As confidentially submitted to the Securities and Exchange Commission on June 16, 2017.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

As filed with the Securities and Exchange Commission on             , 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hamilton Beach Brands Holding Company

(Exact name of registrant as specified in its charter)

Delaware	3634	31-1236686
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Hamilton Beach Brands Holding Company

4421 Waterfront Dr.

Glen Allen, VA 23060

(804) 273-9777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dana B. Sykes

Vice President, General Counsel and Secretary

4421 Waterfront Dr.

Glen Allen, VA 23060

(804) 273-9777

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas Murphy, Esq.

Eric Orsic, Esq.

McDermott Will & Emery LLP

444 West Lake Street, Suite 4000

Chicago, IL 60606-0029

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Class A common stock, par value $0.01 per share	[ ] shares	Not Applicable(2)	$[ ]	$[ ]
Class B common stock, par value $0.01 per share	[ ] shares	Not Applicable(2)	$[ ]	$[ ]
Class A common stock, par value $0.01 per share	[ ] shares(4)	(4)	(4)	(4)

(1)	This prospectus relates to shares of Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, of Hamilton Beach Brands Holding Company (“Hamilton Beach Holding”) which will be distributed pursuant to a spin-off transaction to the holders of Class A common stock, par value $1.00 per share, and Class B common stock, par value $1.00 per share, of NACCO Industries, Inc. (“NACCO”). The amount of Hamilton Beach Holding Class A common stock (“Hamilton Beach Holding Class A Common”) and Hamilton Beach Holding Class B common stock (“Hamilton Beach Holding Class B Common”) to be registered represents the maximum number of shares of Hamilton Beach Holding Class A Common and Hamilton Beach Holding Class B Common, respectively, that will be distributed to the holders of NACCO Class A common stock (“NACCO Class A Common”) and NACCO Class B common stock (“NACCO Class B Common”) upon consummation of the spin-off. One share of Hamilton Beach Holding Class A Common and one share of Hamilton Beach Holding Class B Common will be distributed for each share of NACCO Class A Common outstanding on the record date of the spin-off and one share of Hamilton Beach Holding Class A Common and one share of Hamilton Beach Holding Class B Common will be distributed for each share of NACCO Class B Common outstanding on the record date of the spin-off. Because it is not possible to accurately state the number of shares of NACCO Class A Common and NACCO Class B Common that will be outstanding as of the record date of the spin-off, this calculation is based on the shares of NACCO Class A Common and the shares of NACCO Class B Common outstanding as of [ ].
(2)	Not included pursuant to Rule 457(o) under the Securities Act.
(3)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(2) of the Securities Act. The book value of securities as of the latest practicable date prior to the filing of the registration statement is $[ ].
(4)	Represents the maximum number of shares of Hamilton Beach Holding Class A Common issuable upon conversion of shares of Hamilton Beach Holding Class B Common issued upon the distribution of the Hamilton Beach Holding Class B Common described in this Registration Statement. Such shares of Hamilton Beach Holding Class A Common, if issued, will be issued for no additional consideration and, therefore, pursuant to Rule 457(i), no registration fee is required.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not distribute these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2017

PRELIMINARY PROSPECTUS

[                ] Shares of Class A Common Stock

[                ] Shares of Class B Common Stock

HAMILTON BEACH BRANDS HOLDING COMPANY

To the Stockholders of NACCO Industries, Inc.:

We are pleased to inform you that the board of directors of NACCO Industries, Inc. (“NACCO”) has approved the spin-off of Hamilton Beach Brands Holding Company (“Hamilton Beach Holding”) to NACCO stockholders. Hamilton Beach Holding is a holding company for two separate businesses: consumer, commercial and specialty small appliances (Hamilton Beach Brands, Inc.) and specialty retail (The Kitchen Collection, LLC). Hamilton Beach Brands, Inc. (“HBB”) is a leading designer, marketer, and distributor of branded small electric household and specialty housewares appliances as well as commercial products for restaurants, bars, and hotels. HBB markets such products under numerous brand names, including the Hamilton Beach®, Proctor Silex® and Weston® brands, among others. The Kitchen Collection, LLC (“KC”) is a national specialty retailer of kitchenware in outlet and traditional malls throughout the United States. Immediately following the spin-off, Hamilton Beach Holding will be an independent public company.

To effect the spin-off, NACCO will make a distribution of all of the outstanding shares of Hamilton Beach Holding common stock to holders of NACCO common stock as of 5:00 p.m., Eastern Time, on [            ], 2017, the record date for the spin-off. NACCO will distribute one share of Hamilton Beach Holding Class A common stock, referred to as Hamilton Beach Holding Class A Common, or our Class A Common, and one share of Hamilton Beach Holding Class B common stock, referred to as Hamilton Beach Holding Class B Common or our Class B Common, for each share of NACCO common stock, whether NACCO Class A common stock, referred to as NACCO Class A Common, or NACCO Class B common stock, referred to as NACCO Class B Common. The spin-off is expected to occur after the close of trading on the New York Stock Exchange (the “NYSE”) on [            ], 2017. Hamilton Beach Holding intends to apply to list the Hamilton Beach Holding Class A Common on the NYSE under the symbol “HBB.” The Hamilton Beach Holding Class B Common will not be listed on the NYSE or any other stock exchange and is subject to substantial restrictions on transfer. Each share of Hamilton Beach Holding Class A Common is entitled to one vote per share on matters submitted to a vote of the Hamilton Beach Holding common stockholders. Each share of Hamilton Beach Holding Class B Common is entitled to ten votes per share on matters submitted to a vote of the Hamilton Beach Holding common stockholders, is subject to transfer restrictions and is convertible into one share of Hamilton Beach Holding Class A Common at any time without cost at the option of the holder.

After the spin-off, NACCO will continue to own and operate its other principal business, which is mining and value-added mining services (The North American Coal Corporation).

No vote of NACCO stockholders is required in connection with this spin-off. NACCO stockholders will not be required to pay any consideration for the shares of Hamilton Beach Holding common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their NACCO common stock or take any other action in connection with the spin-off. We expect that, for U.S. federal income tax purposes, the spin-off will be tax-free to you, except with respect to cash received in lieu of fractional shares of Hamilton Beach Holding common stock.

Because NACCO owns all of the outstanding shares of Hamilton Beach Holding’s common stock, there currently is no public trading market for Hamilton Beach Holding common stock. We anticipate that a limited market, commonly known as a “when-issued” trading market, for Hamilton Beach Holding’s Class A Common will develop on or shortly before the record date for the spin-off and will continue up to and including the spin-off date. We expect the “regular-way” trading of Hamilton Beach Holding’s Class A Common will begin on the first trading day following the spin-off date.

Hamilton Beach Holding qualifies as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act, and, therefore will be subject to reduced reporting requirements.

In reviewing this prospectus, you should carefully consider the matters described in “Risk Factors” beginning on page 17 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this prospectus is [                ], 2017.

This prospectus is being furnished solely to provide information to NACCO stockholders who will receive shares of Hamilton Beach Holding common stock in the spin-off. It is not and is not to be construed as an inducement or encouragement to buy or sell any securities of NACCO or Hamilton Beach Holding. This prospectus describes Hamilton Beach Holding’s business, its relationship with NACCO and how the spin-off affects NACCO and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of the common stock that you will receive in the spin-off.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this prospectus may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

The following questions and answers briefly address some commonly asked questions about the spin-off. They may not include all the information that is important to you. We encourage you to read carefully this entire prospectus, including the annexes and the other documents to which we have referred you. We have included page references in certain parts of this section to direct you to a more detailed discussion of each topic presented in this section. Unless the context indicates otherwise, “Hamilton Beach Holding,” “we,” “us” and “our” refer to Hamilton Beach Brands Holding Company and its subsidiaries before the spin-off and after the spin-off, as applicable. “NACCO” refers to NACCO Industries, Inc., unless the context clearly indicates otherwise, not its subsidiaries.

What will NACCO stockholders receive in the spin-off?

To effect the spin-off, NACCO will make a distribution of all of the outstanding shares of Hamilton Beach Holding common stock to NACCO common stockholders as of the record date, which will be [            ], 2017. For each share of NACCO Class A Common held on the record date, NACCO will distribute one share of Hamilton Beach Holding Class A Common and one share of Hamilton Beach Holding Class B Common. Similarly, for each share of NACCO Class B Common held on the record date, NACCO will distribute one share of Hamilton Beach Holding Class A Common and one share of Hamilton Beach Holding Class B Common.

No fractional shares of our Class A Common or our Class B Common will be distributed in the spin-off. Instead, as soon as practicable after the spin-off, the transfer agent will convert the fractional shares of our Class B Common into an equal number of fractional shares of our Class A Common, aggregate all fractional shares of our Class A Common into whole shares of our Class A Common, sell these shares of our Class A Common in the open market at prevailing market prices and distribute the applicable portion of the aggregate net cash proceeds of these sales to each holder who otherwise would have been entitled to receive a fractional share in the spin-off. You will not be entitled to any interest on the amount of the cash payment made in lieu of fractional shares.

NACCO stockholders will not be required to pay for shares of our common stock received in the spin-off, or to surrender or exchange shares of NACCO common stock or take any other action to be entitled to receive our common stock in the distribution. The distribution of our common stock will not cancel or affect the number of outstanding shares of NACCO common stock. Accordingly, NACCO stockholders should retain any NACCO stock certificates they hold as of the spin-off.

Immediately after the spin-off, holders of NACCO common stock as of the record date will hold all of the outstanding shares of our Class A Common and our Class B Common. Based on the number of shares of NACCO common stock outstanding on June 1, 2017, NACCO expects to distribute approximately 6.8 million shares of our Class A Common and approximately 6.8 million shares of our Class B Common to NACCO stockholders in the spin-off (page 37).

Why is NACCO spinning off Hamilton Beach Holding?

NACCO is an operating holding company with the following principal businesses: mining and value-added mining services (The North American Coal Corporation or “NACoal”), consumer, commercial and specialty small appliances (Hamilton Beach Brands, Inc. or “HBB”) and specialty retail (The Kitchen Collection, LLC or “KC”). NACCO’s board of directors, which is referred to as the NACCO board, determined that separating its consumer, commercial and specialty small appliances and specialty retail businesses from NACCO’s mining and value-added mining services business through the spin-off of Hamilton Beach Holding is in the best interests of NACCO and its stockholders and has concluded that the separation will provide both NACCO and Hamilton Beach Holding with a number of significant opportunities and benefits, including:

•	Recruiting, Motivating and Retaining Employees. Strengthen the alignment of senior management incentives with the needs and performance of Hamilton Beach Holding through the use of equity compensation arrangements that will also improve our ability to motivate and retain current personnel and attract, retain and motivate additional qualified personnel.

•	Create Opportunities for Growth. Create greater flexibility for Hamilton Beach Holding (i) to pursue strategic growth opportunities, such as acquisitions and joint ventures, in the housewares industry because it will have the ability, subject to certain restrictions relating to the requirements for a tax-free distribution, to offer its stock as consideration in connection with potential future acquisitions or other growth opportunities and (ii) to use its stock to raise funds for acquisitions or other growth opportunities.

•	Access to Capital and Capital Structure. Provide Hamilton Beach Holding with direct access to equity capital markets and greater access to debt capital markets to fund its growth strategies and to establish a capital structure and dividend policy reflecting our business needs and financial position.

•	Implement CEO Succession. Provide Hamilton Beach Holding and NACCO with the ability to immediately implement CEO succession for their respective companies. After the spin-off, Hamilton Beach Holding will be a focused company led by a seasoned and highly qualified CEO and executive team. NACCO’s current Chairman, President and Chief Executive Officer, who is also the current Chairman of HBB, Alfred M. Rankin, Jr., will be able to dramatically reduce his role at Hamilton Beach Holding by becoming Executive Chairman. If HBB were to remain a part of NACCO, designating a successor to Mr. Rankin as CEO of the combined company would be difficult because of the vastly different industries with respect to which the successor would be responsible.

•	Management Focus. Reinforce management’s focus on serving each of Hamilton Beach Holding’s market segments and customer needs, and on responding flexibly to changing market conditions and growth markets.

The NACCO board considered the following factors, among others, in connection with its decision to spin-off Hamilton Beach Holding:

•	Voting Power/Proportionate Interest. As of June 1, 2017, holders of NACCO Class A Common and NACCO Class B Common have 25.1% and 74.9% of the voting power of NACCO, respectively. NACCO’s Restated Certificate of Incorporation, which is referred to as the NACCO Charter, provides that each class of NACCO common stock has equal rights in connection with stock dividends. When the spin-off, structured as a stock dividend, occurs, the holders of Hamilton Beach Holding Class A Common will have 9.1% of the voting power of Hamilton Beach Holding, while holders of Hamilton Beach Holding Class B Common will have 90.9% of the voting power of Hamilton Beach Holding. The collective voting power in Hamilton Beach Holding of current holders of NACCO Class A Common after the spin-off will be approximately 77%, while the collective voting power in Hamilton Beach Holding of current holders of NACCO Class B Common after the spin-off will be approximately 23%.

•	Certain Restrictions Relating to Tax-Free Distributions. The ability of Hamilton Beach Holding to engage in equity transactions could be limited or restricted for a period of time after the spin-off in order to preserve the tax-free nature of the spin-off. See “Risk Factors — We might not be able to engage in desirable strategic transactions and equity issuances for some period of time following the spin-off because of certain restrictions relating to requirements for tax-free distributions.”

•	No Existing Public Market. There is no existing public market for our common stock and the combined market values of NACCO common stock and our common stock following the spin-off may be less than the value of NACCO common stock prior to the spin-off.

•	Risks Factors. Certain other risks associated with the spin-off and our business after the spin-off, as described in this prospectus under the heading “Risk Factors” beginning on page 17.

What businesses will NACCO engage in after the spin-off?

NACCO will be principally engaged in the mining and value-added mining services business after the spin-off.

Why does Hamilton Beach Holding have two classes of common stock?

NACCO has two classes of common stock. The spin-off of Hamilton Beach Holding from NACCO is structured to provide the Hamilton Beach Holding stockholders with substantially the same capital structure that currently exists for the NACCO stockholders, with certain changes intended to provide Hamilton Beach Holding, as an independent company, with additional flexibility, including the ability to issue blank check preferred shares and an increased number of authorized shares. In the event blank check preferred stock is issued in the future, the voting rights and other rights of holders of our common stock may be adversely affected. In addition, while the governance-related provisions of Hamilton Beach Holding’s amended and restated certificate of incorporation and amended and restated bylaws, as well as a stockholders’ agreement to which Hamilton Beach Holding will be a party, are substantially the same as NACCO’s governance-related provisions and stockholders’ agreement, there are certain changes from the corresponding NACCO provisions. For example, holders of Hamilton Beach Holding Class B Common are permitted to transfer their shares to certain limited liability companies in addition to certain trusts and corporations. In addition, holders of NACCO Class B Common currently have the ability to transfer their shares to certain relatives and holders of our Class B Common will not have that right. With respect to the distribution of the stock of any subsidiary of Hamilton Beach Holding, Hamilton Beach Holding’s amended and restated certificate of incorporation will permit the Company to elect to distribute to each holder of Hamilton Beach Holding Class A Common shares of the Class A common stock of such subsidiary and to each holder of Hamilton Beach Holding’s Class B Common shares of the Class B common stock of such subsidiary, which is not permitted under the NACCO restated certificate of incorporation. Our amended and restated bylaws, unlike NACCO’s, contain additional procedures for the nomination and election of directors of Hamilton Beach Holding. Unlike NACCO’s, the 80% vote requirement to amend certain provisions of our amended and restated bylaws also applies to amendments to provisions regarding the order of business at meetings of stockholders and nominations and election of directors. The NACCO restated certificate of incorporation requires the affirmative vote of 50% of the outstanding voting stock of NACCO for the removal of directors, but our amended and restated certificate of incorporation provides for the removal of directors with or without cause by an 80% vote of our outstanding stock. Finally, our amended and restated certificate of incorporation contains an 80% vote requirement to amend certain provisions of our amended and restated certificate of incorporation with respect to the election and removal of directors, amendment of bylaws and rights to indemnification, which is not in the NACCO restated certificate of incorporation. Hamilton Beach Holding’s amended and restated certificate of incorporation, amended and restated bylaws and stockholders’ agreement are as described in more detail in “Ancillary Agreements — Stockholders’ Agreement” and “Description of Capital Stock of Hamilton Beach Holding after the Spin-Off.”

Why will I receive Hamilton Beach Holding Class A Common and Hamilton Beach Holding Class B Common if I currently own only NACCO Class A Common or NACCO Class B Common?

The NACCO Charter provides that each share of NACCO Class A Common and NACCO Class B Common is equal in respect of rights to dividends and any other distribution in cash, stock or property. Therefore, pursuant to the terms of the NACCO Charter, NACCO is required to distribute one share of Hamilton Beach Holding Class A Common and one share of Hamilton Beach Holding Class B Common for each share of NACCO common stock, whether NACCO Class A Common or NACCO Class B Common. As a result of this requirement for equal distribution, the proportionate interest that NACCO stockholders will have in Hamilton Beach Holding following the spin-off will differ from the interest those stockholders currently have in NACCO. In particular, the collective voting power in Hamilton Beach Holding of current holders of NACCO Class A Common after the spin-off will be approximately 77% while the collective voting power in Hamilton Beach Holding of current holders of NACCO Class B Common after the spin-off will be approximately 23%. See “Risk Factors – The relative voting power of holders of our Class B Common who convert their shares of our Class B Common into shares of our Class A Common will diminish” and “Risk Factors — The relative voting power of the remaining holders of Class B Common will increase as holders of our Class B Common convert their shares of our Class B Common into shares of our Class A Common.”

Who is entitled to receive shares of our common stock in the spin-off?

Holders of NACCO common stock at the close of business on [            ], 2017, the record date for the spin-off, will be entitled to receive shares of our common stock in the spin-off.

When is the spin-off expected to be completed?

The spin-off is expected to be completed during the third quarter of 2017.

What do I need to do to receive my shares of Hamilton Beach Holding common stock?

You do not need to take any action to receive your shares of our common stock. The shares of our common stock will be distributed on the date of the spin-off to holders of NACCO common stock as of the record date for the spin-off in book-entry form in accordance with Section 170 of the General Corporation Law of the State of Delaware (the “DGCL”).

What if I want to receive certificates representing my shares of Hamilton Beach Holding common stock?

While the shares of our common stock will be distributed in book-entry form, you may request to receive certificates representing your shares of our common stock from our transfer agent.

What will govern my rights as a Hamilton Beach Holding stockholder?

Your rights as a Hamilton Beach Holding stockholder will be governed by Delaware law, as well as our amended and restated certificate of incorporation and our amended and restated bylaws. A description of these rights is included in this prospectus under the heading “Description of Capital Stock of Hamilton Beach Holding after the Spin-Off” (page 134). Except as otherwise described in this prospectus, these documents are substantially comparable to NACCO’s constituent documents.

What if I want to convert or sell the shares of Hamilton Beach Holding Class B Common I receive in the spin-off?

Like the NACCO Class B Common, our Class B Common will not be listed on the NYSE or any other stock exchange, and we do not expect any trading market for our Class B Common to exist. In addition, our Class B Common generally will not be transferable except to or among a limited number of permitted transferees pursuant to our amended and restated certificate of incorporation. Violation of these transfer restrictions will cause our Class B Common to convert automatically into Class A Common, as described in more detail in “Description of Capital Stock of Hamilton Beach Holding after the Spin-Off — Common Stock — Restrictions on Transfer of Class B Common; Convertibility of Class B Common into Class A Common” beginning on page 134. However, our Class B Common will be convertible at any time, without cost to you, into our Class A Common on a share-for-share basis. If you want to sell the equity interest represented by your shares of our Class B Common, you may convert those shares into an equal number of shares of our Class A Common at any time, without cost, and then sell your shares of our Class A Common.

You will receive a conversion form when you receive the shares of our Class B Common that you are entitled to receive in the spin-off. The conversion form will include instructions for converting shares of our

Class B Common into an equal number of shares of our Class A Common. If you elect to convert your shares of our Class B Common into shares of our Class A Common, you should follow the instructions included with the form, complete, sign and date the form, and return the form, along with your certificate, if any, representing shares of our Class B Common, to our transfer agent. If you deliver a certificate, our transfer agent, as promptly as practicable after receipt of your completed, signed and dated form and certificate, will issue to you a certificate representing shares of our Class A Common equal to the number of shares of our Class B Common that you elected to convert. Any Class A Common issued upon conversion of Class B Common will be issued in the name or names you specified in the form. The conversion will be deemed to have been made immediately prior to the close of business on the date you surrendered your completed, signed and dated form and certificate, if any. After you receive shares of our Class A Common you may sell those shares. After you convert our Class B Common into our Class A Common, such shares may not be converted back into shares of our Class B Common.

Do I have to convert my shares of Class B Common before I sell them?

No. If you do not wish to complete the conversion process before you sell, you may effect a sale of our Class A Common into which your shares of our Class B Common are convertible. If you hold certificated Class B Common simply deliver the certificate or certificates representing such shares of our Class B Common to a broker, properly endorsed, in contemplation of the sale. The broker will then instruct the transfer agent to convert such Class B Common and, if necessary, present a certificate or certificates representing shares of our Class B Common to our transfer agent, who will issue to the purchaser a certificate, if necessary, representing the number of shares of our Class A Common sold in settlement of the transaction.

Are there risks associated with the spin-off and our business after the spin-off?

Yes. You should carefully review the risks described in this prospectus under the heading “Risk Factors” beginning on page 17.

Who can answer my questions about the spin-off?

If you have any questions about the spin-off, please contact the following.

NACCO Industries, Inc. 5875 Landerbrook Drive, Suite 220 Cleveland, Ohio 44124-4017 Attn: Investor Relations Telephone: 440-229-5130 Email: ir@naccoind.com

Is stockholder approval needed in connection with the spin-off?

No vote of NACCO stockholders is required or will be sought in connection with the spin-off.

Where will the shares of Hamilton Beach Holding common stock be listed?

We intend to apply for listing of our shares of Class A Common on the New York Stock Exchange under the symbol “HBB.” Our Class B Common will not be listed on the NYSE or any other stock exchange.

Where can I find more information about Hamilton Beach Holding and NACCO?

You can find more information about NACCO and us from various sources described under “Where You Can Find More Information” beginning on page 139.

What are the U.S. federal income tax consequences of the spin-off to NACCO stockholders?

The spin-off is conditioned upon receipt by NACCO of an opinion of counsel to the effect that, for U.S. federal income tax purposes, the spin-off will qualify as tax-free under Section 355 of the Internal Revenue Code (the “Code”), except for cash received in lieu of fractional shares. The opinion of counsel to NACCO will be based on, among other things, current law and will rely on certain facts and assumptions, and certain representations and undertakings, provided by NACCO and us regarding the past and future conduct of our respective businesses and other matters, which, if incorrect, could jeopardize the conclusions reached in this opinion.

Assuming that the spin-off qualifies as tax-free under Section 355 of the Code, for U.S. federal income tax purposes, (1) no gain or loss will be recognized by NACCO or us as a result of the spin-off, and (2) no gain or loss will be recognized by (and no amount will be included in the income of) a NACCO stockholder, upon the receipt of our common stock in the spin-off, except a NACCO stockholder may recognize a gain or loss with respect to any cash received in lieu of a fractional share.

In connection with the spin-off, we will enter into a tax allocation agreement with NACCO (the “Tax Allocation Agreement”). Under the Tax Allocation Agreement, NACCO has agreed to make a protective election under Section 336(e) of the Code with respect to the spin-off. If, notwithstanding the receipt of an opinion of tax counsel, the spin-off fails to qualify as tax-free under Section 355 of the Code, the Section 336(e) election would generally cause a deemed sale of the assets of Hamilton Beach Holding and its subsidiaries, causing the NACCO group to recognize a gain to the extent the fair market value of the assets exceeded the basis of Hamilton Beach Holding and its subsidiaries in such assets. In such case, to the extent that NACCO is responsible for the resulting transaction taxes, Hamilton Beach Holding generally would be required under the Tax Allocation Agreement to make periodic payments to NACCO equal to the tax savings arising from a “step up” in the tax basis of Hamilton Beach Holding’s assets.

In addition, if the spin-off fails to qualify as tax-free under Section 355 of the Code, NACCO stockholders could be taxed on the full value of the shares of Hamilton Beach Holding’s common stock that they receive, which generally would be treated first as a taxable dividend to the extent of NACCO’s earnings and profits, then as a non-taxable return of capital to the extent of each stockholder’s tax basis in shares of NACCO common stock, and thereafter as a capital gain with respect to any remaining value. The protective Section 336(e) election does not impact this treatment of NACCO stockholders.

Even if the spin-off qualifies as tax-free under Section 355 of the Code, the spin-off would become taxable to NACCO under Section 355(e) of the Code if a 50% or greater interest (by vote or value) in NACCO or Hamilton Beach Holding stock were treated as acquired, directly or indirectly, by certain persons as part of a plan or series of related transactions that included the spin-off. For this purpose, it is unclear whether any increase in voting power by holders of our Class B Common Stock by reason of the conversion by other holders of Hamilton Beach Holding Class B Common Stock to Hamilton Beach Holding Class A Common Stock should be considered an acquisition of voting power as part of a plan or series of related transactions. However, even if so treated, any such voting shift would not alone cause an acquisition of 50% or more of the voting power of our Common Stock and, as a result, would not, by itself, cause the spin-off to be taxable to NACCO under Section 355(e) of the Code. However, if the IRS were to determine that other acquisitions of NACCO shares before or after the spin-off, or Hamilton Beach Holding shares after the spin-off, were part of a plan or series of related transactions that included the spin-off for purposes of Section 355(e) of the Code, such determination could result in the recognition of a gain by NACCO under Section 355(e) of the Code. Because of the protective Section 336(e) election, Hamilton Beach Holding and its subsidiaries would be deemed to have sold all of their assets, thereby causing the NACCO group to recognize a gain to the extent the fair market value of the assets exceeded the basis of Hamilton Beach Holding and its subsidiaries in such assets. As described, above, to the extent that NACCO is responsible for the resulting transaction taxes, Hamilton Beach Holding would generally be required under the Tax Allocation Agreement to make certain periodic payments to NACCO.

For further information concerning the U.S. federal income tax consequences of the spin-off, see “Material U.S. Federal Income Tax Consequences” beginning on page 46.

Each NACCO stockholder is urged to consult a tax advisor as to the specific tax consequences of the spin-off to that stockholder, including the effect of any state, local, or non-U.S. tax laws and any changes in applicable tax laws.

How will I determine the tax basis I will have in the shares of Hamilton Beach Holding Class A and Class B common stock I receive in the spin-off?

Generally, for U.S. federal income tax purposes, your aggregate basis in the stock you hold in NACCO and the Hamilton Beach Holding common stock received in the spin-off (including cash received in lieu of fractional shares) will equal the aggregate basis of NACCO common stock held by you immediately before the spin-off. This aggregate basis will be allocated among your NACCO common stock and the Hamilton Beach Holding common stock you receive in the spin-off (including any fractional share interests in Hamilton Beach Holding for which cash is received) in proportion to the relative fair market value of each immediately following the spin-off. See “Material U.S. Federal Income Tax Consequences” beginning on page 46.

You should consult with your tax advisor about how this allocation will work in your situation (including a situation where you have purchased or received NACCO shares at different times or for different amounts) and regarding any particular consequences of the spin-off to you, including the application of state, local and non-U.S. tax laws.

SUMMARY

This summary of the information contained in this prospectus may not include all the information that is important to you. To understand fully and for a more complete description of the terms and conditions of the spin-off, you should read this prospectus, including the annexes, in its entirety and the documents to which you are referred. See “Where You Can Find More Information” (page 139). Page references have been included parenthetically to direct you to a more complete discussion of each topic presented in this summary.

Information About Hamilton Beach Holding (page 76)

Hamilton Beach Holding is a Delaware corporation and a wholly owned subsidiary of NACCO. Hamilton Beach Holding is a holding company for two separate businesses: consumer, commercial and specialty small appliances (HBB) and specialty retail (KC). HBB is a leading designer, marketer, and distributor of branded small electric household and specialty housewares appliances as well as commercial products for restaurants, bars and hotels. HBB markets such products under numerous brand names, including the Hamilton Beach®, Proctor Silex®, and Weston® brands, among others. KC is a national specialty retailer of kitchenware in outlet and traditional malls throughout the United States. For more information about our businesses, including our competitive strengths, see “Businesses of Hamilton Beach Holding” beginning on page 76.

Hamilton Beach Brands Holding Company

4421 Waterfront Dr.

Glen Allen, VA 23060

(804) 273-9777

Information about NACCO

NACCO is a holding company that will have one principal business after the spin-off: mining and value-added mining services. NACoal mines coal primarily for use in power generation and provides value-added services for natural resource companies.

NACCO Industries, Inc.

5875 Landerbrook Drive, Suite 220

Cleveland, Ohio 44124

(440) 229-5151

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions that are not otherwise applicable to public companies from various reporting requirements. These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and stockholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues that exceed $1,070,000,000;

•	the last day of the fiscal year following the fifth anniversary of the completion of the spin-off;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•	the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, (the “Exchange Act”) (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter).

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with those of another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

The Spin-Off (page 36)

On [            ], 2017, the NACCO board of directors and the Hamilton Beach Holding board of directors, which is referred to as our Board, each approved the spin-off of Hamilton Beach Holding, upon the terms and subject to the conditions contained in the separation agreement between NACCO and us, which is referred to as the separation agreement. For a more detailed description of the terms of the separation agreement, see “The Separation Agreement” beginning on page 129.

We encourage you to read the separation agreement, which is filed as an exhibit to the registration statement that contains this prospectus, because it sets forth the terms of the spin-off.

Stock Ownership of Hamilton Beach Holding Directors and Executive Officers (page 83)

The stock ownership of our directors and executive officers immediately after the spin-off is described under the heading “Security Ownership of Certain Beneficial Owners and Management” beginning on page 83.

Ownership of Hamilton Beach Holding after the Spin-Off (page 41)

Immediately after the spin-off, NACCO stockholders as of the record date will hold all of the outstanding shares of our Class A Common and our Class B Common. Based on the number of shares of NACCO common stock outstanding on June 1, 2017, NACCO expects to distribute approximately 6.8 million shares of our Class A Common and approximately 6.8 million shares of our Class B Common in the spin-off.

Operations of Hamilton Beach Holding after the Spin-Off (page 41)

We will continue to conduct business after completion of the spin-off under multiple brands and trade names. Our headquarters will continue to be located in Glen Allen, Virginia.

Management of Hamilton Beach Holding after the Spin-Off (page 41)

After the spin-off, our executive officers will be substantially the same as our executive officers immediately before the spin-off and will remain in office until their respective successors are duly elected or appointed and qualified in accordance with our amended and restated certificate of incorporation and our amended and restated bylaws or as otherwise provided by law.

After the spin-off, we will be led by:

•	Alfred M. Rankin, Jr. as our Executive Chairman;

•	Gregory H. Trepp as our and HBB’s President and Chief Executive Officer;

•	Keith B. Burns as HBB’s Vice President, Engineering and Information Technology;

•	Gregory E. Salyers as HBB’s Senior Vice President, Global Operations;

•	Dana B. Sykes as our and HBB’s Vice President, General Counsel and Secretary;

•	James H. Taylor as our and HBB’s Vice President and Chief Financial Officer;

•	R. Scott Tidey as HBB’s Senior Vice President, North America Sales and Marketing; and

•	Robert O. Strenski as KC’s President.

See “Management” beginning on page 90 for additional information regarding our management after the spin-off.

Hamilton Beach Holding Board after the Spin-Off (page 41)

After the spin-off, our Board will consist of [            ], [            ], [            ] and [            ], who will remain in office until their respective successors are duly elected or appointed and qualified in accordance with our amended and restated certificate of incorporation and our amended and restated bylaws or as otherwise provided by law. Of these individuals, the following served as our directors prior to the spin-off: [            ] and [            ]. Our Board has determined that [            ], [            ] and [            ] satisfy the criteria for director independence as set forth in the NYSE rules.

Committees of the Hamilton Beach Holding Board after the Spin-Off (page 41)

After the spin-off, our Board will have an audit review committee, a compensation committee, and a nominating and corporate governance committee.

Immediately after the spin-off, the members of our audit review committee, compensation committee, and nominating and corporate governance committee will be as follows:

Board Members	Audit Review Committee	Compensation Committee	Nominating and Corporate Governance Committee

Interests of NACCO and Hamilton Beach Holding Directors and Executive Officers in the Spin-Off (page 42)

Some NACCO and Hamilton Beach Holding directors and executive officers have interests in the spin-off that are different from, or in addition to, the interests of NACCO stockholders who will receive shares of our common stock in the spin-off. The NACCO board and our Board were aware of these interests and considered them in making their respective decisions to approve the separation agreement and the spin-off. These interests include:

•	the designation of certain of our directors and officers before the spin-off as our directors or executive officers after the spin-off, including some who will serve as directors or executive officers of both Hamilton Beach Holding and NACCO;

•	the rights of Mr. Rankin, our Executive Chairman, and [ ], [ ] and [ ], our directors, as parties to the stockholders’ agreement among Hamilton Beach Holding and certain members of the Rankin and Taplin families with respect to ownership of our common stock, as described in more detail in “Security Ownership of Certain Beneficial Owners and Management” beginning on page 83 and “Ancillary Agreements — Stockholders’ Agreement” beginning on page 133;

•	the participation of our executive officers in various incentive compensation plans for 2017 prior to the spin-off, as previously approved by the compensation committee of the NACCO Industries, Inc. board, which is referred to as the NACCO compensation committee;

•	the provision of NACCO equity compensation to our directors who were directors of NACCO prior to the spin-off under the NACCO Industries, Inc. Non-Employee Directors’ Equity Compensation Plan, referred to as the NACCO Directors’ Plan, as described in more detail in “Management — Compensation of Directors” beginning on page 97;

•	the provision of Hamilton Beach Holding equity to our directors and the participation by our directors in a director equity compensation plan following the spin-off, as described in more detail in “Management — Compensation of Directors” beginning on page 97;

•	the participation by our Executive Chairman in a NACCO equity incentive compensation plan before the spin-off, subject to the approval of grants of awards by the NACCO compensation committee, as described in more detail in “Executive Compensation — Long-Term Incentive Compensation — Historically” beginning on page 114; and

•	the participation by our executive officers in a Hamilton Beach Holding equity incentive compensation plan after the spin-off, subject to the approval of grants of awards by the Hamilton Beach Holding compensation committee, which is referred to as our compensation committee or the Hamilton Beach Holding compensation committee, as described in more detail in “Executive Compensation — Long-Term Incentive Compensation — Going Forward” beginning on page 119.

Listing of Hamilton Beach Holding Common Stock (page 44)

We intend to apply to list our Class A Common on the NYSE under the symbol “HBB.” Our Class B Common will not be listed on the NYSE or any other stock exchange.

Market for Hamilton Beach Holding Common Stock (page 44)

Currently, there is no public market for our Class A Common. We intend to apply to list our Class A Common on the NYSE. If the NYSE approves the listing, we expect that a “when-issued” trading market for our Class A Common will develop before the record date for the spin-off. “When-issued” trading refers to a transaction made conditionally because the stock has been authorized but is not yet issued or available. Even though when-issued trading may develop, none of these trades will settle before the record date for the spin-off, and if the spin-off does not occur, all when-issued trading will be null and void. On the first trading day after the spin-off, when-issued trading will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a stock has been issued and typically involves a transaction that settles on the third full business day after the date of a transaction.

Our Class B Common will not be listed on the NYSE or any other stock exchange or otherwise traded and will be subject to substantial restrictions on transfer, the violation of which will cause it to convert automatically into Class A Common as described in more detail in “Description of Capital Stock of Hamilton Beach Holding after the Spin-Off — Common Stock — Restrictions on Transfer of Class B Common; Convertibility of Class B Common into Class A Common” beginning on page 134. Our Class B Common will, however, be convertible at all times, and without cost to the stockholder, into our Class A Common on a share-for-share basis. Therefore, stockholders desiring to sell the equity interest in us represented by their shares of our Class B Common may convert those shares into an equal number of shares of our Class A Common at any time and then sell the shares of our Class A Common.

Material U.S. Federal Income Tax Consequences (page 46)

The spin-off is conditioned upon receipt by NACCO of an opinion of counsel to the effect that, for U.S. federal income tax purposes, the spin-off will qualify as tax-free under Section 355 of the Code, except for cash received in lieu of fractional shares. The opinion of counsel to NACCO will be based on, among other things, current law and will rely on certain facts and assumptions, and certain representations and undertakings, provided by NACCO and us regarding the past and future conduct of our respective businesses and other matters, which, if incorrect, could jeopardize the conclusions reached in this opinion.

Assuming that the spin-off qualifies as tax free under Section 355 of the Code, for U.S. federal income tax purposes, (1) no gain or loss will be recognized by NACCO or us as a result of the spin-off, and (2) no gain or loss will be recognized by (and no amount will be included in the income of) a NACCO stockholder upon the receipt of our common stock in the spin-off, except a NACCO stockholder may recognize a gain or loss with respect to any cash received in lieu of a fractional share.

Under the Tax Allocation Agreement, NACCO has agreed to make a protective election under Section 336(e) of the Code with respect to the spin-off. If, notwithstanding the receipt of an opinion of tax counsel, the spin-off fails to qualify as tax-free under Section 355 of the Code, the Section 336(e) election would generally cause a deemed sale of the assets of Hamilton Beach Holding and its subsidiaries, causing the NACCO group to recognize a gain to the extent the fair market value of the assets exceeded the basis of Hamilton Beach Holding and its subsidiaries in such assets. In such case, to the extent that NACCO is responsible for the resulting transaction taxes, Hamilton Beach Holding generally would be required under the Tax Allocation Agreement to make periodic payments to NACCO equal to the tax savings arising from a “step up” in the tax basis of Hamilton Beach Holding’s assets.

In addition, if the spin-off fails to qualify as tax-free under Section 355 of the Code, NACCO stockholders could be taxed on the full value of the shares of Hamilton Beach Holding’s common stock that they receive, which generally would be treated first as a taxable dividend to the extent of NACCO’s earnings and profits, then as a non-taxable return of capital to the extent of each stockholder’s tax basis in shares of NACCO common stock, and thereafter as a capital gain with respect to any remaining value. The protective Section 336(e) election does not impact this treatment of NACCO stockholders.

Even if the spin-off qualifies as tax-free under Section 355 of the Code, the spin-off would become taxable to NACCO under Section 355(e) of the Code if a 50% or greater interest (by vote or value) in NACCO or Hamilton Beach Holding stock were treated as acquired, directly or indirectly, by certain persons as part of a plan or series of related transactions that included the spin-off. For this purpose, it is unclear whether any increase in voting power by holders of our Class B Common Stock by reason of the conversion by other holders of Hamilton Beach Holding Class B Common Stock to Hamilton Beach Holding Class A Common Stock should be considered an acquisition of voting power as part of a plan or series of related transactions. However, even if so treated, any such voting shift would not alone cause an acquisition of 50% or more of the voting power of our Common Stock and, as a result, would not, by itself, cause the spin-off to be taxable to NACCO under Section 355(e) of the Code. However, if the IRS were to determine that other acquisitions of NACCO shares before or after the spin-off, or Hamilton Beach Holding shares after the spin-off, were part of a plan or series of related transactions that included the spin-off for purposes of Section 355(e) of the Code, such determination could result in the recognition of a gain by NACCO under Section 355(e) of the Code. Because of the protective Section 336(e) election, Hamilton Beach Holding and its subsidiaries would be deemed to have sold all of their assets, thereby causing the NACCO group to recognize a gain to the extent the fair market value of the assets exceeded the basis of Hamilton Beach Holding and its subsidiaries in such assets. As described, above, to the extent that NACCO is responsible for the resulting transaction taxes, Hamilton Beach Holding would generally be required under the Tax Allocation Agreement to make certain periodic payments to NACCO.

NACCO has the right to waive, in its sole discretion, the receipt of a tax opinion on or prior to the date of the spin-off that the tax consequences relating to the spin-off are as described above. NACCO does not currently intend to waive this condition to its obligation to complete the spin-off. In the event this condition were to be waived by NACCO and any changes to the tax consequences relating to the spin-off were material, Hamilton Beach Holding would undertake to recirculate this prospectus prior to the commencement of the distribution.

For further information concerning the U.S. federal income tax consequences of the spin-off, see “Material U.S. Federal Income Tax Consequences” beginning on page 46.

You are encouraged to consult with your own tax advisor for a full understanding of the tax consequences of the spin-off to you.

Accounting Treatment (page 45)

The spin-off will be accounted for by NACCO as a spin-off of Hamilton Beach Holding. After the spin-off, Hamilton Beach Holding is expected to be accounted for as a discontinued operation by NACCO. If accounted for as a discontinued operation, the measurement date would be the effective date of the spin-off, which is referred to as the spin-off date. After the spin-off, our assets and liabilities will be accounted for at the historical book values carried by NACCO prior to the spin-off. No gain or loss will be recognized as a result of the spin-off. Costs related to the spin-off will be recognized by NACCO as incurred both before and after the spin-off.

Ancillary Agreements (page 132)

In connection with the spin-off, we will also enter into a transition services agreement with NACCO, the Tax Allocation Agreement and a stockholders’ agreement with certain of our stockholders. This stockholders’ agreement is substantially similar to the stockholders’ agreement that was entered into among certain stockholders of NACCO.

Transition Services Agreement

Under the terms of the transition services agreement, NACCO will provide services to us on a transitional basis, as needed, for varying periods after the spin-off date. The services NACCO will provide include:

•	legal and consulting support relating to employee benefits and compensation matters;

•	general accounting support, including public company support;

•	general legal, public company, information technology, insurance and internal audit support (including responding to requests from regulatory and compliance agencies) as needed; and

•	tax compliance and consulting support (including completion of federal audits and appeals through the 2015 tax year; 2017 tax sharing computations; 2017 state income tax return filings for certain operating subsidiaries of NACCO after the spin-off and miscellaneous provision and tax return oversight).

None of the transition services are expected to exceed one year. We may extend the initial transition period for a period of up to three months for any service upon 30 days written notice to NACCO prior to the initial

termination date. We expect to pay NACCO net aggregate fees of no more than $[            ] over the initial term of the transition services agreement.

Tax Allocation Agreement

Hamilton Beach Holding and NACCO will enter into the Tax Allocation Agreement prior to the spin-off that will generally govern NACCO’s and Hamilton Beach Holding’s respective rights, responsibilities and obligations after the spin-off with respect to taxes for any tax period ending on or before the date of the spin-off, as well as tax periods beginning before and ending after the date of the spin-off. Generally, Hamilton Beach Holding will be liable for all pre-spin-off U.S. federal income taxes, foreign income taxes and certain non-income taxes attributable to Hamilton Beach Holding’s business. In addition, the Tax Allocation Agreement will address the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to effectuate the spin-off, if any. The Tax Allocation Agreement will also provide that Hamilton Beach Holding is liable for taxes incurred by NACCO that arise as a result of Hamilton Beach Holding’s taking or failing to take, as the case may be, certain actions that result in the spin-off failing to meet the requirements of a tax-free distribution under Section 355 of the Code. The Tax Allocation Agreement will also provide that NACCO is liable for taxes incurred by Hamilton Beach Holding as a result of NACCO’s taking or failing to take certain actions that result in the spin-off failing to meet the requirements of a tax-free distribution under Section 355 of the Code.

Stockholders’ Agreement

Our Class B Common is subject to substantial restrictions on transfer as set forth in our amended and restated certificate of incorporation. In addition, we intend to enter into a stockholders’ agreement with certain of our stockholders who are members of the Rankin and Taplin families, the extended founding families of NACoal, predecessor to NACCO. Immediately following the spin-off, [    ]% of our Class B Common will be subject to the stockholders’ agreement. See “Security Ownership of Certain Beneficial Owners and Management.” The terms of the stockholders’ agreement require signatories to the agreement, prior to any conversion of our Class B Common into our Class A Common by such signatories, to offer such Class B Common to all of the other signatories on a pro rata basis. A signatory may sell or transfer all shares not purchased under the right of first refusal as long as they are converted into our Class A Common prior to such sale or transfer. Under the stockholders’ agreement, we may, but are not obligated to, buy any of the shares of our Class B Common not purchased by signatories following the triggering of the right of first refusal. A substantially similar stockholders’ agreement is in effect among certain stockholders of NACCO. For a description of transfer restrictions on our Class B Common, see “Description of Capital Stock of Hamilton Beach Holding after the Spin-Off — Common Stock — Restrictions on Transfer of Class B Common; Convertibility of Class B Common into Class A Common.”

FINANCIAL SUMMARY

Market Price Data

There is no established trading market for shares of our Class A Common or our Class B Common. At June 1, 2017, there were 100 shares of our common stock outstanding, all of which immediately prior to the spin-off were owned by NACCO.

In connection with the spin-off, NACCO will distribute approximately 6.8 million shares of our Class A Common and approximately 6.8 million shares of our Class B Common to holders of NACCO Class A Common and NACCO Class B Common as of the record date for the spin-off. We intend to apply to list our Class A Common on the NYSE under the symbol “HBB.” Our Class B Common will not be listed on the NYSE or any other stock exchange or otherwise traded and will be subject to substantial restrictions on transfer.

Dividends

We paid dividends to NACCO in 2015 and 2016 in the aggregate amount of $57 million. We paid $3 million in dividends to NACCO from January 1, 2017 to June 1, 2017.

Dividend Policy

We currently intend to pay regular quarterly dividends after the spin-off. The declaration of future dividends and the establishment of the per share amount, record dates and payout dates for such future dividends will be at the discretion of our Board and will depend on various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our Board deems relevant. The HBB and KC credit facilities limit our ability to pay dividends or make distributions in respect of our capital stock in certain circumstances. For a discussion of these restrictions, see the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources of HBB — After the Spin-Off” beginning on page 61 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources of KC — After the Spin-Off” beginning on page 70.

SUMMARY HISTORICAL FINANCIAL DATA OF HAMILTON BEACH HOLDING

The following table sets forth our summary historical financial data as of and for each of the periods indicated. We derived the summary historical financial data as of and for each of the two years ended December 31, 2016 from our audited consolidated financial statements. We derived the summary historical financial data as of and for the three months ended March 31, 2017 and 2016 from our unaudited condensed consolidated financial statements which, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of the interim period. This information is only a summary and you should read it in conjunction with the historical consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in this prospectus.

	Three Months Ended March 31		Year Ended December 31
	2017	2016	2016	2015
	(In thousands)
Operating Statement Data:
Revenues	$140,282	$143,134	$745,357	$767,862
Operating profit (loss)	$(2,438)	$(2,889)	$43,374	$35,554
Net income (loss)	$(1,357)	$(2,148)	$26,179	$19,711

	March 31		December 31
	2017	2016	2016	2015
	(In thousands)
Balance Sheet Data:
Total assets	$262,778	$256,980	$310,833	$310,128
Long-term debt	$28,000	$47,600	$26,000	$50,000
Stockholder’s equity	$61,534	$70,152	$65,126	$82,824

	Three Months Ended March 31		Year Ended December 31
	2017	2016	2016	2015
	(In thousands)
Cash Flow Data:
Provided by (used for) operating activities	$(22,161)	$3,731	$62,563	$26,488
Used for investing activities	$(1,220)	$(1,791)	$(5,925)	$(6,543)
Provided by (used for) financing activities	$17,263	$(16,595)	$(61,837)	$(10,088)
Other Data:
Cash dividends paid	$3,000	$10,000	$42,000	$15,000

RISK FACTORS

In addition to the other information included in this prospectus, including the matters addressed in “Special Note Regarding Forward-Looking Statements” on page 34, you should carefully consider the matters described below. The risk factors described below include risk factors that will be applicable to our business if the spin-off is consummated, as well as risks related to the spin-off.

Risks Relating to the Spin-Off

If we are unable to list the shares of our Class A Common on the NYSE or Nasdaq the spin-off will not be consummated.

Although we intend to apply for listing of the shares of our Class A Common on the NYSE, we cannot assure you that we will meet the NYSE’s listing requirements or that our listing application will be approved by the NYSE. If the NYSE does not approve our listing application, we intend to apply to Nasdaq to list our Class A Common. We cannot assure you that we will meet Nasdaq’s listing requirements or that our listing application will be approved by Nasdaq. If our Class A Common cannot be listed on either the NYSE or Nasdaq, the spin-off will not be consummated.

The relative voting power of holders of our Class B Common who convert their shares of our Class B Common into shares of our Class A Common will diminish.

Holders of our Class B Common will have ten votes per share of our Class B Common, while holders of our Class A Common will have one vote per share of our Class A Common. Holders of our Class A Common and holders of our Class B Common generally will vote together as a single class on most matters submitted to a vote of our stockholders. Holders of our Class B Common who convert their shares of our Class B Common into shares of our Class A common will reduce their voting power.

The relative voting power of the remaining holders of Class B Common will increase as holders of our Class B Common convert their shares of our Class B Common into shares of our Class A Common.

After the spin-off, holders of our Class A Common and holders of our Class B Common generally will vote together on most matters submitted to a vote of our stockholders. Consequently, as holders of our Class B Common convert their shares of our Class B Common into shares of our Class A Common, the relative voting power of the remaining holders of our Class B Common will increase. Immediately after the spin-off, the holders of our Class B Common will collectively control approximately 90.9% of the voting power of the outstanding shares of our common stock and the holders of our Class A Common will collectively control approximately 9.1% of the voting power of the outstanding shares of our common stock.

If the spin-off by NACCO of our common stock to NACCO’s stockholders does not qualify as a tax-free transaction, the spin-off will not be consummated or if it is, tax could be imposed on NACCO’s stockholders.

NACCO intends to obtain, immediately before the spin-off, an opinion from counsel to the effect that, for U.S. federal income tax purposes, the spin-off will qualify as tax-free under Section 355 of the Code, except for cash received in lieu of fractional shares. The opinion will be based on, among other things, current law and will rely on certain facts and assumptions, and certain representations and undertakings, provided by NACCO and us regarding the past and future conduct of our respective businesses and other matters, which, if incorrect, could jeopardize the conclusions reached in this opinion.

NACCO has the right to waive, in its sole discretion, the receipt of a tax opinion on or prior to the date of the spin-off that the tax consequences relating to the spin-off are as described above. NACCO does not currently intend to waive this condition to its obligation to complete the spin-off.

If a satisfactory opinion from counsel regarding the tax-free qualification of the spin-off cannot be obtained, the NACCO board would consider not completing the spin-off. In the event this condition were to be waived by NACCO and any changes to the tax consequences relating to the spin-off were material, Hamilton Beach Holding would undertake to recirculate this prospectus prior to the commencement of the distribution.

Notwithstanding an opinion of tax counsel, the Internal Revenue Service could determine on audit that the spin-off should be treated as a taxable transaction if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated, or that the spin-off should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the spin-off.

Under the Tax Allocation Agreement, NACCO has agreed to make a protective election under Section 336(e) of the Code with respect to the spin-off. If, notwithstanding the receipt of an opinion of tax counsel, the spin-off fails to qualify as tax-free under Section 355 of the Code, the Section 336(e) election would generally cause a deemed sale of the assets of Hamilton Beach Holding and its subsidiaries, causing the NACCO group to recognize a gain to the extent the fair market value of the assets exceeded the basis of Hamilton Beach Holding and its subsidiaries in such assets. In such case, to the extent that NACCO is responsible for the resulting transaction taxes, Hamilton Beach Holding generally would be required under the Tax Allocation Agreement to make periodic payments to NACCO equal to the tax savings arising from a “step up” in the tax basis of Hamilton Beach Holding’s assets.

In addition, if the spin-off fails to qualify as tax-free under Section 355 of the Code, NACCO stockholders could be taxed on the full value of the shares of Hamilton Beach Holding’s common stock that they receive, which generally would be treated first as a taxable dividend to the extent of NACCO’s earnings and profits, then as a non-taxable return of capital to the extent of each stockholder’s tax basis in shares of NACCO common stock, and thereafter as a capital gain with respect to any remaining value. The protective Section 336(e) election does not impact this treatment of NACCO stockholders.

Even if the spin-off qualifies as tax-free under Section 355 of the Code, the spin-off would become taxable to NACCO under Section 355(e) of the Code if a 50% or greater interest (by vote or value) in NACCO or Hamilton Beach Holding stock were treated as acquired, directly or indirectly, by certain persons as part of a plan or series of related transactions that included the spin-off. For this purpose, it is unclear whether any increase in voting power by holders of our Class B Common Stock by reason of the conversion by other holders of Hamilton Beach Holding Class B Common Stock to Hamilton Beach Holding Class A Common Stock should be considered an acquisition of voting power as part of a plan or series of related transactions. However, even if so treated, any such voting shift would not alone cause an acquisition of 50% or more of the voting power of our Common Stock and, as a result, would not, by itself, cause the spin-off to be taxable to NACCO under Section 355(e) of the Code. However, if the IRS were to determine that other acquisitions of NACCO shares before or after the spin-off, or Hamilton Beach Holding shares after the spin-off, were part of a plan or series of related transactions that included the spin-off for purposes of Section 355(e) of the Code, such determination could result in the recognition of a gain by NACCO under Section 355(e) of the Code. Because of the protective Section 336(e) election, Hamilton Beach Holding and its subsidiaries would be deemed to have sold all of their assets, thereby causing the NACCO group to recognize a gain to the extent the fair market value of the assets exceeded the basis of Hamilton Beach Holding and its subsidiaries in such assets. As described, above, to the extent that NACCO is responsible for the resulting transaction taxes, Hamilton Beach Holding would generally be required under the Tax Allocation Agreement to make certain periodic payments to NACCO.

If the spin-off does not qualify as a tax-free transaction, tax could be imposed on NACCO and, in certain circumstances, we may be required to indemnify NACCO after the spin-off for that tax.

Please see the preceding risk factor for a discussion of the tax consequences to NACCO in the event that the spin-off is not tax-free.

Under the terms of the Tax Allocation Agreement that we intend to enter into in connection with the spin-off, in the event that the spin-off were determined to be taxable solely as the result of actions taken after the spin-off by or in respect of Hamilton Beach Holding, any of its affiliates or its stockholders, Hamilton Beach Holding would be responsible for all taxes imposed on NACCO as a result thereof. Such tax amounts could be significant.

We might not be able to engage in desirable strategic transactions and equity issuances for some period of time following the spin-off because of certain restrictions relating to requirements for tax-free distributions.

Our ability to engage in equity transactions could be limited or restricted after the spin-off in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the spin-off. Even if the spin-off otherwise qualifies for tax-free treatment under the Code, it may result in corporate-level taxable gain to NACCO under the Code if there is a 50% or greater change in ownership, by vote or value, of shares of our stock or NACCO’s stock occurring as part of a plan or series of related transactions that includes the spin-off. Any acquisitions or issuances of our stock or NACCO’s stock within two years before or two years after the spin-off are generally presumed to be part of such a plan, although we or NACCO may be able to rebut that presumption. It is unclear whether any increase in voting power by holders of our Class B Common Stock by reason of the conversion by other holders of Hamilton Beach Holding Class B Common Stock to Hamilton Beach Holding Class A Common Stock should be considered an acquisition of voting power as part of a plan or series of related transactions. However, even if so treated, any such voting shift would not alone cause an acquisition of 50% or more of the voting power of our Common Stock and, as a result, would not, by itself, cause the spin-off to be taxable to NACCO under Section 355(e) of the Code.

Under the Tax Allocation Agreement that we will enter into with NACCO, we will be prohibited from taking or failing to take any action that prevents the spin-off from being tax-free. Further, during the two-year period following the spin-off, without obtaining the consent of NACCO, a private letter ruling from the Internal Revenue Service or an unqualified opinion of a nationally recognized law firm, we may be prohibited from:

•	approving or allowing any transaction that results in a change in ownership of 35% or more of the value or 5% or more of the voting power of our common stock;

•	redeeming equity securities;

•	selling or otherwise disposing of more than 35% of the value of our assets;

•	acquiring a business or assets with equity securities to the extent one or more persons would acquire 35% or more of the value or 5% or more of the voting power of our common stock; and

•	engaging in certain internal transactions.

These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that could maximize the value of our business. See “Ancillary Agreements — Tax Allocation Agreement” beginning on page 132.

The combined market values of NACCO common stock and our common stock that NACCO stockholders will hold after the spin-off may be less than the market value of NACCO common stock prior to the spin-off.

After the spin-off, holders of NACCO common stock prior to the spin-off will own a combination of NACCO common stock and our common stock. Any number of matters, including the risks described in this prospectus, may adversely impact the value of NACCO common stock and our common stock after the spin-off. Some of these matters may not have been identified by NACCO prior to the consummation of the spin-off and, in any event, may not be within NACCO’s or our control. In the event of any adverse circumstances, facts, changes or effects, the combined market values of NACCO common stock and our common stock held by NACCO stockholders after the spin-off may be less than the market value of NACCO common stock before the spin-off.

Risks Relating to Our Business after the Spin-Off

Hamilton Beach Brands, Inc.

HBB’s business is sensitive to the strength of the North American consumer markets and weakness in these markets could adversely affect its business.

The strength of the economy in the United States, and to a lesser degree in Canada and Mexico, has a significant impact on HBB’s performance. Weakness in consumer confidence and poor financial performance by mass merchandisers, e-commerce retailers, warehouse clubs, department stores or any of HBB’s other customers could result in reduced revenues and profitability. A general slowdown in the consumer sector could result in additional pricing and marketing support pressures on HBB.

The market for HBB’s products is highly seasonal and dependent on consumer spending, which could result in significant variations in our revenues and profitability.

Sales of HBB’s products are related to consumer spending. A downturn in the general economy or a shift in consumer spending away from small electric household and specialty housewares appliances could adversely affect its business. In addition, the market for small electric household and specialty housewares appliances is highly seasonal in nature. HBB generally recognizes a substantial portion of its sales in the last half of the year as sales of small electric appliances and specialty housewares appliances increase significantly with the fall holiday-selling season. Accordingly, quarter-to-quarter comparisons of past operating results of HBB are meaningful only when comparing equivalent time periods, if at all. Any economic downturn, decrease in consumer spending or shift in consumer spending away from small electric household and specialty housewares appliances may significantly reduce revenues and profitability.

HBB is dependent on key customers and the loss of, or significant decline in business from, one or more of its key customers could materially reduce its revenues and profitability and its ability to sustain or grow its business.

HBB relies on several key customers. Although HBB has long-established relationships with many customers, it does not have any long-term supply contracts with these customers, and purchases are generally made using individual purchase orders. A loss of or significant reduction in sales to any key customer could result in significant decreases in HBB’s revenues and profitability and an inability to sustain or grow its business.

HBB must receive a continuous flow of new orders from its large, high-volume retail customers; however, it may be unable to continually meet the needs of those customers. In addition, failure to obtain anticipated orders or delays or cancellations of orders or significant pressure to reduce prices from key customers could impair its ability to sustain or grow its business.

As a result of dependence on its key customers, HBB could experience a material adverse effect on its revenues and profitability if any of the following were to occur:

•	the insolvency or bankruptcy of any key customer;

•	a declining market in which customers materially reduce orders or demand lower prices; or

•	a strike or work stoppage at a key customer facility, which could affect both its suppliers and customers.

If HBB were to lose, or experience a significant decline in business from, any major customer or if any major customers were to go bankrupt, HBB might be unable to find alternate distribution outlets.

HBB depends on third-party suppliers for the manufacturing of all of its products, which subjects it to risks, including unanticipated increases in expenses, decreases in revenues and disruptions in the supply chain.

HBB is dependent on third-party suppliers for the manufacturing of all of its products. HBB’s ability to select reliable suppliers that provide timely deliveries of quality products will impact its success in meeting customer demand. Any inability of HBB’s suppliers to timely deliver products that meet HBB’s specifications or any unanticipated changes in suppliers could be disruptive and costly to us. Any significant failure by HBB to obtain quality products on a timely basis at an affordable cost or any significant delays or interruptions of supply would have a material adverse effect on our revenues and profitability.

Because HBB’s suppliers are primarily based in China, international operations subject HBB to additional risks including, among others:

•	currency fluctuations;

•	labor unrest;

•	potential political, economic and social instability;

•	restrictions on transfers of funds;

•	import and export duties and quotas;

•	changes in domestic and international customs and tariffs, including embargoes and customs restrictions;

•	uncertainties involving the costs to transport products;

•	long distance shipping routes dependent upon a small group of shipping and rail carriers and import facilities;

•	unexpected changes in regulatory environments;

•	regulatory issues involved in dealing with foreign suppliers and in exporting and importing products;

•	protection of intellectual property;

•	difficulty in complying with a variety of foreign laws;

•	difficulty in obtaining distribution and support; and

•	potentially adverse tax consequences, including significant tax law changes that are currently being evaluated by the U.S. government, including the use of a border adjustment tax.

The foregoing factors could have a material adverse effect on HBB’s ability to maintain or increase the supply of products, which may result in material increases in expenses and decreases in revenues and profitability.

HBB is subject to foreign currency exchange risk.

A portion of HBB’s revenue is derived from international operations, and HBB anticipates that a portion of sales will continue to come from outside the U.S. in the future. HBB’s international revenues may be adversely affected by fluctuations in foreign currency exchange rates. Any hedging activities HBB engages in may only offset a portion of the adverse financial impact resulting from unfavorable changes in foreign currency exchange rates. HBB cannot predict with any certainty changes in foreign currency exchange rates or the degree to which HBB can mitigate these risks.

Increases in costs of products may materially reduce our profitability.

Factors that are largely beyond our control, such as movements in commodity prices for the raw materials needed by suppliers of HBB’s products, may affect the cost of products, and HBB may not be able to pass those costs on to its customers. As an example, HBB’s products require a substantial amount of plastic. Because the primary resource used in plastic is petroleum, the cost and availability of plastic varies to a great extent with the price of petroleum. When the prices of petroleum, as well as steel, aluminum and copper, increase significantly, they may materially reduce our profitability.

The increasing concentration of HBB’s branded small electric household and specialty housewares appliance sales among a few retailers and the trend toward private label brands could materially reduce revenues and profitability.

With the growing trend towards the concentration of HBB’s branded small electric household and specialty housewares appliance sales among a few retailers, HBB is increasingly dependent upon fewer customers whose bargaining strength is growing as a result of this concentration. HBB sells a substantial quantity of products to mass merchandisers, e-commerce retailers, national department stores, variety store chains, drug store chains, specialty home retailers and other retail outlets. These retailers generally have a large selection of small electric household and specialty housewares appliance suppliers to choose from. As a result, HBB competes for retail shelf space with its competitors. In addition, certain of HBB’s larger customers use their own private label brands on household appliances that compete directly with some of HBB’s products. As the retailers in the small electric household appliance industry become more concentrated, competition for sales to these retailers may increase, which could materially reduce our revenues and profitability.

The small electric household, specialty housewares appliances and commercial appliance industry is consolidating, which could reduce HBB’s ability to successfully secure product placements at key customers and limit our ability to sustain a cost competitive position in the industry.

Over the past several years, the small electric household, specialty housewares appliances and commercial appliance industry has undergone consolidation, and further consolidation is likely. As a result of this consolidation, the small electric household, specialty housewares appliances and commercial appliance industry primarily consists of a limited number of large distributors. HBB’s ability to gain or maintain share of sales in the small electric household, specialty housewares appliances and commercial appliance industry or maintain or enhance HBB’s relationships with key customers may be limited as a result of actions by competitors, including as a result of increased consolidation in the small electric household, specialty housewares appliances and commercial appliance industry.

If HBB is unable to continue to enhance existing products, as well as develop and market new products, that respond to customer needs and preferences and achieve market acceptance, we may experience a decrease in demand for our products, which could materially reduce revenues and profitability, which have historically benefited from sales of new products.

One of HBB’s strategic initiatives is to enhance placements through consumer-driven innovative products to generate revenue growth. HBB may not be able to compete as effectively with competitors, and ultimately satisfy the needs and preferences of customers, unless HBB can continue to enhance existing products and develop new innovative products for the markets in which HBB competes. Product development requires significant financial, technological, and other resources. Product improvements and new product introductions also require significant research, planning, design, development, engineering, and testing at the technological and product process levels and HBB may not be able to timely develop and introduce product improvements or new products. Competitors’ new products may beat HBB’s products to market, be higher quality or more reliable, be more effective with more features, obtain better market acceptance, or render HBB’s products obsolete. Any new products that HBB develops may not receive market acceptance or otherwise generate any meaningful revenues or profits for us relative to our expectations based on, among other things, commitments to fund advertising, marketing, promotional programs and development.

HBB’s inability to compete effectively with competitors in its industry, including large established companies with greater resources, could result in lost market share and decreased revenues.

The small electric household, specialty housewares appliances and commercial appliance industry does not have substantial entry barriers. As a result, HBB competes with many small manufacturers and distributors of housewares products. Additional competitors may also enter this market and cause competition to intensify. For example, some of HBB’s customers have expressed interest in sourcing, or expanding the extent of sourcing, small electric household and commercial appliances directly from manufacturers in Asia. We believe competition is based upon several factors, including product design and innovation, quality, price, product features, merchandising, promotion and warranty. If HBB fails to compete effectively with these manufacturers and distributors, it could lose market share and experience a decrease in revenues, which would adversely affect our results of operations.

HBB also competes with established companies, a number of which have substantially greater facilities, personnel, financial and other resources. In addition, HBB competes with its own retail customers, who use their own private label brands, and importers and foreign manufacturers of unbranded products. Some competitors may be willing to reduce prices and accept lower profit margins to compete. As a result of this competition, HBB could lose market share and revenues.

Government regulations could impose costly requirements on HBB.

The SEC adopted conflict mineral rules under Section 1502 of the Dodd-Frank Act on August 22, 2012. The rules require disclosure of the use of certain minerals, commonly known as “conflict minerals,” which are mined from the DRC and adjoining countries. HBB incurs additional costs and expenses, which may be significant, to comply with these rules, including (i) due diligence to verify the sources of such conflict minerals; and (ii) any changes that HBB may make to its products, processes, or sources of supply as a result of such diligence and verification activities. Since HBB’s supply chain is complex, ultimately it may not be able to designate all products as “DRC conflict free” which may adversely affect its reputation with certain customers. In such event, HBB may also face difficulties in satisfying customers who require products purchased from HBB to be “DRC conflict free”. If HBB is not able to meet such requirements, customers may choose not to purchase HBB products, which could adversely affect sales and the value of portions of HBB’s inventory. Further, there may be only a limited number of suppliers offering products containing only DRC conflict free parts, components and subassemblies and, as a result, HBB cannot be sure that it will be able to satisfy its purchase requirements from such suppliers in sufficient quantities or at competitive prices. Any one or a combination of these various factors could harm HBB’s business, and materially and adversely affect HBB’s results of operations.

HBB may be subject to risks relating to increasing cash requirements of certain employee benefits plans, which may affect its financial position.

Because HBB’s defined benefit pension plans are frozen and no longer provide for the accrual of future benefits, the expenses recorded for, and cash contributions required to be made to its defined benefit pension plans are dependent on, changes in market interest rates and the value of plan assets, which are dependent on actual investment returns. Significant changes in market interest rates, decreases in the value of plan assets or investment losses on plan assets may require HBB to increase the cash contributed to its defined benefit pension plans which may affect its financial position.

HBB may become subject to claims under foreign laws and regulations, which may be expensive, time-consuming and distracting.

Because HBB has employees, property and business operations outside of the United States, HBB is subject to the laws and the court systems of many jurisdictions. HBB may become subject to claims outside the United States for violations or alleged violations of laws with respect to the current or future foreign operations of HBB. In addition, these laws may be changed or new laws may be enacted in the future. International litigation is often expensive, time-consuming and distracting. As a result, any of these risks could significantly reduce HBB’s profitability and its ability to operate its businesses effectively.

To the extent that HBB relies on newly acquired businesses or new product lines to expand its business, these acquisitions or new product lines may not contribute positively to HBB’s earnings because anticipated sales volumes and synergies may not materialize, cost savings may be less than expected or acquired businesses may carry unexpected liabilities.

HBB may acquire partial or full ownership in businesses or may acquire rights to market and distribute particular products or lines of products. The acquisition of a business or of the rights to market specific products or use specific product names may involve a financial commitment by HBB, either in the form of cash or stock consideration. HBB may not be able to acquire businesses and develop products that will contribute positively to HBB’s earnings. Anticipated synergies may not materialize, cost savings may be less than expected, sales of products may not meet expectations or acquired businesses may carry unexpected liabilities.

HBB’s business involves the potential for product recalls, which could affect HBB’s sales and profitability.

As a marketer and distributor of consumer products, HBB is subject to the Consumer Products Safety Act and the Federal Hazardous Substances Act, which empower the U.S. Consumer Products Safety Commission, which is referred to as the CPSC, to seek to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the CPSC could require HBB to repair, replace or refund the purchase price of one or more of our products, or HBB may voluntarily do so. Any repurchases or recalls of our products could be costly to us and could damage our reputation or the value of our brands. If HBB is required to remove, or HBB voluntarily removes our products from the market, our reputation or brands could be tarnished, and HBB might have large quantities of finished products that could not be sold. Furthermore, failure to timely notify the CPSC of a potential safety hazard can result in fines being assessed against HBB. Additionally, laws regulating certain consumer products exist in some states, as well as in other countries in which HBB sells our products, and more restrictive laws and regulations may be adopted in the future. HBB’s results of operations are also susceptible to adverse publicity regarding the quality and safety of our products. In particular, product recalls may result in a decline in sales for a particular product.

HBB’s business subjects it to product liability claims, which could affect the reputation, sales and profitability of HBB and, potentially, KC.

HBB faces exposure to product liability claims if one of our products is alleged to have caused property damage, bodily injury or other adverse effects. HBB bears all costs associated with product liability claims up to a defined self-insured loss limit per claim and maintains product liability insurance for claims above this self-insured level. If a product liability claim is brought against HBB, our sales and profitability could be affected adversely as a result of negative publicity related to the claim, costs associated with any replacement of the product or expenses related to defending these claims. This could be true even if the claims themselves are ultimately settled for immaterial amounts. In addition, HBB may not be able to maintain product liability insurance on terms acceptable to HBB in the future. If the number of product liability claims HBB experiences exceeds historical amounts, if HBB is unable to maintain product liability insurance or if HBB’s product liability claims exceed the amount of our insurance coverage, HBB’s results of operations and financial condition could be affected adversely. The sales and profitability of KC, as an affiliate of HBB and a seller of certain HBB products, could also be affected adversely in the event of negative HBB publicity.

HBB’s actual liabilities relating to environmental matters may exceed our expectations.

HBB is subject to laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous substances. If HBB fails to comply with these laws, then we could incur substantial costs, including cleanup costs, fines and civil and criminal sanctions. In addition, future changes to environmental laws could require HBB to incur significant additional expense.

HBB is investigating or remediating historical contamination at some current and former sites related to HBB’s prior manufacturing operations or the operations of businesses HBB acquired. In addition, the discovery of additional contamination at these or other sites could result in significant cleanup costs that could have a material adverse effect on HBB’s financial conditions and results of operations.

HBB could, under some circumstances, also be held financially liable for or suffer other adverse effects due to environmental violations or contamination caused by prior owners of businesses HBB has acquired. In certain circumstances, HBB’s financial liability for cleanup costs takes into account agreements with an unrelated third party. HBB’s liability for these costs could increase if the unrelated third party does not, or cannot, perform its obligations under those agreements. In addition, under some of the agreements through which HBB has sold real estate, HBB has retained responsibility for certain contingent environmental liabilities arising from pre-closing operations. These liabilities may not arise, if at all, until years after HBB sold these operations and could require us to incur significant additional expenses, which could materially adversely affect HBB’s results of operations and financial condition.

The Kitchen Collection, LLC

As consumer shopping habits change, foot traffic to brick and mortar stores could continue to decline and result in a loss of market share, revenues and profitability, and store closures at a more rapid pace than in the past.

The continuing and accelerating shift in consumer shopping patterns from traditional brick and mortar stores to e-commerce has resulted in declining mall traffic which has impacted most retailers. The majority of our stores are located in outlet and traditional malls and our success depends in part on the overall ability of these malls to successfully generate and maintain customer foot traffic. We cannot control the success of individual malls, or store closures by other retailers, which may lead to mall vacancies and reduced customer foot traffic. Reduced customer foot traffic could result in reduced revenues and profitability.

The market for KC’s products is highly seasonal and dependent on consumer spending, which could result in significant variations in our revenues and profitability.

Sales of products sold at KC stores are subject to a number of factors related to consumer spending, including general economic conditions affecting disposable consumer income such as unemployment rates, business conditions, interest rates, levels of consumer confidence, energy prices, mortgage rates, the level of consumer debt and taxation. In addition, KC generally recognizes a substantial portion of its revenues and operating profit in the last half of the year as sales to consumers increase significantly with the fall holiday-selling season. Accordingly, any economic downturn, decrease in consumer spending or a shift in consumer spending away from KC’s products could significantly reduce, or cause significant variations in, KC’s revenues and profitability.

KC faces an extremely competitive specialty retail market, and such competition could result in a reduction of KC’s prices and loss of market share.

The retail market is highly competitive. KC competes against a diverse group of retailers, including specialty stores, department stores, discount stores and internet and catalog retailers. Widespread sourcing of Chinese products allows many retailers to offer value-priced kitchen products. Many of KC’s competitors are larger and have significantly greater financial, marketing and other resources. This competition could result in the reduction of KC product prices and a loss of market share, revenues and profitability.

KC may not be able to forecast customer preferences accurately in its merchandise selections.

KC’s success depends in part on its ability to anticipate the tastes of its customers and to provide merchandise that appeals to their preferences. KC’s strategy requires merchandising staff to introduce products that meet current customer preferences and that are affordable and distinctive in quality and design. KC’s failure to anticipate, identify or react appropriately to changes in consumer trends could cause excess inventories and higher mark-downs or a shortage of products and could harm KC’s business and operating results.

KC depends on third-party suppliers for all of its products, which subjects KC to risks, including unanticipated increases in expenses, decreases in revenues and disruptions in the supply chain.

KC is dependent on third-party suppliers for all of its products. KC’s inability to select reliable suppliers who provide timely deliveries of quality products could reduce its success in meeting customer demand. Any inability of KC’s suppliers to timely deliver products or any unanticipated changes in suppliers could be disruptive and costly to KC. The loss of a supplier could, in the short term, adversely affect KC’s business until alternative supply arrangements are secured. In addition, KC may not be able to acquire desired merchandise in sufficient quantities on acceptable terms in the future. KC’s business could also be adversely affected by delays in product shipments due to freight difficulties, strikes or other difficulties at its principal transport providers. Any significant failure by KC to obtain products on a timely basis at an affordable cost or any significant delays or interruptions of supply could have a material adverse effect on KC’s profitability.

KC may be forced to close a significant number of stores, which could adversely impact its profitability.

Although we have slowed the opening of new Kitchen Collection® stores and have continued to close underperforming stores, the continuing and accelerating shift in consumer shopping patterns from traditional brick and mortar stores to e-commerce has resulted in declining outlet and traditional mall traffic, which has impacted most retailers. In the past, we have closed stores that did not generate acceptable profitability, and we may close additional stores in the future at a more rapid pace than in the past.

In addition, continued consolidation in the commercial retail real estate market could affect our ability to successfully negotiate favorable rental terms for our stores in the future. Should significant consolidation continue, a large proportion of KC’s stores could be concentrated with one or a few entities that could then be in a position to dictate unfavorable terms to KC due to their significant negotiating leverage. If KC is unable to negotiate favorable lease terms with these entities or if KC decides to close stores in the future and is unable to negotiate favorable terms with the landlords regarding the remaining lease obligations, KC could be liable for significant lease termination costs, which could have a material adverse effect on KC’s financial results.

Hamilton Beach Holding

Hamilton Beach Holding has no history operating as an independent public company on which you can evaluate Hamilton Beach Holding’s business strategy.

Hamilton Beach Holding has no operating history as an independent public company. Accordingly, Hamilton Beach Holding’s public company business strategy may not be successful on a stand-alone basis.

Hamilton Beach Holding is dependent on key personnel and the loss of these key personnel could significantly reduce its profitability.

Hamilton Beach Holding is highly dependent on the skills, experience and services of its and its subsidiaries’ key personnel and the loss of key personnel could have a material adverse effect on its business, operating results and financial condition. Employment and retention of qualified personnel is important to the successful conduct of Hamilton Beach Holding’s business. Therefore, Hamilton Beach Holding’s success also depends upon its ability to recruit, hire, train and retain current and additional skilled and experienced management personnel. Hamilton Beach Holding’s inability to hire and retain personnel with the requisite skills could impair its ability to manage and operate its business effectively and could significantly reduce its profitability.

Hamilton Beach Holding’s financing arrangements will subject Hamilton Beach Holding to various restrictions that could limit operating flexibility.

HBB’s and KC’s respective credit facilities contain covenants and other restrictions that, among other things, require HBB and KC to satisfy certain financial tests, maintain certain financial ratios and restrict HBB’s and KC’s ability to incur additional indebtedness. The restrictions and covenants in HBB’s and KC’s respective credit facilities, and other future financing arrangements may limit HBB’s and KC’s ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities by limiting the amount of additional borrowings HBB and KC may incur.

The terms we will receive in our agreements with NACCO could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.

The agreements we will enter into with NACCO in connection with the spin-off, including a separation agreement, a transition services agreement, a tax allocation agreement and a stockholders’ agreement, were prepared in the context of the spin-off while Hamilton Beach Holding was still a wholly owned subsidiary of NACCO. Accordingly, during the period when the terms of those agreements were prepared, Hamilton Beach Holding did not have a board of directors or a management team that was independent of NACCO. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated parties.

Hamilton Beach Holding’s business could suffer if HBB’s or KC’s information technology systems are disrupted, cease to operate effectively or become subject to a security breach.

Hamilton Beach Holding and its subsidiaries rely heavily on information technology systems to operate websites; record and process transactions; respond to customer inquiries; manage inventory; purchase, sell and ship merchandise on a timely basis; and maintain cost-efficient operations. Given the significant number of transactions that are completed annually, it is vital to maintain constant operation of computer hardware and software systems and maintain cyber security. Despite our cyber security efforts, our information technology systems may be vulnerable from time to time to damage or interruption from computer viruses, power outages, third-party intrusions and other technical malfunctions. If our systems are damaged, or fail to function properly, we may have to make monetary investments to repair or replace the systems and could endure delays in operations.

In addition, we regularly evaluate information technology systems and requirements and from time to time implement modifications and/or upgrades to our information technology systems. Modifications include replacing existing systems with successor systems, making changes to existing systems and acquiring new systems with new functionality. There are inherent risks associated with replacing and modifying these systems, including inaccurate system information, system disruptions and user acceptance and understanding. We believe we are taking appropriate action to mitigate the risks but there can be no assurance that our actions will be successful or sufficient.

Any material disruption or slowdown of our systems, including a disruption or slowdown caused by a security breach or our failure to successfully upgrade its systems, could cause information, including data related to customer orders, to be lost or delayed. Such a loss or delay could reduce demand and cause our sales and/or profitability to decline.

Through sales and marketing activities and business operations, we collect and store confidential information and certain personal information from its customers, vendors and employees. For example, KC handles, collects and stores personal information in connection with customers’ purchasing products or services, or otherwise communicating or interacting with KC. KC also accepts payments using a variety of methods, including debit and credit cards, gift cards, electronic transfer of funds and others. Although KC has taken steps designed to safeguard such information, there can be no assurance that such information will be protected against unauthorized access, use or disclosure. Unauthorized parties may attempt to penetrate our and our vendors’ network security and, if successful, misappropriate such information. Additionally, methods to obtain unauthorized access to confidential information change frequently and may be difficult to detect, which can impact our ability to respond appropriately. We could be subject to liability for failure to comply with privacy and information security laws, for failing to protect personal information or for failing to respond appropriately. Loss, unauthorized access to, or misuse of confidential or personal information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, regulators, payment card associations, employees and other persons, any of which could have an adverse effect on our business, financial condition and results of operations.

The transition services agreement Hamilton Beach Holding will enter into with NACCO contains early termination provisions that, if exercised by NACCO, could prevent Hamilton Beach Holding from operating Hamilton Beach Holding’s business in a cost-efficient manner and could disrupt Hamilton Beach Holding’s operations.

Hamilton Beach Holding will enter into a transition services agreement with NACCO. Under the terms of the transition services agreement, we will obtain certain services from NACCO on a transition basis for varying periods after the spin-off date, none of which is expected to exceed one year, with the option to extend the transition periods for one or more services. The transition services agreement is subject to early termination provisions. For instance, either Hamilton Beach Holding or NACCO may terminate the agreement if:

•	the other party has violated any material provision of the agreement and such violation has not been remedied within 30 days after written notice thereof; or

•	the other party has filed, or has had filed against it, a petition seeking relief under any bankruptcy, insolvency, reorganization, moratorium or similar law affecting creditor’s rights.

In addition, both NACCO and Hamilton Beach Holding may terminate any transition service that is being provided at any time by giving such party 30 days’ prior written notice of its intention to do so. NACCO and Hamilton Beach Holding may also terminate the agreement by mutual written agreement. Early termination of this agreement by NACCO could increase Hamilton Beach Holding’s transition-related costs and could disrupt our new public company operations.

Hamilton Beach Holding may experience increased costs or decreased operational efficiencies as a result of its needing to replace corporate functions previously provided by NACCO.

NACCO has historically assisted with certain Hamilton Beach Holding operations, including accounting, finance, tax administration, internal audit and strategic development. After the spin-off and pursuant to the transition services agreement, NACCO will provide support to Hamilton Beach Holding with respect to some of these functions, including:

•	general accounting support;

•	support in responding to requests from regulatory and compliance agencies;

•	tax compliance and consulting support;

•	internal audit services and internal audit consulting and advisory services;

•	general legal support;

•	employee benefit and human resources legal and consulting support;

•	compensation support; and

•	investor relations support,

for varying periods after the spin-off date, none of which is expected to exceed one year, with the option to extend the transition periods for one or more services. Hamilton Beach Holding will need to replicate certain personnel and services to which Hamilton Beach Holding will no longer have access after our spin-off from NACCO. Hamilton Beach Holding may incur additional costs to implement and support these functions.

In addition, there may be an adverse operational impact on Hamilton Beach Holding’s businesses as a result of the significant Hamilton Beach Holding management and employee time that will be dedicated to building these capabilities during the first few years after the spin-off. If Hamilton Beach Holding begins to operate these functions independently, without implementing adequate business functions of our own, Hamilton Beach Holding may not be able to operate effectively and its profitability may decline.

Hamilton Beach Holding’s future financial performance may be worse than the performance reflected in Hamilton Beach Holding’s historical financial information included in this prospectus.

The historical financial information included in this prospectus may not reflect what Hamilton Beach Holding’s results of operations, financial position and cash flows would have been had Hamilton Beach Holding been an independent public company during the periods presented or be indicative of what Hamilton Beach Holding’s results of operations, financial position and cash flows may be in the future when Hamilton Beach Holding is an independent public company. This is primarily because Hamilton Beach Holding’s historical financial information reflects allocations for services historically provided by NACCO, and Hamilton Beach Holding expects that the costs incurred for these services as a smaller independent public company may be higher than the share of total NACCO expenses allocated to us historically.

Accordingly, Hamilton Beach Holding’s future financial performance may be worse than the performance implied by the historical financial information presented in this prospectus.

For additional information about the past financial performance of Hamilton Beach Holding’s business and the basis of the presentation of Hamilton Beach Holding’s historical financial statements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Audited Consolidated Financial Statements,” “Unaudited Condensed Consolidated Financial Statements” and the accompanying notes included elsewhere in this prospectus.

Risks Relating to Our Common Stock and the Securities Market

There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the spin-off, and following the spin-off our stock price may fluctuate significantly.

There is no current public trading market for our common stock. We cannot predict the prices at which our Class A Common may trade after the spin-off. These trading prices will be determined by the marketplace and may be influenced by many factors, including the depth and liquidity in the market for these shares, investor perceptions of us and the industry in which we participate, our dividend policy and general economic and market conditions. The trading prices for these shares may fluctuate significantly, depending on many factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of some NACCO stockholders and, as a result, these NACCO stockholders may sell our shares after the spin-off;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategy;

•	investor perception of our company or other comparable companies;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations;

•	changes in laws and regulations affecting our business;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	changes in earnings estimates by securities analysts;

•	the ability of securities analysts to identify the significant factors affecting our operations or the failure of securities analysts to cover our common stock after the spin-off;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	our ability to obtain third-party financing as needed;

•	results from any material litigation or government investigations;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	natural or other disasters or acts of terrorism that investors believe may affect us; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of common stock may occur in connection with the spin-off, which could cause our stock price to decline.

The shares of our Class A Common that NACCO will distribute to our stockholders generally may be sold immediately. If a significant number of shares of our Class A Common are sold following the spin-off, the market price of the Class A Common may be adversely affected.

The market price of our Class A Common may be adversely affected if a significant number of shares of our Class B Common are converted into Class A Common and then sold.

Holders of our Class B Common may convert at any time and without cost Class B Common into Class A Common on a share-for-share basis. If a significant number of shares of our Class B Common are converted into Class A Common and then such shares of Class A Common are sold following the spin-off, the market price of our Class A Common may be adversely affected.

Your percentage ownership in Hamilton Beach Holding may be diluted in the future.

Your percentage ownership in Hamilton Beach Holding may be diluted in the future because of additional equity awards that we may grant to our directors, officers and employees in the future. We intend to establish an equity incentive plan that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments we may make in the future which may dilute your interests. For additional information regarding the risks relating to the relative voting power of the holders of our Class A Common and Class B Common, see “— The relative voting power of the remaining holders of Class B Common will increase as holders of our Class B Common convert their shares of our Class B Common into shares of our Class A Common” beginning on page 17.

The amount and frequency of dividend payments made on Hamilton Beach Holding’s common stock could change.

Hamilton Beach Holding’s Board has the power to determine the amount and frequency of the payment of dividends. Decisions regarding whether or not to pay dividends and the amount of any dividends are based on earnings, capital, and future expense requirements, financial conditions, contractual limitations and other factors our Board may consider.

Certain members of the extended founding family of NACCO will own a substantial amount of Hamilton Beach Holding’s Class A and Class B common stock, and if they were to act in concert, could control the outcome of director elections and other stockholder votes on significant actions.

Hamilton Beach Holding will have two classes of common stock: Class A Common and Class B Common. Holders of Class A Common will be entitled to cast one vote per share and, as of the expected date of the spin-off, will account for approximately 9.1% percent of the voting power of Hamilton Beach Holding. Holders of Class B Common will be entitled to cast ten votes per share and, as of the expected date of the spin-off, will account for the remaining voting power of Hamilton Beach Holding. As of the expected date of the spin-off, certain members of NACCO’s extended founding family are expected to hold approximately 49.2% percent of Hamilton Beach Holding’s Class A Common and 49.2% percent of Hamilton Beach Holding’s Class B Common due to the anticipated distribution by NACCO of one share Hamilton Beach Holding Class A Common and one share of Hamilton Beach Holding Class B Common for each share of NACCO Class A Common and Class B Common held by NACCO common stockholders as of the record date. On the basis of this common stock ownership, certain members of NACCO’s extended founding family could exercise 49.2% percent of Hamilton Beach Holding’s total voting power immediately following the spin-off. Although there is no voting agreement among such family members, in writing or otherwise, if they were to act in concert, they would exert significant control over the outcome of director elections and other stockholder votes on significant actions, such as certain amendments to Hamilton Beach Holding’s amended and restated certificate of incorporation and sales of Hamilton Beach Holding or substantially all of its assets. Because such family members could prevent other stockholders from exercising significant influence over significant corporate actions, Hamilton Beach Holding may be a less attractive takeover target, which could adversely affect the market price of its common stock. In addition, we anticipate that certain institutional stockholders who receive Class B Common in the spin-off will promptly convert such shares into Class A Common, which will have the effect of concentrating over 50% of Hamilton Beach Holding’s voting power among members of the extended founding family, which would allow them, if they were to act in concert, to control the outcome of director elections and other stockholder votes on significant actions.

Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt that stockholders may consider favorable.

Our certificate of incorporation and bylaws provisions, as amended and restated in connection with us becoming a public company, may have the effect of delaying, deferring or discouraging a prospective acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us. These provisions, among other things, establish that our board of directors fixes the number of members of the board, and establish advance notice requirements for nomination of candidates for election to the board or for proposing matters that can be acted on by stockholders at stockholder meetings. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of our common stock, thus depriving stockholders of any advantages that large accumulations of stock might provide. See “Description of Capital Stock of Hamilton Beach Holding after the Spin-off — Provisions That May Have an Anti-Takeover Effect” below.

As a Delaware corporation, we will also be subject to provisions of Delaware law, including Section 203 of the General Corporation Law of the State of Delaware. Section 203 prevents some stockholders holding more than 15% of our voting stock from engaging in certain business combinations unless the business combination or the transaction that resulted in the stockholder becoming an interested stockholder was approved in advance by our board of directors, results in the stockholder holding more than 85% of our voting stock, subject to certain restrictions, or is approved at an annual or special meeting of stockholders by the holders of at least 66 2/3% of our voting stock not held by the stockholder engaging in the transaction.

Any provision of our amended and restated certificate of incorporation or our amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

We are an “emerging growth company” and as a result of the reduced disclosure requirements applicable to emerging growth companies, our common stock may be less attractive to investors and the reduced disclosures may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, which include, among other things:

•	exemption from the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

•	exemption from the requirements of holding non-binding stockholder votes on executive compensation arrangements; and

•	exemption from any rules of the Public Accounting Oversight Board (PCAOB) requiring mandatory audit firm rotation and auditor discussion and analysis and, unless the SEC otherwise determines, any future audit rules that may be adopted by the Public Company Accounting Oversight Board.

We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of the consummation of the spin-off, or until the earliest of (i) the last day of the fiscal year in which we have annual gross revenue of $1,070,000,000 or more, (ii) the date on which we have, during the previous three year period, issued more than $1 billion in non-convertible debt or (iii) the date on which we are deemed to be a large accelerated filer under the federal securities laws. We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

Under the JOBS Act, emerging growth companies are also permitted to elect to delay adoption of new or revised accounting standards until companies that are not subject to periodic reporting obligations are required to comply with those standards, if such accounting standards apply to non-reporting companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with those of another public company which is neither (i) an emerging growth company nor (ii) an emerging growth company which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute “forward-looking statements.” These forward-looking statements include, without limitation, statements about our market opportunity strategies, competition, expected activities and investments, and the adequacy of our available cash resources. These forward-looking statements are usually accompanied by words such as “believe,” “anticipate,” “plan,” “seek,” “expect,” “intend” and similar expressions. The forward-looking information is based on various factors and was derived using numerous assumptions. Our actual results could be materially different or worse than those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors and uncertainties described above and elsewhere in this prospectus.

In addition, you should understand that the following important factors and assumptions could affect HBB future results:

•	changes in the sales prices, product mix or levels of consumer purchases of small electric household and specialty housewares appliances;

•	changes in consumer retail and credit markets;

•	bankruptcy of or loss of major retail customers or suppliers;

•	changes in costs, including transportation costs, of sourced products;

•	delays in delivery of sourced products;

•	changes in or unavailability of quality or cost effective suppliers;

•	exchange rate fluctuations, changes in the import tariffs and monetary and other changes in the regulatory climate in the countries in which HBB buys, operates and/or sells products;

•	product liability, regulatory actions or other litigation, warranty claims or returns of products;

•	customer acceptance of, changes in costs of, or delays in the development of new products;

•	increased competition, including consolidation within the industry;

•	shift in consumer shopping patterns, gasoline prices, weather conditions, the level of consumer confidence and disposable income as a result of economic conditions, unemployment rates or other events or conditions that may adversely affect the level of customer purchases of our products; and

•	changes mandated by federal, state and other regulation, including tax, health, safety or environmental legislation.

You should also understand that the following important factors and assumptions could affect KC future results:

•	decreased levels of consumer visits to brick and mortar stores;

•	increased competition, including through online channels;

•	shift in consumer shopping patterns, gasoline prices, weather conditions, the level of consumer confidence and disposable income as a result of economic conditions, unemployment rates or other events or conditions that may adversely affect the number of customers visiting Kitchen Collection® stores;

•	changes in the sales prices, product mix or levels of consumer purchases of kitchenware and small electric appliances;

•	changes in costs, including transportation costs, of inventory;

•	delays in delivery or the unavailability of inventory;

•	customer acceptance of new products;

•	the anticipated impact of the opening of new stores, the ability to renegotiate existing leases and effectively and efficiently close under-performing stores; and

•	changes in import tariffs and monetary policies and other changes in the regulatory climate in the countries in which KC operates and/or buys and sells products.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Neither we nor NACCO undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

THE SPIN-OFF

The discussion in this prospectus of the spin-off and the principal terms of the separation agreement is subject to, and qualified by reference to, the separation agreement which is filed as an exhibit to the registration statement that contains this prospectus and is incorporated by reference into this prospectus.

General

On [            ], 2017, the NACCO board and our Board each approved the separation agreement.

Manner of Effecting the Spin-Off

All of our common stock outstanding, which is currently 100 shares, is owned by NACCO. Before the spin-off, those shares will be converted into the number of shares of our Class A Common and our Class B Common required to effect the spin-off. To effect the spin-off, NACCO will make a distribution of all of the outstanding shares of our Class A Common and Class B Common to holders of NACCO common stock as of the record date for the spin-off. The record date for the spin-off is [            ], 2017.

The NACCO Charter provides that each share of NACCO Class A Common and NACCO Class B Common is equal in respect of rights to dividends and any other distribution in cash, stock or property. Therefore, pursuant to the terms of the NACCO Charter, NACCO is required to distribute one share of Hamilton Beach Holding Class A Common and one share of Hamilton Beach Holding Class B Common for each share of NACCO common stock, whether NACCO Class A Common or NACCO Class B Common. As a result of this requirement for equal distribution, the proportionate interest that NACCO stockholders will have in Hamilton Beach Holding following the spin-off will differ from the interest those stockholders currently have in NACCO. In particular, the collective voting power in Hamilton Beach Holding of current holders of NACCO Class A Common after the spin-off will be approximately 77% while the collective voting power in Hamilton Beach Holding of current holders of NACCO Class B Common after the spin-off will be approximately 23%. See “Risk Factors – The relative voting power of holders of our Class B Common who convert their shares of our Class B Common into shares of our Class A Common will diminish” and “Risk Factors – The relative voting power of the remaining holders of Class B Common will increase as holders of our Class B Common convert their shares of our Class B Common into shares of our Class A Common.”

No fractional shares of our Class A Common or our Class B Common will be distributed in the spin-off. Instead, as soon as practicable after the spin-off, the transfer agent will convert the fractional shares of our Class B Common into an equal number of fractional shares of our Class A Common, aggregate all fractional shares of our Class A Common into whole shares of our Class A Common, sell these shares of our Class A Common in the open market at prevailing market prices and distribute the applicable portion of the aggregate net cash proceeds of these sales to each holder who otherwise would have been entitled to receive a fractional share in the spin-off. Cash payments in lieu of fractional shares will be made to the holders in the same account in which the underlying shares are held. If holders physically hold certificates representing their shares of NACCO common stock, a check for the cash that they may be entitled to receive in lieu of fractional shares of our common stock will be mailed to those holders separately. Any holders that receive cash in lieu of fractional shares will not be entitled to any interest on the amounts of those payments.

None of NACCO, the transfer agent or us will guarantee any minimum sale price for the fractional shares of our Class A Common. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “Material U.S. Federal Income Tax Consequences.”

NACCO stockholders will not be required to pay for shares of our common stock received in the spin-off or to surrender or exchange shares of NACCO common stock or take any other action to be entitled to receive our common stock in the distribution. The distribution of shares of our common stock will not cancel or affect the number of outstanding shares of NACCO common stock. NACCO stockholders should retain their NACCO stock certificates, if any.

Immediately after the spin-off, holders of NACCO common stock as of the record date will hold all of the outstanding shares of our Class A Common and our Class B Common. Based on the number of shares of NACCO common stock outstanding on June 1, 2017, NACCO will distribute approximately 6.8 million shares of our Class A Common and approximately 6.8 million shares of our Class B Common to NACCO stockholders in the spin-off.

CORPORATE STRUCTURE BEFORE THE SPIN-OFF

CORPORATE STRUCTURE AFTER THE SPIN-OFF

Reasons for the Spin-Off

NACCO is an operating holding company with the following principal businesses: mining and value-added mining services (NACoal), consumer, commercial and specialty small appliances (HBB) and specialty retail (KC). NACCO’s board determined that separating its consumer, commercial and specialty small appliances and specialty retail businesses from NACCO’s other business through the spin-off of Hamilton Beach Holding is in the best interests of NACCO and its stockholders and has concluded that the separation will provide NACCO and Hamilton Beach Holding with a number of significant opportunities and benefits, including:

•	Recruiting, Motivating and Retaining Employees. Strengthen the alignment of senior management incentives with the needs and performance of Hamilton Beach Holding through the use of equity compensation arrangements that will also improve our ability to motivate and retain current personnel and attract, retain and motivate additional qualified personnel.

•	Create Opportunities for Growth. Create greater flexibility for Hamilton Beach Holding (i) to pursue strategic growth opportunities, such as acquisitions and joint ventures, in the housewares industry because it will have the ability, subject to certain restrictions relating to the requirements for a tax-free distribution, to offer its stock as consideration in connection with potential future acquisitions or other growth opportunities and (ii) to use its stock to raise funds for acquisitions or other growth opportunities.

•	Access to Capital and Capital Structure. Provide Hamilton Beach Holding with direct access to equity capital markets and greater access to debt capital markets to fund its growth strategies and to establish a capital structure and dividend policy reflecting our business needs and financial position.

•	Implement CEO Succession. Provide Hamilton Beach Holding and NACCO with the ability to immediately implement CEO succession for their respective companies. After the spin-off, Hamilton Beach Holding will be a focused company led by a seasoned and highly qualified CEO and executive team. NACCO’s current Chairman, President and Chief Executive Officer, who is also the current Chairman of HBB, Alfred M. Rankin, Jr., will be able to dramatically reduce his role at Hamilton Beach Holding by becoming Executive Chairman. If HBB were to remain a part of NACCO, designating a successor to Mr. Rankin as CEO of the combined company would be difficult because of the vastly different industries with respect to which the successor would be responsible.

•	Management Focus. Reinforce management’s focus on serving each of Hamilton Beach Holding’s market segments and customer needs, and on responding flexibly to changing market conditions and growth markets.

The NACCO board considered the following factors, among others, in connection with its decision to spin-off Hamilton Beach Holding:

•	Voting Power/Proportionate Interest. As of June 1, 2017, holders of NACCO Class A Common and NACCO Class B Common have 25.1% and 74.9% of the voting power of NACCO, respectively. NACCO’s Charter provides that each class of NACCO common stock has equal rights in connection with stock dividends. When the spin-off, structured as a stock dividend, occurs, the holders of Hamilton Beach Holding Class A Common will have 9.1% of the voting power of Hamilton Beach Holding, while holders of Hamilton Beach Holding Class B Common will have 90.9% of the voting power of Hamilton Beach Holding. The collective voting power in Hamilton Beach Holding of current holders of NACCO Class A Common after the spin-off will be approximately 77% while the collective voting power in Hamilton Beach Holding of current holders of NACCO Class B Common after the spin-off will be approximately 23%.

•	Certain Restrictions Relating to Tax-Free Distributions. The ability of Hamilton Beach Holding to engage in equity transactions could be limited or restricted for a period of time after the spin-off in order to preserve the tax-free nature of the spin-off. See “Risk Factors — We might not be able to engage in desirable strategic transactions and equity issuances for some period of time following the spin-off because of certain restrictions relating to requirements for tax-free distributions.”

•	No Existing Public Market. There is no existing public market for our common stock following the spin-off and the combined market values of NACCO common stock and our common stock may be less the value of NACCO common stock prior to the spin-off.

•	Risks Factors. Certain other risks associated with the spin-off and our business after the spin-off, as described in this prospectus under the heading “Risk Factors” beginning on page 17.

Ownership of Hamilton Beach Holding after the Spin-Off

Immediately after the spin-off, NACCO stockholders as of the record date will hold all of the outstanding shares of our Class A Common and our Class B Common. Based on the number of shares of NACCO common stock outstanding on June 1, 2017, NACCO expects to distribute approximately 6.8 million shares of our Class A Common and approximately 6.8 million shares of our Class B Common in the spin-off.

Operations of Hamilton Beach Holding after the Spin-Off

We will continue to conduct business after completion of the spin-off under multiple brands and trade names. Our headquarters will be located in Glen Allen, Virginia.

Management of Hamilton Beach Holding after the Spin-Off

After the spin-off, our executive officers will be substantially the same as our executive officers immediately before the spin-off and will remain in office until their respective successors are duly elected or appointed and qualified in accordance with our amended and restated certificate of incorporation and our amended and restated bylaws or as otherwise provided by law.

After the spin-off, we will be led by:

•	Alfred M. Rankin, Jr. as our Executive Chairman;

•	Gregory H. Trepp as our and HBB’s President and Chief Executive Officer;

•	Keith B. Burns as HBB’s Vice President, Engineering and Information Technology;

•	Gregory E. Salyers as HBB’s Senior Vice President, Global Operations;

•	Dana B. Sykes as our and HBB’s Vice President, General Counsel and Secretary;

•	James H. Taylor as our and HBB’s Vice President and Chief Financial Officer;

•	R. Scott Tidey as HBB’s Senior Vice President, North America Sales and Marketing; and

•	Robert O. Strenski as KC’s President.

See “Management” beginning on page 90 for additional information regarding our management after the spin-off.

Hamilton Beach Holding Board after the Spin-Off

After the spin-off, our Board will consist of [            ], [            ], [            ] and [            ], who will remain in office until their respective successors are duly elected or appointed and qualified in accordance with our amended and restated certificate of incorporation and our amended and restated bylaws or as otherwise provided by law. Of these individuals, the following served as our directors prior to the spin-off: [            ] and [            ].

After the spin-off, our Board will have an audit review committee, a compensation committee, and a nominating and corporate governance committee. [            ], [            ] and [            ] satisfy the criteria for director independence as set forth in the NYSE rules.

Immediately after the spin-off, the members of our audit review committee, compensation committee, and nominating and corporate governance committee will be as follows:

Board Members	Audit Review Committee	Compensation Committee	Nominating and Corporate Governance Committee

Interests of NACCO and Hamilton Beach Holding Directors and Executive Officers in the Spin-Off

Some NACCO and Hamilton Beach Holding directors and executive officers have interests in the spin-off that are different from, or in addition to, the interests of NACCO stockholders who will receive shares of our common stock in the spin-off. The NACCO board and our Board were aware of these interests and considered them in making their respective decisions to approve the separation agreement and the spin-off. These interests include:

•	the designation of certain of our directors and officers before the spin-off as our directors or executive officers after the spin-off, including some who will serve as directors or executive officers of both Hamilton Beach Holding and NACCO;

•	the rights of Mr. Rankin, our Executive Chairman, and [ ], [ ] and [ ], our directors, as parties to the stockholders’ agreement among Hamilton Beach Holding and certain members of the Rankin and Taplin families with respect to ownership of our common stock, as described in more detail in “Security Ownership of Certain Beneficial Owners and Management” beginning on page 83 and “Ancillary Agreements — Stockholders’ Agreement” beginning on page 133;

•	the participation of our executive officers in various incentive compensation plans for 2017 prior to the spin-off, as previously approved by the NACCO compensation committee;

•	the provision of NACCO equity compensation to our directors who were directors of NACCO prior to the spin-off under the NACCO Directors’ Plan, as described in more detail in “Management — Compensation of Directors” beginning on page 97;

•	the provision of Hamilton Beach Holding equity to our directors and the participation by our directors in an equity compensation plan following the spin-off, as described in more detail in “Management — Compensation of Directors” beginning on page 97;

•	the participation by our Executive Chairman in a NACCO equity incentive compensation plan before the spin-off, subject to the approval of grants of awards by the NACCO compensation committee, as described in more detail in “Executive Compensation — Long-Term Incentive Compensation — Historically” beginning on page 114; and

•	the participation by executive officers in a Hamilton Beach Holding equity incentive compensation plan after the spin-off, subject to the approval of grants of awards by the Hamilton Beach Holding compensation committee, as described in more detail in “Executive Compensation — Long-Term Incentive Compensation — Going Forward” beginning on page 119.

Short-Term Incentive Compensation for Executive Officers and Other Management Employees

It is expected that the current short-term incentive compensation plans that cover our executive officers and other management employees will continue in effect through December 31, 2017 with few substantive changes:

•

Mr. Rankin is currently a participant in the NACCO Industries, Inc. Annual Incentive Compensation Plan (Effective September 28, 2012) which is sponsored by NACCO and is referred to as the NACCO Short-Term Plan. Mr. Rankin will cease to be a participant in the NACCO Short-Term Plan upon the spin-off and will become a participant in the Hamilton Beach Brands, Inc. Annual Incentive Compensation Plan (Effective January 1, 2014) which is sponsored by HBB and is referred to as the

HBB Short-Term Plan. Mr. Rankin’s 2017 award under the NACCO Short-Term Plan will be pro-rated based on his pre-spin service with the NACCO-wide group. Mr. Rankin’s 2017 award under the HBB Short-Term Plan will be pro-rated based on his post-spin service with Hamilton Beach Holding.

•	For periods following the spin-off, the performance factors for Mr. Rankin under the HBB Short-Term Plan will be based solely on Hamilton Beach Holding’s performance, instead of NACCO-wide performance factors.

For a further discussion of the short-term incentive compensation, see “Executive Compensation — Short-Term Incentive Compensation — Going Forward” beginning on page 114.

Long-Term Incentive Compensation for Executive Officers and Other Management Employees

The current Hamilton Beach Brands, Inc. Long-Term Incentive Compensation Plan (Effective March 1, 2015), referred to as the HBB Long-Term Cash Plan, which covers certain of our executive officers and other management employees, will continue in effect through December 31, 2017 with no substantive changes. Currently, the HBB Long-Term Cash Plan covers senior management employees whose employment is in the United States and employees whose employment is located outside of the United States. Employees whose employment is located in the United States will not receive awards under the HBB Long-Term Cash Plan after 2017. The 2017 awards to these employees will be paid out under the terms of the HBB Long-Term Cash Plan. For award years after 2017, we expect the HBB Long-Term Cash Plan to continue to cover employees whose employment is located outside of the United States.

In addition to the current HBB Long-Term Cash Plan, NACCO, as our sole stockholder, approved the adoption of the Hamilton Beach Brands Holding Company Executive Long-Term Equity Incentive Plan (Effective September 29, 2017), which is referred to as the HBHC Long-Term Equity Plan. The HBHC Long-Term Equity Plan will cover Mr. Rankin beginning on the spin-off date. Mr. Rankin is currently a participant in the NACCO Industries, Inc. Executive Long-Term Incentive Compensation Plan (Amended and Restated Effective March 1, 2017), referred to as the NACCO Long-Term Equity Plan. Mr. Rankin’s 2017 award under the NACCO Long-Term Equity Plan will be pro-rated based on his pre-spin service with the NACCO-wide group. He also will receive a separate, pro-rata award for his post-spin Hamilton Beach Holding service in 2017 under the HBHC Long-Term Equity Plan. Messrs. Trepp and Tidey and the other senior management employees, including employees who were participants in the HBB Long-Term Cash Plan and whose employment is located in the United States, will become participants in the HBHC Long-Term Equity Plan, and will no longer participate in the HBB Long-Term Cash Plan, in 2018. Senior management employees whose employment is located outside of the United States will continue to participate in the HBB Long-Term Cash Plan post-2017. We expect the performance factor for 2017 under the HBHC Long-Term Equity Plan will be based on Hamilton Beach Holding ROTCE (defined on page 108).

For a further discussion of the HBHC Long-Term Equity Plan, see “Executive Compensation — Long-Term Incentive Compensation — Going Forward” beginning on page 119.

Hamilton Beach Holding Non-Employee Directors’ Equity Compensation

Compensation that is paid to the directors who are not our officers will be paid pursuant to our Director Fee Policy, and a portion thereof will be paid under the Hamilton Beach Brands Holding Company Non-Employee Directors’ Equity Compensation Plan, referred to as the HBHC Directors’ Plan, which will be adopted in connection with the spin-off. Under the HBHC Directors’ Plan, each such director will receive $[            ] of the $[            ] annual retainer in shares of our Class A Common.

These shares are fully vested on the date of grant and the director is entitled to all rights of a stockholder, including the right to vote and receive dividends. However, the shares cannot be assigned, pledged, hypothecated or otherwise transferred by the director, voluntarily or involuntarily, other than the following:

•	by will or the laws of descent and distribution;

•	pursuant to a qualified domestic relations order; or

•	to a trust for the benefit of the director, or the director’s spouse, children or grandchildren.

These restrictions on transfer lapse upon the earliest to occur of:

•	ten years after the last day of the calendar quarter for which such shares were earned;

•	the death or permanent disability of the director;

•	five years (or earlier with the approval of our Board) after the date of the retirement of the director from our Board;

•	the date that a director is both retired from our Board and has reached 70 years of age; and

•	at such other time as our Board may approve.

In addition, each director will have the right under the HBHC Directors’ Plan to receive shares of our Class A Common instead of cash for up to 100% of the balance of the director’s annual retainer, meeting attendance fees and any committee chair fees. Shares received instead of cash are not subject to the foregoing transfer restrictions.

For a further discussion of the HBHC Directors’ Plan see “Management — Compensation of Directors” beginning on page 97.

Listing of Hamilton Beach Holding Common Stock

We intend to apply to list our Class A Common on the NYSE under the symbol “HBB.” Our Class B Common will not be listed on the NYSE or any other stock exchange.

Market for Hamilton Beach Holding Common Stock

Currently, there is no public market for our Class A Common. We intend to apply to list our Class A Common on the NYSE. If the NYSE approves the listing, we expect that a “when-issued” trading market for our Class A Common will develop before the record date for the spin-off. “When-issued” trading refers to a transaction made conditionally because the stock has been authorized but is not yet issued or available. Even though when-issued trading may develop, none of these trades will settle before the record date for the spin-off, and if the spin-off does not occur, all when-issued trading will be null and void. On the first trading day after the spin-off, when-issued trading will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a stock has been issued and typically involves a transaction that settles on the third full business day after the date of a transaction.

Our Class B Common will not be listed on the NYSE or any other stock exchange or otherwise traded and will be subject to substantial restrictions on transfer, the violation of which will cause it to convert automatically into Class A Common, as described in more detail in “Description of Capital Stock of Hamilton Beach Holding after the Spin-Off — Common Stock — Restrictions on Transfer of Class B Common; Convertibility of Class B Common into Class A Common” beginning on page 134. Our Class B Common will, however, be convertible at all times, and without cost to the stockholder, into our Class A Common on a share-for-share basis. Therefore, stockholders desiring to sell the equity interest in us represented by their shares of our Class B Common may convert those shares into an equal number of shares of our Class A Common at any time and then sell the shares of our Class A Common.

Transferability of Hamilton Beach Holding Common Stock

The shares of Hamilton Beach Holding Class A Common that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act of 1933 (the “Securities Act”). Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include our directors and certain of our officers. Our affiliates may sell shares of our common stock received in the distribution only under a registration statement that the SEC has declared effective under the Securities Act, or under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144. Based on 5,263,374 shares of NACCO Class A Common and 1,570,448 shares of NACCO Class B Common outstanding, as of June 1, 2017, all individuals expected to be executive officers and directors of Hamilton Beach Holding will beneficially own [            ] shares of Hamilton Beach Holding Class A Common after the distribution. See “Security Ownership of Certain Beneficial Owners and Management.”

Accounting Treatment

The spin-off will be accounted for by NACCO as a spin-off of Hamilton Beach Holding. After the spin-off, Hamilton Beach Holding is expected to be accounted for as a discontinued operation by NACCO. If accounted for as a discontinued operation, the measurement date would be the spin-off date. After the spin-off, our assets and liabilities will be accounted for at the historical book values carried by NACCO prior to the spin-off. No gain or loss will be recognized as a result of the spin-off. Costs related to the spin-off will be recognized by NACCO as incurred both before and after the spin-off.

Completion of the Spin-Off

The spin-off is expected to be completed during the third quarter of 2017.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes material U.S. federal income tax consequences of the spin-off to us, NACCO, and stockholders of NACCO common stock who hold such stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based on the Code, United States Treasury regulations issued under the Code and judicial and administrative interpretations thereof, all as in effect as of the date of this prospectus, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This discussion does not address any state, local, or non-U.S. tax consequences or any estate, gift or other non-income tax consequences. The discussion assumes that the spin-off will be consummated in accordance with the separation agreement and as further described in this prospectus. This summary is for general information only and is not tax advice.

This discussion is not a complete description of all of the U.S. federal income tax consequences of the spin-off and, in particular, does not address U.S. federal income tax considerations applicable to NACCO stockholders subject to special treatment under U.S. federal income tax laws, such as:

•	stockholders that own NACCO common stock through partnerships, S corporations, or other pass-through entities;

•	foreign persons, foreign entities, and U.S. expatriates;

•	mutual funds, banks, thrifts, and other financial institutions;

•	dealers and traders in securities or currencies;

•	insurance companies;

•	tax-exempt entities and pension funds;

•	stockholders who acquired their shares through a benefit plan or a tax-qualified retirement plan, or through the exercise of an employee stock option or similar derivative or otherwise as compensation;

•	stockholders who own, or are deemed to own, 10% or more, by voting power or value, of NACCO equity;

•	certain former citizens or long-term residents of the United States;

•	stockholders who are subject to the alternative minimum tax;

•	stockholders whose functional currency is not the U.S. dollar; or

•	stockholders who hold NACCO common stock as part of a “hedge,” “straddle,” “conversion,” “constructive sale,” or other integrated investment or financial transaction.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds NACCO common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult a tax advisor as to the tax consequences of the spin-off.

The following discussion is a summary of material U.S. federal income tax consequences of the spin-off under current law and is for general information only. NACCO stockholders are urged to consult with their tax advisors regarding the tax consequences to them of the spin-off in light of their particular circumstances, including the applicability and effect of U.S. federal, state, local, foreign and other tax laws.

The consummation of the spin-off is conditioned upon the receipt by NACCO of an opinion from McDermott Will & Emery LLP, counsel to NACCO, to the effect that:

(i)	the spin-off will qualify as tax-free under Section 355 of the Code, except for cash received in lieu of fractional shares;

(ii)	no gain or loss will be recognized by NACCO or us as a result of the spin-off; and

(iii)	no gain or loss will be recognized by (and no amount will be included in the income of) a NACCO stockholder upon the receipt of our common stock in the spin-off, except a NACCO stockholder may recognize a gain or loss with respect to any cash received in lieu of a fractional share.

The opinion of counsel is not binding on the Internal Revenue Service or the courts; there can be no certainty that the Internal Revenue Service will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. Furthermore, this opinion of counsel will rely, among other things, on specified assumptions, including assumptions regarding the absence of changes in existing facts and law and the consummation of the spin-off in accordance with the separation agreement, and on certain representations and undertakings as to factual matters made by, among others, NACCO and us regarding the past and future conduct of our respective business and other matters. Any inaccuracy in these assumptions or representations could jeopardize the conclusions reached by counsel in its opinion. Neither we nor NACCO intends to request a ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the spin-off.

In addition, the results of the spin-off qualifying under Section 355 of the Code for U.S. federal income tax purposes would be as follows:

•	cash received by a NACCO stockholder in lieu of a fractional share of our common stock will be treated as if the NACCO stockholder received the fractional share in the spin-off and then sold that fractional share, and such a stockholder generally will recognize a taxable gain or loss for U.S. federal income tax purposes measured by the difference between the amount of cash received and the portion of the tax basis of the shares of our common stock allocable to that fractional share in us. This gain or loss generally will be long-term capital gain or loss if the NACCO stockholder’s holding period for the NACCO common stock is greater than one year at the time of the spin-off;

•	the aggregate tax basis of the NACCO common stock and our common stock in the hands of each NACCO stockholder immediately after the distribution of our common stock to NACCO stockholders in connection with the spin-off will be the same as the aggregate adjusted tax basis of the NACCO common stock held by that stockholder immediately before the spin-off (including any fractional shares deemed received and sold as described above), allocated between the common stock of NACCO and us in proportion to their relative fair market values on the date our common stock is distributed to NACCO stockholders; and

•	the holding period of our common stock (including any fractional shares to which the stockholder may be entitled) received by each NACCO stockholder will include the holding period of its shares of NACCO common stock, provided that its shares of NACCO common stock are held as a capital asset on the date our common stock is distributed to NACCO stockholders.

Under the Tax Allocation Agreement, NACCO has agreed to make a protective election under Section 336(e) of the Code with respect to the spin-off. If, notwithstanding the receipt of an opinion of tax counsel, the spin-off fails to qualify as tax-free under Section 355 of the Code, the Section 336(e) election would generally cause a deemed sale of the assets of Hamilton Beach Holding and its subsidiaries, causing the NACCO group to recognize a gain to the extent the fair market value of the assets exceeded the basis of Hamilton Beach Holding and its subsidiaries in such assets. In such case, to the extent that NACCO is responsible for the resulting transaction taxes, Hamilton Beach Holding generally would be required under the Tax Allocation Agreement to make periodic payments to NACCO equal to the tax savings arising from a “step up” in the tax basis of Hamilton Beach Holding’s assets.

In addition, if the spin-off fails to qualify as tax-free under Section 355 of the Code, NACCO stockholders could be taxed on the full value of the shares of Hamilton Beach Holding’s common stock that they receive, which generally would be treated first as a taxable dividend to the extent of NACCO’s earnings and profits, then as a non-taxable return of capital to the extent of each stockholder’s tax basis in shares of NACCO common stock, and thereafter as a capital gain with respect to any remaining value. The protective Section 336(e) election does not impact this treatment of NACCO stockholders.

Even if the spin-off qualifies as tax-free under Section 355 of the Code, the spin-off would become taxable to NACCO under Section 355(e) of the Code if a 50% or greater interest (by vote or value) in NACCO or Hamilton Beach Holding stock were treated as acquired, directly or indirectly, by certain persons as part of a plan or series of related transactions that included the spin-off. For this purpose, any acquisitions or issuances of NACCO’s common stock within two years before the spin-off and any acquisitions or issuances of our common stock or NACCO’s common stock within two years after the spin-off generally are presumed to be part of such a plan, although we or NACCO may be able to rebut that presumption. We are not aware of any acquisitions or issuances of NACCO’s common stock within the two years before the date of the spin-off (up through the date of this prospectus) that would be considered to occur as part of a plan or series of related transactions that includes the spin-off. It is unclear whether any increase in voting power by holders of our Class B Common Stock by reason of the conversion by other holders of Hamilton Beach Holding Class B Common Stock to Hamilton Beach Holding Class A Common Stock should be considered an acquisition of voting power as part of a plan or series of related transactions. However, even if so treated, any such voting shift would not alone cause an acquisition of 50% or more of the voting power of our Common Stock and, as a result, would not, by itself, cause the spin-off to be taxable to NACCO under Section 355(e) of the Code.

However, if the IRS were to determine that other acquisitions of NACCO shares before or after the spin-off, or Hamilton Beach Holding shares after the spin-off, were part of a plan or series of related transactions that included the spin-off for purposes of Section 355(e) of the Code, such determination could result in the recognition of a gain by NACCO under Section 355(e) of the Code. Because of the protective Section 336(e) election, Hamilton Beach Holding and its subsidiaries would be deemed to have sold all of their assets, thereby causing the NACCO group to recognize a gain to the extent the fair market value of the assets exceeded the basis of Hamilton Beach Holding and its subsidiaries in such assets. As described above, in such case, to the extent that NACCO is responsible for the resulting transaction taxes, Hamilton Beach Holding would generally be required under the Tax Allocation Agreement to make certain periodic payments to NACCO. Under the Tax Allocation Agreement, we generally would be required to indemnify NACCO after the spin-off against all of the tax on that taxable gain if it were triggered solely by certain actions by us (including our subsidiaries) or with respect to our stock. See “Ancillary Agreements — Tax Allocation Agreement” beginning on page 132.

If an acquisition or issuance of our stock or NACCO’s stock triggers the application of Section 355(e) of the Code, NACCO would recognize a taxable gain as described above.

United States Treasury regulations require certain stockholders that receive stock in a spin-off to attach to their United States federal income tax return for the year in which the spin-off occurs a detailed statement setting forth certain information relating to the tax-free nature of the spin-off. NACCO stockholders that have acquired different blocks of NACCO common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and the holding period of, shares of our common stock distributed with respect to such blocks of NACCO common stock.

USE OF PROCEEDS

We will not receive any proceeds from the distribution of our Class A Common or our Class B Common in the spin-off.

DETERMINATION OF OFFERING PRICE

No consideration will be paid for the shares of our Class A Common or our Class B Common distributed in the spin-off.

MARKET PRICE INFORMATION AND DIVIDEND POLICY

Market Price Data

There is no established trading market for shares of our Class A Common or our Class B Common. At June 1, 2017, there were 100 shares of our common stock outstanding, all of which immediately prior to the spin-off were owned by NACCO.

In connection with the spin-off, NACCO will distribute approximately 6.8 million shares of our Class A Common and approximately 6.8 million shares of our Class B Common to holders of NACCO Class A Common and NACCO Class B Common as of the record date for the spin-off. We intend to apply to list our Class A Common on the NYSE under the symbol “HBB.” Our Class B Common will not be listed on the NYSE or any other stock exchange or otherwise traded and will be subject to substantial restrictions on transfer.

Dividends

We paid dividends to NACCO in 2015 and 2016 in the aggregate amount of $57 million. We paid $3 million in dividends to NACCO from January 1, 2017 to June 1, 2017.

Dividend Policy

We currently intend to pay regular quarterly dividends after the spin-off. The declaration of future dividends and the establishment of the per share amount, record dates and payout dates for such future dividends will be at the discretion of our Board and will depend on various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our Board deems relevant. The HBB and KC credit facilities limit our ability to pay dividends or make distributions in respect of our capital stock in certain circumstances. For a discussion of these restrictions, see the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources of HBB — After the Spin-Off” beginning on page 61 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources of KC — After the Spin-Off” beginning on page 70.

SELECTED HISTORICAL FINANCIAL DATA OF

HAMILTON BEACH BRANDS HOLDING COMPANY

The following table sets forth our selected historical financial data as of and for each of the periods indicated. We derived the summary historical financial data as of and for each of the two years ended December 31, 2016 from our audited consolidated financial statements. We derived the summary historical financial data as of and for the three months ended March 31, 2017 and 2016 from our unaudited condensed consolidated financial statements which, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of the interim period. This information is only a summary and you should read it in conjunction with the historical consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in this prospectus.

	Three Months Ended March 31		Year Ended December 31
	2017	2016	2016	2015
	(In thousands)
Operating Statement Data:
Revenues	$140,282	$143,134	$745,357	$767,862
Operating profit (loss)	$(2,438)	$(2,889)	$43,374	$35,554
Net income (loss)	$(1,357)	$(2,148)	$26,179	$19,711

	March 31		December 31
	2017	2016	2016	2015
	(In thousands)
Balance Sheet Data:
Total assets	$262,778	$256,980	$310,833	$310,128
Long-term debt	$28,000	$47,600	$26,000	$50,000
Stockholders’ equity	$61,534	$70,152	$65,126	$82,824

	Three Months Ended March 31		Year Ended December 31
	2017	2016	2016	2015
	(In thousands)
Cash Flow Data:
Provided by (used for) operating activities	$(22,161)	$3,731	$62,563	$26,488
Used for investing activities	$(1,220)	$(1,791)	$(5,925)	$(6,543)
Provided by (used for) financing activities	$17,263	$(16,595)	$(61,837)	$(10,088)
Other Data:
Cash dividends paid	$3,000	$10,000	$42,000	$15,000

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the risk factors contained in this prospectus as well as our historical consolidated financial statements, including the notes related to those statements, and other financial information included elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from our historical financial results and those indicated in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 34 and 17, respectively. Unless otherwise specified, this section reflects our historical financial condition and results of operations. Tabular amounts are in thousands, except percentage data.

Hamilton Beach Brands Holding Company qualifies as an emerging growth company under the JOBS Act. As a result, Hamilton Beach Brands Holding Company is permitted to, and intends to, rely on exemptions from certain disclosure requirements. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Jobs Act for complying with new or revised accounting standards that have different effective dates for public and private companies. An emerging growth company can delay the adoption of such accounting standards until those standards would otherwise apply to private companies until the first to occur of the date the subject company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in Securities Act Section 7(a)(2)(B). Hamilton Beach Brands Holding Company has elected not to opt out of the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies and, as a result, Hamilton Beach Brands Holding Company’s financial statements may not be comparable to other public companies.

Overview

Hamilton Beach Brands Holding Company (“Hamilton Beach Holding” or the “Company”) is an operating holding company for two separate businesses: consumer, commercial and specialty small appliances and specialty retail. Results of operations and financial condition are discussed separately by segment, which corresponds with the industry groupings. Hamilton Beach Brands, Inc. (“HBB”) is a leading designer, marketer and distributor of branded small electric household and specialty housewares appliances, as well as commercial products for restaurants, bars and hotels. The Kitchen Collection, LLC (“KC”) is a national specialty retailer of kitchenware operating under the Kitchen Collection®store name in outlet and traditional malls throughout the United States. Hamilton Beach Holding is a wholly-owned subsidiary of NACCO Industries, Inc.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities (if any). On an ongoing basis, we evaluate estimates based on historical experience, actuarial valuations and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

We believe the following critical accounting policies affect more significant judgments and estimates used in the preparation of our consolidated financial statements.

Emerging Growth Company: Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Revenue recognition: Revenues are generally recognized when title transfers and risk of loss passes to the customer. Revenues at HBB are recognized when customer orders are completed and shipped. Revenues at KC are recognized at the point of sale when payment is made and customers take possession of the merchandise in stores. Reserves for discounts and returns are maintained for anticipated future claims at HBB and KC. The accounting policies used to develop these product discounts and returns include:

Product discounts: We record estimated reductions to revenues for customer programs and incentive offerings, including special pricing agreements, price competition, promotions and other volume-based incentives. At HBB, net sales represent gross sales less cooperative advertising, other volume-based incentives, estimated returns and allowances for defective products. At KC, retail markdowns are incorporated into KC’s retail method of accounting for cost of sales. If market conditions were to decline or if competition were to increase, we may take actions to increase customer incentive offerings, possibly resulting in an incremental reduction of revenues at the time the incentive is offered. If our accrued cooperative advertising balance as of December 31, 2016 were to increase by one percent, the reserve for product discounts would increase and revenues would be reduced by $0.2 million. Our past results of operations have not been materially affected by a change in the estimate of product discounts, and although there can be no assurances, we are not aware of any circumstances that would be reasonably likely to materially change these estimates in the future.

Product returns: Products generally are not sold with the right of return. However, based on our historical experience, a portion of products sold are estimated to be returned due to reasons such as buyer remorse, duplicate gifts received, product failure and excess inventory stocked by the customer which, subject to certain terms and conditions, we will agree to accept. We record estimated reductions to revenues at the time of sale based on this historical experience and the limited right of return provided to certain customers. If future trends were to change significantly from those experienced in the past, incremental reductions to revenues may result based on this new experience. If our estimate of average return rates as of December 31, 2016 were to increase by one percent, the reserves for product returns would increase and revenues would be reduced by $0.1 million. Our past results of operations have not been materially affected by a change in the estimate of product returns and although there can be no assurances, we are not aware of any circumstances that would be reasonably likely to materially change these estimates in the future.

Retirement benefit plans: We maintain two defined benefit pension plans that provide benefits based on years of service and average compensation during certain periods. All eligible employees, including employees whose pension benefits are frozen, receive retirement benefits under defined contribution retirement plans. Our policy is to periodically make contributions to fund the defined benefit pension plans within the range allowed by applicable regulations. The defined benefit pension plan assets consist primarily of publicly traded stocks and government and corporate bonds. There is no guarantee the actual return on the plans’ assets will equal the expected long-term rate of return on plan assets or that the plans will not incur investment losses.

The expected long-term rate of return on defined benefit plan assets reflects management’s expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. In establishing the expected long-term rate of return assumption for plan assets, we consider the historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans as well as a forward-looking rate of return. The historical and forward-looking rates of return for each of the asset classes used to determine our estimated rate of return assumption were based upon the rates of return earned or expected to be earned by investments in the equivalent benchmark market indices for each of the asset classes.

Expected returns for pension plans are based on a calculated market-related value for U.S. pension plan assets. Under this methodology, asset gains and losses resulting from actual returns that differ from our expected returns are recognized ratably in the market-related value of assets over three years. Expected returns for pension plans are based on fair market value for non-U.S. pension plan assets.

The basis for the selection of the discount rate for each plan is determined by matching the timing of the payment of the expected obligations under the defined benefit plans and health care plans against the corresponding yield of high-quality corporate bonds of equivalent maturities.

Changes to the estimate of any of these factors could result in a material change to our pension obligation causing a related increase or decrease in reported net operating results in the period of change in the estimate. Because the 2016 assumptions are used to calculate 2017 pension expense amounts, a one percentage-point change in the expected long-term rate of return on plan assets would result in a change in pension expense for 2017 of approximately $0.3 million for the plans. A one percentage-point change in the discount rate would result in a change in pension expense for 2017 by approximately $0.1 million. A one percentage-point increase in the discount rate would have lowered the plans’ projected benefit obligation as of the end of 2016 by approximately $1.5 million; while a one percentage-point decrease in the discount rate would have raised the plans’ projected benefit obligation as of the end of 2016 by approximately $1.8 million.

Self-insurance liabilities: We are generally self-insured for product liability, environmental liability, medical claims and certain workers’ compensation claims. For product liability, catastrophic insurance coverage is retained for potentially significant individual claims. An estimated provision for claims reported and for claims incurred but not yet reported under the self-insurance programs is recorded and revised periodically based on industry trends, historical experience and management judgment. In addition, industry trends are considered within management’s judgment for valuing claims. Changes in assumptions for such matters as legal judgments and settlements, inflation rates, medical costs and actual experience could cause estimates to change in the near term. Changes in any of these factors could materially change our estimates for these self-insurance obligations causing a related increase or decrease in reported net operating results in the period of change in the estimate.

Inventory reserves: We write down inventory to the lower of cost or net realizable value, which includes an estimate for obsolescence or excess inventory based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Upon a subsequent sale or disposal of the impaired inventory, the corresponding reserve for impaired value is relieved to ensure that the cost basis of the inventory reflects any write-downs. An impairment in value of one percent of net inventories as of December 31, 2016 would result in additional expense of approximately $1.3 million.

Allowances for doubtful accounts: We maintain allowances for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. These allowances are based on both recent trends of certain customers estimated to be a greater credit risk as well as general trends of the entire customer pool. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. An impairment in value of one percent of net accounts receivable as of December 31, 2016 would require an increase in the allowance for doubtful accounts and would result in additional expense of approximately $1.0 million.

Income taxes: The results of operations for Hamilton Beach Holding have historically been included in the consolidated income tax returns of NACCO Industries, Inc. The income tax amounts reflected in the accompanying financial statements have been allocated using the separate return method as if Hamilton Beach Holding was a separate taxpayer.

Tax law requires certain items to be included in the tax return at different times than the items are reflected in the financial statements. Some of these differences are permanent, such as expenses that are not deductible for tax purposes, and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities using currently enacted tax rates. The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year, and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the provision for income taxes in the period that includes the enactment date. Management is required to estimate the timing of the recognition of deferred tax assets and liabilities, make assumptions about the future deductibility of deferred tax assets and assess deferred tax liabilities based on enacted law and tax rates for the appropriate tax jurisdictions to determine the amount of such deferred tax assets and liabilities. Changes in the calculated deferred tax assets and liabilities may occur in certain circumstances, including statutory income tax rate changes, statutory tax law changes, or changes in our structure or tax status.

Our tax assets, liabilities, and tax expense are supported by historical earnings and losses and our best estimates and assumptions of future earnings. We assess whether a valuation allowance should be established against our deferred tax assets based on consideration of all available evidence, both positive and negative, using a more likely than not standard. This assessment considers, among other matters, scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. When we determine, based on all available evidence, that it is more likely than not that deferred tax assets will not be realized, a valuation allowance is established.

Since significant judgment is required to assess the future tax consequences of events that have been recognized in our financial statements or tax returns, the ultimate resolution of these events could result in adjustments to our financial statements and such adjustments could be material. We believe the current assumptions, judgments and other considerations used to estimate the current year accrued and deferred tax positions are appropriate. If the actual outcome of future tax consequences differs from these estimates and assumptions, due to changes or future events, the resulting change to the provision for income taxes could have a material impact on our results of operations and financial position.

CONSOLIDATED FINANCIAL SUMMARY

Selected consolidated results of Hamilton Beach Holding and components of change by subsidiary were as follows:

	Three Months Ended March 31		Year Ended December 31
	2017	2016	2016	2015
Revenues
HBB	$114,154	$115,740	$605,170	$620,977
KC	26,665	28,383	144,351	150,988
Eliminations	(537)	(989)	(4,164)	(4,103)

Total	$140,282	$143,134	$745,357	$767,862

Operating profit (loss)
HBB	$782	$67	$43,033	$34,801
KC	(3,279)	(2,890)	376	165
Eliminations	59	(66)	(35)	588

Total	$(2,438)	$(2,889)	$43,374	$35,554

Net income (loss)
HBB	$689	$(261)	$26,557	$19,749
KC	(2,143)	(1,868)	(355)	(420)
Eliminations	97	(19)	(23)	382

Total	$(1,357)	$(2,148)	$26,179	$19,711

SEGMENT RESULTS

Hamilton Beach Brands, Inc.

HBB’s business is seasonal and a majority of revenues and operating profit typically occurs in the second half of the year when sales of small electric appliances to retailers and consumers increase significantly for the fall holiday-selling season.

Financial Review

Operating Results

The results of operations for HBB were as follows for the three months ended March 31:

	THREE MONTHS
	2017	2016
Revenues	$114,154	$115,740
Operating profit	$782	$67
Interest expense	$380	$426
Other expense (income)	$(700)	$43
Net income (loss)	$689	$(261)
Effective income tax rate	37.5%	35.1%

The results of operations for HBB were as follows for the years ended December 31:

	2016	2015
Revenues	$605,170	$620,977
Operating profit	$43,033	$34,801
Interest expense	$1,165	$1,831
Other expense	$770	$1,470
Net income	$26,557	$19,749
Effective income tax rate	35.4%	37.3%

First Quarter of 2017 Compared with First Quarter of 2016

The following table identifies the components of change in revenues for the first quarter of 2017 compared with the first quarter of 2016:

Revenues
2016	$115,740
Increase (decrease) from:
Unit volume and product mix	(1,243)
Foreign currency	(468)
Other	125

2017	$114,154

Revenues for the first quarter of 2017 decreased 1.4% compared with the first quarter of 2016 primarily due to reduced sales volumes, mainly in the U.S. consumer retail market in part driven by retailers re-balancing inventory after the holiday-selling season, partially offset by increased sales of new and higher-priced products.

The following table identifies the components of change in operating profit for the first quarter of 2017 compared with the first quarter of 2016:

Operating Profit
2016	$67
Increase (decrease) from:
Gross profit	1,617
Selling, general and administrative expenses	(742)
Foreign currency	(160)

2017	$782

HBB’s operating profit increased in the first quarter of 2017 compared with the first quarter of 2016 primarily as a result of an increase in gross profit. The increase in gross profit mainly resulted from a shift in sales mix to higher-priced and higher-margin products and lower costs, partially offset by reduced sales volumes and an increase in transportation and warehousing costs.

HBB recognized net income of $0.7 million in the first quarter of 2017 compared with a net loss of $0.3 million in the first quarter of 2016 primarily due to the factors affecting operating profit and a foreign currency gain in the first quarter of 2017 compared with a loss during the first quarter of 2016.

2016 Compared with 2015

The following table identifies the components of change in revenues for 2016 compared with 2015:

Revenues
2015	$620,977
Increase (decrease) from:
Unit volume and product mix	(9,259)
Foreign currency	(7,700)
Average sales price	1,152

2016	$605,170

Revenues for 2016 decreased 2.5% compared with 2015 primarily due to decreased sales volumes, mainly in the U.S. consumer retail market, and unfavorable foreign currency movements as both the Mexican peso and Canadian dollar weakened against the U.S. dollar.

The following table identifies the components of change in operating profit for 2016 compared with 2015:

Operating Profit
2015	$34,801
Increase (decrease) from:
Gross profit	6,543
Selling, general and administrative expenses	2,958
Foreign currency	(1,269)

2016	$43,033

HBB’s operating profit increased in 2016 compared with 2015 primarily as a result of an increase in gross profit and a decrease in Selling, general and administrative expenses, partially offset by unfavorable foreign currency movements. The increase in gross profit mainly resulted from a shift in sales mix to higher-priced and higher-margin products and lower costs, partially offset by reduced sales volumes. Selling, general and administrative expenses decreased as a result of lower professional and outside service fees, decreased advertising and marketing expenses and a reduction in environmental expenses in 2016 compared with 2015. HBB recorded $1.5 million in 2015 for environmental investigation and remediation at HBB’s Picton, Ontario facility. These decreases in Selling, general and administrative expenses were partially offset by higher employee-related costs. Foreign currency movements were also unfavorable as the Mexican peso weakened against the U.S. dollar.

Net income increased to $26.6 million in 2016 compared with $19.7 million in 2015 primarily due to the factors affecting the change in operating profit.

Liquidity and Capital Resources of HBB — Before the Spin-Off

Cash Flows

The following tables detail the changes in cash flow for the three months ended March 31:

	2017	2016	Change
Operating activities:
Net income (loss)	$689	$(261)	$950
Depreciation and amortization	1,026	799	227
Other	(1,355)	(447)	(908)
Working capital changes	(11,836)	12,922	(24,758)

Net cash provided by (used for) operating activities	(11,476)	13,013	(24,489)
Investing activities:
Expenditures for property, plant and equipment	(972)	(1,280)	308
Other	5	—	5

Net cash used for investing activities	(967)	(1,280)	313

Cash flow before financing activities	$(12,443)	$11,733	$(24,176)

Net cash provided by (used for) operating activities changed by $24.5 million in the first three months of 2017 compared with the first three months of 2016 primarily as a result of the change in working capital. The change in working capital was mainly due to a larger decrease in accounts payable and an increase in inventory during the first three months of 2017 compared with a decrease in inventory during 2016. The changes in accounts payable and inventory were primarily attributable to the timing of purchases and lower sales in the first three months of 2017 compared with the sales forecast.

	2017	2016	Change
Financing activities:
Net additions (reductions) to revolving credit agreement and other	$14,863	$(10,595)	$25,458

Net cash provided by (used for) financing activities	$14,863	$(10,595)	$25,458

The change in net cash provided by (used for) financing activities was mainly the result of an increase in borrowings as HBB required more cash to fund working capital during the first three months of 2017 compared with the first three months of 2016.

The following tables detail the change in cash flow for the years ended December 31:

	2016	2015	Change
Operating activities:
Net income	$26,557	$19,749	$6,808
Depreciation and amortization	4,681	4,750	(69)
Other	1,279	(2,361)	3,640
Working capital changes	26,214	(8,197)	34,411

Net cash provided by operating activities	58,731	13,941	44,790
Investing activities:
Expenditures for property, plant and equipment	(4,814)	(4,365)	(449)
Acquisition of business	—	(413)	413
Other	26	3	23

Net cash used for investing activities	(4,788)	(4,775)	(13)

Cash flow before financing activities	$53,943	$9,166	$44,777

Net cash provided by operating activities increased $44.8 million in 2016 compared with 2015 primarily due to the change in working capital, which was largely attributable to a change in accounts payable partially offset by the change in accounts receivable. Accounts payable had a significant increase during 2016 compared with a large decrease in 2015 primarily due to a change in the timing of payments. Accounts receivable increased during 2016 compared with a decrease in 2015 attributable to a shift in the timing of sales and collections in 2016 compared with 2015.

	2016	2015	Change
Financing activities:
Net additions (reductions) to revolving credit agreement	$(19,651)	$4,912	$(24,563)
Cash dividends paid to NACCO	(32,000)	(15,000)	(17,000)
Other	(186)	—	(186)

Net cash used for financing activities	$(51,837)	$(10,088)	$(41,749)

The change in net cash used for financing activities was primarily the result of a reduction in borrowings under the revolving credit facility in 2016 compared with an increase in borrowings in 2015, as well as an increase in cash dividends paid to NACCO in 2016.

Liquidity and Capital Resources of HBB — After the Spin-Off

After completion of the spin-off, our primary source of liquidity will continue to be cash flow generated from operations.

Financing Activities of HBB — Before the Spin-Off

HBB has a $115.0 million senior secured floating-rate revolving credit facility (the “HBB Facility”) that expires in June 2021. The obligations under the HBB Facility are secured by substantially all of HBB’s assets. The approximate book value of HBB’s assets held as collateral under the HBB Facility was $221.0 million as of

March 31, 2017. At March 31, 2017, the borrowing base under the HBB Facility was $98.6 million and borrowings outstanding under the HBB Facility were $53.6 million. At March 31, 2017, the excess availability under the HBB Facility was $45.0 million.

The maximum availability under the HBB Facility is governed by a borrowing base derived from advance rates against eligible accounts receivable, inventory and trademarks of the borrowers, as defined in the HBB Facility. Adjustments to reserves booked against these assets, including inventory reserves, will change the eligible borrowing base and thereby impact the liquidity provided by the HBB Facility. A portion of the availability is denominated in Canadian dollars to provide funding to HBB’s Canadian subsidiary. Borrowings bear interest at a floating rate, which can be a base rate or LIBOR, as defined in the HBB Facility, plus an applicable margin. The applicable margins, effective March 31, 2017, for base rate loans and LIBOR loans denominated in U.S. dollars were 0.00% and 1.50%, respectively. The applicable margins, effective March 31, 2017, for base rate loans and bankers’ acceptance loans denominated in Canadian dollars were 0.00% and 1.50%, respectively. The HBB Facility also required a fee of 0.25% per annum on the unused commitment. The margins and unused commitment fee under the HBB Facility are subject to quarterly adjustment based on average excess availability. The floating rate of interest applicable to the HBB Facility at March 31, 2017 was 2.78% including the floating rate margin and the effect of interest rate swap agreements discussed below.

To reduce the exposure to changes in the market rate of interest, HBB has entered into interest rate swap agreements for a portion of the HBB Facility. Terms of the interest rate swap agreements require HBB to receive a variable interest rate and pay a fixed interest rate. HBB has interest rate swaps with notional values totaling $20.0 million at March 31, 2017 at an average fixed rate of 1.4%. HBB also has delayed start interest rate swaps with notional values totaling $25.0 million at March 31, 2017, with fixed rates of 1.6% and 1.7%.

The HBB Facility includes restrictive covenants, which, among other things, limit the payment of dividends to NACCO, subject to achieving availability thresholds. Dividends are discretionary to the extent that for the thirty days prior to the dividend payment date, and after giving effect to the dividend payment, HBB maintains excess availability of not less than $25.0 million. The HBB Facility also requires HBB to achieve a minimum fixed charge coverage ratio in certain circumstances, as defined in the HBB Facility. At March 31, 2017, HBB was in compliance with all financial covenants in the HBB Facility.

HBB believes funds available from cash on hand, the HBB Facility and operating cash flows will provide sufficient liquidity to meet our operating needs and commitments arising during the next twelve months and until the expiration of the HBB Facility.

Financing Activities of HBB — After the Spin-Off

Our financing will continue to be provided by our HBB Facility.

Contractual Obligations, Contingent Liabilities and Commitments — Before the Spin-Off

Following is a table which summarizes the contractual obligations of HBB as of December 31, 2016:

	Payments Due by Period
Contractual Obligations	Total	2017	2018	2019	2020	2021	Thereafter
HBB Facility	$37,917	$11,917	$—	$—	$—	$26,000	$—
Variable interest payments on HBB Facility	8,218	1,296	1,555	1,908	2,213	1,246	—
Other debt	798	798	—	—	—	—	—
Purchase and other obligations	175,085	164,979	3,560	3,471	3,075	—	—
Operating leases	40,848	5,889	5,556	5,362	5,295	3,547	15,199

Total contractual cash obligations	$262,866	$184,879	$10,671	$10,741	$10,583	$30,793	$15,199

Not included in the table above, HBB has a long-term liability of approximately $0.5 million for unrecognized tax benefits, including interest and penalties, as of December 31, 2016. At this time, we are unable to make a reasonable estimate of the timing of payments due to, among other factors, the uncertainty of the timing and outcome of its audits.

An event of default, as defined in the HBB Facility and in HBB’s operating agreements, could cause an acceleration of the payment schedule. No such event of default has occurred or is anticipated to occur.

HBB’s variable interest payments are calculated based upon HBB’s anticipated payment schedule and the December 31, 2016 base rate and applicable margins, as defined in the HBB Facility. A 1/8% increase in the base rate would increase HBB’s estimated total annual interest payments on the HBB Facility by approximately $0.3 million.

The purchase and other obligations are primarily for accounts payable, open purchase orders and accrued payroll and incentive compensation.

Pension funding can vary significantly each year due to plan amendments, changes in the market value of plan assets, legislation and our decisions to contribute above the minimum regulatory funding requirements. As a result, pension funding has not been included in the table above. HBB does not expect to contribute to its U.S. pension plans in 2017 and expects to contribute less than $0.1 million to its non-U.S. pension plans in 2017. Pension benefit payments are made from assets of the pension plans.

Contractual Obligations, Contingent Liabilities and Commitments — After the Spin-Off

After completion of the spin-off, we do not expect our contractual obligations to change materially.

Off Balance Sheet Arrangements

HBB has not entered into any off balance sheet financing arrangements, other than operating leases, which are disclosed in the contractual obligations table above.

Capital Expenditures

Expenditures for property, plant and equipment were $1.0 million for the first three months of 2017 and are estimated to be an additional $6.9 million for the remainder of 2017. These planned capital expenditures are primarily for improvements to HBB’s information technology infrastructure and tooling for new products. These expenditures are expected to be funded from internally generated funds and bank borrowings.

Capital Structure

Working capital is significantly affected by the seasonality of HBB’s business. The following is a discussion of the changes in HBB’s capital structure at March 31, 2017 compared with both March 31, 2016 and December 31, 2016, and December 31, 2016 compared with December 31, 2015.

March 31, 2017 Compared with March 31, 2016

	MARCH 31 2017	MARCH 31 2016	Change
Cash and cash equivalents	$5,094	$1,625	$3,469
Other net tangible assets	80,806	82,169	(1,363)
Goodwill and intangible assets, net	13,189	14,568	(1,379)

Net assets	99,089	98,362	727
Total debt	(53,578)	(47,770)	(5,808)

Total equity	$45,511	$50,592	$(5,081)

Debt to total capitalization	54%	49%	5%

Total debt increased $5.8 million to fund working capital.

March 31, 2017 Compared with December 31, 2016

	MARCH 31 2017	DECEMBER 31 2016	Change
Cash and cash equivalents	$5,094	$2,321	$2,773
Other net tangible assets	80,806	66,916	13,890
Goodwill and intangible assets, net	13,189	13,534	(345)

Net assets	99,089	82,771	16,318
Total debt	(53,578)	(38,714)	(14,864)

Total equity	$45,511	$44,057	$1,454

Debt to total capitalization	54%	47%	7%

Other net tangible assets increased $13.9 million from December 31, 2016 primarily due to decreases in accounts payable, accrued payroll and accrued cooperative advertising, partially offset by a decrease in accounts receivable. The changes in accounts payable and accounts receivable were primarily attributable to the seasonality of the business. Accrued payroll and accrued cooperative advertising decreased as payments were made during the first quarter of 2017.

Total debt decreased $14.9 million mainly as a result of the seasonality of the business.

December 31, 2016 Compared with December 31, 2015

	December 31
	2016	2015	Change
Cash and cash equivalents	$2,321	$474	$1,847
Other net tangible assets	66,916	94,353	(27,437)
Goodwill and intangible assets, net	13,535	14,915	(1,380)

Net assets	82,772	109,742	(26,970)
Total debt	(38,714)	(58,365)	19,651

Total equity	$44,058	$51,377	$(7,319)

Debt to total capitalization	47%	53%	(6)%

Net assets decreased $27.0 million from December 31, 2015 primarily due to increases in accounts payable, other current liabilities and accrued payroll. The increase in accounts payable was primarily due to a change in the timing of payments in 2016 compared with 2015. The other current liabilities increase is primarily attributable to changes in accrued cooperative advertising in 2016 compared with 2015.

Total debt decreased $19.7 million primarily due to the timing of working capital payments partially offset by dividends paid to NACCO during 2016.

Total equity decreased $7.3 million primarily due to $32.0 million of dividends paid to NACCO during 2016 and a $2.8 million increase in accumulated other comprehensive loss, mainly due to changes in the foreign currency translation adjustment, partially offset by HBB’s 2016 net income of $26.6 million.

OUTLOOK

Overall consumer confidence, financial pressures experienced by the middle-market consumer and changing consumer buying patterns continue to create uncertainty about the overall growth prospects for the U.S. retail market for small appliances. In this context, 2017 U.S. and Canadian consumer retail markets for small kitchen appliances are expected to be comparable to 2016, while international and commercial markets in which HBB participates are expected to continue to grow moderately. Sales are expected to continue to shift from in-store channels to internet sales channels.

HBB continues to focus on strengthening the consumer market position of its various product lines through product innovation, promotions, increased placements and branding programs. HBB will continue to leverage its strong brand portfolio by introducing new innovative products, as well as upgrades to certain existing products across a wide range of brands, price points and categories in both retail and commercial marketplaces. HBB continues to pursue opportunities to create or add product lines and brands that can be distributed in high-end or specialty stores and on the Internet, including the addition of a new CHI®-branded garment care line under a multi-year licensing deal, which began initial shipments during the first quarter of 2017. HBB also expects its growing global commercial business to benefit from broader distribution of several newer products.

As a result of this market environment and its product introductions, HBB’s sales volumes and revenues are expected to increase modestly in 2017 compared with 2016, provided consumer spending is at expected levels. This increase is expected to be slightly more than the anticipated market growth due to enhanced distribution and increased higher-margin product placements resulting from the execution of the company’s strategic initiatives, both domestically and internationally.

Net income in 2017 is also expected to increase modestly compared with 2016 as benefits of the increased revenues are expected to be mostly offset by the costs to implement these initiatives, as well as increased advertising and distribution costs. HBB continues to monitor currency effects, as well as commodity and other input costs, closely, and intends to continue to adjust product prices and product placements as market conditions permit.

In 2017, cash flow before financing activities is expected to be substantial but lower than 2016. Capital expenditures are expected to be approximately $8 million in 2017, of which $1.0 million was expended in the first quarter of 2017.

Longer term, HBB will work to improve return on sales through economies of scale derived from market growth and its strategic revenue growth initiatives. These initiatives are focused on enhancing HBB’s placements in the North American consumer business, enhancing sales in the e-commerce market, expanding its participation in the “only-the-best” market by investing in new products to be sold under the Wolf Gourmet®, Weston®, Hamilton Beach® Professional and CHI® brand names, expanding internationally in emerging growth markets, increasing its global commercial presence through enhanced global product lines for chains and distributors serving the global food service and hospitality markets and leveraging its other strategic initiatives to drive category and channel expansion.

The Kitchen Collection, LLC

KC’s business is seasonal, and a majority of its revenues and operating profit is typically earned in the second half of the year when sales of kitchenware to consumers increase significantly for the fall holiday-selling season.

At March 31, 2017, KC operated a total of 208 stores compared with 222 stores at March 31, 2016 and 223 stores at December 31, 2016.

Financial Review

Operating Results

The results of operations for KC were as follows for the three months ended March 31:

	THREE MONTHS
	2017	2016
Revenues	$26,665	$28,383
Operating loss	$(3,279)	$(2,890)
Net loss	$(2,143)	$(1,868)
Effective income tax rate	35.7%	36.4%

The results of operations for KC were as follows for the years ended December 31:

	2016	2015
Revenues	$144,351	$150,988
Operating profit	$376	$165
Net loss	$(355)	$(420)
Effective income tax rate	n/m	n/m

First Quarter of 2017 Compared with First Quarter of 2016

The following table identifies the components of change in revenues for the first quarter of 2017 compared with the first quarter of 2016:

Revenues
2016	$28,383
Increase (decrease) from:
Closed stores	(2,273)
Comparable stores	(626)
New stores	875
Other, primarily e-commerce	306

2017	$26,665

Revenues for the first quarter of 2017 decreased compared with the first quarter of 2016 primarily due to the loss of sales from closing underperforming stores since March 31, 2016 and a decline in comparable store sales. The decrease in comparable store sales resulted from fewer customer visits and a reduction in store transactions, partially offset by an increase in the average sales transaction value for the first quarter of 2017 compared with the first quarter of 2016. These decreases were partially offset by sales at newly opened stores and e-commerce sales.

The following table identifies the components of change in operating loss for the first quarter of 2017 compared with the first quarter of 2016:

Operating Loss
2016	$(2,890)
(Increase) decrease from:
Comparable stores	(302)
New stores	(105)
Selling, general and administrative expenses and other	(18)
Closed stores	36

2017	$(3,279)

KC recognized an increased operating loss in the first quarter of 2017 compared with the first quarter of 2016 primarily as a result of a decline in comparable store operating margins due to a shift in sales mix to lower-margin products.

KC reported a net loss of $2.1 million in the first quarter of 2017 compared with a net loss of $1.9 million in the first quarter of 2016 primarily due to the factors affecting the operating loss.

2016 Compared with 2015

The following table identifies the components of change in revenues for 2016 compared with 2015:

Revenues
2015	$150,988
Increase (decrease) from:
Closed stores	(7,907)
Comparable stores	(3,981)
New stores	5,028
Other	223

2016	$144,351

Revenues decreased 4.4% in 2016 compared with 2015. The decrease was primarily the result of the loss of sales from closing unprofitable stores during 2016 and 2015 and a decline in comparable store sales. The decrease in comparable store sales resulted from fewer customer visits and a reduction in store transactions as a result of reduced consumer traffic, partially offset by an increase in the average sales transaction value for 2016 compared with 2015. These decreases were also offset by sales at newly opened stores.

The following table identifies the components of change in operating profit for 2016 compared with 2015:

Operating profit
2015	$165
Increase (decrease) from:
Closed stores	369
Comparable stores	101
Selling, general and administrative expenses and other	31
Affordable Care Act (“ACA”) penalty	(156)
New stores	(134)

2016	$376

KC’s operating profit increased in 2016 compared with 2015 primarily as a result of closing unprofitable stores.

KC reported a net loss of $0.4 million in both years as the improvement in operating profit in 2016 was offset by higher interest and income tax expenses.

Liquidity and Capital Resources of KC — Before the Spin-Off

Cash Flows

The following tables detail the changes in cash flow for the three months ended March 31:

	2017	2016	Change
Operating activities:
Net loss	$(2,143)	$(1,868)	$(275)
Depreciation and amortization	282	355	(73)
Other	(430)	129	(559)
Working capital changes	(8,394)	(7,898)	(496)

Net cash used for operating activities	(10,685)	(9,282)	(1,403)
Investing activities:
Expenditures for property, plant and equipment	(253)	(558)	305
Other	—	47	(47)

Net cash used for investing activities	(253)	(511)	258

Cash flow before financing activities	$(10,938)	$(9,793)	$(1,145)

The $1.4 million change in net cash used for operating activities was primarily the result of the change in other in the first three months of 2017 compared with the first three months of 2016. The change in other was primarily the result of the change in deferred income taxes.

	2017	2016	Change
Financing activities:
Net additions to revolving credit agreement	$5,400	$4,000	$1,400
Cash dividends paid to NACCO	(3,000)	(10,000)	7,000

Net cash provided by (used for) financing activities	$2,400	$(6,000)	$8,400

The change in net cash provided by (used for) financing activities was primarily the result of a decrease in cash dividends paid to NACCO during the first three months of 2017 compared with the first three months of 2016, as well as an increase in borrowings during the first three months of 2017 compared with the first three months of 2016.

The following tables detail the change in cash flow for the years ended December 31:

	2016	2015	Change
Operating activities:
Net loss	$(355)	$(420)	$65
Depreciation	1,545	1,558	(13)
Other	(219)	771	(990)
Working capital changes	2,862	10,639	(7,777)

Net cash provided by operating activities	3,833	12,548	(8,715)
Investing activities:
Expenditures for property, plant and equipment	(1,188)	(1,806)	618
Other	51	38	13

Net cash used for investing activities	(1,137)	(1,768)	631

Cash flow before financing activities	$2,696	$10,780	$(8,084)

Net cash provided by operating activities decreased $8.7 million during 2016 compared with 2015 primarily due to the change in working capital. The change in working capital was attributable to an increase in inventory during 2016 compared with a large decrease during 2015, partially offset by a large increase in accounts payable during 2016 compared with a decrease during 2015. The increase in inventory during 2016 was primarily attributable to an increase in inventory per store at December 31, 2016 and the increase in accounts payable during 2016 was due to the timing of inventory purchases.

	2016	2015	Change
Financing activities:
Cash dividends paid to NACCO	$(10,000)	$—	$(10,000)

Net cash used for financing activities	$(10,000)	$—	$(10,000)

The $10.0 million change in net cash used for financing activities during 2016 compared with 2015 was the result of cash dividends paid to NACCO.

Liquidity and Capital Resources of KC — After the Spin-Off

After completion of the spin-off, our primary source of liquidity will continue to be cash flow generated from operations.

Financing Activities of KC — Before the Spin-Off

KC has a $25.0 million secured revolving line of credit that expires in September 2019 (the “KC Facility”). The obligations under the KC Facility are secured by substantially all of the assets of KC. The approximate book value of KC’s assets held as collateral under the KC Facility was $39.0 million as of March 31, 2017. At March 31, 2017, the borrowing base under the KC Facility was $17.7 million and borrowings outstanding under the KC Facility were $5.4 million. At March 31, 2017, the excess availability under the KC Facility was $12.3 million.

The maximum availability under the KC Facility is derived from a borrowing base formula using KC’s eligible inventory and eligible credit card accounts receivable, as defined in the KC Facility. Borrowings bear interest at a floating rate plus a margin based on the excess availability under the agreement, as defined in the KC Facility, which can be either a base rate plus a margin of 1.00% or LIBOR plus a margin of 2.00% as of March 31, 2017. The KC Facility also requires a commitment fee of 0.32% per annum on the unused commitment.

The KC Facility allows for the payment of dividends to NACCO, subject to certain restrictions based on availability and meeting a fixed charge coverage ratio as described in the KC Facility. Dividends are limited to (i) $6.0 million in any twelve-month period, so long as KC has excess availability, as defined in the KC Facility, of at least $6.3 million after giving effect to such payment and maintaining a minimum fixed charge coverage ratio of 1.1 to 1.0, as defined in the KC Facility; (ii) $2.0 million in any twelve-month period, so long as KC has excess availability, as defined in the KC Facility, of at least $6.3 million after giving effect to such payment and (iii) in such amounts as determined by KC, so long as KC has excess availability under the KC Facility of $12.5 million after giving effect to such payment. At March 31, 2017, KC was in compliance with all financial covenants in the KC Facility.

KC believes funds available from cash on hand, the KC Facility and operating cash flows will provide sufficient liquidity to meet our operating needs and commitments arising during the next twelve months and until the expiration of the KC Facility.

Financing Activities of KC — After the Spin-Off

Our financing will continue to be provided by our KC Facility.

Contractual Obligations, Contingent Liabilities and Commitments — Before the Spin-off

Following is a table which summarizes the contractual obligations of KC as of December 31, 2016:

	Payments Due by Period
Contractual Obligations	Total	2017	2018	2019	2020	2021	Thereafter
Purchase and other obligations	$33,829	$33,829	$—	$—	$—	$—	$—
Operating leases	66,940	18,753	14,451	10,543	8,096	5,208	9,889

Total contractual cash obligations	$100,769	$52,582	$14,451	$10,543	$8,096	$5,208	$9,889

An event of default, as defined in KC’s operating lease agreements, could cause an acceleration of the payment schedule. No such event of default has occurred or is anticipated to occur.

The purchase and other obligations are primarily for accounts payable, open purchase orders, accrued payroll and incentive compensation.

Contractual Obligations, Contingent Liabilities and Commitments — After the Spin-Off

After completion of the spin-off, we do not expect our contractual obligations to change materially.

Off Balance Sheet Arrangements

KC has not entered into any off balance sheet financing arrangements, other than operating leases, which are disclosed in the contractual obligations table above.

Capital Expenditures

Expenditures for property, plant and equipment were $0.3 million for the first three months of 2017 and are estimated to be an additional $1.3 million for the remainder of 2017. These planned capital expenditures are primarily for improvements to KC’s information technology infrastructure, store remodels and new store fixtures. These expenditures are expected to be funded from internally generated funds and bank borrowings.

Capital Structure

Working capital is significantly affected by the seasonality of KC’s business. The following is a discussion of the changes in KC’s capital structure at March 31, 2017 compared with both March 31, 2016 and December 31, 2016, and December 31, 2016 compared with December 31, 2015.

March 31, 2017 Compared with March 31, 2016

	MARCH 31 2017	MARCH 31 2016	Change
Cash and cash equivalents	$472	$521	$(49)
Other net tangible assets	21,180	23,361	(2,181)

Net assets	21,652	23,882	(2,230)
Total debt	(5,400)	(4,000)	(1,400)

Total equity	$16,252	$19,882	$(3,630)

Debt to total capitalization	25%	17%	8%

The $2.2 million decrease in other net tangible assets at March 31, 2017 compared with March 31, 2016 was mainly due to the changes in net intercompany tax receivable/payable and a decrease in inventory, partially offset by a decrease in accounts payable at March 31, 2017. The decreases in inventory and accounts payable are the result of fewer stores at March 31, 2017 compared with March 31, 2016.

March 31, 2017 Compared with December 31, 2016

	MARCH 31 2017	DECEMBER 31 2016		Change
Cash and cash equivalents	$472	$9,010		$(8,538)
Other net tangible assets	21,180	12,384		8,796

Net assets	21,652	21,394		258
Total debt	(5,400)	—		(5,400)

Total equity	$16,252	$21,394		$(5,142)

Debt to total capitalization	25%	(a	)	(a )

(a)	Debt to total capitalization is not meaningful.

Other net tangible assets increased $8.8 million at March 31, 2017 compared with December 31, 2016 primarily as a result of a decrease in accounts payable partially offset by a decrease in inventory. Both of these decreases are due to the seasonality of the business and fewer stores at March 31, 2017 compared with December 31, 2016.

December 31, 2016 Compared with December 31, 2015

	December 31
	2016		2015		Change
Cash and cash equivalents	$9,010		$16,314		$(7,304)
Other net tangible assets	12,384		15,436		(3,052)

Net assets	21,394		31,750		(10,356)
Total debt	—		—		—

Total equity	$21,394		$31,750		$(10,356)

Debt to total capitalization	(a	)	(a	)	(a )

(a)	Debt to total capitalization is not meaningful as KC has no outstanding debt at December 31, 2016 or December 31, 2015.

Other net tangible assets decreased $3.1 million from December 31, 2015 primarily due to an increase in accounts payable partially offset by an increase in inventory. The increases in accounts payable and inventory are primarily attributable to timing and an increase in average inventory per store at December 31, 2016 compared with December 31, 2015.

OUTLOOK

A shift in consumer shopping patterns has led to declining consumer traffic to physical retail locations and reduced in-store transactions as consumers buy more over the Internet or utilize the Internet for comparison shopping. Financial pressures on middle-market consumers interested in housewares and small appliances continue to persist and have also adversely affected sales trends in these categories over the last few years. These factors are expected to continue to limit KC’s target consumers’ spending on housewares and small appliances, resulting in continued market softness in 2017. Given this market environment, KC expects to continue to aggressively manage its store portfolio and continue its focus on a smaller core group of profitable Kitchen Collection® outlet stores. The company closed 17 stores early in the first quarter of 2017 and plans to open a limited number of stores throughout the remainder of the year in more favorable mall locations. As a result of these actions, KC anticipates revenues to decline modestly in 2017 compared with 2016, with full-year 2017 operating results comparable to 2016, provided customer visits are at expected levels. KC also expects to generate modest cash flow before financing activities in 2017. Capital expenditures are expected to be approximately $1.5 million in 2017, of which $0.3 million was expended in the first quarter of 2017.

KC aims to provide consumers with products they want at affordable prices. KC’s continued focus on increasing the average sale per transaction, the average closure rate and the number of items per transaction through the continued refinement of its format and improved customer interactions to enhance customers’ store experience is expected to generate sales growth over time. Additionally, improved product offerings, a focus on sales of higher-margin products, merchandise mix and displays, new store profitability, closure of underperforming stores and optimizing expense structure are expected to generate improved operating profit over time. As a result, KC believes its smaller core store portfolio is well positioned to take advantage of any future market rebound.

Recently Issued Accounting Standards

Accounting Standards Not Yet Adopted: The Company is an emerging growth company and has elected not to opt out of an extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company can adopt the new or revised standard at the time private companies adopt the new or revised standard.

In May 2014, the FASB codified in ASC 606, “Revenue Recognition — Revenue from Contracts with Customers,” which supersedes most current revenue recognition guidance, including industry-specific guidance, and requires an entity to recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to customers and provide additional disclosures. As amended, the effective date for public entities is annual reporting periods beginning after December 15, 2017 and interim periods therein. The effective date for all other entities (nonpublic entities), is annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.

The Company anticipates using the modified retrospective method with the cumulative effect of initially applying the standard recognized as an adjustment to equity. The Company has developed a project plan with respect to its implementation of this standard, including identification of revenue streams and review of contracts and procedures currently in place, and is evaluating the impact on the Company’s financial position, results of operations and cash flows. The adoption of this guidance will result in increased disclosures to help users of financial statements understand the nature, amount and timing of revenue and cash flows arising from contracts. The Company is in the process of identifying and implementing changes to processes and controls to meet the standard’s updated reporting and disclosure requirements and continues to update its assessment of the impact of the standard.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which requires an entity to recognize assets and liabilities for the rights and obligations created by leased assets. ASU 2016-02 is effective for public entities for interim and annual periods beginning after December 15, 2018. For nonpublic entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating how and to what extent ASU 2016-02 will affect the Company’s financial position, results of operations, cash flows and related disclosures.

Effects of Foreign Currency

We operate internationally and enter into transactions denominated in foreign currencies. As a result, we are subject to the variability that arises from exchange rate movements. The effects of foreign currency on our operating results are discussed above. Our use of foreign currency derivative contracts is discussed in “Quantitative and Qualitative Disclosures about Market Risk” below.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk — Before the Spin-Off

We have entered into certain financing arrangements that require interest payments based on floating interest rates. As such, the our financial results are subject to changes in the market rate of interest. There is an inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements. To reduce the exposure to changes in the market rate of interest, we have entered into interest rate swap agreements for a portion of their floating rate financing arrangements. We do not enter into interest rate swap agreements for trading purposes. Terms of the interest rate swap agreements provide for the subsidiaries to receive a variable interest rate and pay a fixed interest rate. See Note 2 and Note 9 to the Consolidated Financial Statements.

For purposes of risk analysis, we use sensitivity analysis to measure the potential loss in fair value of financial instruments sensitive to changes in interest rates. We assume that a loss in fair value is an increase to our liabilities. The fair value of our interest rate swap agreements was a net receivable of $0.8 million at December 31, 2016. A hypothetical 10% decrease in interest rates would cause an increase of $0.6 million in the fair value of interest rate swap agreements and the resulting fair value would be a receivable of $1.4 million.

Interest Rate Risk — After the Spin-Off

After completion of the spin-off, we do not expect our interest rate risk to change materially.

Foreign Currency Exchange Rate Risk — Before the Spin-Off

HBB operates internationally and enters into transactions denominated in foreign currencies, principally the Canadian dollar, the Mexican peso and, to a lesser extent, the Chinese yuan and Brazilian real. As such, our financial results are subject to the variability that arises from exchange rate movements. The fluctuation in the value of the U.S. dollar against other currencies affects the reported amounts of revenues, expenses, assets and liabilities. The potential impact of currency fluctuation increases as international expansion increases.

HBB uses forward foreign currency exchange contracts to partially reduce risks related to transactions denominated in foreign currencies and not for trading purposes. These contracts generally mature within twelve months and require HBB to buy or sell the functional currency in which the applicable subsidiary operates and buy or sell U.S. dollars at rates agreed to at the inception of the contracts. See Note 2 and Note 9 to the Consolidated Financial Statements.

For purposes of risk analysis, we use sensitivity analyses to measure the potential loss in fair value of financial instruments sensitive to changes in foreign currency exchange rates. We assume that a loss in fair value is either a decrease to our assets or an increase to our liabilities. The fair value of our foreign currency exchange contracts was a net receivable of $0.1 million at December 31, 2016. Assuming a hypothetical 10% weakening of the U.S. dollar compared with the Canadian dollar at December 31, 2016, the fair value of foreign currency-sensitive financial instruments, which represents forward foreign currency exchange contracts, would be decreased by $1.1 million compared with its fair value at December 31, 2016. It is important to note that the change in fair value indicated in this sensitivity analysis would be somewhat offset by changes in the fair value of the underlying receivables and payables.

Foreign Currency Exchange Rate Risk — Before the Spin-Off

After completion of the spin-off, we do not expect our foreign currency exchange rate risk to change materially.

Related Party Transactions

Hyster-Yale Materials Handling, Inc. (“Hyster-Yale”) is a former subsidiary of NACCO Industries, Inc. that was spun-off to stockholders in 2012. In the ordinary course of business, HBB and KC lease or buy Hyster-Yale lift trucks.

NACCO charges management fees to its operating subsidiaries for services provided by corporate headquarters. NACCO charged management fees to the Company of $4.1 million and $3.9 million in 2016 and 2015, respectively, and $1.0 million in both the first three months of 2017 and 2016. NACCO management fees were based upon estimated parent company resources devoted to providing centralized services and stewardship activities and were allocated among all NACCO subsidiaries based upon the relative size and complexity of each subsidiary. The Company believes the assumptions and allocation methods underlying the consolidated financial statements are based on a reasonable reflection of the use of services provided to or the benefit received by Hamilton Beach Holding during the periods presented relative to the total costs incurred by NACCO. However, the amounts recorded for these allocations are not necessarily representative of the amount that would have been reflected in the consolidated financial statements had the Company been an entity that operated independently of NACCO. Consequently, future results of operations following the proposed spin-off of Hamilton Beach Holding to NACCO stockholders will include costs and expenses that may be materially different than the historical results of operations, financial position and cash flows presented herein.

Post spin-off agreements between NACCO and Hamilton Beach Holding are discussed under the headings “The Separation Agreement” and “Ancillary Agreements” in the prospectus.

BUSINESSES OF HAMILTON BEACH HOLDING

After the spin-off, we will continue our current businesses and retain our current brand names.

Historical Overview of Hamilton Beach Holding

Hamilton Beach Holding is a Delaware corporation, incorporated in 1988 and a wholly owned subsidiary of NACCO. Hamilton Beach Holding is a holding company for two separate businesses: consumer, commercial and specialty small appliances (HBB) and specialty retail (KC). HBB is a leading designer, marketer, and distributor of branded small electric household and specialty housewares appliances as well as commercial products for restaurants, bars and hotels. HBB markets such products under numerous name brands including the Hamilton Beach®, Proctor Silex® and Weston® brands, among others. KC is a national specialty retailer of kitchenware in outlet and traditional malls throughout the United States.

For financial information about our geographical areas, see note 14, Business Segments, to our audited consolidated financial statements included elsewhere in this prospectus.

Hamilton Beach Brands, Inc.

HBB Strengths

We believe that the following competitive strengths differentiate us from our competitors:

•	Leading Market Shares with Strong Heritage Brands:

•	HBB is a leader in consumer, commercial and specialty small electric appliances with strong share positions in many of the categories in which it competes. HBB has a leading consumer market share position in North America. The Hamilton Beach® brand was ranked the #1 small kitchen appliance brand in the U.S. based on units sold in 2015 and 2016. HBB maintains strong share in Canada, Mexico and Central America.

•	HBB has a broad portfolio of some of the most recognized and respected brands in the consumer, commercial and specialty small appliances industry, including Hamilton Beach®, Proctor Silex®, Hamilton Beach® Commercial and Weston®. HBB also sells products under licensed brands such as Wolf Gourmet® and CHI®.

•	HBB has been one of the leading brands in America’s kitchens for over 100 years.

•	Newer brands, including Weston® and Hamilton Beach® Professional, are focused on fast-growing food trends such as farm-to-table, field-to-table and countertop kitchen appliances with professional-grade components designed to deliver exceptional performance and durability for the serious home cook.

•	Hamilton Beach Commercial® and Proctor Silex Commercial® have a reputation for durability and quality performance in the demanding commercial products industry and are expanding globally.

•	Strong Relationships with Leading Retailers and Channel Partners: HBB’s products are primarily distributed through mass merchants, national department stores, wholesale distributors and other retail sales outlets, including e-commerce merchants. HBB’s highly professional and experienced management team has developed strong relationships with leading retailers and customers across diverse channels.

•	Sophisticated Systems and Web Capabilities: HBB has developed a strong position in growing e-commerce channels, leveraging its strong brands, as well as sophisticated web tools and capabilities, to capitalize on further growth and development of this sales channel in the future.

•	Market and Product Development Excellence: HBB has a successful track record of product line expansion and new product innovation through our Good Thinking® philosophy that includes leveraging marketing, engineering and sales expertise worldwide to develop innovative solutions to meet consumer and customer needs.

•	Focus on Product and Quality Performance Standards: HBB emphasizes professional engineering and quality control expertise to ensure operational excellence while delivering high quality products.

•	Focus on Providing Best-in-Class Sourcing and Logistics: HBB believes its optimized supply chain provides a sustainable competitive advantage.

•	Working Capital Management and Returns on Invested Capital: HBB maintains industry-leading working capital management and premium returns on invested capital.

•	Experienced Management Team: Our management team has extensive experience in the consumer, commercial and specialty small electric appliances industry, having managed HBB through multiple business cycles and economic environments while generating strong growth and returns on invested capital.

•	Established Growth Strategy: We have a number of initiatives which, if successful, are expected to enhance market share and profitability in the long term. We have initiatives focused on:

•	Enhancing placements in the North American consumer business.

•	Achieving a leadership position in e-commerce by providing best-in-class retailer support and increased consumer engagement.

•	Enhanced placements in the “only-the-best” high-end market with strong brands and broad product lines.

•	Continuing international expansion in emerging Asian and Latin American markets.

•	Achieving further penetration of the global commercial market through an enhanced global product line.

•	Leveraging brands, sourcing, distribution and e-commerce expertise to achieve category and channel expansion.

Sales and Marketing

HBB designs, markets and distributes a wide range of branded, small electric household and specialty housewares small appliances, including, but not limited to, blenders, can openers, coffeemakers, food processors, indoor electric grills, irons, mixers, slow cookers, toasters and toaster ovens. In addition, HBB designs, markets and distributes commercial products for restaurants, bars and hotels. HBB generally markets its “better” and “best” products under the Hamilton Beach® brand and uses the Proctor Silex® brand for the “good” and opening price point products. HBB participates in the “only-the-best” market with a licensing agreement to sell a line of counter top appliances and kitchen tools under the Wolf Gourmet® brand, as well as the introduction in 2016 of the Hamilton Beach® Professional brand. HBB markets a range of game and garden food processing equipment including, but not limited to, meat grinders, bag sealers, dehydrators and meat slicers under the Weston® brand, as well as several private-label brands. HBB supplies additional private-label products on a limited basis throughout North America. HBB continues to pursue other opportunities to create or add product lines and new brands that can be distributed in high-end or specialty stores and on the internet, including the addition of a new CHI®-branded, garment-care line under a multi-year licensing deal that began initial shipments in 2017.

HBB markets its consumer products primarily in North America, but also sells products in South America, Asia and other selected markets. HBB commercial products are sold worldwide. Consumer sales in North America are generated predominantly by a network of inside sales employees to mass merchandisers, e-commerce retailers, national department stores, variety store chains, drug store chains, specialty home retailers, distributors and other retail outlets. Wal-Mart accounted for approximately 32% of HBB’s revenues in both 2016 and 2015. Amazon accounted for approximately 10% of HBB’s revenues in 2016. HBB’s five largest customers accounted for approximately 54% and 52% of HBB’s revenues for the years ended December 31, 2016 and 2015, respectively. The loss of or significant reduction in sales to any key customer could result in significant decreases in HBB’s revenues and profitability and its ability to sustain or grow its business.

Sales promotion activities are primarily focused on cooperative advertising. In addition, HBB promotes certain of its innovative products through the use of television, internet and print advertising. HBB also licenses certain of its trademarks to various licensees primarily for use with microwave ovens, compact refrigerators, water dispensers, fans, cookware, kitchen tools and gadgets.

Because of the seasonal nature of the markets for small electric household appliances, HBB’s management believes backlog is not a meaningful indicator of performance and is not a significant indicator of annual sales. Backlog represents customer orders, which may be cancelled at any time prior to shipment. Backlog for HBB was approximately $14.1 million and $16.0 million at December 31, 2016 and 2015, respectively.

HBB’s warranty program to the consumer consists generally of a limited warranty lasting for varying periods of up to ten years for electric appliances, with the majority of products having a warranty of one year. Under its warranty program, HBB may repair or replace, at its option, those products returned under warranty.

The market for small electric household and specialty housewares appliances is highly seasonal in nature. Revenues and operating profit for HBB are traditionally greater in the second half of the year as sales of small electric appliances to retailers and consumers increase significantly with the fall holiday-selling season. Because of the seasonality of purchases of its products, HBB generally uses a substantial amount of cash or short-term debt to finance inventories and accounts receivable in anticipation of the fall holiday-selling season.

Patents, Trademarks, Copyrights and Licenses

HBB holds patents and trademarks registered in the U.S. and foreign countries for various products. HBB believes its business is not dependent upon any individual patent, copyright or license, but that the Hamilton Beach®, Proctor Silex® and Weston® trademarks are material to its business.

Product Design and Development

HBB spent $9.7 million and $9.6 million in 2016 and 2015, respectively, on product design and development activities.

Key Suppliers and Raw Material

HBB’s products are supplied to its specifications by third-party suppliers located primarily in China. HBB does not maintain long-term purchase contracts with suppliers and operates mainly on a purchase order basis. HBB generally negotiates purchase orders with its foreign suppliers in U.S. dollars. A weakening of the U.S. dollar against local currencies could result in certain non-U.S. manufacturers increasing the U.S. dollar prices for future product purchases.

During 2016, HBB purchased 98% of its finished products from suppliers in China. HBB purchases its inventory from approximately 45 suppliers, two of which represented more than 10% of purchases during the year ended December 31, 2016. HBB believes the loss of any one supplier would not have a long-term material adverse effect on its business because there are adequate supplier choices available that can meet HBB’s production and quality requirements. However, the loss of a supplier could, in the short term, adversely affect HBB’s business until alternative supply arrangements are secured.

The principal raw materials used by HBB’s third-party suppliers to manufacture its products are plastic, glass, steel, copper, aluminum and packaging materials. HBB believes adequate quantities of raw materials are available from various suppliers.

Competition

The small electric household appliance industry does not have substantial entry barriers. As a result, HBB competes with many small manufacturers and distributors of housewares products. Based on publicly available information about the industry, HBB believes it is one of the largest full-line distributors and marketers of small electric household and specialty housewares appliances in North America based on key product categories.

HBB also competes to a lesser degree in Europe through its commercial product lines, and in South America and China. The competition in these geographic markets is more fragmented than in North America, and HBB is not yet a significant participant in these markets.

As brick and mortar retailers generally purchase a limited selection of branded, small electric appliances, HBB competes with other suppliers for retail shelf space. In the e-commerce channel, HBB must compete with a broad list of competitors. HBB conducts consumer advertising for the Hamilton Beach® brand and the Weston® brand. HBB believes the principal areas of competition with respect to its products are product design and innovation, quality, price, product features, supply chain excellence, merchandising, promotion and warranty.

Government Regulation

HBB is subject to numerous federal and state health, safety and environmental regulations. HBB’s management believes the impact of expenditures to comply with such laws will not have a material adverse effect on HBB.

As a marketer and distributor of consumer products, HBB is subject to the Consumer Products Safety Act and the Federal Hazardous Substances Act, which empower the CPSC to seek to exclude products that are found to be unsafe or hazardous from the market. Under certain circumstances, the CPSC could require HBB to repair, replace or refund the purchase price of one or more of HBB’s products, or HBB may voluntarily do so.

Throughout the world, electrical appliances are subject to various mandatory and voluntary standards, including requirements in some jurisdictions that products be listed by Underwriters’ Laboratories, Inc. (“UL”) or other similar recognized laboratories. HBB also uses Intertek Testing Services for certification and testing of compliance with UL standards, as well as other nation- and industry-specific standards. HBB endeavors to have its products designed to meet the certification requirements of, and to be certified in, each of the jurisdictions in which they are sold.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 Section 1502 (the “Dodd-Frank Act”) requires public companies to disclose whether certain minerals, commonly known as “conflict minerals,” are necessary to the functionality or production of a product manufactured by those companies and if those minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country. Our compliance with these disclosure requirements could adversely affect the sourcing, availability, and pricing of minerals used in the manufacture of certain components used in HBB’s products. In addition, the supply-chain due diligence investigation required by the conflict minerals rules requires expenditures of resources and management attention, regardless of the results of the investigation.

Employees

As of March 31, 2017, HBB’s work force consisted of approximately 600 employees, none of whom are represented by unions except 16 hourly employees at HBB’s Picton, Ontario distribution facility. These employees are represented by an employee association which performs a consultative role on employment matters. None of HBB’s U.S. employees are unionized. HBB believes its current labor relations with both union and non-union employees are satisfactory.

Properties

The following table presents the principal distribution and office facilities owned or leased by HBB:

Facility Location	Owned/ Leased	Function(s)
Glen Allen, Virginia	Leased	Corporate headquarters
Geel, Belgium	(1)	Distribution center
Shenzhen, People’s Republic of China	(1)	Distribution center
Mexico City, Mexico	Leased	Mexico sales and administrative headquarters
Olive Branch, Mississippi	Leased	Distribution center
Picton, Ontario, Canada	Leased	Distribution center
Southern Pines, North Carolina	Owned	Service center for customer returns; catalog distribution center; parts distribution center
Shenzhen, People’s Republic of China	Leased	Administrative office
Markham, Ontario, Canada	Leased	Canada sales and administration headquarters
City of Sao Paulo, Sao Paulo, Brazil	Leased	Brazil sales and administrative headquarters
Jundiai, Sao Paulo, Brazil	(1)	Distribution center
Shanghai, People’s Republic of China	Leased	Sales office
Shanghai, People’s Republic of China	(1)	Distribution center
Tultitlan, Mexico	(1)	Distribution center

(1)	This facility is not owned or leased by HBB. This facility is managed by a third-party distribution provider. Sales offices are also leased in several cities in the United States, Canada, China and Mexico.

The Kitchen Collection, LLC

KC Strengths

We believe that the following competitive strengths differentiate us from our competitors:

•	Strong Core Kitchen Collection® Store Portfolio in Outlet Malls: KC is a leading specialty retailer of kitchen and related products in outlet malls throughout the U.S.

•	Experienced Management Team: Our management team has extensive experience in the consumer and specialty small appliances industry with many having managed at KC through multiple business cycles and economic environments. We are focused on ongoing merchandising improvement through use of highly analytical merchandising skills and disciplined operating controls.

•	Focused on Improvement of Comparable Store Sales Growth through the Following Initiatives:

•	Enhancing sales volume and profitability through refinement of store formats and specific product offerings to improve customer transaction closure rates.

•	Enhancing customers’ store experience through improved customer interaction.

•	Increasing sales of higher-margin products.

•	Continuing to focus on gross margin, profit and cash flow improvement areas.

•	Optimization of Store Portfolio: We are focused on maintaining or opening stores in high-traffic locations in strong outlet malls and exiting stores that do not generate acceptable returns. Our management team continues to meet the challenge of a difficult retail environment and evolve aggressively in a constructive manner, focusing on the outlet mall segment.

Sales and Marketing

KC operated 208 retail stores as of March 31, 2017 under the Kitchen Collection® store name in outlet and traditional malls throughout the United States. The stores sell kitchenware from a number of highly recognizable name brands, including Hamilton Beach® and Proctor Silex®.

Seasonality

Revenues and operating profit for KC are traditionally greater in the second half of the year as sales to consumers increase significantly with the fall holiday-selling season. Because of the seasonality of purchases of its products, KC incurs substantial short-term debt to finance inventories in anticipation of the fall holiday-selling season.

Product Design and Development

KC, a retailer, has limited expenditures for product design and development activities.

Product Sourcing and Distribution

KC purchases all inventory centrally, which allows it to take advantage of volume purchase discounts and monitor controls over inventory and product mix. KC purchases its inventory from approximately 218 suppliers, one of which represented approximately 23% of purchases during the year ended December 31, 2016. No other supplier represents more than 10% of purchases. KC believes that the loss of any one supplier would not have a long-term material adverse effect on its business because there are adequate supplier choices available that can meet KC’s requirements. However, the loss of a supplier could, in the short term, adversely affect KC’s business until alternative supply arrangements are secured.

KC currently maintains its inventory for distribution to its stores at a distribution center located near its corporate headquarters in Chillicothe, Ohio.

Competition

KC competes against a diverse group of retailers, including specialty stores, department stores, discount stores, e-commerce competitors and catalog retailers. The retail environment continues to be extremely competitive. Widespread Chinese sourcing of products allows many retailers to offer value-priced kitchen products. While a number of very low-end and very high-end kitchenware retailers participate in the marketplace, KC believes there is still an opportunity for stores offering mid-priced, high-quality kitchenware.

Patents, Trademarks, Copyrights and Licenses

KC holds a trademark registered in the U.S. for the Kitchen Collection® store name and believes that the trademark is material to its business.

Employees

As of March 31, 2017, KC’s work force consisted of approximately 800 employees. None of KC’s employees are unionized. KC believes its current labor relations with employees are satisfactory.

Properties

KC leases its corporate headquarters building and the KC warehouse/distribution facility in Chillicothe, Ohio. KC leases its retail stores. A typical Kitchen Collection® store is approximately 3,000 square feet. At March 31, 2017, there were 208 Kitchen Collection® stores.

LEGAL PROCEEDINGS

Neither Hamilton Beach Holding nor any of its subsidiaries is a party to any material legal proceeding other than ordinary routine litigation incidental to its respective business.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this prospectus, all of our outstanding shares of common stock were owned by NACCO. The tables below set forth the projected beneficial ownership of our common stock immediately after the completion of the spin-off and are derived from information relating to the beneficial ownership of NACCO common stock as of June 1, 2017. The table sets forth the projected beneficial ownership of our common stock by the following individuals or entities:

•	each person who is expected to beneficially own more than 5% of the outstanding shares of our Class A Common immediately after completion of the spin-off;

•	each person who is expected to beneficially own more than 5% of the outstanding shares of our Class B Common immediately after completion of the spin-off;

•	the individuals who are expected to be our principal executive officer and the two other most highly compensated executive officers;

•	the individuals who are expected to be our directors; and

•	the individuals who are expected to be our directors and all of our executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, which is referred to as the SEC. As of June 1, 2017, 5,263,374 shares of NACCO Class A Common were issued and outstanding and 1,570,448 shares of NACCO Class B Common were issued and outstanding. The information in the table below assumes completion of the spin-off, as a result of which NACCO stockholders will be entitled to receive one share of our Class A Common and one share of our Class B Common for each share of NACCO Class A Common and one share of our Class A Common and one share of our Class B Common for each share of NACCO Class B Common they hold as of the close of business on the record date for the spin-off. The percentages of beneficial ownership set forth below give effect to the distribution of an estimated 6.8 million shares of our Class A Common and an estimated 6.8 million shares of our Class B Common in the spin-off.

Holders of shares of our Class A Common and our Class B Common will be entitled to different voting rights with respect to each class of stock. Each share of our Class A Common will be entitled to one vote per share on all matters submitted to our stockholders. Each share of our Class B Common will be entitled to ten votes per share on all matters submitted to our stockholders. Holders of our Class A Common and holders of our Class B Common generally will vote together as a single class on most matters submitted to a vote of our stockholders. Shares of our Class B Common are convertible into shares of our Class A Common on a one-for-one basis, without cost, at any time at the option of the holder of our Class B Common.

AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP

Class A Common Stock

Name	Title of Class	Sole Voting and Investment Power		Shared Voting or Investment Power		Aggregate Amount		Percent of Class
Beatrice B. Taplin (1) 5875 Landerbrook Drive Suite 300 Cleveland, OH 44124-4069	Class A	497,540	(1)	56,120	(1)	553,660	(1)	8.10%
Rankin Associates I, L.P., et al. (2) 5875 Landerbrook Drive Suite 300 Cleveland, OH 44124-4069	Class A	—	(2)	—	(2)	472,371	(2)	6.91%
Dimensional Fund Advisors LP (3) 6300 Bee Cave Road Austin, Texas 78746	Class A	444,789	(3)	—	(3)	444,789	(3)	6.51%
Rankin Associates IV, L.P., et al. (4) 5875 Landerbrook Drive Suite 300 Cleveland, OH 44124-4069	Class A	—	(4)	—	(4)	400,000	(4)	5.85%
Zuckerman Investment Group, LLC (5) 155 N. Upper Wacker Dr. #400 Chicago, IL 60606	Class A	349,711	(5)	—	(5)	349,711	(5)	5.12%
John P. Jumper	Class A	6,665		—		6,665		* *
Dennis W. LaBarre	Class A	17,366		—		17,366		* *
Michael S. Miller	Class A	734		—		734		* *
Richard de J. Osborne	Class A	13,262		—		13,262		* *
Alfred M. Rankin, Jr. (6)	Class A	359,013	(6)	1,290,801	(6)	1,649,814	(6)	24.14%
James A. Ratner	Class A	11,550		—		11,550		* *
Britton T. Taplin (7)	Class A	41,080	(7)	61,875	(7)	102,955	(7)	1.51%
David F. Taplin	Class A	34,562		100		34,662		* *
David B.H. Williams (8)	Class A	8,599	(8)	1,294,435	(8)	1,303,034	(8)	19.07%
R. Scott Tidey	Class A	—		—		—		—
Gregory H. Trepp	Class A	—		—		—		—
Clara Taplin Rankin, et. al (9) c/o PNC Bank, N.A. 3550 Lander Road Pepper Pike, OH 44124	Class A	—	(9)	—	(9)	3,364,533	(9)	49.23%
All executive officers and directors as a group (16 persons)	Class A	492,832	(10)	1,436,546	(10)	1,929,378	(10)	28.23%

**	Less than 1.0%.
(1)	Based on 216,350 shares of NACCO Class A Common and 337,310 shares of NACCO Class B Common beneficially owned as of June 1, 2017. Beatrice B. Taplin may be deemed to share with the other members of Abigail LLC voting and investment power over the 56,120 shares of NACCO Class A Common held by Abigail LLC. Ms. Taplin disclaims beneficial ownership of 46,016 shares of NACCO Class A Common held by Abigail LLC. A Schedule 13D/A filed with the SEC with respect to NACCO Class B Common on February 14, 2017 (the “Stockholders’ 13D”) reported that the NACCO Class B Common beneficially owned by Ms. Taplin is subject to the stockholders’ agreement.
(2)	Based on 472,371 shares of NACCO Class B Common beneficially owned as of December 31, 2016. A Schedule 13D, which was filed with the SEC with respect to NACCO Class B Common and most recently amended on February 14, 2017, reported that Rankin Associates I, L.P., which is referred to as Rankin I, and the trusts holding limited partnership interests in Rankin I may be deemed to be a “group” as defined under the Exchange Act and, therefore, may be deemed as a group to beneficially own 472,371 shares of NACCO Class B Common held by Rankin I. Although Rankin I holds the 472,371 shares of NACCO Class B Common, it does not have any power to vote or dispose of such shares of NACCO Class B Common. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I, share the power to vote such shares of NACCO Class B Common. Voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general partnership interests and, as trustees and primary beneficiaries, each of the trusts of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin, Roger F. Rankin, Bruce T. Rankin, Corbin K. Rankin, Cloe O. Rankin, Alison A. Rankin, Clara R. Williams and Helen R. Butler holding limited partnership interests in Rankin I share with each other the power to dispose of such shares. Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin I, Rankin I may not dispose of NACCO Class B Common or convert NACCO Class B Common into NACCO Class A Common without the consent of the general partners owning more than 75% of the general partnership interests of Rankin I and the consent of the holders of more than 75% of all of the partnership interest of Rankin I. The Stockholders’ 13D reported that the NACCO Class B Common beneficially owned by Rankin I and each of the trusts holding limited partnership interests in Rankin I is also subject to the stockholders’ agreement.
(3)	Based on a Schedule 13F filed with the SEC with respect to NACCO Class A Common on May 12, 2017, which reported that Dimensional Fund Advisors LP beneficially owned 444,789 shares of NACCO Class A Common as of March 31, 2017.
(4)	Based on 92,072 shares of NACCO Class A Common and 307,928 shares of NACCO Class B Common beneficially owned as of December 31, 2016. Although Rankin Associates IV, L.P. (“Rankin IV”) holds the 92,072 shares of NACCO Class A Common and 307,928 shares of NACCO Class B Common, it does not have any power to vote or dispose of such shares of NACCO Class A Common and NACCO Class B Common. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin IV share with each other the power to vote such shares of NACCO Class A Common and NACCO Class B Common. Voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general partnership interests and, as trustees and primary beneficiaries, each of the trusts of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin, Roger F. Rankin, Bruce T. Rankin, Corbin K. Rankin, Cloe O. Rankin, Alison A. Rankin, Clara R. Williams and Helen R. Butler holding limited partnership interests in Rankin IV share with each other the power to dispose of such shares. Under the terms of the Amended and Restated Limited Partnership Agreement of Rankin IV, Rankin IV may not dispose of NACCO Class A Common and NACCO Class B Common or convert NACCO Class B Common into NACCO Class A Common without the consent of the general partner owning more than 75% of the general partnership interests of Rankin IV. The Stockholders’ 13D reported that the NACCO Class B Common beneficially owned by Rankin IV and each of the trusts holding limited partnership interests in Rankin IV is also subject to the stockholders’ agreement.
(5)	Based on a Schedule 13F filed with the SEC with respect to NACCO Class A Common on May 12, 2017, which reported that Zuckerman Investment Group, LLC beneficially owned 349,711 shares of NACCO Class A Common as of March 31, 2017.
(6)

Based on 824,853 shares of NACCO Class A Common and 824,961 shares of NACCO Class B Common beneficially owned as of June 1, 2017. Alfred M. Rankin, Jr. may be deemed to be a member of Rankin Associates II, L.P. (“Associates”), which is made up of the individuals and entities holding limited partnership interests in Associates and Rankin Management, Inc. (“RMI”), the general partner of Associates. Associates may be deemed to be a “group” as defined under the Exchange Act and, therefore, may be deemed as a group to own 338,295 shares of NACCO Class A Common held by Associates. Although Associates holds the 338,295 shares of NACCO Class A Common, it does not have any power to vote or dispose of such shares of NACCO Class A Common. RMI has the sole power to vote such shares and shares the power to dispose of such shares with the other individuals and entities holding limited partnership interests in Associates. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Under the terms of the Limited Partnership Agreement of Associates, Associates may not dispose of NACCO Class A Common without the consent of RMI and the approval of the holders of more than 75% of all the partnership interests of Associates. As a result of holding through his trust, of which he is trustee, partnership interests in Associates, Mr. Rankin may be deemed to beneficially own, and share the power to dispose of, 338,295 shares of NACCO Class A Common held by Associates. Mr. Rankin may be deemed to be a member of the group described in note (2) above as a result of holding through his trust, of which he is trustee, partnership interests in Rankin I and, therefore, may be deemed to beneficially own, and share the power to vote and dispose of, 472,371 shares of NACCO Class B Common held by Rankin I. The Stockholders’ 13D reported that the NACCO Class B Common beneficially owned by Rankin I and each of the trusts holding limited partnership interests in Rankin I is also subject to the stockholders’ agreement. In addition, Mr. Rankin may be deemed to be a member of the group described in note (4) above as a result of holding through his trust, of which he is trustee, partnership interests in Rankin IV. As a result, the group consisting of Mr. Rankin, the other general and limited partners of Rankin IV and Rankin IV may be deemed to beneficially own, and share the power to vote and dispose of 92,072 shares of NACCO Class A Common and 307,928 shares of NACCO Class B Common. Included in the table above for Mr. Rankin are shares held by (a) members of Mr. Rankin’s family, (b) charitable trusts, (c) trusts for the benefit of Mr. Rankin’s family, and (d) Rankin I, Associates and Rankin IV. Mr. Rankin disclaims beneficial ownership of any such shares to the extent in excess of his pecuniary interest.
(7)	Based on 102,955 shares of NACCO Class A Common beneficially owned as of June 1, 2017. Britton T. Taplin may be deemed to share with his spouse voting and investment power over 5,755 shares of NACCO Class A Common held by Mr. Taplin’s spouse; however, Mr. Taplin disclaims beneficial ownership of such shares. Mr. Taplin may be deemed to share with the other members of Abigail LLC voting and investment power over the 56,120 shares of NACCO Class A Common held by Abigail LLC. Mr. Taplin disclaims beneficial ownership of 44,616 shares of NACCO Class A Common held by Abigail LLC. Mr. Taplin has pledged 41,080 shares of NACCO Class A Common.
(8)	Based on 513,540 shares of NACCO Class A Common and 789,494 shares of NACCO Class B Common beneficially owned as of June 1, 2017. David B.H. Williams may be deemed to be a member of Associates and, accordingly, may be deemed to beneficially own and share the power to dispose of, 338,295 shares of NACCO Class A Common held by Associates. In addition, Mr. Williams may be deemed to share with his spouse voting and investment power over 77,289 shares of NACCO Class A Common beneficially owned by his spouse and 6,480 held in trust for the benefit of his children; he disclaims all interest in such shares. Mr. Williams’ spouse is a member of Rankin IV and Rankin I, therefore he is deemed to share beneficial ownership of 92,072 shares of NACCO Class A Common and 307,928 shares of NACCO Class B Common held by Rankin IV and 472,371 shares of NACCO Class B Common held by Rankin I; he disclaims all interest in such shares.
(9)	The stockholders’ agreement described in note 1 of the section “Amount and Nature of Beneficial Ownership — Class B Common” below provides for a right of first refusal only with respect to the shares of NACCO Class B Common disclosed in the table for such NACCO Class B Common below. The NACCO Class A Common described above is not subject to the terms and conditions of the stockholders’ agreement, including the right of first refusal.
(10)	Based on shares of NACCO Class A Common and shares of NACCO Class B Common beneficially owned by all individuals expected to be our executive officers and directors as a group as of June 1, 2017.

Class B Common Stock

Name	Title of Class	Sole Voting and Investment Power		Shared Voting or Investment Power		Aggregate Amount		Percent of Class
Clara Taplin Rankin, et al. (1) c/o PNC Bank, N.A. 3550 Lander Road Pepper Pike, OH 44124	Class B	—	(1)	—	(1)	3,364,533	(1)	49.23%
Beatrice B. Taplin (2) 5875 Landerbrook Drive Suite 300 Cleveland, OH 44124-4069	Class B	497,540	(2)	56,120	(2)	553,660	(2)	8.10%
Rankin Associates I, L.P., et al. (3) 5875 Landerbrook Drive Suite 300 Cleveland, OH 44124-4069	Class B	—	(3)	—	(3)	472,371	(3)	6.91%
Dimensional Fund Advisors LP (4) 6300 Bee Cave Road Austin, Texas 78746	Class B	444,789	(4)	—	(4)	444,789	(4)	6.51%
Rankin Associates IV, L.P., et al. (5) 5875 Landerbrook Drive Suite 300 Cleveland, OH 44124-4069	Class B	—	(5)	—	(5)	400,000	(5)	5.85%
Zuckerman Investment Group, LLC (6) 155 N. Upper Wacker Dr., #400 Chicago, IL 60606	Class B	349,711	(6)	__	(6)	349,711	(6)	5.12%
John P. Jumper	Class B	6,665		—		6,665		* *
Dennis W. LaBarre	Class B	17,366		—		17,366		* *
Michael S. Miller	Class B	734		—		734		* *
Richard de J. Osborne	Class B	13,262		—		13,262		* *
Alfred M. Rankin, Jr. (7)	Class B	359,013	(7)	1,290,801	(7)	1,649,814	(7)	24.14%
James A. Ratner	Class B	11,550		—		11,550		* *
Britton T. Taplin (8)	Class B	41,080	(8)	61,875	(8)	102,955	(8)	1.51%
David F. Taplin	Class B	34,562		100		34,662		* *
David B.H. Williams (9)	Class B	8,599	(9)	1,294,435	(9)	1,303,034	(9)	19.07%
R. Scott Tidey	Class B	—		—		—		—
Gregory H. Trepp	Class B	—		—		—		—
All executive officers and directors as a group (16 persons)	Class B	492,832	(10)	1,436,546	(10)	1,929,378	(10)	28.23%

**	Less than 1.0%.
(1)	Based on 1,821,776 shares of NACCO Class A Common and 1,542,757 shares of NACCO Class B Common beneficially owned as of June 1, 2017. The Stockholders’ 13D reported that, except for NACCO and PNC Bank, N.A., as depository, the signatories to the stockholders’ agreement, together in certain cases with trusts and custodianships, which are referred to collectively as the Signatories, may be deemed to be a “group” as defined under the Exchange Act, and, therefore, may be deemed as a group to beneficially own all of the NACCO Class B Common subject to the stockholders’ agreement, which is an aggregate of 1,542,757 shares. The stockholders’ agreement requires that each Signatory, prior to any conversion of such Signatory’s shares of NACCO Class B Common into NACCO Class A Common or prior to any sale or transfer of NACCO Class B Common to any permitted transferee (under the terms of the NACCO Class B Common) who has not become a Signatory, offer such shares to all of the other Signatories on a pro-rata basis. A Signatory may sell or transfer all shares not purchased under the right of first refusal as long as they first are converted into NACCO Class A Common prior to their sale or transfer. The shares of NACCO

Class B Common subject to the stockholders’ agreement constituted 98.24% of the NACCO Class B Common outstanding on June 1, 2017 or 73.58% of the combined voting power of all NACCO Class A Common and NACCO Class B Common outstanding on such date. Certain Signatories own NACCO Class A Common, which is not subject to the stockholders’ agreement. Under the stockholders’ agreement, NACCO may, but is not obligated to, buy any of the shares of NACCO Class B Common not purchased by the Signatories following the trigger of the right of first refusal. The stockholders’ agreement does not restrict in any respect how a Signatory may vote such Signatory’s shares of NACCO Class B Common.
(2)	Based on 216,350 shares of NACCO Class A Common and 337,310 shares of NACCO Class B Common beneficially owned as of June 1, 2017. Beatrice B. Taplin has the sole power to vote and dispose of 337,310 shares of NACCO Class B Common held in trusts. The Stockholders’ 13D reported that the Class B Common beneficially owned by Beatrice B. Taplin is subject to the stockholders’ agreement.
(3)	Based on 472,371 shares of NACCO Class B Common owned as of June 1, 2017. A Schedule 13D/A filed with the SEC with respect to NACCO Class B Common on February 14, 2017 reported that Rankin I and the trusts holding limited partnership interests in Rankin I may be deemed to be a “group” as defined under the Exchange Act and therefore may be deemed as a group to beneficially own 472,371 shares of NACCO Class B Common held by Rankin I. Although Rankin I holds the 472,371 shares of NACCO Class B Common, it does not have any power to vote or dispose of such shares of NACCO Class B Common. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I, share the power to vote such shares of NACCO Class B Common. Voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general partnership interests and, as trustees and primary beneficiaries, each of the trusts of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin, Roger F. Rankin, Bruce T. Rankin, Corbin K. Rankin, Cloe O. Rankin, Alison A. Rankin, Clara R. Williams and Helen R. Butler holding limited partnership shares in Rankin I share with each other the power to dispose of such shares. Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin I, Rankin I may not dispose of NACCO Class B Common or convert NACCO Class B Common into NACCO Class A Common without the consent of the general partners owning more than 75% of the general partnership interests of Rankin I and the consent of the holders of more than 75% of all of the partnership interests of Rankin I. The Stockholders’ 13D reported that the NACCO Class B Common beneficially owned by Rankin I and each of the trusts holding limited partnership interests in Rankin I is also subject to the stockholders’ agreement.
(4)	Based on a Schedule 13F filed with the SEC with respect to NACCO Class A Common on May 12, 2017, which reported that Dimensional Fund Advisors LP beneficially owned 444,789 shares of NACCO Class A Common as of March 31, 2017.
(5)	Based on 92,072 shares of NACCO Class A Common and 307,928 shares of NACCO Class B Common beneficially owned as of June 1, 2017. Although Rankin IV holds the 92,072 shares of NACCO Class A Common and 307,928 shares of NACCO Class B Common, it does not have any power to vote or dispose of such shares of NACCO Class A Common and NACCO Class B Common. Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin IV share with each other the power to vote such shares of NACCO Class A Common and NACCO Class B Common. Voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV shares with each other the power to dispose of such shares. Under the terms of the Amended and Restated Limited Partnership Agreement of Rankin IV, Rankin IV may not dispose of NACCO Class A Common and NACCO Class B Common or convert NACCO Class B Common into NACCO Class A Common without the consent of the general partner owning more than 75% of the general partnership interests of Rankin IV. The Stockholders’ 13D reported that the NACCO Class B Common beneficially owned by Rankin IV and each of the trusts holding limited partnership interests in Rankin IV is also subject to the stockholders’ agreement.
(6)	Based on a Schedule 13F filed with the SEC with respect to NACCO Class A Common on May 12, 2017, which reported that Zuckerman Investment Group, LLC beneficially owned 349,711 shares of NACCO Class A Common as of March 31, 2017.

(7)	Based on 824,853 shares of NACCO Class A Common and 824,961 shares of NACCO Class B Common beneficially owned as of June 1, 2017. Alfred M. Rankin, Jr. may be deemed to be a member of Rankin Associates II, L.P. (“Associates”), which is made up of the individuals and entities holding limited partnership interests in Associates and Rankin Management, Inc. (“RMI”), the general partner of Associates. Associates may be deemed to be a “group” as defined under the Exchange Act and, therefore, may be deemed as a group to own 338,295 shares of NACCO Class A Common held by Associates. Although Associates holds the 338,295 shares of NACCO Class A Common, it does not have any power to vote or dispose of such shares of NACCO Class A Common. RMI has the sole power to vote such shares and shares the power to dispose of such shares with the other individuals and entities holding limited partnership interests in Associates. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Under the terms of the Limited Partnership Agreement of Associates, Associates may not dispose of NACCO Class A Common without the consent of RMI and the approval of the holders of more than 75% of all the partnership interests of Associates. As a result of holding through his trust, of which he is trustee, partnership interests in Associates, Mr. Rankin may be deemed to beneficially own, and share the power to dispose of, 338,295 shares of NACCO Class A Common held by Associates. Mr. Rankin may be deemed to be a member of the group described in note (3) above as a result of holding through his trust, of which he is trustee, partnership interests in Rankin I and, therefore, may be deemed to beneficially own, and share the power to vote and dispose of, 472,371 shares of NACCO Class B Common held by Rankin I. The Stockholders’ 13D reported that the NACCO Class B Common beneficially owned by Rankin I and each of the trusts holding limited partnership interests in Rankin I is also subject to the stockholders’ agreement. In addition, Mr. Rankin may be deemed to be a member of the group described in note (5) above as a result of holding through his trust, of which he is trustee, partnership interests in Rankin IV. As a result, the group consisting of Mr. Rankin, the other general and limited partners of Rankin IV and Rankin IV may be deemed to beneficially own, and share the power to vote and dispose of 92,072 shares of NACCO Class A Common and 307,928 shares of NACCO Class B Common. Included in the table above for Mr. Rankin are shares held by (a) members of Mr. Rankin’s family, (b) charitable trusts, (c) trusts for the benefit of Mr. Rankin’s family, and (d) Rankin I, Associates and Rankin IV. Mr. Rankin disclaims beneficial ownership of any such shares to the extent in excess of his pecuniary interest.
(8)	Based on 102,955 shares of NACCO Class A Common beneficially owned as of June 1, 2017. Britton T. Taplin may be deemed to share with his spouse voting and investment power over 5,755 shares of NACCO Class A Common held by Mr. Taplin’s spouse; however, Mr. Taplin disclaims beneficial ownership of such shares. Mr. Taplin may be deemed to share with the other members of Abigail LLC voting and investment power over the 56,120 shares of NACCO Class A Common held by Abigail LLC. Mr. Taplin disclaims beneficial ownership of 44,616 shares of NACCO Class A Common held by Abigail LLC. Mr. Taplin has pledged 41,080 shares of NACCO Class A Common.
(9)	Based on 513,540 shares of NACCO Class A Common and 789,494 shares of NACCO Class B Common beneficially owned as of June 1, 2017. David B.H. Williams may be deemed to be a member of Associates and, accordingly, may be deemed to beneficially own and share the power to dispose of, 338,295 shares of NACCO Class A Common held by Associates. In addition, Mr. Williams may be deemed to share with his spouse voting and investment power over 77,289 shares of NACCO Class A Common beneficially owned by his spouse and 6,480 held in trust for the benefit of his children; he disclaims all interest in such shares. Mr. Williams’ spouse is a member of Rankin IV and Rankin I, therefore he is deemed to share beneficial ownership of 92,072 shares of NACCO Class A Common and 307,928 shares of NACCO Class B Common held by Rankin IV and 472,371 shares of NACCO Class B Common held by Rankin I; he disclaims all interest in such shares.
(10)	Based on shares of NACCO Class A Common and shares of NACCO Class B Common beneficially owned by all individuals expected to be our executive officers and directors as a group as of June 1, 2017.

MANAGEMENT

The following tables set forth those individuals expected to serve as our executive officers and directors after the completion of the spin-off.

Executive Officers

After the spin-off, our executive officers will be substantially the same as our executive officers immediately before the spin-off and will remain in office until their respective successors are duly elected or appointed and qualified in accordance with our amended and restated certificate of incorporation and our amended and restated bylaws or as otherwise provided by law. The following table sets forth those individuals expected to serve as our executive officers after the completion of the spin-off, as well as their ages and other positions.

Name	Age	Principal Occupation and Business Experience During Last Five Years
Alfred M. Rankin, Jr.	75	Executive Chairman of Hamilton Beach Holding (from [ ], 2017); President of Hamilton Beach Holding (from prior to 2012 to June 2017); Chairman, President and Chief Executive Officer of NACCO (from prior to 2012); Chairman of HBB (from prior to 2012); Chairman of KC (from prior to 2012); Chairman of NACoal (from prior to 2012), Chairman, President and Chief Executive Officer of Hyster-Yale Materials Handling, Inc. (from September 2012); Chairman of Hyster-Yale Group, Inc. formerly NACCO Materials Handling Group, Inc. (from prior to 2012).

Gregory H. Trepp	55	President and Chief Executive Officer of Hamilton Beach Holding (from [ ], 2017); President and Chief Executive Officer of HBB (from prior to 2012); Chief Executive Officer of KC (from prior to 2012); Interim President of KC (from November 2013 to December 2014).

Keith B. Burns	60	Vice President, Engineering and Information Technology of HBB (from prior to 2012).

Gregory E. Salyers	56	Senior Vice President, Global Operations of HBB (from prior to 2012).

Dana B. Sykes	55	Vice President, General Counsel and Secretary of Hamilton Beach Holding (from [ ], 2017); Vice President, General Counsel and Secretary of HBB (from September 2015); Associate General Counsel, Assistant Secretary and Senior Director, Human Resources of HBB (from July 2014 to September 2015); Assistant General Counsel and Director, Human Resources of HBB (from February 2012 to July 2014); Assistant General Counsel of HBB (from prior to 2012 to February 2012).

James H. Taylor	59	Vice President and Chief Financial Officer of Hamilton Beach Holding (from [ ], 2017); Vice President and Chief Financial Officer of HBB (from prior to 2012).

R. Scott Tidey	52	Senior Vice President, North America Sales and Marketing of HBB (from prior to 2012).

Robert O. Strenski	60	President of KC (from January 2015); Vice President, General Merchandise Manager of KC (from February 2014 to December 2014); General Merchandise Manager of KC (from June 2013 to January 2014); Vice President, Divisional Merchandise Manager, Consumables, Biglots Stores, Inc. (from prior to 2012 to January 2013).

Directors of Hamilton Beach Holding

The following table provides certain information as of the date of this prospectus about the persons who currently serve on our Board who will remain in office until their respective successors are duly elected or appointed and qualified in accordance with our amended and restated certificate of incorporation and our amended and restated bylaws or as otherwise provided by law. The table contains each person’s biography as well as the qualifications and experience each person currently brings to our Board. It is currently contemplated that following the spin-off, the composition of our Board will change and new members may be added and existing members may no longer serve on our Board.

Name	Age	Principal Occupation and Business Experience During Last Five Years and other Directorships in Public Companies	Director Since
John P. Jumper	72

Director (since 2013), former Chairman of the Board (from 2013 to 2015) and former CEO (from 2013 to 2014) of Leidos Holdings, Inc. (an applied technology company), Retired Chief of Staff, United States Air Force. From 2012 to present, Director of NACCO. From 2012 to present, Director of Hyster-Yale Materials, Handling, Inc. (“Hyster-Yale”). From 2012 to 2013, CEO and Chairman of the Board of Science Applications, International Corporation (a government services company). From prior to 2012 to 2013, Director of Science Applications International Corporation. From prior to 2012 until 2012, Director of Wesco Aircraft Holdings, Inc. From prior to 2012 until 2012, Director of Jacobs Engineering, Inc. From prior to 2012 until 2012, Director of Goodrich Corp.

Through his extensive military career, including as the highest-ranking officer in the U.S. Air Force, General Jumper developed valuable and proven leadership and management skills that make him a significant contributor to our Board. In addition, General Jumper’s service on the boards of other publicly traded corporations and his experience as Chairman and CEO of two major publicly traded companies allow him to provide valuable insight to the Board on matters of corporate governance and executive compensation policies and practices.

			2017
Dennis W. LaBarre	74

Retired Partner of Jones Day (a law firm). From January 2014 to December 2014, Of Counsel of Jones Day, Partner of Jones Day from prior to 2012 to 2013. From 2012 to present, Director of Hyster-Yale. From prior to 2012 to present, Director of NACCO.

Mr. LaBarre is a lawyer with broad experience counseling boards and senior management of publicly-traded and private corporations regarding corporate, governance, compliance and other domestic and international business and transactional issues. In addition, he was a member of senior management of a major international law firm for more than 30 years. These experiences enable him to provide our Board with an expansive view of the legal and business issues pertinent to the Company, which is further

			2017

Name	Age	Principal Occupation and Business Experience During Last Five Years and other Directorships in Public Companies	Director Since
		enhanced by his extensive knowledge of us as a result of his many years of service on our Board and through his involvement with its committees.
Michael S. Miller	65

Retired Managing Director of The Vanguard Group. From prior to 2012 to present, Director of Vanguard’s Irish-domiciled funds and management company. From 2016 to present, Director of NACCO.

Mr. Miller’s qualifications to serve on our Board include his experience in senior management of a major financial services and investment management company, his experience as a partner of a major law firm, and his service on the boards of many academic and civic institutions. Mr. Miller provides our Board with financial, legal, compliance/risk management and strategic planning expertise gained through his career in finance and law and his service on the audit committee of Vanguard’s affiliated companies.

			2017
Richard de J. Osborne	83	Retired Chairman and CEO of ASARCO Incorporated (a leading producer of non-ferrous metals). From prior to 2012 to present, non-executive Chairman of the board of directors of Datawatch Corp. From prior to 2012 to present, Director of NACCO. Mr. Osborne’s experience as chairman, CEO and chief financial officer of ASARCO, as well as his past and current service on the boards of other publicly traded corporations, Mr. Osborne offers our Board a comprehensive perspective for developing corporate strategies and managing risks of a major publicly-traded corporation.	2017
Alfred M. Rankin, Jr.	75

Executive Chairman of the Company, Chairman of HBB (from prior to 2012), Chairman of KC (from prior to 2012), Chairman, President and Chief Executive Officer of NACCO (from prior to 2012), Chairman of NACoal (from prior to 2012), Chairman, President and Chief Executive Officer of Hyster-Yale (from September 2012), Chairman of Hyster-Yale Group, formerly NACCO Materials Handling Group, Inc. (from prior to 2012). Also Director of Hyster-Yale. From prior to 2012 to 2014, Director of The Vanguard Group. From prior to 2012 to 2012, Chairman of the Board of the Federal Reserve Bank of Cleveland. From prior to 2012 to 2012, Director of Goodrich Corporation.

In over 40 years of service to the Company as a Director and over 25 years in senior management, Mr. Rankin has amassed extensive knowledge of all of our strategies and operations. In addition to his extensive knowledge of the Company, he also brings to our Board unique insight

			1992

Name	Age	Principal Occupation and Business Experience During Last Five Years and other Directorships in Public Companies	Director Since

resulting from his service on the boards of other publicly-traded corporations and former service on the Board of the Federal Reserve Bank of Cleveland. Additionally, through his dedicated service to many of Cleveland’s cultural institutions, he provides a valuable link between our board of directors, the Company and the community surrounding our corporate headquarters.

James A. Ratner	72	Non-Executive Chairman of Forest City Realty Trust, Inc. From prior to 2012 to 2016, Executive Vice President of Forest City Realty Trust, Inc. From 2012 to present, Director of NACCO. Mr. Ratner’s experience as Chairman and in senior management of a major publicly-traded company and his service, on the boards of many of Cleveland’s civic and cultural institutions provides our Board with valuable insight into corporate governance and strategy and provides a valuable link between our Board, the Company and the community surrounding our corporate headquarters.	2017
Britton T. Taplin	60	Self-employed (personal investments), Mr. Taplin also serves as a Director of NACCO and Hyster-Yale. Mr. Taplin is the grandson of the founder of the Company and brings the perspective of a long-term stockholder to our Board.	2017
David F. Taplin	67	Self-employed (tree farming). Mr. Taplin also serves as a Director of NACCO. Mr. Taplin is the grandson of the founder of the Company and brings the perspective of a long-term stockholder to our Board.	2017
David B. H. Williams	47	Partner in the law firm of Williams, Bax & Saltzman, P.C., Mr. Williams also serves as a Director of NACCO. Mr. Williams is a lawyer with over 20 years of experience providing legal counsel to businesses in connection with litigation and commercial matters. Mr. Williams’ substantial experience as a litigator and commercial advisor enables him to provide valuable insight on business and legal issues pertinent to the Company.	2017

Directors’ Meetings and Committees

After the spin-off, our Board will have an audit review committee, a compensation committee, and a nominating and corporate governance committee.

Immediately after the spin-off, the members of our audit review committee, compensation committee, and nominating and corporate governance committee will be as follows:

Board Members	Audit Review Committee	Compensation Committee	Nominating and Corporate Governance Committee

The NACCO board met eight times in 2016 and three times so far in 2017. In 2016, there were six Audit Review Committee Meetings, seven Compensation Committee meetings and three Nominating & Corporate Governance Committee Meetings. In 2017, there have been four Audit Review Committee Meetings, one Compensation Committee meeting and one Nominating & Corporate Governance Committee Meeting.

Audit Review Committee

Our audit review committee will have the responsibilities set forth in its charter with respect to:

•	the quality and integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the adequacy of our internal controls;

•	our guidelines and policies to monitor and control our major financial risk exposures;

•	the qualifications, independence, selection and retention of the independent registered public accounting firm;

•	the performance of our internal audit function and independent registered public accounting firm;

•	assisting our Board and us in interpreting and applying our Corporate Compliance Program and other issues related to our and our employees’ ethics; and

•	preparing the annual report of the audit review committee to be included in our proxy statement.

Our Board has determined that [            ] qualifies as an audit committee financial expert as defined in Section 407(d) of Regulation S-K under the Exchange Act. Our Board has also determined that [            ], [            ] and [            ] are independent, as such term is defined in Section 303A.02 of the NYSE’s listing standards and Rule 10A-3(b)(1) under the Exchange Act. Our Board believes that all members of our audit review committee should have a high level of financial knowledge. Accordingly, our Board has reviewed the expected membership of our audit review committee after the spin-off and determined that each of the individuals who will serve on our audit committee is independent as defined in Section 303A.02 of the NYSE’s listing standards and Rule 10A-3(b)(1) under the Exchange Act, is financially literate as defined in Section 303A.07(a) of the NYSE’s listing standards and has accounting or related financial management expertise as defined in Section 303A.07(a) of the NYSE’s listing standards and, therefore, may qualify as an audit committee financial expert. No members who will serve on our audit review committee serve on more than three public company audit committees.

Compensation Committee

Our compensation committee will have the responsibilities set forth in its charter with respect to the administration of our policies, programs and procedures for compensating our employees, including our executive officers, and the directors. Among other things, our compensation committee’s direct responsibilities will include:

•	the review and approval of our goals and objectives relevant to executive compensation;

•	the evaluation of the performance of our chief executive officer and other executive officers in light of these goals and objectives;

•	the determination and approval of chief executive officer and other executive officer compensation levels;

•	the consideration of whether the risks arising from our employee compensation policies and practices are reasonably likely to have a material adverse effect on us;

•	the making of recommendations to our Board, where appropriate or required, and the taking of other actions with respect to all other compensation matters, including incentive compensation plans and equity-based plans; and

•	the preparation of the annual compensation committee report.

Our compensation committee may retain and receive assistance in the performance of its responsibilities from one or more internationally recognized compensation consulting firms. Our Board has determined that [            ], [            ] and [            ], each of whom will serve on our compensation committee after the spin-off, are independent, as independence is defined in the listing standards of the NYSE and in the rules of the SEC. A current copy of the compensation committee charter is available on Hamilton Beach Holding’s website at [            ].

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will have the responsibilities set forth in its charter. Among other things, our nominating and corporate governance committee’s responsibilities will include:

•	the review and making of recommendations to our Board concerning the criteria for membership to our Board;

•	the review and making of recommendations to our Board concerning the optimum number and qualifications of directors believed to be desirable;

•	the establishment and monitoring of a system to receive suggestions for nominees to our Board;

•	the identification and making of recommendations to our Board of specific candidates for membership on our Board; and

•	oversight of an annual review of our Board.

Our nominating and corporate governance committee after the spin-off will consider director candidates recommended by our stockholders. In addition to the foregoing responsibilities, after the spin-off, our nominating and corporate governance committee will be responsible for reviewing our corporate governance guidelines and recommending changes to those corporate governance guidelines, as appropriate; overseeing evaluations of the effectiveness of our Board; and annually reporting their assessment of our Board’s performance. Our Board has determined that [            ], [            ] and [            ], each of whom will serve on our nominating and corporate governance committee after the spin-off, is independent, as independence is defined in the listing standards of the NYSE. However, our nominating and corporate governance committee may, from time to time, consult with the Executive Chairman of Hamilton Beach Holding and certain other members of the Taplin and Rankin families regarding the composition of our Board.

Corporate Governance

In accordance with the rules of the NYSE, after the spin-off, our Board will meet in regularly scheduled meetings in executive session without management and at least once a year in executive session including only independent directors. The determination of the director who should preside at such meetings will be made based upon the principal subject matter to be discussed at the meeting.

We will hold a regularly scheduled meeting of our Board in conjunction with our annual meeting of stockholders. Directors will be expected to attend the annual meeting absent an appropriate excuse.

We will adopt a code of ethics applicable to all of our personnel, including our principal executive officer, principal financial officer, principal accounting officer or controller, or other persons performing similar functions. Waivers, if any, of our code of ethics for our directors or executive officers will be disclosed on our website. We will also adopt corporate governance guidelines, which will provide a framework for the conduct of our Board’s business. Prior to the spin-off, our code of ethics, our corporate governance guidelines, as well as the charters of our audit review committee, our compensation committee and our nominating and corporate governance committee, will be posted on our website at [            ] under the heading “Corporate Governance.” We will provide a copy of any of these documents, without charge, to any stockholder upon request. The information contained on or accessible through our website is not incorporated by reference into this prospectus, and you should not consider information contained on or accessible through our website as part of this prospectus.

After the spin-off, our audit review committee will review all relationships and transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Our legal department will be primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions in order to enable the audit review committee to determine, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in the transaction. As set forth in our audit review committee’s charter, in the course of the review of a potentially material related person transaction, the audit review committee will consider:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction;

•	the importance of the transaction to the related person;

•	the importance of the transaction to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and

•	any other matters the audit review committee deems appropriate.

Based on this review, the audit review committee will determine whether to approve or ratify any transaction that is directly or indirectly material to us or a related person.

Any member of the audit review committee who is a related person with respect to a transaction under review will not participate in the deliberations or vote with respect to the approval or ratification of the transaction; however, such director may be counted in determining the presence of a quorum at a meeting of the audit review committee that considers the transaction.

Risk Oversight

Our Board oversees our risk management. The full Board (as supplemented by the appropriate board committee in the case of risks that are overseen by a particular committee) regularly reviews information provided by management in order for our Board to oversee the risk identification, risk management and risk mitigation strategies. Our Board committees assist the full Board’s oversight of our material risks by focusing on risks related to the particular area of concentration of the relevant committee. For example, our compensation committee oversees risks related to our executive compensation plans and arrangements, our audit review committee oversees the financial reporting and control risks, and our nominating and corporate governance committee oversees risks associated with the independence of the Board and potential conflicts of interest. Each committee reports on these discussions of the applicable relevant risks to the full Board during the committee reports portion of the Board meeting. The full Board incorporates the insight provided by these reports into its overall risk management analysis.

Communication with Members of our Board

Information for stockholders and other parties interested in communicating with our Board or our independent directors, individually or as a group, will be posted on our website prior to the spin-off. Our corporate secretary will forward communications relating to matters within our Board’s purview to the independent directors; communications relating to matters within a board committee’s area of responsibility to the chair of the appropriate committee; and communications relating to ordinary business matters, such as suggestions, inquiries and consumer complaints, to the appropriate Hamilton Beach Holding executive or employee. Our corporate secretary will not forward solicitations, junk mail and obviously frivolous or inappropriate communications, but will make them available to any independent director who requests them.

Compensation of Directors

Following the spin-off, director compensation will be determined by our Board with the assistance of our compensation committee. We anticipate that such compensation will be similar to the compensation structure implemented by NACCO, as outlined below. We will not provide directors who are also our employees any additional compensation for serving as a director.

The following table sets forth the 2016 compensation paid by NACCO to non-employee directors of NACCO who are also currently non-employee directors of Hamilton Beach Holding.

DIRECTOR COMPENSATION

For Fiscal Year Ended December 31, 2016

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Scott S. Cowen (4)	$66,181	$44,759	$2,764	$113,704
John P. Jumper	$117,125	$88,954	$6,738	$212,817
Dennis W. LaBarre	$114,984	$88,954	$6,711	$210,649
Michael S. Miller (4)	$39,935	$34,447	$5,283	$79,665
Richard de J. Osborne	$108,266	$105,108	$6,610	$219,984
James A. Ratner	$257	$222,594	$6,720	$229,571
Britton T. Taplin	$86,125	$88,954	$5,468	$180,547
David F. Taplin	$85,125	$88,954	$6,715	$180,794
David B.H. Williams	$87,125	$88,954	$6,790	$182,869

(1)	Amounts in this column reflect the annual retainers and other fees earned by the directors in 2016 for services provided to NACCO and its subsidiaries. They also include payment for fractional shares of NACCO Class A Common that were paid under the NACCO Directors’ Plan described below.
(2)	Under the NACCO Directors’ Plan, the directors are required to receive a portion of their annual retainer in shares of NACCO Class A Common (the “NACCO Mandatory Shares”). They are also permitted to elect to receive all or part of the remainder of the retainer and all fees in the form of shares of NACCO Class A Common (the “NACCO Voluntary Shares”). Amounts in this column reflect the aggregate grant date fair value of the NACCO Mandatory Shares and NACCO Voluntary Shares that were granted to directors under the NACCO Directors’ Plan, determined pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”). All NACCO Mandatory Shares and NACCO Voluntary Shares are immediately vested when granted. Therefore, no equity awards remained outstanding at the end of the fiscal year ended December 31, 2016.

(3)	The amount listed includes: (i) NACCO-paid life insurance premiums in the amount of $518 for Mr. Miller and $1,243 for the other directors; (ii) other NACCO-paid premiums for accidental death and dismemberment insurance for the director and his spouse; and (iii) personal excess liability insurance premiums for the directors and immediate family members (other than Mr. Britton Taplin). The amount listed also includes charitable contributions made in NACCO’s name on behalf of the director and his spouse under NACCO’s matching charitable gift program in the amount of $0 for Dr. Cowen and $4,000 for each other director.
(4)	Dr. Cowen resigned as a director and Mr. Miller was appointed as a director on August 10, 2016, and Mr. Miller’s compensation started on that date.

Additional Information Relating to the Director Compensation Table

For 2016, each non-employee director of NACCO was entitled to receive the following compensation for service on the boards of directors of NACCO and its subsidiaries:

Type of Compensation	Amount

Annual Board Retainer:	$138,000 ($82,000 of which is required to be paid in shares of NACCO Class A Common)

Board Meeting Attendance Fees:	$1,000 for each NACCO board meeting attended (including telephonic and telepresence meetings) (maximum $2,000 per day)

Committee Meeting Attendance Fees:	$1,000 for each meeting attended of a committee of the NACCO board (including telephonic and telepresence meetings)

Annual Committee Retainer:	$5,000 per Committee of the NACCO board ($0 for Executive Committee)

Committee Chairman Retainer:	$15,000 NACCO Audit Review Committee Chairman ($10,000 for Chairman of other NACCO board Committees except the Executive Committee; $0 for Executive Committee)

The retainers are paid quarterly in arrears and the meeting fees are paid following each meeting. Each director is also reimbursed for expenses incurred as a result of attendance at meetings. NACCO also occasionally made its private aircraft or a chartered aircraft available to directors for attendance at meetings of the NACCO board.

Under the NACCO Non-Employee Directors’ Plan, each non-employee director of NACCO received $82,000 of his $138,000 retainer in the form of restricted shares of NACCO Class A Common. Any fractional shares were paid in cash. The number of shares of NACCO Class A Common issued to a director was determined by the following formula:

the dollar value of the portion of the $82,000 retainer that was earned by the director each quarter divided by

the average closing price of shares of NACCO Class A Common on the NYSE for each week during such quarter.

These shares are fully vested on the date of grant, and the director is entitled to all rights of a stockholder, including the right to vote and receive dividends. However, the directors are generally required to hold the shares for a period of ten years from the last day of the calendar quarter for which the shares were earned and, during that ten-year holding period, the shares cannot be assigned, pledged or transferred except in the event of divorce or to a trust for the benefit of the director or his spouse, children or grandchildren. The transfer restrictions lapse earlier in the event of:

•	death; permanent disability or five years from the date of the director’s retirement;

•	the date that a director is both retired from NACCO’s board of directors and has reached age 70; or

•	at such other time as determined by NACCO’s board of directors in its sole discretion.

In addition, each director had the right under the NACCO Directors’ Plan to elect to receive shares of NACCO Class A Common in lieu of cash for up to 100% of the balance of his retainers and meeting attendance fees. However, these Voluntary Shares are not subject to the foregoing transfer restrictions.

Each NACCO director also receives (i) $50,000 in NACCO-paid life insurance; (ii) NACCO-paid accidental death and dismemberment insurance for the director and spouse; (iii) $10 million in personal excess liability insurance for the director and immediate family members who reside with the director (other than Mr. Britton Taplin) and (iv) up to $4,000 per year in matching charitable contributions.

Director Compensation Program for 2017

The NACCO compensation committee periodically evaluates and recommends changes to NACCO’s compensation program for directors. The Korn Ferry Hay Group (the “Hay Group”), an internationally-recognized compensation consulting firm, performs an in-depth evaluation of NACCO’s director compensation program on a triennial basis, with the next review scheduled to be effective in 2018. However, based on an interim evaluation performed by the Hay Group in 2015, NACCO’s board of directors adopted increases to the annual retainers effective on both January 1, 2016 and January 1, 2017. The retainer paid to each non-employee director for service on NACCO’s board of directors was increased effective January 1, 2017 from $138,000 (paid $82,000 in shares of NACCO Class A Common and $56,000 in cash) to $145,000 (paid $89,000 in shares of NACCO Class A Common and $56,000 in cash).

The NACCO Directors’ Plan was amended and restated, effective May 9, 2017, to, among other things, (i) increase to an aggregate of 100,000 the number of shares of NACCO Class A Common available for issuance and (ii) add a 20,000 limit on the number of shares an individual director may receive in any calendar year under the plan.

Compensation of Directors of Hamilton Beach Holding after the Spin-Off

We expect that each director who is not one of our employees will receive the following compensation for service on our Board after the spin-off:

•	an annual retainer of $[ ] ($[ ] of which will be required to be paid in the form of shares of Hamilton Beach Holding Class A Common (as described below));

•	attendance fees of $[ ] for each meeting attended (including telephonic meetings) of our Board, but not exceeding $[ ] per day;

•	attendance fees of $[ ] for each meeting attended (including telephonic meetings) of a committee of our Board on which the director serves;

•	an annual retainer of $[ ] for each committee of our Board on which the director serves (other than the Executive Committee);

•	an additional annual retainer of $[ ] for each committee of our Board on which the director serves as chairman (other than the audit review committee); and

•	an additional annual retainer of $[ ] for the chairman of the audit review committee of our Board.

The retainers will be paid quarterly in arrears and the meeting fees will be paid following each meeting. Each director will be reimbursed for expenses incurred as a result of attendance at meetings and we may make our private aircraft available to directors for attendance at meetings of our Board.

We will also adopt the Hamilton Beach Brands Holding Company Non-Employee Directors’ Equity Compensation Plan, referred to as the HBHC Directors’ Plan. Each director who is not an employee of Hamilton Beach Holding will receive $[            ] of his $[            ] retainer in whole shares of Hamilton Beach Holding Class A Common. Any fractional shares will be paid in cash. The actual number of shares of Hamilton Beach Holding Class A Common issued to a director will be determined by the following formula: the dollar value of the portion of the $[            ] retainer that was earned by the director each quarter divided by the average closing price of shares of Hamilton Beach Holding Class A Common on the NYSE for each week during such quarter. These shares will be fully vested on the date of grant, and the director will be entitled to all rights of a stockholder, including the right to vote and receive dividends. However, the shares will be subject to the same transfer restrictions that apply under the NACCO Directors’ Plan, as stated above.

Each director will also have the right under the HBHC Directors’ Plan to receive shares of Hamilton Beach Holding Class A Common in lieu of cash for up to 100% of the balance of his retainers and meeting attendance fees, referred to as Hamilton Beach Holding Voluntary Shares. The number of shares issued is determined under the same formula stated above. However, these Hamilton Beach Holding Voluntary Shares are not subject to the foregoing transfer restrictions.

Each director will also receive (i) company-paid life insurance in the amount of $[            ]; (ii) company-paid accidental death and dismemberment insurance for the director and his or her spouse; (iii) personal excess liability insurance in the amount of $[            ] for the director and members of his or her immediate family who reside with the director and (iv) up to $[            ] per year in matching charitable contributions.

EXECUTIVE COMPENSATION

As an emerging growth company under the JOBS Act we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) serving as executive officers at the end of the fiscal year. This section describes the executive compensation program in place for our Named Executive Officers, or NEOs, for 2016, who are the individuals who served as our principal executive officer and two most highly compensated executive officers, based on the compensation they received from NACCO and its subsidiaries for services rendered in 2016. Because the information presented below relates to the 2016 calendar year, this discussion focuses primarily on NACCO’s compensation programs. This historical compensation provides context to our future compensation practices which are expected to be based on NACCO’s historical executive compensation practices. Where appropriate, we have added information regarding changes to the compensation plans and practices for 2017 as in effect before the spin-off, as well as those proposed to be in effect following the spin-off.

Named Executive Officers for 2016

The NEOs for 2016 are listed below:

Name	2016 Titles	Employer	Post-Spin Titles
Alfred M. Rankin, Jr. (1)(2)	Chairman, President and CEO of NACCO and Chairman of HBB, NACoal and KC	NACCO (through [ ], 2017) Hamilton Beach Holding (effective [ ], 2017)	Executive Chairman of Hamilton Beach Holding
Gregory H. Trepp (1)	President and CEO of HBB and CEO of KC	HBB	President and CEO of Hamilton Beach Holding and HBB, and CEO of KC
R. Scott Tidey	Senior Vice President North American Sales & Marketing of HBB	HBB	Senior Vice President North American Sales & Marketing of HBB

(1)	Although Messrs. Rankin and Trepp served as Chairman or officers of multiple NACCO-owned companies, they were compensated solely by their designated employer.
(2)	Following the spin-off, Mr. Rankin will also serve as nonexecutive Chairman of NACCO.

2016 Summary Compensation Table

The following table sets forth the compensation for services of our NEOs in all capacities to NACCO and its subsidiaries in 2016. The table does not reflect changes that were made to the compensation programs for 2017 in the ordinary course (such as salary increases, etc.). Therefore, the information in the table is not necessarily indicative of the compensation these individuals will receive as executive officers of Hamilton Beach Holding, especially Mr. Rankin, whose compensation from Hamilton Beach Holding is expected to be based on a [    ]% reduction from prior compensation levels with NACCO. For information on the compensation of these individuals following the spin-off, see the description under “— Post-Spin-Off Executive Compensation Program” beginning on page 128.

SUMMARY COMPENSATION TABLE

For Fiscal Year Ended December 31, 2016

Name and Principal Position	Year	Salary ($)(1)		Stock Awards ($)(2)		Non-Equity Incentive Plan Compensation ($)			Change in Pension Value(3) and Nonqualified Deferred Compensation Earnings ($)(4)		All Other Compensation ($)(5)		Total ($)
Alfred M. Rankin, Jr.; Chairman, President and CEO of NACCO; Chairman of HBB, NACoal and KC	2016 2015	$ $	604,034 576,604	$ $	2,442,736 1,112,360	$ $	1,761,910 1,291,993	(6) (6)	$ $	1,234,283 647,779	$ $	345,683 248,250	$ $	6,388,646 3,876,986
Gregory H. Trepp; President and CEO of HBB and CEO of KC	2016 2015	$ $	624,852 599,450	$ $	— —	$ $	1,453,696 1,321,553	(7)	$ $	251,868 229,303	$ $	153,394 137,529	$ $	2,483,810 2,287,835
R. Scott Tidey; Senior Vice President North American Sales & Marketing of HBB	2016 2015	$ $	366,583 356,096	$ $	— —	$ $	520,749 462,532	(7)	$ $	65,848 51,985	$ $	77,551 66,735	$ $	1,030,731 937,348

(1)	The amounts reported under the “Salary” column include both base salary and the perquisite allowance.
(2)	The amounts reported in the Stock Awards column are the grant date fair value of the shares of NACCO Class A Common issued under the NACCO Industries, Inc. Executive Long-Term Incentive Compensation Plan, referred to as the NACCO Long-Term Equity Plan, computed in accordance with FASB ASC Topic 718. Refer to the table on page 115 under “— Long-Term Incentive Compensation — Historically” to determine the target long-term awards, as well as the cash-denominated award payouts for 2016 under the NACCO Long-Term Equity Plan.
(3)	Amounts listed in this column include the aggregate increase in the actuarial present value of accumulated plan benefits under the frozen defined benefit pension plans of NACCO and its subsidiaries. $0 is included for Messrs. Rankin and Trepp because they do not participate in any of the frozen pension plans. For 2016, $463 is included for Mr. Tidey.
(4)	Amounts listed in this column also reflect the interest that is in excess of 120% of the long-term applicable federal rate, compounded monthly, that was credited to the NEO’s accounts under the nonqualified deferred compensation plans described on pages 114 and 124.
(5)	All other compensation earned during 2016 for each of the NEOs is as follows:

	Alfred M. Rankin, Jr.	Gregory H. Trepp	R. Scott Tidey
Employer Excess Plan Matching Contributions	$59,556	$0	$0
Employer Qualified Profit Sharing Contributions	$0	$15,555	$15,555
Employer Excess Plan Profit Sharing Contributions	$240,697	$115,160	$49,930
Other Qualified Employer Retirement Contributions	$0	$7,950	$7,950
Other Excess Plan Employer Retirement Contributions	$25,140	$10,796	$3,047
Employer Paid Life Insurance Premiums	$18,968	$1,409	$829
Perquisites and Other Personal Benefits	$0	$500	$0
Tax Gross-Ups	$0	$312	$0
Other	$1,322	$1,712	$240

Total	$345,683	$153,394	$77,551

NACCO does not provide Mr. Rankin with any tax-qualified or defined benefit pension benefits. Of the amount shown above for Mr. Rankin, $325,393 represents non-qualified defined contribution retirement benefits earned in 2016.

Mr. Trepp’s perquisites are service awards and the tax gross-up is on the service awards. Amounts listed in “Other” include employer-paid premiums for personal excess liability insurance, executive travel accident insurance premiums and wellness subsidies.

(6)	The amounts listed are the cash payments under the NACCO Industries, Inc. Annual Incentive Compensation Plan, referred to as the NACCO Short-Term Plan, and the cash portion (approximately 35%) of the award under the NACCO Long-Term Equity Plan.
(7)	The amount listed for 2016 includes a cash payment of $530,242 to Mr. Trepp and $225,152 to Mr. Tidey under the Hamilton Beach Brands, Inc. Annual Incentive Compensation Plan, referred to as the HBB Short-Term Plan, and $923,454 to Mr. Trepp and $295,597 to Mr. Tidey representing the value of their awards under the Hamilton Beach Brands, Inc. Long-Term Incentive Compensation Plan, referred to as the HBB Long-Term Cash Plan.

Discussion of the Executive Compensation Program

Executive Compensation Governance

Mr. Rankin is currently employed by NACCO. Mr. Trepp is currently employed by HBB. Following the spin-off, Messrs. Rankin and Trepp will be employed by Hamilton Beach Holding. Our other executive officers are employed by, and following the spin-off will remain employed by, HBB.

Historically, Hamilton Beach Holding did not have a compensation committee. In 2016, the NACCO compensation committee was responsible for determining compensation policy for employees of NACCO, including Mr. Rankin, and the HBB compensation committee was responsible for determining compensation policy for employees of HBB and its subsidiaries, including Messrs. Trepp and Tidey. For the portion of 2017 preceding the spin-off, the HBB compensation committee establishes and oversees the administration of the policies, programs and procedures for compensating our NEOs, other than Mr. Rankin, who participates in the compensation policies and programs of NACCO prior to the spin-off. The members of the NACCO compensation committee and the HBB compensation committee, referred to collectively as the “Compensation Committee” unless the context requires otherwise, consist solely of independent directors.

For periods prior to the spin-off, the Compensation Committee’s direct responsibilities include:

•	the review and approval of corporate goals and objectives relevant to compensation;

•	the evaluation of the performance of the CEO, other executive officers and senior managers in light of these goals and objectives;

•	the determination and approval of CEO, other executive officer and senior manager compensation levels;

•	the consideration of whether the risks arising from NACCO’s and HBB’s employee compensation policies are reasonably likely to have a material adverse effect on NACCO or HBB;

•	the making of recommendations to the appropriate board of directors, where appropriate or required, and the taking of other actions with respect to all other compensation matters, including incentive plans and equity-based plans;

•	the periodic review of board compensation; and

•	the review and approval of NACCO’s Compensation Discussion and Analysis and the preparation of the annual Compensation Committee Report to be included in NACCO’s Proxy Statement.

Following the spin-off, we expect that the newly-appointed Hamilton Beach Holding compensation committee will have similar responsibilities and similar approval authority over the compensation of the senior management employees of Hamilton Beach Holding and its subsidiaries, as described on page 94.

Role of Executive Officers in Compensation Decisions

Historically. Currently, NACCO’s management, in particular the CEO of NACCO and the CEO of each subsidiary, reviews company goals and objectives relevant to the compensation of its executive officers. Mr. Rankin annually reviews the performance of each executive officer (other than his performance which is reviewed by the NACCO compensation committee) and makes recommendations based on these reviews, including with respect to salary adjustments and incentive compensation award amounts, to the Compensation Committee. In addition to the CEO recommendations, the Compensation Committee considers recommendations made by the Hay Group, which bases its recommendations upon an analysis of similar positions at a broad range of domestic industries, as well as an understanding of our policies and objectives, as described below. The Compensation Committee may exercise its discretion in modifying any recommended adjustments or awards to executive officers. After considering these recommendations, the Compensation Committee determines the base salary and incentive compensation levels for the executive officers, including each NEO, and any additional discretionary payments.

Going Forward. We do not expect any changes to the roles of the Chief Executive Officer of Hamilton Beach Holding and its subsidiaries in the compensation decisions relating to executive officers following the spin-off.

Compensation Consultants

Historically. The Compensation Committee receives assistance and advice from the Hay Group. The Hay Group is engaged by and reports to the Compensation Committee and also provides advice and discusses compensation issues directly with management.

Throughout 2016, the Hay Group made recommendations regarding substantially all aspects of compensation for the directors and senior management employees, including the NEOs. For 2016, the Hay Group was engaged to make recommendations regarding:

•	director compensation levels;

•	2016 salary midpoints, incentive compensation targets (calculated as a percentage of salary midpoint) and target total compensation for senior management positions;

•	2016 salary midpoints and/or range movement for all other employee positions; and

•	mid-year Hay point levels, salary midpoints and incentive targets for all new senior management positions and/or changes to current senior management positions.

All Hay point recommendations are determined by the Hay Group through the consistent application of the Hay point methodology, which is a proprietary method that takes into account the know-how, problem solving and accountability requirements of the position.

Representatives of the Hay Group attended two Compensation Committee meetings in 2016 and, during one of those meetings, consulted with the Compensation Committee in executive session without management present. The Hay Group did not provide any other services to NACCO, its subsidiaries or the Compensation Committee in 2016. The Compensation Committee considered and assessed all relevant factors including the six factors set forth in Rule 10c-1(b)(4)(i)-(vi) under the Exchange Act that could give rise to a potential conflict of interest with respect to the Hay Group. Based on this review, we are not aware of any conflict of interest that has been raised by the work performed by the Hay Group.

Going Forward. We expect that our compensation committee will continue to use the services of the Hay Group after the spin-off. However, the Hamilton Beach Holding compensation committee will evaluate and determine the appropriate role of the compensation consultant and the design of our executive compensation program going forward.

Hay Group’s All Industrials Survey — Salary Midpoint

Historically. As a starting point for setting target total compensation, the Compensation Committee directed the Hay Group to use its proprietary survey of a broad group of domestic industrial organizations ranging in size from under $150 million to over $5 billion in annual revenues (the “All Industrials survey”). For 2016, participants in the All Industrials survey included 350 parent organizations and 443 independent operating units that satisfied the Hay Group’s quality assurance controls and represented almost all segments of industry, including consumer products and mining.

Using its proprietary Hay point methodology, the Hay Group compares positions of similar scope and complexity with the data contained in the All Industrials survey. The Compensation Committee directed the Hay Group to derive a median salary level for each Hay point level targeted at the 50th percentile of the All Industrials survey (the “salary midpoint”). The Compensation Committee set target compensation levels at (or slightly below) the salary midpoint determined by the Hay Group.

Because salary midpoints are based on each Hay point level, all of the employees at a particular Hay point level at a particular company generally have the same salary midpoint. The salary midpoint provided by the Hay Group is then used to calculate the target total compensation of all senior management employees, including the NEOs. The Compensation Committee applied special rules when setting Mr. Rankin’s salary midpoint and target total compensation — refer to note (2) on page 106.

Going Forward. The Hamilton Beach Holding compensation committee will evaluate and determine the appropriate process for establishing executive compensation going forward. We expect that we will continue to utilize salary midpoints going forward.

Compensation Policy and Methodology — Target Total Compensation

Historically. The Compensation Committee establishes a comprehensively defined “target total compensation” amount for each senior management employee following rigorous evaluation standards to ensure internal equity. In this process, the Compensation Committee reviews “tally sheets” for the NEOs and other senior management employees that list each employee’s title, Hay points and the following information for the current year, as well as that being proposed for the subsequent year:

•	Salary midpoint, as determined by the Hay Group from the All Industrials survey.

•	Cash in lieu of perquisites (if applicable).

•	Short-term incentive target dollar amount (determined by multiplying the salary midpoint by a specified percentage of that midpoint, as determined by the Compensation Committee, with advice from the Hay Group, for each salary grade).

•	Long-term incentive target dollar amount (determined in the same manner as the short-term incentive target).

•	Target total compensation, which is the sum of the foregoing amounts.

•	Base salary.

In November 2015, the Compensation Committee reviewed the tally sheets for each of our NEOs to decide whether it should make changes to the 2016 compensation program. The Compensation Committee determined that the overall program continued to be consistent with its compensation objectives and did not make any material changes for 2016.

The Compensation Committee views the various components of compensation as related but distinct. While the Compensation Committee determines the salary midpoint based on the information provided from the All Industrials survey, it generally sets base salary levels between 80% and 120% of salary midpoint (up to 130% for Mr. Rankin). The Compensation Committee also obtains the total target incentive compensation amounts from the All Industrials survey but determines the mix of short-term and long-term incentives in its discretion, based on its decision regarding how best to motivate employees.

The following table sets forth target total compensation for the NEOs, as recommended by the Hay Group and approved by the Compensation Committee for 2016:

Named Executive Officer	(A) Salary Midpoint ($)	(%)	(B) Cash in Lieu of Perquisites ($)(1)	(%)	(C) Short-Term Plan Target ($)	(%)	(D) Long-Term Plan Target ($)	(%)	(A)+(B)+(C)+(D) Target Total Compensation ($)
Alfred M. Rankin, Jr. (2)(3)	$648,830	20%	$28,000	1%	$648,830	20%	$1,865,386	59%	$3,191,046
Gregory H. Trepp	$654,700	33%	$34,992	2%	$458,290	23%	$851,110	42%	$1,999,092
R. Scott Tidey	$389,200	44%	$19,992	3%	$194,600	22%	$272,440	31%	$876,232

(1)	In addition to providing limited perquisites to a limited number of employees in unique circumstances, senior management employees are paid a fixed dollar amount of cash in lieu of perquisites. The dollar amounts provided to the NEOs in 2016 were approved by the Compensation Committee based on a triennial analysis performed by the Hay Group in 2014. Based on this analysis, the Compensation Committee set a defined perquisite allowance for each senior management employee, based on Hay point levels. These amounts are paid in cash ratably throughout the year. This approach satisfies our objective of providing competitive total compensation to our NEOs while recognizing that perquisites are largely just another form of compensation.
(2)	In addition to serving as the Chairman, President, and CEO of NACCO, Mr. Rankin also served in 2016 as the Chairman, President, and CEO of Hyster-Yale. Hyster-Yale is a former subsidiary of NACCO that was spun-off to NACCO’s stockholders in September 2012. The Compensation Committee directs the Hay Group to use the 50th percentile of the All Industrials survey to develop an appropriate salary midpoint for the position of a stand-alone Chairman, President and CEO of NACCO and its subsidiaries. The Compensation Committee then reduced this amount to reflect the fact that Mr. Rankin continued to provide services to both NACCO and Hyster-Yale in 2016. After considering several alternative reduction factors, in order to provide for compensation reflective of the value of Mr. Rankin’s services to NACCO, the Compensation Committee again applied a 30% reduction factor to the Hay-recommended 2016 salary midpoint. As a result, the Compensation Committee set Mr. Rankin’s target total compensation for 2016 as follows:

2016 Mr. Rankin Target Compensation	(A) Salary Midpoint	(B) Cash in Lieu of Perquisites	(C) Short-Term Plan Target (100%)	(D) Long-Term Plan Target (287.5%)	(A)+(B)+(C)+(D) Target Total Compensation
Hay-Recommended Amounts	$926,900	$40,000	$926,900	$2,664,838	$4,558,638
Adjusted Amounts Determined by Compensation Committee (30% reduction — as reflected on above-table)	$648,830	$28,000	$648,830	$1,865,386	$3,191,046

(3)	The amounts shown include a 15% increase from the Hay-recommended long-term plan target awards that the Compensation Committee applies each year to account for the immediately taxable nature of the NACCO Long-Term Equity Plan awards. See “— Long-Term Incentive Compensation — Historically — Current NACCO Long-Term Equity Plan” beginning on page 116.

Target total compensation is supplemented by health and welfare benefits and retirement benefits, which consist of both (i) qualified defined contribution plans and (ii) nonqualified defined contribution plans (the “Excess Plans”). Certain NEOs and other employees are also entitled to various frozen retirement benefits. In addition, the Compensation Committee may award discretionary cash and equity bonuses to employees, including the NEOs, although it rarely does so and did not do so for the NEOs in 2016.

Going Forward. Following the spin-off, we expect the Hamilton Beach Holding compensation committee to use similar compensation policies when designing our executive compensation program.

Base Salary

Historically. For 2016, the Compensation Committee determined the base salary for the NEOs by taking into account their individual performance for 2015 and the relationship of their 2015 base salary to the new 2016 salary midpoint for their Hay point level. In general, base salaries are set between 80% and 120% of an employee’s salary midpoint (up to 130% for Mr. Rankin).

The following table sets forth the salary information for each NEO for 2016:

Named Executive Officer	2016 Salary Midpoint ($)	Base Salary For 2016 and as a Percentage of Salary Midpoint ($) (%)		Change Compared to 2015 Base Salary (%)
Alfred M. Rankin, Jr. (1)	$648,830	$576,034	89%	5.0%
Gregory H. Trepp	$654,700	$589,860	90%	4.5%
R. Scott Tidey	$389,200	$346,591	89%	3.1%

(1)	The Compensation Committee reduced Mr. Rankin’s salary midpoint by 30% from the Hay-recommended amount for a stand-alone CEO of NACCO in 2016.

Going Forward. The following table sets forth the salary midpoint, base salary and cash paid in lieu of perquisites for each NEO for 2017:

Named Executive Officer	2017 Salary Midpoint ($)		Base Salary For 2017 and as a Percentage of Salary Midpoint ($)(%)			Change Compared to 2016 Base Salary (%)	Cash in Lieu of Perquisites ($)
Alfred M. Rankin, Jr.	$	[ ]	$	[ ]	[ ] %	[ ] %	$	[ ]
Gregory H. Trepp		$672,700		$644,344	96%	9%		$34,992
R. Scott Tidey		$399,700		$399,700	100%	15%		$19,992

Following the spin-off, we expect the Hamilton Beach Holding compensation committee to use similar methodologies to determine the base salary and perquisite allowances for our executive officers. We expect that the following changes will be made to the salary midpoints, base salaries and cash payments in lieu of perquisites shown for the NEOs on the above table in connection with the spin-off:

•	The unpaid portion of Mr. Rankin’s 2017 base salary and cash payment in lieu of perquisites for periods following the spin-off is expected to be reduced to [ ]% of the amounts shown above.

Incentive Compensation — Historically

Applicable Incentive Compensation Plans. One of the principles of NACCO’s compensation program is that senior management employees, including the NEOs, are compensated based on the performance of the business unit for which the employee has responsibility. As a result, for 2016, (i) the incentive compensation of Mr. Rankin was based on the performance of NACoal and HBB and (ii) the incentive compensation of Messrs. Trepp and Tidey was based on the performance of HBB. The Compensation Committee did not take the performance of KC into account when determining the incentive compensation benefits of NACCO employees for 2016. The table below identifies the incentive compensation plans in which the NEOs participated during 2016:

Named Executive Officer	Incentive Compensation Plans
Alfred M. Rankin, Jr.	NACCO Short-Term Plan NACCO Long-Term Equity Plan
Gregory H. Trepp and R. Scott Tidey	HBB Short-Term Plan HBB Long-Term Cash Plan

Overview. The Compensation Committee believes that a material percentage of the NEOs’ compensation should be contingent on the performance of NACCO and/or the subsidiary for which they are responsible. The performance criteria and target performance levels for the incentive plans are established within the Compensation Committee’s discretion, and are based upon management’s recommendations as to the performance objectives of the particular business for the year. Two types of performance targets are used in the incentive compensation plans:

•	Targets Based on Annual Operating Plans. Certain performance targets are based on forecasts contained in each NACCO subsidiary’s 2016 annual operating plan (“AOP”). With respect to these targets, there is an expectation that these performance targets will be met during the year. If they are not, the participants will not receive all or a portion of the award that is based on these performance criteria. In 2016, the Compensation Committee set most of the financial performance targets under the short-term incentive plans against the 2016 AOPs so that employees would receive an incentive payout if they achieved AOP results in the short-term. However, the entry level and maximum payment limits under these plans were set so that employees would not be over-compensated simply for meeting AOP results.

•	Targets Based on Long-Term Goals. Other performance targets are not based on the 2016 AOPs. Rather, they are based on long-term goals established by the Compensation Committee. Because these targets are not based on the AOPs, it is possible in any given year that the level of actual performance may be above or below the specified performance target for that year. The performance targets under the HBB Long-Term Cash Plan (defined below) are examples of targets that are based on long-term corporate objectives. They are not based on targets established by management and contained in NACCO’s five-year long-range business plan (although there is a correlation between them). These targets represent performance that the Compensation Committee believes NACCO and its subsidiaries should deliver over the long-term, not the performance that is expected in the current year or the near term.

Design of Incentive Program: Use of ROTCE to Establish Maximum Payment Pools. Code Section 162(m) provides that a publicly-traded company may not deduct compensation of more than $1 million that is paid to certain named executive officers for federal income tax purposes unless that compensation is “qualified performance-based compensation.” Among other requirements, prior to the spin-off the performance-based exception to Code Section 162(m) requires that deductible compensation be paid under a plan that has been approved by NACCO’s stockholders. NACCO previously obtained stockholder approval of the following incentive plans that provide benefits to the NEOs (the “162(m) Plans”):

•	The NACCO Industries, Inc. Annual Incentive Compensation Plan (the “NACCO Short-Term Plan”);

•	The NACCO Industries, Inc. Executive Long-Term Incentive Compensation Plan (the “NACCO Long-Term Equity Plan”);

•	The Hamilton Beach Brands, Inc. Annual Incentive Compensation Plan (the “HBB Short-Term Plan”); and

•	The Hamilton Beach Brands, Inc. Long-Term Incentive Compensation Plan (the “HBB Long-Term Cash Plan”).

For each 162(m) Plan, the Compensation Committee establishes a payment pool based on actual results against a pre-established return on total capital employed (“ROTCE”) performance target that is designed to meet the requirements of qualified performance-based compensation under Code Section 162(m). The Compensation Committee believes that use of ROTCE performance measures align the executives’ interests with those of NACCO’s stockholders.

A minimum ROTCE target must be met for any payment to be permitted, and any payment pool to be created, under a particular 162(m) Plan. A maximum ROTCE target establishes the maximum limit, and a maximum payment pool, for awards that can be paid to each covered employee under Code Section 162(m) under a particular 162(m) Plan for the 2016 performance period. ROTCE is calculated as follows:

Earnings Before Interest After-Tax after adjustments

divided by

Total Capital Employed after adjustments

Earnings Before Interest After-Tax is equal to the sum of interest expense, net of interest income, less 38% for taxes (23% for taxes incurred in a legal entity that is eligible to claim percentage depletion or the applicable foreign tax rate for non-US entities), plus consolidated net income from continuing operations. Total Capital Employed is equal to (i) the sum of the average debt and average stockholders’ equity less (ii) average consolidated cash. For purposes of the NACCO Short-Term Plan and the NACCO Long-Term Equity Plan, average debt, stockholders’ equity and consolidated cash are calculated by taking the sum of the balance at the beginning of the year and the balance at the end of each of the next twelve months divided by thirteen. ROTCE is calculated from the NACCO or subsidiary financial statements using average debt, average stockholders’ equity and average cash based on the sum of the balance at the beginning of the year and the balance at the end of each quarter divided by five, which is then adjusted for any non-recurring or special items.

The same ROTCE target was used under the NACCO Short-Term Plan and NACCO Long-Term Equity Plan for 2016. For this purpose, NACCO’s consolidated ROTCE was calculated as follows (in thousands):

2016 Net income	$29,607
Plus: 2016 Interest expense, net	6,186
Less: Income taxes on 2016 interest expense	(2,351)

Earnings Before Interest After-Tax	$33,442
2016 Average stockholders’ equity (12/31/2015 and each of 2016’s quarter ends)	$203,746
2016 Average debt (12/31/2015 and each of 2016’s quarter ends)	151,269
Less: 2016 Average cash (12/31/2015 and each of 2016’s quarter ends)	(49,478)

Total Capital Employed	$305,537
ROTCE (Before Adjustments)	10.9%
Plus: Adjustments to Earnings Before Interest After-Tax	$15,076
Plus: Adjustments to Total Capital Employed	$2,448
NACCO Adjusted Consolidated ROTCE	15.8%

Adjustments to the ROTCE calculation are for non-recurring or special items that were established by the Compensation Committee at the time the ROTCE targets were set, including eliminating from all amounts used in the calculation the after-tax expenses relating to any acquisition or disposition, whether in progress or successful. For 2016, additional ROTCE adjustments related to the after-tax impact of the following costs or expenses only if they were in excess of the amounts included in the 2016 AOPs:

•	any tangible or intangible asset impairment;

•	subsidiary restructuring/store closing costs including reduction in force and inventory liquidation charges;

•	certain subsidiary patent infringement and other litigation and settlement costs;

•	environmental expenses, asset retirement obligations, black lung liability and early lease termination expenses;

•	costs relating to valuation allowances against deferred tax assets; and

•	costs relating to changes in laws and regulations.

The Compensation Committee determined that these items were incurred in connection with improving operations and, as a result, these items should not adversely affect incentive payments, as the actions or events were beneficial or were generally not within the employees’ control. Similar ROTCE calculations (and adjustments) were made under the subsidiary 162(m) Plans in 2016.

For 2016, final ROTCE results under the 162(m) Plans resulted in the following maximum payment pools being available under the 162(m) Plans:

162(m) Plan	2016 Consolidated ROTCE Target for 100% Payout (1)	2016 Adjusted ROTCE Result	2016 Maximum Permitted Payment (% of Target Award)
NACCO Short-Term Plan	3.5%	15.8%	150.0%
NACCO Long-Term Equity Plan (2)	3.5%	15.8%	350.0%
HBB Short-Term Plan	8.0%	31.6%	150.0%
HBB Long-Term Cash Plan	8.0%	31.6%	150.0%

(1)	The 2016 ROTCE targets that were used in the 162(m) Plans are based on NACCO’s consolidated ROTCE for the NACCO incentive plans and HBB’s consolidated ROTCE for the HBB incentive plans. The NACCO and HBB 2016 ROTCE targets were unchanged from those in effect in 2015.
(2)	The general rule is that the cash-denominated awards under the NACCO Long-Term Equity Plan for 2016 may not exceed 350% of the target award levels. However, since the awards payable under the NACCO Long-Term Equity Plan are based on the sum of the payout percentages under the HBB Long-Term Cash Plan and The NACoal Long-Term Incentive Compensation Plan (the “NACoal Long-Term Plan”), if the awards under both such plans achieve the maximum payout results due to extraordinary company results, then the maximum payment permitted under the NACCO Long-Term Equity Plan for each participant is the amount specified in the plan document, which is the greater of $12 million or the fair market value of 500,000 NACCO Class A Common shares.

The Compensation Committee then exercises “negative discretion” under the 162(m) Plans by considering the results of underlying financial and operating performance measures for each applicable subsidiary to determine the final incentive compensation payment for each participant. These underlying financial and operating performance measures are listed in the incentive compensation tables beginning on page 112 and reflect the achievement of specified business goals for 2016 (for those targets that are based on the AOPs) or for future years (for those targets that are based on long-term goals).

Incentive Compensation Tables. When reviewing the incentive compensation tables beginning on page 112, the following factors should be considered:

•	The applicable incentive compensation plan, performance objectives and targets and payout percentages are different for each NEO, depending on his employer.

•	In calculating the final performance results, adjustments were made for various items incurred in connection with improving NACCO’s operations, consistent with the adjustments listed for the ROTCE calculation above.

•	Achievement percentages are based on the formulas contained in underlying performance guidelines adopted annually by the Compensation Committee for each incentive plan. The formulas do not provide for straight-line interpolation from the performance target to the maximum payment target.

•	Target awards for each executive are equal to a specified percentage of the executive’s 2016 salary midpoint, based on the number of Hay points assigned to the position and the appropriate level of incentive compensation targets recommended by the Hay Group and adopted by the Compensation Committee at that level. The Compensation Committee then increases the target awards under the NACCO Long-Term Equity Plan by 15% to account for the immediately taxable nature of the award.

•	The plans have a one-year performance period. However, the Compensation Committee suspended the KC long-term plan for 2016 and did not take KC performance results into account when determining the incentive compensation benefits of the NACCO employees for 2016.

•	Final awards are determined after year-end by comparing actual performance to the pre-established performance targets that were set by the Compensation Committee.

•	The Compensation Committee, in its discretion, may decrease or eliminate awards. The Compensation Committee, in its discretion, may also increase awards and may approve the payment of awards where business unit performance would otherwise not meet the minimum criteria set for payment of awards, although it rarely does so and, in the case of the NEOs, is prohibited from doing so under the 162(m) Plans.

•	Short-term plan awards are paid annually in cash. Except for earlier payments in the case of retirement, death, disability and other limited circumstances, HBB Long-Term Cash Plan awards are paid in cash after a three-year holding period. NACCO Long-Term Equity Plan awards are paid annually in a combination of cash and restricted shares of NACCO Class A Common. The restricted shares are generally subject to a ten-year holding period.

•	All NEO incentive awards are fully vested when granted.

Incentive Compensation — Going Forward

Following the spin-off, the incentive compensation for all Hamilton Beach Holding employees, including the NEOs, will be judged against the attainment of specific corporate financial and operating targets that relate solely to the performance of Hamilton Beach Holding and its subsidiaries. We expect the Hamilton Beach Holding compensation committee will continue to use performance targets based on both the annual operating plan and on long-term goals and that the incentive compensation plans will be designed to satisfy the qualified performance-based compensation exception of Code Section 162(m). We also expect that a substantial portion of the short-term and long-term compensation for the Hamilton Beach Holding employees will continue to depend on the extent to which our ROTCE performance meets long-term financial objectives.

Short-Term Incentive Compensation — Historically

Depending on the NEO’s position, the short-term plans were designed to provide target short-term incentive compensation between 50% and 100% of each participant’s 2016 salary midpoint. The following table shows the short-term target awards and payouts approved by the Compensation Committee for each NEO for 2016:

Named Executive Officer and Short-Term Plan	(A) 2016 Salary Midpoint ($)	(B) Short-Term Plan Target as a % of Salary Midpoint (%)	(C) = (A)x(B) Short-Term Plan Target ($)	(D) Short-Term Plan Payout as % of Target (%) (1)	(E) = (C) x (D) Short-Term Plan Payout ($)
Alfred M. Rankin, Jr. (NACCO Short-Term Plan)	$648,830	100%	$648,830	118.5%	$768,864
Gregory H. Trepp (HBB Short-Term Plan)	$654,700	70%	$458,290	115.7%	$530,242
R. Scott Tidey (HBB Short-Term Plan)	$389,200	50%	$194,600	115.7%	$225,152

(1)	Refer to the tables below for detailed calculations of the 2016 payout percentages for each short-term plan.

The following tables show the performance criteria established by the Compensation Committee for 2016 under the short-term incentive plans to determine final incentive compensation payments for the NEOs.

HBB Short-Term Plan for Messrs. Trepp and Tidey:

Performance Criteria	(A) Weighting	Performance Target	Performance Result	(B) Achievement Percentage	(A) x (B) Payout Percentage
HBB Adjusted Net Income	20%	$23,202,041	$27,826,177	150.0%	30.0%
HBB Adjusted Net Sales	40%	$628,102,916	$610,044,473	72.9%	29.2%
HBB Adjusted ROTCE	20%	21.6%	32.6%	150.0%	30.0%
HBB Adjusted Operating Profit Margin	20%	6.3%	7.4%	132.4%	26.5%
Final Payout Percentage — HBB					115.7	%(1)

(1)	An additional performance target continued to apply to the HBB Short-Term Plan for 2016. Unless HBB’s Adjusted Operating Profit Margin exceeded 4% for the year, the final payout percentage under the plan would be reduced by up to 40% from the amount otherwise determined under the formula shown above. This target acts as an additional control which was designed to reflect the Compensation Committee’s view that full incentive compensation payments should not be paid if HBB does not meet a minimum Operating Profit Margin threshold for the year. Because HBB’s Adjusted Operating Profit Margin exceeded 4% in 2016, no reduction occurred.

NACCO Short-Term Plan for Mr. Rankin. For 2016, incentive compensation under the NACCO Short-Term Plan was based on performance against specific business objectives of HBB and NACoal for the year, as identified in each subsidiary’s short-term plan.

Performance Criteria	Initial Weighting at Subsidiary Level	Weighting	(A) Payment Factor	Performance Target	Performance Result	(B) Achievement Percentage	(A) x (B) Payout Percentage
HBB Adjusted Net Income (1)	20%	50%	10.00%	$23,202,041	$27,826,177	150.0%	15.0%
HBB Adjusted ROTCE (1)	20%	50%	10.00%	21.6%	32.6%	150.0%	15.0%
HBB Adjusted Operating Profit Margin (1)	20%	50%	10.00%	6.3%	7.4%	132.4%	13.2%
HBB Adjusted Net Sales (1)	40%	50%	20.00%	$628,102,916	$610,044,473	72.9%	14.6%
HBB Total							57.8%
NACoal Adjusted Operating Profit Dollars	50.0%	50%	25.00%	$24,745,354	$29,221,587	136.2%	34.1%
NACoal Project Focus List (2)	27.5%	50%	13.80%	—	—	101.7%	14.0%
NACoal Centennial Cash Flow (3)	7.5%	50%	3.80%	—	—	133.7%	5.1%
NACoal Centennial Wind Down (4)	7.5%	50%	3.70%	—	—	65.8%	2.4%
NACoal Adjusted MLMC ROTCE (5)	7.5%	50%	3.70%	—	—	137.5%	5.1%
NACoal Total							60.7%
Final Payout Percentage —Mr. Rankin							118.5%

(1)	Refer to the HBB Short-Term Plan table above for a description of these performance factors.
(2)	The NACCO Short-Term Plan table does not disclose the NACoal Project Focus List targets or results due to their competitively sensitive nature. They are highly specific, task-oriented goals. Among other things, they identify specific future projects, customers and contracts. During 2016, the following factors influenced the Compensation Committee’s rating of NACoal’s performance on the Project Focus List performance factor: NACoal completed a comprehensive review and update of the life-of-mine plan for Mississippi Lignite Mining Company (“MLMC”), a subsidiary of NACoal, which resulted in reductions in projected future operating costs and deferral and reductions in projected future capital costs. NACoal advanced work on several key strategic growth initiatives. NACoal assisted and supported Navajo Transitional Energy Company (“NTEC”) in activities required for the completion of NTEC’s purchase of the Navajo Mine, a coal mine located in Navajo Nation in the state of New Mexico, and completed activities to allow NACoal’s subsidiary, Bisti Fuels Company, LLC, to take over operation of the Navajo Mine on January 1, 2017. Coyote Creek Mining Company, LLC completed significant work that led to the successful startup of the mine and contractually required initial deliveries in mid-2016. Liberty Fuels Company, LLC continued to support its customer by refining processes related to supplemental coal processing systems, temporarily assigning employees to meet customer needs and supporting customer startup and testing activities at the customer’s facility. The Compensation Committee believed that NACoal could meet certain targets outlined in the 2016 Project Focus List, since they were designed to be reasonably achievable with strong management performance.
(3)

Centennial Natural Resources, LLC (“Centennial”) is a subsidiary of NACoal. The Compensation Committee believes that Centennial Cash Flow is a useful measure of performance because it measures the extent to which management is able to generate cash to cover Centennial cash requirements. Centennial Cash Flow does not have any standardized meaning prescribed by Generally Accepted Accounting Principles (“GAAP”) and therefore may not be comparable to similar measures used by other companies. NACCO defined this performance factor as earnings before interest, taxes, depreciation and amortization, excluding non-cash adjustments including stockpile inventory variation, tangible or intangible asset impairment charges and changes to the asset retirement obligation (“ARO”) due to changes in assumptions and accretion plus proceeds from the sale or other disposition of any Centennial related assets or supply inventory under the care and custody of Centennial, less capital expenditures, gain/loss on the sale of any Centennial related assets or supply inventory under the care and custody of Centennial, reclamation spending for asset retirement obligations and advance royalty payments. NACCO does not disclose the Centennial Cash Flow targets or results due to their competitively sensitive nature. For 2016, the Compensation Committee believed NACoal could meet this target, since it was designed to be reasonably achievable with strong management performance.
(4)	Centennial ceased operations at year-end 2015. The Compensation Committee believes that Centennial Wind Down is a useful measure of performance because it measures the extent to which management is able to take actions which reduce future liabilities or period costs related to Centennial. Centennial Wind Down does not have any standardized meaning prescribed by GAAP. NACCO defined this performance factor as the before-tax net present value of all related cash flows (including, but not limited to, NACoal Royalty Company) of any transactions with third parties completed by December 31, 2016 that reduce Centennial’s ARO or relieve Centennial of future expenses included as period costs in the mine plan. The impact of transactions taken into account under the Centennial Wind Down performance factor were excluded from the Centennial Cash Flow performance factor. NACCO does not disclose the Centennial Wind Down targets or results due to their competitively sensitive nature. For 2016, the Compensation Committee believed NACoal could meet this target, since it was designed to be reasonably achievable with strong management performance.
(5)	NACCO does not disclose the MLMC ROTCE target or result due to its competitively sensitive nature. For 2016, the Compensation Committee believed NACoal could meet this target, since it was designed to be reasonably achievable with strong management performance.

Short-Term Incentive Compensation — Going Forward

The table below shows the short-term target awards previously approved by the Compensation Committee for each NEO for 2017:

Named Executive Officer and Short-Term Plan	(A) 2017 Salary Midpoint ($)			(B) Short-Term Plan Target as a % of Salary Midpoint (%)	(C) = (A)x(B) Short-Term Plan Target ($)
Alfred M. Rankin, Jr. (NACCO Short-Term Plan)	$	[	]	[ ]%	$	[	]
Gregory H. Trepp (HBB Short-Term Plan)		$672,700		70%		$470,890
R. Scott Tidey (HBB Short-Term Plan)		$399,700		50%		$199,850

We expect that the short-term incentive compensation benefits of Hamilton Beach Holding employees for 2017 will not be changed following the spin-off, except as follows:

•	Mr. Rankin’s 2017 award under the NACCO Short-Term Plan will be pro-rated based on his pre-spin service with the NACCO-wide group. He will also receive a separate pro-rata award for post-spin service with Hamilton Beach Holding under the HBB Short-Term Plan.

Other than annually reviewing the performance measures, weightings and/or targets for the HBB Short-Term Plan based on (1) management recommendations as to the performance objectives of a particular business unit and (2) the Compensation Committee’s consideration of whether changes are needed to better incentivize groups of employees, we do not expect the Hamilton Beach Holding compensation committee to make any major substantive changes to the HBB Short-Term Plan in 2018.

Long-Term Incentive Compensation — Historically

In General. The purpose of each of NACCO’s long-term incentive compensation plans is to enable senior management employees to accumulate capital through managerial performance, which the Compensation Committee believes contributes to future success. The long-term incentive plans require long-term commitment on the part of our senior management employees, and cash withdrawals or stock sales are generally not permitted for a number of years. Rather, the awarded amount is effectively invested in the company for an extended period which encourages executives to focus on long-term profitability and which strengthens the tie between stockholders’ and the NEOs’ long-term interests.

Those individual NEOs who have a greater impact on our long-term strategy receive a higher percentage of their compensation as long-term compensation. In general, the Compensation Committee does not consider an NEO’s long-term incentive award for prior periods when determining the value of a long-term incentive award for the current period because it considers those prior awards to represent compensation for past services. The Compensation Committee only grants equity-based compensation to certain senior executives at NACCO headquarters.

Depending on the NEO’s position, the long-term plans were designed to provide target long-term incentive compensation between 70% and 250% of the NEO’s 2016 salary midpoint (increased by 15% for participants in the NACCO Long-Term Equity Plan as described below). The table below shows the long-term target awards and payouts approved by the Compensation Committee for each NEO for 2016:

Named Executive Officer and Long-Term Plan	(A) Salary Midpoint ($)	(B) Long-Term Plan Target as a % of Salary Midpoint ($)(1)	(C)=(A)x(B) Long-Term Plan Target ($)	(D) Long- Term Plan Payout as a% of Target (%)(2)	(E)=(C)x(D) Cash-Denominated Long-Term Plan Payout ($)(3)(4)	(F) Fair Market Value of Long-Term Plan Payout ($)(3)(4)
Alfred M. Rankin, Jr. (NACCO Long-Term Equity Plan)	$648,830	287.5%	$1,865,386	152.1%	$2,837,252	$3,435,782
Gregory H. Trepp (HBB Long-Term Cash Plan)	$654,700	130%	$851,110	108.5%	$923,454	N/A
R. Scott Tidey (HBB Long-Term Cash Plan)	$389,200	70%	$272,440	108.5%	$295,597	N/A

(1)	The target percentage for Mr. Rankin in the NACCO Long-Term Equity Plan includes a 15% increase from the Hay-recommended long-term plan target award that the Compensation Committee applies each year to account for the immediately taxable nature of the NACCO Long-Term Equity Plan awards. See “— Long-Term Incentive Compensation — Historically — Current NACCO Long-Term Equity Plan” beginning on page 116.
(2)	Refer to the tables below for detailed calculations of the 2016 payout percentages for each long-term plan.
(3)	Awards under the HBB Long-Term Cash Plan are calculated and paid in dollars. There is no difference between the amount of the cash-denominated awards and the fair market value of the awards under that plan.
(4)	Awards under the NACCO Long-Term Equity Plan are initially denominated in dollars. The amounts shown in columns (C) and (E) reflect the dollar-denominated target and actual awards. This is the amount that is used by the Compensation Committee when analyzing the total compensation of the NEOs who receive equity compensation. The dollar-denominated awards are then paid to the participants in a combination of cash (approximately 35%) and restricted shares of NACCO Class A Common (approximately 65%). The amount shown in column (F) is the sum of (i) the cash distributed and (ii) the grant date fair value of the stock that was distributed for the 2016 NACCO Long-Term Equity Plan awards. This amount is computed in accordance with FASB ASC Topic 718. See Note (2) to the consolidated financial statements in NACCO’s Annual Report on Form 10-K for the year ended December 31, 2016 for more information regarding the accounting treatment of NACCO equity awards. This is the same amount that is disclosed in the Summary Compensation Table on page 102. The shares were valued on the date on which the NACCO Long-Term Equity Plan awards were approved by the Compensation Committee. The difference in the amounts disclosed in columns (E) and (F) is due to the fact that the value shown in Column (E) was calculated using the formula share price of $52.603 (explained below), while the grant date fair value in Column (F) was calculated using $69.675, which is the average of the high and low share price on the date the shares were granted. As permitted under the NACCO Long-Term Equity Plan, at the time the stock awards were issued, Mr. Rankin surrendered a portion of his shares (6,579 shares) to NACCO to pay for additional tax withholding obligations associated with the award.

The terms of, and 2016 payout calculations for, each long-term plan are described below.

Current HBB Long-Term Cash Plan for Messrs. Trepp and Tidey. HBB Long-Term Cash Plan awards are subject to the following rules:

•	The grant date of the award is the January 1st following the end of the award year. All awards are fully vested when granted.

•	Awards approved by the Compensation Committee are credited to separate sub-accounts established for each participant for each award year. The sub-accounts are credited with 2% interest each year. After year-end, while a participant remains actively employed, additional interest is credited based on a formula that takes into account the final payout percentage under the HBB Long-Term Cash Plan for the year, with a maximum of 14%.

•	Each sub-account is paid at the earliest of death, disability, retirement, change in control or on the third anniversary of the grant date of the award.

The following table shows the information for awards granted to NEOs under the HBB Long-Term Cash Plan for 2016:

Performance Criteria	(A) Weighting	Performance Target(1)	Performance Result(1)	(B) Achievement Percentage	(A) x (B) Payout Percentage
HBB Adjusted Long-Term Net Sales	50%	—	—	116.9%	58.5%
HBB Adjusted Long-Term Operating Profit Margin	50%	—	—	100.0%	50.0%
Final Payout Percentage — HBB					108.5	%(2)

(1)	The Compensation Committee only uses two financial metrics under the HBB Long-Term Cash Plan—net sales and operating profit margin. The use of these metrics reflects our focus on increasing profitability at HBB over the long-term. We do not disclose the long-term HBB net sales or operating profit margin targets or results because they would reveal competitively sensitive long-term financial information, as well as our long-range business plans, to our competitors. The Compensation Committee believed HBB could meet the 2016 long-term sales target but did not believe that HBB could meet the 2016 long-term operating profit margin target.
(2)	The additional Adjusted Operating Profit Margin performance target described in footnote (1) to the HBB Short-Term Plan table on page 112 also applied to the HBB Long-Term Cash Plan in 2016. As stated therein, because HBB’s Adjusted Operating Profit Margin exceeded that threshold, HBB Long-Term Cash Plan payouts were not reduced for 2016.

Current NACCO Long-Term Equity Plan. Target awards under the NACCO Long-Term Equity Plan are initially expressed in a dollar amount equal to a percentage of the participant’s salary midpoint based on the number of Hay points assigned to the executive’s position and the long-term incentive compensation targets for that Hay point level recommended by the Hay Group and adopted by the Compensation Committee. The Compensation Committee then increases these amounts by 15% to account for the immediately taxable nature of the equity awards.

Approximately 65% of the awards are distributed in shares of NACCO restricted stock and the remaining 35% is distributed in cash to approximate initially the income tax withholding obligation for the stock. The actual number of shares of stock issued is determined by taking the dollar value of the stock component of the award and dividing it by a formula share price. For this purpose, the formula share price is calculated as the lesser of:

•	The average closing price of NACCO Class A Common stock on the NYSE at the end of each week during the prior calendar year (2015) (or such other previous calendar year as determined by the Compensation Committee no later than the 90th day of the performance period) — which was $52.603; or

•	The average closing price of NACCO Class A Common stock on the NYSE at the end of each week during the 2016 performance period — which was $63.232.

Participants have all of the rights of a NACCO stockholder, including the right to vote and receive dividends upon receipt of the shares. The full amount of the award, including the fair market value of the restricted shares on the date of grant, is fully taxable to the participant. However, the award shares are subject to transfer restrictions for a period of ten years from the last day of the performance period. The transfer restrictions lapse earlier in the event of (i) the participant’s death or permanent disability; or (ii) five years (or earlier with the approval of the Compensation Committee) from the date of retirement. The Compensation Committee has the right to release the restrictions at an earlier date, but rarely does so except in the case of the release of a limited number of shares for the payment of educational and medical expenses or home purchases, as permitted under the terms of the plan. No early release requests were requested by or granted to the NEOs in 2016.

Any gain participants realize in the long-run from awards that are issued under the NACCO Long-Term Equity Plan depends on what management does to drive the financial performance of NACCO and increase the stock price. This is because the restricted shares of NACCO Class A Common that are awarded under the NACCO Long-Term Equity Plan generally may not be transferred for ten years following the last day of the award year. During the holding period, the ultimate value of the shares is subject to change based on the value of the shares of NACCO Class A Common. The value of the award is enhanced as the value of NACCO Class A Common increases or is reduced as the value of the stock decreases. Thus, the awards provide the executives with an incentive over the holding period to increase the value of NACCO, which is expected to lead to long-term return to stockholders. The Compensation Committee believes that this encourages executives to maintain a long-term focus on company profitability, which is also in the company’s best interests.

As a result of the annual equity grants under the NACCO Long-Term Equity Plan and the corresponding transfer restrictions, the number of shares of NACCO Class A Common that an executive holds generally increases each year. Consequently, these executives will continue to have or accumulate exposure to long-term performance notwithstanding any short-term changes in the price of shares of NACCO Class A Common. This increased exposure strongly aligns the long-term interests of the NEOs with those of other NACCO stockholders.

For 2016, the incentive compensation for Mr. Rankin under the NACCO Long-Term Equity Plan was based on performance against specific business objectives of HBB and NACoal for the year, as identified in each subsidiary’s long-term plan.

Current NACCO Long-Term Equity Plan for Mr. Rankin:

Performance Criteria	(A) Initial Weighting Subsidiary Level	(B) Weighting	(C) = (A) x (B) Payment Factor	Performance Target	Performance Result	(D) Achievement Percentage	(E) = (C) x (D) Payout Percentage
HBB Adjusted Long-Term Operating Profit Margin (1)	50%	50%	25.0%	—	—	100.0%	25.0%
HBB Adjusted Long-Term Net Sales (1)	50%	50%	25.0%	—	—	116.9%	29.2%
HBB Total							54.2%
NACoal Adjusted Operating Profit Dollars (1)	70.0%	50%	35.0%	$24,745,354	$29,221,587	136.2%	47.7%
NACoal Centennial Cash Flow (1)	7.5%	50%	3.8%	—	—	133.7%	5.1%
NACoal Centennial Wind Down (1)	7.5%	50%	3.7%	—	—	65.8%	2.4%
NACoal MLMC Adjusted ROTCE (1)	15.0%	50%	7.5%	—	—	137.5%	10.3%
NACoal Regular LTIP Award							65.5%
NACoal Special Project Award (2)	100%	50%	50.0%	—	—	64.8%	32.4%
NACoal Total							97.9%
Final Payout Percentage —Mr. Rankin							152.1%

(1)	Refer to the HBB Long-Term Cash Plan table beginning on page 116 and the NACCO Short-Term Plan table beginning on page 113 for a description of these performance factors.
(2)	The NACoal “Special Project Award” (if any) is calculated based on the present value of a new or extended project (determined based on the forecasted net income and cost of capital over the life of the project (which could be 40 years) based on the contract terms, including a present value calculation over the life of the contract) against a pre-determined target established by the Compensation Committee for the award year. The annual payout percentage for the Special Project Award ranges from 0% to 200%. This table does not include the Special Project Award targets or results due to the competitively sensitive nature of that information. During 2016, the following publicly known new projects influenced the Compensation Committee’s rating of NACoal’s performance on the Special Project Award: NACoal, through specially formed subsidiaries, entered into a new multi-year contract to provide dragline mining services for a new customer at the customer’s quarries located in central Florida and, through its North American Mining division, amended and extended an existing contract with a current customer to add five additional years to this contract and expand the number of quarries where it provides dragline mining services. The Compensation Committee did not expect NACoal to meet the Special Project Award performance target for 2016 due to the depressed outlook for the mining industry in recent years.

Current Discretionary Restricted Stock Awards. NACCO also maintains the NACCO Industries, Inc. Supplemental Executive Long-Term Incentive Bonus Plan (the “NACCO Supplemental Equity Plan”), which gives the Compensation Committee the flexibility to provide additional discretionary equity compensation. The Compensation Committee did not grant any awards under this plan for services performed in 2016.

Long-Term Incentive Compensation — Going Forward

The table below shows the long-term target awards previously approved by the Compensation Committee for each NEO for 2017:

Named Executive Officer and Long-Term Plan	(A) 2017 Salary Midpoint ($)			(B) Long-Term Plan Target as a % of Salary Midpoint ($)	(C)=(A)x(B) 2017 Long- Term Plan Target ($)
Alfred M. Rankin, Jr. (NACCO Long-Term Equity Plan)(1)	$	[	]	[ ]%	$	[	]
Gregory H. Trepp (HBB Long-Term Cash Plan)		$672,700		150%		$1,009,050
R. Scott Tidey (HBB Long-Term Cash Plan)		$399,700		70%		$279,790

(1)	The target percentage for Mr. Rankin in the NACCO Long-Term Equity Plan includes a 15% increase from the Hay-recommended long-term plan target award that the Compensation Committee applies each year to account for the immediately taxable nature of the NACCO Long-Term Equity Plan awards. See “— Long-Term Incentive Compensation — Historically — Current NACCO Long-Term Equity Plan” beginning on page 116.

We expect that the long-term incentive compensation benefits of Hamilton Beach Holding employees for 2017 will change following the spin-off as follows:

•	There will not be any changes for 2017 for HBB employees who currently participate in the HBB Long-Term Cash Plan, including Messrs. Trepp and Tidey. They will remain in the current HBB Long-Term Cash Plan and will receive cash-based awards with a three-year holding period calculated using previously determined HBB performance factors.

•	Hamilton Beach Holding will adopt a new equity-based long-term incentive compensation plan that will apply to Mr. Rankin, who currently participates in the NACCO Long-Term Equity Plan as described in more detail below.

•	Hamilton Beach Holding will also adopt an additional equity-based long-term incentive compensation plan that gives the Hamilton Beach Holding compensation committee the flexibility to provide discretionary equity awards to employees, as described in more detail below.

•	Mr. Rankin’s 2017 award under the NACCO Long-Term Equity Plan will be pro-rated based on his pre-spin service with the NACCO-wide group. He will receive a separate, pro-rata award for post-spin service with Hamilton Beach Holding under the HBHC Long-Term Equity Plan.

•	The performance factor for 2017 under the new Hamilton Beach Holding Long-Term Equity Plan will be based on Hamilton Beach Holding’s post-spin ROTCE.

In addition to adopting the new Hamilton Beach Holding equity plans, we expect that the Hamilton Beach Holding compensation committee will also take the following actions following the spin-off:

•	determine regulatory requirements to potentially expand eligibility in the HBHC Long-Term Equity Plan to employees outside the U.S. in compliance with local securities law requirements;

•	allow certain non-executive and non-U.S. employees to continue to participate in the HBB Long-Term Cash Plan in lieu of the HBHC Long-Term Equity Plan going forward; and

•	annually reviewing the performance measures, weightings and/or targets for the long-term incentive plan based on (1) management recommendations as to the performance objectives of a particular business unit and (2) the compensation committee’s consideration of whether those changes are needed to better incentivize groups of employees.

Outstanding Equity Awards at 2016 Fiscal Year-End

Messrs. Trepp and Tidey do not currently participate in any equity-based compensation plans. Mr. Rankin participates in the NACCO Long-Term Equity Plan. Awards are based on one-year performance periods and are immediately vested and paid when approved by the Compensation Committee. Therefore, no equity awards remain outstanding for the year ended December 31, 2016.

New Hamilton Beach Holding Equity Plans

The Compensation Committee believes that it is important that management incentives be aligned with the performance of our business following the spin-off and the best way to accomplish this is pursuant to grants of our Class A Common under an equity incentive plan. As a result, we expect the Hamilton Beach Holding compensation committee to approve, and our Board to adopt (i) the HBHC Long-Term Equity Plan and (ii) the Hamilton Beach Brands Holding Company Supplemental Executive Long-Term Incentive Bonus Plan, referred to as the HBHC Supplemental Equity Plan (collectively, the Hamilton Beach Holding Equity Plans) prior to, but effective as of, the spin-off date and contingent upon the consummation of the spin-off.

The Hamilton Beach Holding Equity Plans will enable employees of Hamilton Beach Holding and its subsidiaries to accumulate capital through managerial performance, which will contribute to the future success of our business. As with the current NACCO Long-Term Equity Plan, the Hamilton Beach Holding Equity Plans will require long-term commitment on the part of our employees because the transfer of shares acquired under the HBHC Equity Plans will generally not be permitted for up to ten years from the end of the performance period.

The current HBB Long-Term Cash Plan and the NACCO Long-Term Equity Plan permit the applicable compensation committee to use ROTCE as the performance criteria for awards under the plans. It is expected that the Hamilton Beach Holding compensation committee will generally use our ROTCE as the primary performance criteria for determining the minimum and maximum payout pool under the HBHC Long-Term Equity Plan after the spin-off.

We believe that awards under the Hamilton Beach Holding Equity Plans will promote a long-term focus on our profitability due to the up to ten-year holding period under the plans. Under the plans, although a recipient may receive a payout after the end of a performance period, the recipient is effectively required to hold the noncash portion of the payout for up to ten years. This is because the shares of our Class A Common that are distributed under the plans generally may not be transferred for up to ten years following the last day of the performance period. During the restriction period, the ultimate value of a payout is subject to change based upon the value of the shares of our Class A Common. The value of the award is enhanced as the value of our Class A Common appreciates or is decreased as the value of the shares of our Class A Common depreciates, and thus the awards provide the recipient with an incentive over the up to ten-year period to increase the value of our company, to be reflected in the increased value of the shares of our Class A Common. The restriction period is specifically designed to reduce the risks that employees will take unnecessary risk in order to increase stock price in the short-term.

The following descriptions of the Hamilton Beach Holding Equity Plans are summaries of certain provisions that are expected to be in the final versions of the plans and are subject to change prior to completion of the spin-off.

General Description of New Hamilton Beach Holding Long-Term Equity Plan

Purpose. The purpose of the HBHC Long-Term Equity Plan will be to further our long-term profits and growth by enabling Hamilton Beach Holding and its subsidiaries to motivate, attract and retain key employees by offering the opportunity to provide long-term incentives to those key employees of Hamilton Beach Holding and its subsidiaries who will be in a position to make significant contributions to such profits and growth while at the same time preserving the deductibility of all or a portion of the long-term incentive compensation awards that may be made under the HBHC Long-Term Equity Plan to such employees. To accomplish these objectives, the HBHC Long-Term Equity Plan will provide for restricted stock awards.

Administration and Eligibility. The HBHC Long-Term Equity Plan will be administered by the Hamilton Beach Holding compensation committee. Salaried employees of Hamilton Beach Holding and its subsidiaries who, in the judgment of the compensation committee, occupy key management positions will be eligible to participate in the HBHC Long-Term Equity Plan. Immediately following the spin-off, we expect the compensation committee to designate approximately 44 employees to become participants in the HBHC Long-Term Equity Plan and eligible to receive awards for 2018. For the remainder of 2017 post-spin, participation will be limited to Mr. Rankin. The Hamilton Beach Holding compensation committee will identify post-2017 plan participants and applicable performance objectives for each year prior to the 90th day of each year, although new participants may be added at a later date, subject to restrictions under Code Section 162(m). We intend to review the requirements of securities laws and other laws applicable to salaried employees located outside the U.S. in order to determine whether they should be eligible to participate in such plan.

Awards. For the remainder of 2017, we expect the Hamilton Beach Holding compensation committee to grant target awards to certain senior management employees in the amounts described under “— Post Spin-Off 2017 Awards” below. Each year, beginning in 2018, our compensation committee will establish a dollar-denominated target level of long-term incentive opportunity for each participant. The awards will be expressed in a dollar amount equal to a percentage of the participant’s salary midpoint based on the number of Hay points assigned to the participant’s position and the Hay Group’s long-term incentive compensation recommendations for that Hay point level. These amounts will then be increased by 15% to account for the immediately taxable nature of the awards. No minimum or threshold award levels will be established. However, maximum award levels will be established for certain performance objectives. The maximum award level represents the maximum amount of an incentive award that may be paid to a participant for a performance period, even if the maximum performance level is exceeded. Under no circumstances will the amount paid to any participant in a single calendar year as a result of awards under the HBHC Long-Term Equity Plan exceed the greater of $[            ] or the fair market value of [            ] award shares, determined at the time of payment.

Awards after 2017 under the HBHC Long-Term Equity Plan will be made to participants for performance periods of one or more years (or portions thereof) in amounts determined pursuant to performance goals and a formula which will be based upon specified performance objectives of us and/or our subsidiaries. Different participants may be subject to different performance goals and formulas. The performance objectives for any award (or portion thereof) that is designated by the compensation committee to be a “qualified performance-based award” under Code Section 162(m) will be established by the compensation committee not later than the 90th day of the performance period on which the award is to be based. The compensation committee must verify that the performance thresholds and any other material terms were met or exceeded prior to payment of any final award. However, the compensation committee retains discretionary authority to increase or decrease the amount of any award that would otherwise be payable to a participant (except with respect to awards for covered employees under Code Section 162(m), which may only be decreased).

In the event of a change in control (as defined in the HBHC Long-Term Equity Plan), participants will be entitled to receive a pro rata award for the year, in an amount equal to the target award for the year, pro-rated to reflect the period of time the participant was employed prior to the change in control.

Awards will be allocated by the compensation committee between a cash component, to be paid in cash, and the equity component, to be paid in shares of Hamilton Beach Holding Class A Common, referred to as Hamilton Beach Holding Award Shares. We expect that approximately 65% of each award will generally be distributed in Hamilton Beach Holding Award Shares. However, the Hamilton Beach Holding compensation committee may alter this percentage from time to time. Our compensation committee will have the power to adjust the percentage of each award that is paid in stock, subject to any restrictions under Code Section 162(m) and awards that are payable to nonresident alien employees may be paid entirely in cash, depending on local law restrictions or requirements. The number of Hamilton Beach Holding Award Shares issued to a participant in any award will be determined by taking the amount of the stock component of the award and dividing it by the average share price. For all awards after 2018, the number of shares will be based upon the lesser of (i) the average closing price of Hamilton Beach Holding Class A Common on the NYSE at the end of each week during the year preceding commencement of the award year (or such other previous calendar year as determined by the compensation committee) or (ii) the average closing price of Hamilton Beach Holding Class A Common on the NYSE at the end of each week of the applicable performance period. For 2017 and 2018 awards, the average sale price used to determine the number of shares will be based upon a formula that will calculate a composite of the share value of NACCO Class A Common and Hamilton Beach Holding Class A Common. Once awarded, Hamilton Beach Holding Award Shares are not subject to any forfeiture or risk of forfeiture under any circumstances. Accordingly, when a participant receives Hamilton Beach Holding Award Shares as part of an award, he/she will immediately be entitled to all of the rights of a stockholder, including voting, dividend and other ownership rights, except that the transferability of the Hamilton Beach Holding Award Shares is restricted in a manner and to the extent prescribed by the compensation committee for a period of time, which may be up to ten years from the end of the performance period.

Under the terms of the HBHC Long-Term Equity Plan, a maximum of [            ] shares of Class A Common (subject to adjustment for stock splits or similar changes) will be available to be issued as Hamilton Beach Holding Award Shares. The full amount of each final award, including the value of the Hamilton Beach Holding Award Shares, will be fully taxable to the participant when received.

Post Spin-Off 2017 Awards. We do not expect the Hamilton Beach Holding compensation committee to grant any awards under the HBHC Long-Term Equity Plan to Messrs. Trepp or Tidey for 2017. Rather, for the remainder of 2017, these NEOs will continue to participate in the current HBB Long-Term Cash Plan with no changes to their target awards or performance factors. We expect the Hamilton Beach Holding compensation committee to make a grant of a target equity award under the HBHC Long-Term Equity Plan to Mr. Rankin based on post-spin services for Hamilton Beach Holding that will replace part of the 2017 target award that was granted under the NACCO Long-Term Equity Plan. Accordingly, the following are estimated target awards for the performance period ending December 31, 2017 for the NEOs:

Named Executive Officer	HBHC Long-Term Equity Plan 2017 Target Award
Alfred M. Rankin, Jr.	$	[ ]	(1)
Gregory H. Trepp		$0
R. Scott Tidey		$0

(1)	This amount is the 2017 target award that was granted to Mr. Rankin under the NACCO Long-Term Equity Plan. We expect he will receive a portion of this award under the HBHC Long-Term Equity Plan and a portion under the NACCO Long-Term Equity Plan, pro-rated based on pre-spin and post-spin service for each company during 2017.

The amounts shown above are being recommended to the Hamilton Beach Holding compensation committee that will be established effective as of the spin-off date. There is no guarantee that these target awards will be approved and adopted by the new compensation committee. However, the current HBB compensation committee and members of HBB management believe that it is important that, subject to any legal restrictions, all senior executives, including the NEOs, have the opportunity to receive equity-based compensation beginning in 2018 in order to align the executive’s interests with the interests of our stockholders. Basing Mr. Rankin’s target equity awards under the HBHC Long-Term Equity Plan on the amount of his current 2017 target awards under the NACCO Long-Term Equity Plan is reasonable because both plans are long-term incentive compensation plans and the current NACCO compensation committee has already approved the reasonableness of the 2017 target awards under the NACCO Long-Term Equity Plan. We expect that the performance target for the 2017 awards under the HBHC Long-Term Equity Plan will be Hamilton Beach Holding ROTCE calculated for the period of 2017 following the spin-off.

The Hamilton Beach Holding compensation committee will designate future participants and adopt the performance objectives and targets for future awards within 90 days of the applicable performance period. Under the terms of the HBHC Long-Term Equity Plan, the permissible performance objectives may be described in terms of Hamilton Beach Holding-wide objectives or objectives that are related to the performance of the individual participant or any subsidiary, division, business unit, department, region, function or other organizational unit of the company or its subsidiaries. Performance objectives may be measured on an absolute or relative basis. Different groups of participants may be subject to different performance objectives for the same performance period. Relative performance may be measured against other companies or subsidiaries, divisions, departments, regions, functions or other organizational units within such other companies, or against an index or one or more of the performance objectives themselves. Performance objectives will be based on one or more, or a combination, of the following criteria, or the attainment of specified levels of growth or improvement in one or more of the following criteria: return on equity, return on total capital employed, diluted earnings per share, total earnings, earnings growth, return on capital, return on assets, return on sales, safety, compliance with regulatory/environmental requirements, earnings before interest and taxes, revenue, revenue growth, gross margin, net or standard margin, return on investment, increase in the fair market value of shares, share price (including, but not limited to, growth measures and total stockholder return), profit, net earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), inventory turns, financial return ratios, market share, earnings measures/ratios, economic value added, balance sheet measurements (such as receivable turnover), internal rate of return, customer satisfaction surveys or productivity, net income, operating profit or increase in operating profit, market share, increase in market share, sales value increase over time, economic value income, economic value increase over time, expected value of new projects or extensions of new or existing projects, development of new or existing projects, adjusted standard margin or net sales.

General Description of Hamilton Beach Holding Supplemental Equity Plan

Purpose. The purpose of the HBHC Supplemental Equity Plan is to further our long-term profits and growth by enabling Hamilton Beach Holding and its subsidiaries to attract, retain and reward employees by offering the opportunity to provide long-term incentives to those employees of Hamilton Beach Holding and its subsidiaries who will be in a position to make significant contributions to such profits and growth. To accomplish these objectives, the HBHC Supplemental Equity Plan will provide for restricted stock awards.

Administration and Eligibility. The HBHC Supplemental Equity Plan will be administered by the Hamilton Beach Holding compensation committee. Salaried employees of Hamilton Beach Holding and its subsidiaries who, in the judgment of the compensation committee, contributed to the profits or growth of the company during a calendar year will be eligible to participate in the HBHC Supplemental Equity Plan. Immediately following the spin-off, approximately 44 salaried employees in the U.S. will be eligible to participate in the HBHC Supplemental Equity Plan. The compensation committee will identify plan participants for each year (if any) when an award is granted under the plan. Initially, participation will be limited to employees located in the U.S. However, we intend to review the requirements of securities laws and other laws applicable to salaried employees located outside of the U.S. to determine whether they should be eligible to participate in such plan.

Awards. Each year, the compensation committee will determine whether any employee deserves a discretionary equity incentive award for the year. The compensation committee is not required to grant any awards under the plan for any award year. If the compensation committee determines that an award is warranted, it will specify the amount thereof. However, the maximum award under the plan for any calendar year may not exceed the greater of (i) $1,000,000 or (ii) the fair market value of 10,000 Award Shares. If an award is granted for an award year, it will be paid no later than two and one-half months after the end of the award year.

Most awards will be allocated by the compensation committee between a cash component, to be paid in cash, and the equity component, to be paid in shares of Hamilton Beach Holding Class A Common, referred to as HBHC Supplemental Award Shares. The number of HBHC Supplemental Award Shares issued to a participant in any award will be determined by taking the amount of the stock component of the award and dividing it by the average share price. For all awards after 2018, the number of shares will be based upon the lesser of (i) the average closing price of Class A Common on the NYSE at the end of each week during the year preceding commencement of the award year (or such other previous calendar year as determined by the compensation committee) or (ii) the average closing price of Class A Common on the NYSE at the end of each week of the applicable performance period. For 2017 and 2018 awards, the average share price used to determine the number of shares will be based upon a formula that will calculate a composite of the share value of NACCO Class A Common and Hamilton Beach Holding Class A Common. The compensation committee will also have the ability to make a grant of a specified number of HBHC Supplemental Award Shares under the plan, in lieu of dividing the awards between cash and stock. Once awarded, HBHC Supplemental Award Shares are not subject to any forfeiture or risk of forfeiture under any circumstances. Accordingly, when a participant receives HBHC Supplemental Award Shares as part of an award, he/she will immediately be entitled to all of the rights of a stockholder, including voting, dividend and other ownership rights, except that the transferability of the HBHC Supplemental Award Shares is restricted in a manner and to the extent prescribed by the compensation committee for a period of time, which may be up to ten years from the end of the performance period.

Under the terms of the HBHC Supplemental Equity Plan, a maximum of [            ] shares of Class A Common (subject to adjustment for stock splits or similar changes) will be available to be issued as HBHC Supplemental Award Shares. The full amount of each final award, including the value of the HBHC Supplemental Award Shares, is fully taxable to the participant when received.

2017 Post Spin-Off Awards

We do not expect the Hamilton Beach Holding compensation committee to grant any awards under the HBHC Supplemental Equity Plan for the performance period beginning after the spin-off in 2017 and ending December 31, 2017.

The Hamilton Beach Holding compensation committee will not make a determination regarding possible awards for participants for the period from the spin-off date to December 31, 2017 (that would be paid in 2018) until after the conclusion of the award year. Awards (if any) would generally be paid partly in shares of Hamilton Beach Holding Class A Common and partly in cash. Participants will only receive one award under this plan for any calendar year. The cash-denominated award received by a participant under the HBHC Supplemental Equity Plan in any calendar year may not exceed the greater of (i) $1,000,000 or (ii) the fair market value of 10,000 Supplemental Award Shares.

Other Compensation of Named Executive Officers — Historically

Discretionary Cash Bonuses. The Compensation Committee has the authority to grant, and has from time to time granted, discretionary cash bonuses to employees, including the NEOs, in addition to the incentive compensation described above. The Compensation Committee uses discretionary cash bonuses to reward substantial achievement or superior service, particularly when such achievement or service is not reflected in the performance criteria established under the incentive plans. No discretionary cash bonuses were awarded to the NEOs for 2016 performance.

Retirement Plans. The material terms of the various retirement plans are described below.

NACCO and its subsidiaries no longer provide any defined benefit pensions to any employees, including the NEOs. Prior to 1997, Mr. Tidey earned a cash balance pension benefit under the Hamilton Beach Brands, Inc. Pension Plan (the “HBB Pension Plan”). Benefits under the HBB Pension Plan are now frozen, except that frozen cash balance accounts continue to earn interest. Mr. Tidey is 100% vested in his pension benefits and may take a distribution of his cash balance benefits at any time following his termination of employment. Messrs. Rankin and Trepp never participated in any of the frozen pension plans of NACCO or its subsidiaries.

NACCO and its subsidiaries provide the NEOs and other full-time employees defined contribution retirement benefits. With the exception of Mr. Rankin’s retirement benefits, the NEOs and other senior management employees receive the same retirement benefits as all other employees who are employed by the same company. However, the benefits that are provided to the NEOs and other executive officers are provided under a combination of qualified and Excess Plans, while the benefits that are provided to other employees are provided only under qualified plans. The Excess Plans provide retirement benefits that would have been provided under the qualified plans, but that cannot be provided due to federal tax law limits and non-discrimination requirements.

The active retirement plans of NACCO and HBB contain the following three types of benefits: (i) employee deferrals; (ii) matching (or substitute matching) benefits or “safe harbor” employer contributions; and (iii) profit sharing benefits. The compensation that is taken into account under the plans generally includes base salary and short-term incentive payments, but excludes most other forms of compensation, including long-term incentive compensation and other discretionary payments. However, short-term incentive payments are excluded under the HBB plans, except for purposes of calculating profit sharing benefits.

Under the plans, eligible employees other than Mr. Rankin may elect to defer up to 25% of compensation. Mr. Rankin no longer defers any compensation under the retirement plans. The NEOs received employer matching contributions under the following formulas for 2016:

•	Mr. Rankin: 5% of compensation, regardless of amount contributed.

•	Messrs. Trepp and Tidey: 3% employer safe-harbor contribution, regardless of amount contributed.

Eligible employees also receive a profit sharing contribution equal to a specified percentage of compensation. Mr. Rankin’s formula and the HBB formula also take into account the employee’s age and company performance for the year. If the company performs well, the amount of the profit sharing contribution increases. As applied to the NEOs in 2016, the range of profit sharing contributions under each applicable formula were:

•	Mr. Rankin: between 7.00% and 16.35% of all eligible compensation and 5.7% of eligible compensation in excess of the Social Security Wage Base for the year.

•	Messrs. Trepp and Tidey: between 4.40% and 9.00% of all eligible compensation and 5.7% of eligible compensation in excess of the Social Security Wage Base for the year.

The NEOs are each 100% vested in their retirement benefits. Benefits under the qualified plans are payable at any time following a termination of employment. Participants have the right to invest their qualified plan account balances among various investment options that are offered by the plans’ trustee. Participants can elect various forms of payment including lump sum distributions and installments.

Under the Excess Plans:

•	participants’ account balances, other than excess profit sharing benefits, are credited with interest during the year based on the rate of return of the Vanguard RST fixed income fund, which is one of the investment funds under the qualified plans (14% maximum); however, no interest is credited on excess profit sharing benefits;

•	the amounts credited under the Excess Plans each year are paid prior to March 15th of the following year to avoid regulatory complexities and eliminate the risk of non-payment to the executives based on the unfunded nature of the Excess Plans; and

•	the amounts credited under the Excess Plans (other than the portion of the employee deferrals that are in excess of the amount needed to obtain a full employer matching contribution) are increased by 15% to reflect the immediately taxable nature of the payments.

Mr. Rankin is also eligible for benefits under The NACCO Industries, Inc. Unfunded Benefit Plan (the “Frozen NACCO Unfunded Plan”) and the Retirement Benefit Plan for Alfred M. Rankin, Jr. (the “Frozen CEO Plan”) (collectively, the “Frozen Retirement Plans”), deferred compensation plans that were frozen in 2007. Mr. Rankin’s accounts under the Frozen Retirement Plans are subject to the following rules:

•	Certain sub-accounts are credited with interest under a ROTCE-based formula, with a minimum of 2% and a maximum of 14%. The amount of the annual interest credits, increased by 15% to reflect the immediately taxable nature of the payments, is paid before March 15th of the following year.

•	The frozen accounts (including unpaid interest for the year of payment, if any) will be paid at the earlier of termination of employment (subject to a six-month delay if required under Section 409A of the Internal Revenue Code) or a change in control.

•	When the frozen accounts are paid, a determination will be made whether the highest incremental personal income tax rates and applicable employment tax rates in the year of payment exceed the rates that were in effect in 2008 when all other participants received their nonqualified plan payments. In the event the rates have increased, an additional tax gross-up payment will be paid to Mr. Rankin. The Compensation Committee determined that NACCO and not Mr. Rankin should bear the risk of a tax increase after 2008 because he would have received payment of his frozen accounts in 2008 were it not for the adverse cash flow and income tax impact on NACCO. No other tax gross-ups (such as gross-ups for excise taxes) will be paid.

Other Benefits. All salaried U.S. employees, including the NEOs, generally participate in a variety of health and welfare benefit plans that are designed to enable NACCO and its subsidiaries to attract and retain their workforce in a competitive marketplace.

Perquisites and Other Personal Benefits. Although we provide limited perquisites and other personal benefits to certain executives, NACCO does not believe these perquisites and other personal benefits constitute a material component of the executive officer’s compensation package. The modest amount of cash paid to the NEOs in lieu of perquisites in 2016 is separately disclosed in the table on page 106 and the limited non-cash perquisites are disclosed in note (5) to the Summary Compensation Table on page 102.

No Individual Employment or Severance Agreements. None of the NEOs has an employment agreement that provides for a fixed period of employment, fixed positions or duties, or for a fixed base salary or actual or target incentive bonus.

Upon an NEO’s termination of employment for any reason, the NEOs (and all other employees) are entitled to:

•	amounts earned during their term of employment, including earned but unpaid salary and accrued but unused vacation and holiday pay; and

•	benefits that are provided under the retirement plans, incentive plans, Excess Plans and Frozen Retirement Plans that are further described in this registration statement.

There are no individual severance contracts with any of the NEOs. Upon termination of employment in certain circumstances and in accordance with the terms of the plans, the NEOs are only entitled to severance pay and continuation of certain health benefits provided under broad-based severance pay plans that are generally available to all salaried employees that provide benefits for a stated period of time based on length of service, with various maximum time periods. The Compensation Committee will consider the facts and circumstances of an NEO’s separation to determine whether any material severance payment that is in excess of the amount the NEO is otherwise entitled to receive under the broad-based severance plans is appropriate.

Limited Change in Control Benefits for All Employees. In order to advance the compensation objective of attracting, retaining and motivating qualified management, the Compensation Committee believes that it is appropriate to provide limited change in control protections to the NEOs and other employees. NEOs have the same protections as other senior management employees. In the event of a change in control, employees are provided:

•	the payment of accrued benefits under certain of our retirement plans;

•	the payment of vested awards for prior years under the long-term plans that have been earned but not yet paid; and

•	the payment of a pro-rata target award under the current year’s incentive plans.

The Compensation Committee believes that:

•	These change in control payment provisions are appropriate to assure payment to the executives due to the unfunded nature of the benefits provided under these plans.

•	The skills, experience and services of key management employees are a strong factor in the company’s success and the occurrence of a change in control transaction would create uncertainty for these employees.

•	Some key management employees would consider terminating employment in order to trigger the payment of their unfunded benefits if an immediate payment is not made when a change in control occurs and the limited change in control payment triggers are designed to encourage key management employees to remain employed during and after a change in control.

Importantly, these change in control provisions are not employment agreements and do not guarantee employment for any of the executives for any period of time. In addition, none of the change in control payments will be “grossed up” for any excise taxes imposed on the executives as a result of the receipt of payments upon a change in control.

Other Compensation of Named Executive Officers — Going Forward

The current welfare benefit plans and programs of Hamilton Beach Holding and its subsidiaries will continue in effect following the spin-off with no substantive changes.

The Hamilton Beach Holding compensation committee will determine the amount and type of other compensation to be paid to the Hamilton Beach Holding employees following the spin-off. However, we expect the following:

•	Hamilton Beach Holding employees will be eligible to receive discretionary awards under the HBHC Supplemental Equity Plan, to the extent any such awards are granted by the Hamilton Beach Holding compensation committee.

•	No changes will be made to benefits provided under the Hamilton Beach Holding tax-qualified retirement plans as a result of the spin-off.

•	Hamilton Beach Holding will not be adopting any employment, retention or change in control agreements with any employee in anticipation of, or as a result of, the spin-off. The spin-off does not result in a change in control under the current incentive compensation plans, the frozen deferred compensation plans or the other U.S. nonqualified defined contribution retirement plans. Therefore, except as described below, those plans will continue in effect, unchanged, after the spin-off.

Post-Spin-Off Executive Compensation Program

Following the spin-off, Hamilton Beach Holding will be an independent public company with a board of directors and compensation committee separate from NACCO. Although Hamilton Beach Holding may make changes to the compensation arrangements for its executives, we expect that, at least initially, the elements of Hamilton Beach Holding’s compensation will be similar to the NACCO-approved programs that were in effect prior to the spin-off. However, we expect the Hamilton Beach Holding compensation committee to revise some aspects of our compensation program in connection with the spin-off, as described below:

Post-Spin-Off Changes to Mr. Rankin’s Pay and Incentive Compensation. After the spin-off, it is expected that Mr. Rankin will become employed on a reduced basis by Hamilton Beach Holding, as Executive Chairman of Hamilton Beach Holding, and will also serve as Chairman of NACCO. As a result, it is expected that the Hamilton Beach Holding compensation committee will approve a post-spin-off base salary and perquisite allowance for Mr. Rankin based on a [    ]% reduction from Mr. Rankin’s current base salary and perquisite allowance with NACCO. We expect that Mr. Rankin will receive 2017 incentive compensation awards under his current incentive compensation plans for pre-spin service and under newly-adopted or newly-applicable incentive compensation plans for post-spin service. The post-spin awards will be granted under Hamilton Beach Holding compensation plans with respect to post-spin service for Hamilton Beach Holding and under NACCO’s director compensation plans with respect to post-spin service for NACCO’s board of directors. For more details regarding changes to Mr. Rankin’s pay and incentive compensation, see “— Compensation Policy and Methodology — Target Total Compensation — Going Forward” beginning on page 106, “— Short-Term Incentive Compensation — Going Forward” beginning on page 114 and “— New Hamilton Beach Holding Equity Plans” beginning on page 120.

Short-Term Incentive Compensation. Most participants will not experience any changes under the short-term plan following the spin-off. However, Mr. Rankin’s 2017 award under the NACCO Short-Term Plan will be pro-rated based on his pre-spin service during 2017 with the NACCO-wide group, and he will also receive a separate pro-rata award for post-spin service with Hamilton Beach Holding under the HBB Short-Term Plan. For further discussion, see “— Short-Term Incentive Compensation — Going Forward” beginning on page 114.

Hamilton Beach Holding Equity Plans. We expect to adopt the HBHC Long-Term Equity Plan and the HBHC Supplemental Equity Plan effective as of and contingent upon the consummation of the spin-off. As described in more detail in “— New Hamilton Beach Holding Equity Plans” beginning on page 120, the Hamilton Beach Holding Equity Plans will provide for grants of our Class A Common that are subject to transfer restrictions generally for a period of up to ten years from the last day of the performance period. We expect the Hamilton Beach Holding compensation committee to grant a target award for the fourth quarter of 2017 to Mr. Rankin.

Treatment of Restricted Stock Awards Under NACCO Long-Term Equity Plan, NACCO Supplemental Equity Plan and NACCO Directors’ Plan. The restricted shares of NACCO Class A Common that were issued under the NACCO Long-Term Equity Plan, the NACCO Supplemental Equity Plan and the NACCO Directors’ Plan will continue to be subject to the transfer restrictions on such shares for the time period remaining on the transfer restrictions. In connection with the distribution of shares of Hamilton Beach Holding by NACCO in the spin-off, persons who currently hold restricted shares of NACCO Class A Common that were issued under the NACCO Long-Term Equity Plan, the NACCO Supplemental Equity Plan and the NACCO Directors’ Plan will also receive restricted shares of Hamilton Beach Holding Class A Common and Hamilton Beach Holding Class B Common that will be subject to the same terms and conditions applicable to the restricted shares of NACCO Class A Common, including, but not limited to the time period remaining on the restrictions on transfer. The restricted shares of Hamilton Beach Holding common stock received on the distribution date will continue to be governed by the terms of the applicable NACCO plan.

THE SEPARATION AGREEMENT

The following discussion summarizes the material provisions of the separation agreement. The rights and obligations of the parties are governed by the express terms and conditions of the separation agreement and not by this summary or any other information contained in this prospectus. We urge you to read the separation agreement and this prospectus carefully and in their entirety.

The Spin-Off

All of our common stock outstanding, which is currently 100 shares, is owned by NACCO. Before the spin-off, those shares will be converted into the number of shares of our Class A Common and our Class B Common required to effect the spin-off. On the date of the spin-off, NACCO will distribute all of the outstanding shares of our common stock to NACCO stockholders. As a consequence of the spin-off, we will no longer be a wholly owned subsidiary of NACCO. The parties intend for the spin-off to qualify as tax-free under Sections 355 of the Code.

Until the date of the spin-off, NACCO’s transfer agent will hold the shares of our common stock on behalf of and for the benefit of the holders of NACCO common stock. On the date of the spin-off, the transfer agent will distribute the following by book-entry transfer:

•	in respect of each outstanding share of NACCO Class A Common held by holders of record of NACCO Class A Common as of the close of business on the record date for the spin-off, one share of our Class A Common and one share of our Class B Common; and

•	in respect of each outstanding share of NACCO Class B Common held by holders of record of NACCO Class B Common as of the close of business on the record date for the spin-off, one share of our Class A Common and one share of our Class B Common.

No fractional shares of our Class A Common or our Class B Common will be distributed in the spin-off. Neither we, NACCO nor the transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders.

Representations and Covenants

The separation agreement contains representations and warranties by NACCO and us relating to:

•	facts and actions relating to the tax treatment of the spin-off;

•	authorization and validity of the separation agreement; and

•	negotiation of the transaction agreements on an arm’s-length basis.

The separation agreement also contains covenants relating to, among other things, confidentiality and cooperation.

Employee Benefit Matters

Our employees and former employees are currently provided benefits, and after the spin-off will continue to be provided benefits, under employee benefit plans, programs, policies or arrangements that we sponsor and maintain. With respect to retirement benefits, we currently sponsor and maintain all of our own retirement programs, including a frozen defined benefit pension plan. No changes will be made to the amount of, or time or form of payment of, pension benefits attributable to the frozen defined benefit pension plan. Effective as of the date of the spin-off, NACCO will have no liability or obligations, and we will assume and pay for any liabilities or obligations, under or relating to all Hamilton Beach Holding retirement plans and all other nonqualified plans or other employee benefit plans or arrangements sponsored or maintained by us.

Directors and Officers Insurance

The separation agreement also provides that we and NACCO will each procure and maintain for at least six years following the spin-off policies of directors’ and officers’ liability insurance and fiduciary liability insurance of at least the same coverage and amounts, and containing terms and conditions which are no less advantageous to our or NACCO’s directors, officers, fiduciaries or other trustees, with respect to claims arising out of or relating to events which occurred before or on the date of the spin-off. We and NACCO will cooperate with each other in the procurement of such insurance. In the event that insurance with the identical coverage and amounts is no longer available on a commercially reasonable basis, we or NACCO may procure and maintain substantially similar coverage with the consent of the other party.

Indemnification

After the date of the spin-off, NACCO will indemnify and hold us, our subsidiaries and each of our respective officers, directors, employees, agents and representatives harmless from and against, and will promptly defend such parties from and reimburse them for all losses, damages, costs, expenses, liabilities and obligations (including reasonable attorney’s fees) which such parties may directly or indirectly suffer as a result of:

•	the breach by NACCO of any representation in the separation agreement;

•	the failure by NACCO to perform any covenant to be performed by it or its subsidiaries under the separation agreement in whole or in part after the completion of the spin-off;

•	the conduct of any business of NACCO or its subsidiaries other than our business; and

•	any NACCO pension or other benefit plan obligation that is not transferred to Hamilton Beach Holding as part of the spin-off.

Under the separation agreement, we also agree to indemnify and hold NACCO, its subsidiaries and each of their respective officers, directors, employees, agents and representatives harmless after the spin-off from and against, and will promptly defend such parties from and reimburse them for all losses, damages, costs, expenses, liabilities and obligations (including reasonable attorney’s fees) that such parties may directly or indirectly suffer as a result of:

•	any breach by us of any representation in the separation agreement;

•	the failure by us to perform any covenant to be performed by us or our subsidiaries under the separation agreement in whole or in part after the completion of the spin-off;

•	the conduct of any of our businesses; and

•	any Hamilton Beach Holding pension or other benefit plan obligation that is sponsored or maintained by Hamilton Beach Holding or subsidiary as of the spin-off date.

Conditions

NACCO’s obligations under the separation agreement to effect the spin-off are subject to the satisfaction of the following:

•	the determination by NACCO’s board to effect the spin-off;

•	the receipt by NACCO of a written opinion from counsel to the effect that the spin-off will qualify as tax-free under Section 355 of the Code, except for cash received in lieu of fractional shares;

•	the acceptance or effectiveness of all filings required by applicable securities laws;

•	the Class A Common shall have been accepted to be listed on the NYSE or Nasdaq;

•	the transition services agreement, tax allocation agreement and stockholders’ agreement shall have been duly executed and delivered; and

•	no legal restraint or prohibition preventing the consummation of the spin-off shall be in effect.

Termination

The separation agreement may be terminated by NACCO, in its sole discretion, prior to the date the NACCO board declares a dividend giving effect to the spin-off.

ANCILLARY AGREEMENTS

In connection with the spin-off, the following agreements will be entered into and will govern various interim and ongoing relationships between NACCO and us after the spin-off:

•	a transition services agreement; and

•	a tax allocation agreement.

The material terms of these agreements are summarized below.

Transition Services Agreement

Under the terms of the transition services agreement, NACCO will provide services to us on a transitional basis, as needed, for varying periods after the spin-off date. The services NACCO will provide include:

•	legal and consulting support relating to employee benefits and compensation matters;

•	general accounting support, including public company support;

•	general legal, public company, information technology, insurance and internal audit support (including responding to requests from regulatory and compliance agencies) as needed; and

•	tax compliance and consulting support (including completion of federal audits and appeals through the 2015 tax year; 2017 tax sharing computations; 2017 state income tax return filings for certain operating subsidiaries of NACCO after the spin-off and miscellaneous provision and tax return oversight).

None of the transition services are expected to be provided for more than one year. We may extend the initial transition period for a period of up to three months for any service upon 30 days written notice to NACCO prior to the initial termination date. We expect to pay NACCO net aggregate fees of no more than $[            ] over the initial term of the transition services agreement.

Tax Allocation Agreement

Before the spin-off, Hamilton Beach Holding and NACCO will enter into a tax allocation agreement. The tax allocation agreement will generally govern NACCO’s and Hamilton Beach Holding’s respective rights, responsibilities and obligations after the spin-off with respect to taxes for any tax period ending on or before the date of the spin-off, as well as tax periods beginning before and ending after the date of the spin-off. Generally, under the tax allocation agreement, we expect, with certain exceptions, that we will be responsible for the payment of

•	all income taxes attributable to Hamilton Beach Holding and its subsidiaries that are reported on tax returns for tax periods ending on or before the date of the spin-off, on tax returns for the portion after the spin-off of tax periods that straddle the date of the spin-off, and on tax returns for periods beginning after the date of the spin-off;

•	all non-income taxes reported on tax returns required to be filed by Hamilton Beach Holding or any of its subsidiaries;

•	all taxes arising from a failure of the spin-off to qualify for tax-free treatment under the Code if such taxes result solely from either an action or failure to act on our part;

•	a portion of taxes arising from a failure of the spin-off to qualify for tax-free treatment under the Code if such taxes result from both an action or failure to act on our part and an action or failure to act on NACCO’s part; and

•	a portion of taxes arising from a failure of the spin-off to qualify for tax-free treatment under the Code if such taxes do not result from any action or failure to act on our or NACCO’s part.

As subsidiaries of NACCO, Hamilton Beach Holding and each of its domestic subsidiaries has several liability with NACCO for the consolidated U.S. federal income taxes of the NACCO group relating to any taxable periods during which such entity is or was a member of the NACCO consolidated group. Although Hamilton Beach Holding and its subsidiaries will continue to be severally liable with NACCO for such liabilities following the spin-off, NACCO will agree to indemnify us for amounts relating to this liability. Though valid as between the parties, the tax allocation agreement will not be binding on the Internal Revenue Service.

The tax allocation agreement also will contain restrictions on our ability to take actions that could cause the spin-off to fail to qualify as tax-free. These restrictions will apply for the two-year period after the spin-off, unless we obtain the consent of NACCO, a private letter ruling from the Internal Revenue Service or an unqualified opinion of a nationally recognized law firm that such action will not cause the spin-off to fail to qualify for tax-free treatment, and such letter ruling or opinion, as the case may be, is acceptable to NACCO. Moreover, the tax allocation agreement generally will provide that Hamilton Beach Holding is responsible for any taxes imposed on NACCO as a result of the failure of the spin-off to qualify as tax-free under the Code if such failure is attributable solely to certain post-spin-off actions taken by or in respect of Hamilton Beach Holding or its stockholders after the spin-off, regardless of whether the actions occur more than two years after the spin-off, NACCO consents to such actions or Hamilton Beach Holding obtains a favorable letter ruling or opinion. Under the tax allocation agreement, we generally would be required to indemnify NACCO after the spin-off against all of the tax on that taxable gain if it were triggered solely by certain actions by us (including our subsidiaries) or with respect to our stock.

Stockholders’ Agreement

Prior to the spin-off, we intend to enter into a stockholder’s agreement with certain of our stockholders to govern certain relationships among them, the material terms of which are summarized below:

Our Class B Common is subject to substantial restrictions on transfer as set forth in our amended and restated certificate of incorporation. In addition, we intend to enter into a stockholders’ agreement with certain of our stockholders who are members of the Rankin and Taplin families. Immediately following the spin-off, [    ]% of our Class B Common will be subject to the stockholders’ agreement. See “Security Ownership of Certain Beneficial Owners and Management.” The terms of the stockholders’ agreement require signatories to the agreement, prior to any conversion of our Class B Common into our Class A Common by such signatories, to offer such Class B Common to all of the other signatories on a pro rata basis. A signatory may sell or transfer all shares not purchased under the right of first refusal as long as they are converted into our Class A Common prior to such sale or transfer. Under the stockholders’ agreement, we may, but are not obligated to, buy any of the shares of our Class B Common not purchased by signatories following the trigger of the right of first refusal. A substantially similar stockholders’ agreement is in effect among certain stockholders of NACCO. For a description of transfer restrictions on our Class B Common, see “Description of Capital Stock of Hamilton Beach Holding after the Spin-Off — Common Stock — Restrictions on Transfer of Class B Common; Convertibility of Class B Common into Class A Common.”

DESCRIPTION OF CAPITAL STOCK OF HAMILTON BEACH HOLDING AFTER THE SPIN-OFF

The following description of the material terms of our capital stock includes a summary of certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective before the spin-off. The following description does not purport to be complete and is qualified by reference to the applicable provisions of the DGCL and our amended and restated certificate of incorporation and our amended and restated bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

At the time of the spin-off, our authorized capital stock will consist of [            ] million shares of common stock (comprised of [            ] million shares of our Class A Common and [            ] million shares of our Class B Common), par value $0.01 per share, and [            ] million shares of preferred stock, par value $0.01 per share. After the consummation of the spin-off, it is anticipated that approximately [            ] million shares of common stock will be outstanding (comprised of approximately [            ] shares of our Class A Common and approximately [            ] shares of our Class B Common), and no shares of preferred stock will be outstanding. The number of authorized shares of our common stock is greater than the number of authorized NACCO common stock due in part to the requirement in NACCO’s restated certificate of incorporation that each holder of NACCO Class A Common and NACCO Class B Common receive one share of both our Class A Common and our Class B Common for each share of NACCO stock, whether Class A or Class B in the distribution, along with having additional shares available to permit us to use our equity as consideration in connection with potential future acquisitions or other growth opportunities, as well as to accommodate permitted conversions from our Class B Common to our Class A Common.

Common Stock

Voting Rights. Subject to the rights of the holders of any series of preferred stock, each share of our Class A Common will entitle the holder of the share to one vote on all matters submitted to our stockholders, and each share of our Class B Common will entitle the holder of the share to ten votes on all such matters.

Dividends and Other Distributions. Subject to the rights of the holders of any series of preferred stock, each share of our Class A Common and our Class B Common will be equal in respect of rights to dividends and other distributions in our cash, stock or property, except that in the case of dividends or other distributions payable in our stock, including distributions pursuant to split-ups or divisions of our stock, which occur after the date of the spin-off, only our Class A Common will be distributed with respect to our Class A Common and only our Class B Common will be distributed with respect to our Class B Common. In the event of a future spin-off of one of our subsidiaries, the Hamilton Beach Holding amended and restated certificate of incorporation will permit the Company to elect to distribute to each holder of our Class A Common shares of the Class A common stock of such subsidiary and to each holder of our Class B Common shares of the Class B common stock of such subsidiary. This provision differs from those in the NACCO restated certificate of incorporation, which provides that each share of NACCO Class A Common and NACCO Class B Common are equal in respect of rights to dividends and other distributions in cash, stock or property of NACCO. In the case of any consolidation, merger or sale of all, or substantially all, of our assets as a result of which our stockholders will be entitled to receive cash, stock other securities or other property with respect to or in exchange for their shares of our stock, each holder of our Class A Common and our Class B Common will be entitled to receive an equal amount of consideration for each share of our Class A Common or our Class B Common held by such holder.

Restrictions on Transfer of Class B Common; Convertibility of Class B Common into Class A Common. As more fully described below, our Class B Common generally will not be transferable by a stockholder except to or among such holder’s spouse, certain relatives of such holder, and spouses of such relatives, certain trusts established for their benefit, certain corporations, limited liability companies and partnerships owned by them and certain charitable organizations. These provisions differ from those in the NACCO restated certificate of incorporation. Holders of NACCO Class B Common do not currently have the ability to transfer their shares to certain limited liability companies, but holders of our Class B Common will be able to do so. In addition, holders of NACCO Class B Common currently have the ability to transfer their shares to certain relatives of the spouse of such holder and holders of our Class B Common do not have that right.

Our Class B Common will, however, be convertible at all times, and without cost to the stockholder, into our Class A Common on a share-for-share basis. Therefore, stockholders desiring to sell the equity interest in us represented by their shares of our Class B Common may convert those shares into an equal number of shares of our Class A Common and sell the shares of our Class A Common. A stockholder who does not wish to complete the conversion process before a sale may effect a sale of our Class A Common into which such stockholder’s shares of our Class B Common is convertible. If you hold certificated Class B Common simply deliver the certificate or certificates for such shares of our Class B Common to a broker, properly endorsed, in contemplation of the sale. The broker will then instruct the transfer agent to convert such Class B Common and, if necessary, present a certificate or certificates representing shares of our Class B Common to our transfer agent who will issue to the purchaser a certificate for the number of shares of our Class A Common sold in settlement of the transaction. If a stockholder with certificated Class B Common sells fewer than all of the shares of our Class A Common into which such shares of our Class B Common could be converted, the transfer agent will return to such stockholder a certificate for our Class B Common representing the balance of such shares unless the stockholder specifies that the transfer agent should return a certificate for shares of our Class A Common.

Shares of our Class B Common received in a stockholder’s own name will not be transferable into a “nominee” or “street” name.

Other than pursuant to conversions into our Class A Common as described above, a holder of shares of our Class B Common may transfer such shares (whether by sale, assignment, gift, bequest, appointment or otherwise) only to a permitted transferee, which is defined generally as follows:

1.	any of the lineal descendants of a great grandparent of such holder of our Class B Common, including children adopted before age 18 or any spouse (including a widow or widower) of such lineal descendant (such persons, including such holder of our Class B Common, are hereinafter referred to as such Class B stockholder’s family members);

2.	a trust for the benefit of such Class B stockholder’s family members and certain charitable organizations;

3.	certain charitable organizations established by such Class B stockholder’s family members; and

4.	a corporation whose stockholders, a partnership whose partners or a limited liability company whose members, are made up exclusively of such Class B stockholder’s family members or any trust described in (2) above, but if any share of capital stock of such corporation or its successor, if any partnership interest in such partnership (or any survivor of a merger or consolidation of such a partnership), or any membership interest in such limited liability company (or any survivor of a merger or consolidation of such a limited liability company) is acquired by any person who is not within such class of persons, all shares of our Class B Common then held by such corporation, partnership or limited liability company as the case may be, will be converted automatically into shares of our Class A Common.

In the case of a corporation or limited liability company, shares of our Class B Common also may be transferred to a successor by merger or consolidation, provided that each stockholder of each other corporation or member of each other limited liability company, as applicable, which is a party to such merger or consolidation is, at the time of such transaction, a stockholder of such corporation or a permitted transferee of at least one stockholder of such corporation or a member of such limited liability company or a permitted transferee of at least one member of such limited liability company. Shares held by trusts that are irrevocable on the record date for the spin-off may be transferred to any person to whom or for whose benefit principal may be distributed under the terms of the trust. Shares held by all other trusts may be transferred to the person who established such trust and such person’s permitted transferees. Shares held by certain charitable organizations may be transferred to the person who transferred such shares to the charitable organization and to such person’s permitted transferees.

The restrictions on the transferability of our Class B Common are set forth in full in Section [            ] of Article [            ] of our amended and restated certificate of incorporation. Each certificate representing shares of our Class B Common will bear a legend indicating that the shares of our Class B Common are subject to restrictions on the transfer and registration of transfer thereof.

Any purported transfer of shares of our Class B Common not permitted under our amended and restated certificate of incorporation will be void and of no effect and the purported transferee will have no rights as our stockholder and no other rights against or with respect to us. We may, as a condition to the transfer or registration of transfer of shares of our Class B Common to a permitted transferee, require the furnishing of such affidavits or other proof as we deem necessary to establish that such transferee is a permitted transferee.

We will not issue any additional shares of our Class B Common after the date of the spin-off without an affirmative vote of the holders of a majority of our outstanding voting stock, except in connection with stock splits and stock dividends. All shares of our Class B Common received by us when stockholders convert them into our Class A Common or that are otherwise acquired by us will be retired and not reissued.

Other Provisions. Neither our Class A Common nor our Class B Common will carry any preemptive rights enabling a holder to subscribe for or receive shares of our stock of any class or any other securities convertible into shares of our stock.

Listing. We intend to apply to list our Class A Common on the NYSE under the symbol “HBB.”

Transfer Agent and Registrar. It is anticipated that Computershare, Inc. will be the transfer agent and registrar for our common stock.

Preferred Stock

Our Board is authorized to issue one or more series of up to [            ] shares of preferred stock. With respect to each series of the preferred stock, our Board has the authority, consistent with our amended and restated certificate of incorporation, to determine the following terms:

•	the number of shares within the series;

•	the designation of the series;

•	whether the shares have voting powers;

•	whether the shares are redeemable, the redemption price and the terms of redemption;

•	whether the shares are entitled to receive dividends, and if so, the dividend rate of the series, the dates of payment of dividends and the dates from which dividends are cumulative, if applicable;

•	any rights if we dissolve or liquidate;

•	whether the shares are convertible into, or exchangeable for, any of our other stock, the price or rate of conversion or exchange and the applicable terms and conditions;

•	the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series; and

•	any other relative, participating, optional or other special powers, preferences or rights and qualifications, limitations or restrictions.

The issuance of preferred stock may adversely affect the voting rights and other rights of the holders of common stock. Upon the completion of the spin-off, the Company will not have any issued and outstanding preferred stock.

Provisions That May Have an Anti-Takeover Effect

Our amended and restated certificate of incorporation contains provisions that may make the acquisition of control of us by means of a tender offer, open market purchase, proxy fight or otherwise more difficult. Our amended and restated bylaws also contain provisions that could have an anti-takeover effect.

These provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are designed to encourage persons seeking to acquire control of us to negotiate the terms with our Board. We believe that, as a general rule, the interests of our stockholders would be best served if any change in control results from negotiations with our Board based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction. Stockholders are not generally permitted to call a special meeting of stockholders. However, in the future, preferred stock may be designated that permits the holders of such preferred stock to call a special meeting of the holders of such class of preferred stock. Subject to the rights of holders of our preferred stock, our directors must be nominated in accordance with Section 3 of Article II of our amended and restated bylaws, which provides that nominations for election as directors at an annual meeting of our stockholders may only be made (i) by or at the direction of our Board or a committee thereof or (ii) by any stockholder who is entitled to vote at such annual meeting and who complies with the additional requirements of such section. These provisions differ from the procedures for the election of directors set forth in the NACCO amended and restated bylaws, which do not include a specified process for director nominations by stockholders.

The provisions could, however, have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of shares of our Class A Common, thus depriving stockholders of any advantages that large accumulations of stock might provide. Set forth below is a summary of the relevant provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and certain applicable sections of the DGCL. This summary may not contain all of the information that is important to you and is subject to, and is qualified by reference to, all of the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and the DGCL.

No Cumulative Voting

Article [            ] of our amended and restated certificate of incorporation provides for no cumulative voting in the election of directors. In addition, subject to the rights of the holders of any series of preferred stock, Article [            ] provides that our directors may be removed with or without cause. Any action for the removal of a director with or without cause must be approved by an affirmative vote of at least 80% of the voting power of our outstanding voting stock, voting together as a single class. The NACCO restated certificate of incorporation does not include this super majority voting requirement or any other provision with respect to removal of directors. As a result, removal of directors by the stockholders of NACCO must be approved by an affirmative vote of 50% of the voting power of the outstanding voting stock of NACCO, voting together as a single class.

Restrictions on Certain Transactions with Interested Persons

We are subject to Section 203 of the DGCL, which prohibits certain business combinations and transactions between a corporation and an “interested stockholder” for at least three years after the interested stockholder becomes an interested stockholder, unless:

•	before the interested stockholder’s share acquisition date, the board approved either the business combination or the purchase of shares by the interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	the transaction is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock, after excluding shares controlled by the interested stockholder.

An “interested stockholder” is any person that (1) is the owner of 15% or more of our outstanding voting stock, or (2) is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the 3-year period immediately before the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. Examples of transactions regulated by Section 203 include the disposition of assets, mergers and consolidations, voluntary dissolutions and the transfer of shares.

Special Vote Required for Certain Amendments to Organizational Documents

Certain provisions of our amended and restated certificate of incorporation, such as those set forth in Article V (election and removal of directors), Article VI (amendment of bylaws) and Article VII (rights to indemnification), may not be amended or repealed except by the affirmative vote of the holders of at least 80% of the voting power of our outstanding voting stock, voting together as a single class. The 80% vote requirement with respect to these provisions of our amended and restated certificate of incorporation is not included in the NACCO restated certificate of incorporation. Such 80% vote is also required to adopt any provisions inconsistent with any of the provisions of Article I, Sections 1 (time and place of meetings of stockholders), 3 (special meetings of stockholders) and 8 (order of business at meetings of stockholders), Article II, Sections 1 (number and term of office of directors), 2 (vacancies and new directorships), 3 (nominations and election of directors) and 4 (powers of directors) and Article VII (amendments to bylaws) of our amended and restated bylaws. This 80% vote included in our amended and restated bylaws is consistent with the corresponding provision in the NACCO amended and restated bylaws but was expanded to include amendments to the provisions regarding the order of business at meetings of stockholders and nominations and election of directors.

Other Provisions

Certain other provisions of our amended and restated certificate of incorporation and our amended and restated bylaws may also tend to discourage attempts to acquire control of us. These include advance notice requirements for director nominations and stockholder proposals and provisions that prohibit stockholder action being effected by written consent.

WHERE YOU CAN FIND MORE INFORMATION

Before the date of this prospectus, we were not required to file reports with the SEC. This prospectus and all future materials we file with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Hamilton Beach Holding maintains an Internet site at [            ]. The information contained on or accessible through our website or the SEC’s website shall not be deemed to be a part of this prospectus or the registration statement of which this prospectus forms a part.

We have filed a registration statement on Form S-1 to register with the SEC the shares of our Class A Common and our Class B Common to be distributed in the spin-off. This document constitutes a part of that registration statement, together with all amendments, supplements, schedules and exhibits to the registration statement.

This prospectus does not contain all of the information in the registration statement. Each statement contained in this prospectus as to the contents of any contract, agreement or other document filed as an exhibit to the registration statement is qualified in its entirety by reference to that exhibit for a more complete description of the matter involved. The registration statement can be examined at the SEC’s Public Reference Room or on its Internet website at http://www.sec.gov.

EXPERTS

The consolidated financial statements and schedule of Hamilton Beach Holding at December 31, 2016 and 2015, and for each of the years then ended, appearing in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of our Class A Common and our Class B Common to be distributed will be passed upon McDermott Will & Emery, LLP, Chicago, Illinois. That firm provided legal services on our behalf during 2017 and 2016 on a variety of matters, including in connection with the spin-off.

TAX MATTERS

Certain matters regarding the U.S. federal income tax consequences of the spin-off will be passed upon by McDermott Will & Emery, LLP, Chicago, Illinois.

INDEX TO FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY

Audited Consolidated Financial Statements:

Unaudited Condensed Consolidated Financial Statements:

Unaudited Condensed Consolidated Balance Sheets at March 31, 2017, December 31, 2016 and March 31, 2016	X-1
Unaudited Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2017 and 2016	X-2
Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the Three Months Ended March 31, 2017 and 2016	X-3
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2017 and 2016	X-4
Unaudited Condensed Consolidated Statements of Changes in Equity for the Three Months Ended March 31, 2017 and 2016	X-5
Notes to Unaudited Condensed Consolidated Financial Statements	X-6

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Hamilton Beach Brands Holding Company

We have audited the accompanying consolidated balance sheets of Hamilton Beach Brands Holding Company as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), cash flows and equity for the years then ended. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hamilton Beach Brands Holding Company at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 16, 2017

HAMILTON BEACH BRANDS HOLDING COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31
	2016	2015
	(In thousands, except shares outstanding)
Revenues	$745,357	$767,862
Cost of sales	551,586	577,134

Gross profit	193,771	190,728
Operating expenses
Selling, general and administrative expenses	149,040	153,820
Amortization of intangible assets	1,381	1,381
(Gain) loss on sale of assets	(24)	(27)

	150,397	155,174

Operating profit	43,374	35,554
Other expense (income)
Interest expense	1,374	1,962
Other, net, including interest income	837	1,556

	2,211	3,518

Income before income tax provision	41,163	32,036
Income tax provision	14,984	12,325

Net income	$26,179	$19,711

Basic and diluted earnings per share	$261.79	$197.11

Basic and diluted weighted average shares outstanding	100	100

See notes to consolidated financial statements.

HAMILTON BEACH BRANDS HOLDING COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31
	2016	2015
	(In thousands)
Net income	$26,179	$19,711
Other comprehensive income (loss)
Foreign currency translation adjustment	(2,078)	(2,756)
Current period cash flow hedging activity, net of $152 tax expense in 2016 and $168 tax expense in 2015	168	399
Reclassification of hedging activities into earnings, net of $67 tax benefit in 2016 and $235 tax expense in 2015	105	(382)
Current period pension plan adjustment, net of $176 tax benefit in 2016 and $488 tax benefit in 2015	(385)	(757)
Reclassification of pension plan adjustments into earnings, net of $195 tax benefit in 2016 and $236 tax benefit in 2015	313	512

Total other comprehensive loss	(1,877)	(2,984)

Comprehensive income	$24,302	$16,727

See notes to consolidated financial statements.

HAMILTON BEACH BRANDS HOLDING COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31
	2016	2015
	(In thousands, except share and per share data)
ASSETS
Current assets
Cash and cash equivalents	$11,340	$16,798
Accounts receivable, net of allowances of $15,512 in 2016 and $18,261 in 2015	104,074	102,326
Inventories, net	128,415	126,609
Prepaid expenses and other	8,586	8,543

Total current assets	252,415	254,276
Property, plant and equipment, net	15,943	14,837
Goodwill	6,253	6,253
Other intangibles, net	7,282	8,663
Deferred income taxes	17,504	20,043
Deferred costs	7,968	4,554
Other non-current assets	3,468	1,502

Total assets	$310,833	$310,128

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$121,253	$94,364
Accounts payable to affiliates	9,705	8,713
Revolving credit agreements	12,714	8,365
Accrued payroll	17,443	14,135
Accrued cooperative advertising	15,056	10,676
Other current liabilities	13,779	13,569

Total current liabilities	189,950	149,822
Revolving credit agreements	26,000	50,000
Other long-term liabilities	29,757	27,482

Total liabilities	245,707	227,304
Stockholder equity
Common stock, par value $1.00 per share, 1,000 shares authorized, 100 shares outstanding	—	—
Capital in excess of par value	75,031	75,031
Retained earnings	6,596	22,417
Accumulated other comprehensive loss	(16,501)	(14,624)

Total stockholder equity	65,126	82,824

Total liabilities and equity	$310,833	$310,128

See notes to consolidated financial statements.

HAMILTON BEACH BRANDS HOLDING COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2016	2015
	(In thousands)
Operating Activities
Net income	$26,179	$19,711
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,226	6,308
Amortization of deferred financing fees	225	244
Deferred income taxes	1,787	(1,679)
(Gain) loss on sale of assets	(24)	(27)
Other	(928)	(128)
Working capital changes, excluding the effect of business acquisitions:
Affiliate receivable/payable	992	3,630
Accounts receivable	(1,747)	7,842
Inventories	(1,806)	14,423
Other current assets	(707)	667
Accounts payable	26,890	(23,861)
Other current liabilities	5,476	(642)

Net cash provided by operating activities	62,563	26,488

Investing Activities
Expenditures for property, plant and equipment	(6,002)	(6,171)
Acquisition of business	—	(413)
Proceeds from the sale of assets	77	41

Net cash used for investing activities	(5,925)	(6,543)

Financing Activities
Net additions (reductions) to revolving credit agreements	(19,651)	4,912
Cash dividends paid	(42,000)	(15,000)
Financing fees paid	(186)	—

Net cash used for financing activities	(61,837)	(10,088)
Effect of exchange rate changes on cash	(259)	(46)
Cash and Cash Equivalents
Increase (decrease) for the year	(5,458)	9,811
Balance at the beginning of the year	16,798	6,987

Balance at the end of the year	$11,340	$16,798

See notes to consolidated financial statements.

HAMILTON BEACH BRANDS HOLDING COMPANY

CONSOLIDATED STATEMENTS OF EQUITY

				Accumulated Other Comprehensive Income (Loss)
	Common Stock	Capital in Excess of Par Value	Retained Earnings	Foreign Currency Translation Adjustment	Deferred Gain (Loss) on Cash Flow Hedging	Pension Plan Adjustment	Total Stockholder Equity
	(In thousands)
Balance, January 1, 2015	$—	$75,031	$17,706	$(3,789)	$326	$(8,177)	$81,097
Net income	—	—	19,711	—	—	—	19,711
Cash dividends to NACCO Industries, Inc.	—	—	(15,000)	—	—	—	(15,000)
Current period other comprehensive income (loss)	—	—	—	(2,756)	399	(757)	(3,114)
Reclassification adjustment to net income	—	—	—	—	(382)	512	130

Balance, December 31, 2015	$—	$75,031	$22,417	$(6,545)	$343	$(8,422)	$82,824

Net income	—	—	26,179	—	—	—	26,179
Cash dividends to NACCO Industries, Inc.	—	—	(42,000)	—	—	—	(42,000)
Current period other comprehensive income (loss)	—	—	—	(2,078)	168	(385)	(2,295)
Reclassification adjustment to net income	—	—	—	—	105	313	418

Balance, December 31, 2016	$—	$75,031	$6,596	$(8,623)	$616	$(8,494)	$65,126

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

NOTE 1—Principles of Consolidation and Nature of Operations

The Consolidated Financial Statements include the accounts of Hamilton Beach Brands Holding Company and its wholly owned subsidiaries (“Hamilton Beach Holding” or the “Company”). Hamilton Beach Holding is a wholly-owned subsidiary of NACCO Industries, Inc (“NACCO”). Intercompany accounts and transactions among the consolidated companies are eliminated in consolidation. The Company’s subsidiaries operate in the following principal industries: consumer, commercial and specialty small appliances and specialty retail. The Company manages its subsidiaries primarily by industry.

Hamilton Beach Brands, Inc. (“HBB”) is a leading designer, marketer and distributor of branded small electric household and specialty housewares appliances as well as commercial products for restaurants, bars and hotels. The Kitchen Collection, LLC (“KC”) is a national specialty retailer of kitchenware operating under the Kitchen Collection®store name in outlet and traditional malls throughout the United States.

Management performed an evaluation of the Company’s activities through June 16, 2017, which is the date these financial statements were available to be issued. No significant subsequent events have occurred that required recognition or disclosure in these financial statements.

NOTE 2—Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments. These estimates and judgments affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities (if any) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include cash in banks and highly liquid investments with original maturities of three months or less.

Accounts Receivable, Net of Allowances: Allowances for doubtful accounts are maintained against accounts receivable for estimated losses resulting from the inability of customers to make required payments. These allowances are based on both recent trends of certain customers estimated to be a greater credit risk as well as general trends of the entire customer pool. Accounts are written off against the allowance when it becomes evident collection will not occur.

Inventories: HBB inventories are stated at the lower of cost or net realizable value. The first-in, first-out (“FIFO”) method is used for HBB’s inventory. KC retail inventories are stated at the lower of cost or market using the retail inventory method. Reserves are maintained for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. Upon a subsequent sale or disposal of the impaired inventory, the corresponding reserve for impaired value is relieved to ensure that the cost basis of the inventory reflects any write-downs.

Property, Plant and Equipment, Net: Property, plant and equipment are initially recorded at cost. Depreciation and amortization are provided in amounts sufficient to amortize the cost of the assets, including assets recorded under capital leases, over their estimated useful lives using the straight-line method. Estimated lives for buildings are up to 40 years, and for machinery, equipment and furniture and fixtures range from three to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease. Repairs and maintenance costs are generally expensed when incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

Long-Lived Assets: The Company periodically evaluates long-lived assets for impairment when changes in circumstances or the occurrence of certain events indicate the carrying amount of an asset may not be recoverable. Upon identification of indicators of impairment, the Company evaluates the carrying value of the asset by comparing the estimated future undiscounted cash flows generated from the use of the asset and its eventual disposition with the asset’s net carrying value. If the carrying value of an asset is considered impaired, an impairment charge is recorded for the amount that the carrying value of the long-lived asset exceeds its fair value. Fair value is estimated as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Goodwill and Intangible Assets: Goodwill is tested for impairment as of October 1 of each year and may be tested more frequently if changes in circumstances or the occurrence of events indicates that a potential impairment exists. The goodwill impairment test is a two-step process. The first step consists of estimating the fair value of each reporting unit with goodwill based on a discounted cash flow model and a market comparable approach and comparing those estimated fair values with the reporting units’ carrying values, which includes allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an “implied fair value” of goodwill, which requires the allocation of the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the “implied fair value” of goodwill, which is compared to the corresponding carrying value. If the carrying value of goodwill exceeds its implied fair value, an impairment loss is recognized.

Intangible assets with finite lives are amortized over their estimated useful lives, which represent the period over which the asset is expected to contribute directly or indirectly to future cash flows. Intangible assets with finite lives are reviewed for impairment whenever events and circumstances indicate the carrying value of such assets may not be recoverable and exceed their fair value. If an impairment loss exists, the carrying amount of the intangible asset is adjusted to a new cost basis. The new cost basis is amortized over the remaining useful life of the asset. As of December 31, 2016 and 2015, no impairment has been recognized on identifiable intangible assets or goodwill.

Self-Insurance Liabilities: The Company is generally self-insured for product liability, environmental liability, medical claims, and certain workers’ compensation claims. For product liability, catastrophic insurance coverage is retained for potentially significant individual claims. An estimated provision for claims reported and for claims incurred but not yet reported under the self-insurance programs is recorded and revised periodically based on industry trends, historical experience and management judgment. In addition, industry trends are considered within management’s judgment for valuing claims. Changes in assumptions for such matters as legal judgments and settlements, inflation rates, medical costs and actual experience could cause estimates to change in the near term.

Revenue Recognition: Revenues are generally recognized when title transfers and risk of loss passes to the customer. Revenues at HBB are recognized when customer orders are completed and shipped. Revenues at KC are recognized at the point of sale when payment is made and customers take possession of the merchandise in stores.

The Company’s products generally are not sold with the right of return. Based on the Company’s historical experience, a portion of KC and HBB products sold are estimated to be returned due to reasons such as buyer remorse, duplicate gifts received, product failure and excess inventory stocked by the customer, which, subject to certain terms and conditions, the Company will agree to accept. The Company records estimated reductions to revenues at the time of the sale based upon this historical experience and the limited right of return provided to the Company’s customers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

The Company also records estimated reductions to revenues for customer programs and incentive offerings, including special pricing agreements, price competition, promotions and other volume-based incentives. At HBB, net sales represent gross sales less cooperative advertising, other volume-based incentives, estimated returns and allowances. At KC, retail markdowns are incorporated into KC’s retail method of accounting for cost of sales.

Advertising Costs: Advertising costs, except for direct response advertising, are expensed as incurred. Total advertising expense was $22.7 million and $21.8 million in 2016 and 2015, respectively. Included in these advertising costs are amounts related to cooperative advertising programs at HBB that are recorded as a reduction of sales in the Consolidated Statements of Operations as related revenues are recognized. Direct response advertising, which consists primarily of costs to produce television commercials for HBB products, is capitalized and amortized over the expected period of future benefits. No assets related to direct response advertising were capitalized at December 31, 2016 or 2015.

Product Development Costs: Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. These costs amounted to $9.7 million in 2016 and $9.6 million in 2015.

Rent: Rental expense is recognized on a straight-line basis over the terms of the leases. Deferred rent reflects cash payments that will be paid later in the leases due to scheduled rent increases and rent holidays. The Company accrues and expenses contingent rent based on gross sales on an annual basis.

Shipping and Handling Costs: Shipping and handling costs billed to customers are recognized as revenue and shipping and handling costs incurred by the Company are included in cost of sales.

Taxes Collected from Customers and Remitted to Governmental Authorities: The Company collects various taxes and fees as an agent in connection with the sale of products and remits these amounts to the respective taxing authorities. These taxes and fees have been presented on a net basis in the Consolidated Statements of Operations and are recorded as a liability until remitted to the respective taxing authority.

Foreign Currency: Assets and liabilities of foreign operations are translated into U.S. dollars at the fiscal year-end exchange rate. The related translation adjustments are recorded as a separate component of stockholder equity. Revenues and expenses of all foreign operations are translated using average monthly exchange rates prevailing during the year.

Financial Instruments and Derivative Financial Instruments: Financial instruments held by the Company include cash and cash equivalents, accounts receivable, accounts payable, revolving credit agreements, interest rate swap agreements and forward foreign currency exchange contracts. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes.

The Company uses forward foreign currency exchange contracts to partially reduce risks related to transactions denominated in foreign currencies. The Company offsets fair value amounts related to foreign currency exchange contracts executed with the same counterparty. These contracts hedge firm commitments and forecasted transactions relating to cash flows associated with sales and purchases denominated in currencies other than the subsidiaries’ functional currencies. Changes in the fair value of forward foreign currency exchange contracts that are effective as hedges are recorded in Accumulated other comprehensive income (loss) (“AOCI”). Deferred gains or losses are reclassified from AOCI to the Consolidated Statement of Operations in the same period as the gains or losses from the underlying transactions are recorded and are generally recognized in cost of sales. The ineffective portion of derivatives that are classified as hedges is immediately recognized in earnings and generally recognized in cost of sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

The Company uses interest rate swap agreements to partially reduce risks related to floating rate financing agreements that are subject to changes in the market rate of interest. Terms of the interest rate swap agreements require the Company to receive a variable interest rate and pay a fixed interest rate. The Company’s interest rate swap agreements and its variable rate financings are predominately based upon LIBOR (London Interbank Offered Rate). Changes in the fair value of interest rate swap agreements that are effective as hedges are recorded in AOCI. Deferred gains or losses are reclassified from AOCI to the Consolidated Statement of Operations in the same period as the gains or losses from the underlying transactions are recorded and are generally recognized in interest expense. The ineffective portion of derivatives that are classified as hedges is immediately recognized in earnings and included on the line “Other, net, including interest income” in the “Other income (expense)” section of the Consolidated Statements of Operations.

Interest rate swap agreements and forward foreign currency exchange contracts held by the Company have been designated as hedges of forecasted cash flows. The Company does not currently hold any nonderivative instruments designated as hedges or any derivatives designated as fair value hedges.

The Company periodically enters into foreign currency exchange contracts that do not meet the criteria for hedge accounting. These derivatives are used to reduce the Company’s exposure to foreign currency risk related to forecasted purchase or sales transactions or forecasted intercompany cash payments or settlements. Gains and losses on these derivatives are included on the line “Other, net, including interest income” in the “Other income (expense)” section of the Consolidated Statements of Operations.

Cash flows from hedging activities are reported in the Consolidated Statements of Cash Flows in the same classification as the hedged item, generally as a component of cash flows from operations.

See Note 7 for further discussion of derivative financial instruments.

Fair Value Measurements: The Company accounts for the fair value measurement of its financial assets and liabilities in accordance with U.S. generally accepted accounting principles, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value hierarchy requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value.

Described below are the three levels of inputs that may be used to measure fair value:

Level 1 —	Quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 —	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3 —	Unobservable inputs are used when little or no market data is available.

The hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement.

See Note 8 for further discussion of fair value measurements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

Recently Issued Accounting Standards

Accounting Standards Adopted in 2016: In July 2015, the FASB issued ASU No. 2015-11, “Inventory—Simplifying the Measurement of Inventory,” which requires that inventory be measured at lower of cost or net realizable value. The Company elected early adoption of this guidance, which did not have a material effect on the Company’s financial position, results of operations, cash flows and related disclosures.

Accounting Standards Not Yet Adopted: The Company is an emerging growth company and has elected not to opt out of an extended transition period, which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, the Company can adopt the new or revised standards at the time private companies adopt the new or revised standard.

In May 2014, the FASB codified in ASC 606, “Revenue Recognition—Revenue from Contracts with Customers,” which supersedes most current revenue recognition guidance, including industry-specific guidance, and requires an entity to recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to customers and provide additional disclosures. As amended, the effective date for public entities is annual reporting periods beginning after December 15, 2017 and interim periods therein. The effective date for all other entities (nonpublic entities), is annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.

The Company anticipates using the modified retrospective method with the cumulative effect of initially applying the standard recognized as an adjustment to equity. The Company has developed a project plan with respect to its implementation of this standard, including identification of revenue streams and review of contracts and procedures currently in place, and is evaluating the impact on the Company’s financial position, results of operations and cash flows. The adoption of this guidance will result in increased disclosures to help users of financial statements understand the nature, amount and timing of revenue and cash flows arising from contracts. The Company is in the process of identifying and implementing changes to processes and controls to meet the standard’s updated reporting and disclosure requirements and continues to update its assessment of the impact of the standard.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which requires an entity to recognize assets and liabilities for the rights and obligations created by leased assets. ASU 2016-02 is effective for public entities for interim and annual periods beginning after December 15, 2018. For nonpublic entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating how and to what extent ASU 2016-02 will affect the Company’s financial position, results of operations, cash flows and related disclosures.

NOTE 3—Inventories

Inventories are summarized as follows:

	December 31
	2016	2015
Sourced inventories—HBB	$95,008	$97,511
Retail inventories—KC	33,407	29,098

Total inventories	$128,415	$126,609

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

NOTE 4—Property, Plant and Equipment, Net

Property, plant and equipment, net includes the following:

	December 31
	2016	2015
Real estate:
HBB	$226	$226
Plant and equipment:
HBB	53,495	49,002
KC	25,149	26,119

	78,644	75,121

Property, plant and equipment, at cost	78,870	75,347
Less allowances for depreciation and amortization	62,927	60,510

	$15,943	$14,837

Total depreciation and amortization expense on property, plant and equipment was $4.8 million and $4.9 million during 2016 and 2015, respectively.

NOTE 5—Intangible Assets

Intangible assets other than goodwill, which are subject to amortization, consist of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Balance
Balance at December 31, 2016
HBB:
Customer relationships	$5,760	$(1,960)	$3,800
Trademarks	3,100	(408)	2,692
Other intangibles	1,240	(450)	790

	$10,100	$(2,818)	$7,282

Balance at December 31, 2015
HBB:
Customer relationships	$5,760	$(1,000)	$4,760
Trademarks	3,100	(208)	2,892
Other intangibles	1,240	(229)	1,011

	$10,100	$(1,437)	$8,663

Amortization expense for intangible assets was $1.4 million in both 2016 and 2015.

Expected annual amortization expense of HBB’s intangible assets for the next five years is $1.4 million in 2017, 2018 and 2019, $1.2 million in 2020 and $0.2 million in 2021. The weighted average amortization period for HBB’s intangible assets is approximately 9 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

NOTE 6—Current and Long-Term Financing

Financing arrangements are obtained and maintained at the subsidiary level. Hamilton Beach Holding has not guaranteed any borrowings of its subsidiaries.

The following table summarizes the Company’s available and outstanding borrowings:

	December 31
	2016	2015
Total outstanding borrowings:
Revolving credit agreement—HBB	$37,917	$57,513
Other debt—HBB	797	852

Total debt outstanding	$38,714	$58,365

Current portion of borrowings outstanding—HBB	$12,714	$8,365
Long-term portion of borrowings outstanding —HBB	$26,000	$50,000
Total available borrowings, net of limitations, under revolving credit agreements:
HBB	$112,975	$111,590
KC	20,525	18,299

	$133,500	$129,889

Unused revolving credit agreements:
HBB	$75,058	$54,077
KC	20,525	18,299

	$95,583	$72,376

Weighted average stated interest rate on total borrowings—HBB	2.3%	2.3%
Weighted average effective interest rate on total borrowings (including interest rate swap—HBB agreements):	2.7%	2.7%

Annual maturities of total debt are as follows:

2017	$797
2018	—
2019	—
2020	—
2021	37,917
Thereafter	—

$38,714

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

Including swap settlements, interest paid on total debt was $1.4 million and $1.8 million during 2016 and 2015, respectively. Interest capitalized was less than $0.1 million in both 2016 and 2015.

HBB: HBB has a $115.0 million senior secured floating-rate revolving credit facility (the “HBB Facility”) that expires in June 2021. The obligations under the HBB Facility are secured by substantially all of HBB’s assets. The approximate book value of HBB’s assets held as collateral under the HBB Facility was $257.2 million as of December 31, 2016.

The maximum availability under the HBB Facility is governed by a borrowing base derived from advance rates against eligible accounts receivable, inventory and trademarks of the borrowers, as defined in the HBB Facility. Adjustments to reserves booked against these assets, including inventory reserves, will change the eligible borrowing base and thereby impact the liquidity provided by the HBB Facility. A portion of the availability is denominated in Canadian dollars to provide funding to HBB’s Canadian subsidiary. Borrowings bear interest at a floating rate, which can be a base rate, LIBOR or bankers’ acceptance rate, as defined in the HBB Facility, plus an applicable margin. The applicable margins, effective December 31, 2016, for base rate loans and LIBOR loans denominated in U.S. dollars were 0.00% and 1.50%, respectively. The applicable margins, effective December 31, 2016, for base rate loans and bankers’ acceptance loans denominated in Canadian dollars were 0.00% and 1.50%, respectively. The HBB Facility also requires a fee of 0.25% per annum on the unused commitment. The margins and unused commitment fee under the HBB Facility are subject to quarterly adjustment based on average excess availability. The weighted average interest rate applicable to the HBB Facility at December 31, 2016 was 2.67% including the floating rate margin and the effect of the interest rate swap agreements.

The HBB Facility includes restrictive covenants, which, among other things, limit the payment of dividends, subject to achieving availability thresholds. Dividends are discretionary to the extent that for the thirty days prior to the dividend payment date, and after giving effect to the dividend payment, HBB maintains Excess Availability of not less than $25.0 million. The HBB Facility also requires HBB to achieve a minimum fixed charge coverage ratio in certain circumstances, as defined in the HBB Facility. At December 31, 2016, HBB was in compliance with all financial covenants in the HBB Facility.

KC: KC has a $25.0 million secured revolving line of credit that expires in September 2019 (the “KC Facility”). The obligations under the KC Facility are secured by substantially all assets of KC. The approximate book value of KC’s assets held as collateral under the KC Facility was $51.0 million as of December 31, 2016.

The maximum availability under the KC Facility is derived from a borrowing base formula using KC’s eligible inventory and eligible credit card accounts receivable, as defined in the KC Facility. Borrowings bear interest at a floating rate plus a margin based on the excess availability under the agreement, as defined in the KC Facility, which can be either a base rate plus a margin of 1.00% or LIBOR plus a margin of 2.00% as of December 31, 2016. The KC Facility also requires a fee of 0.32% per annum on the unused commitment.

The KC Facility allows for the payment of dividends, subject to certain restrictions based on availability and meeting a fixed charge coverage ratio as described in the KC Facility. Dividends are limited to (i) $6.0 million in any twelve-month period, so long as KC has excess availability, as defined in the KC Facility, of at least $6.3 million after giving effect to such payment and maintaining a minimum fixed charge coverage ratio of 1.1 to 1.0, as defined in the KC Facility; (ii) $2.0 million in any twelve-month period, so long as KC has excess availability, as defined in the KC Facility, of at least $6.3 million after giving effect to such payment and (iii) in such amounts as determined by KC, so long as KC has excess availability under the KC Facility of $12.5 million

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

after giving effect to such payment. At December 31, 2016, KC was in compliance with all financial covenants in the KC Facility.

NOTE 7—Derivative Financial Instruments

The Company measures its derivatives at fair value using significant observable inputs, which is Level 2 as defined in the fair value hierarchy. The Company uses a present value technique that incorporates the LIBOR swap curve, foreign currency spot rates and foreign currency forward rates to value its derivatives, including its interest rate swap agreements and foreign currency exchange contracts, and also incorporates the effect of its subsidiary and counterparty credit risk into the valuation.

Foreign Currency Derivatives: HBB held forward foreign currency exchange contracts with total notional amounts of $9.0 million and $7.3 million at December 31, 2016 and 2015, respectively, denominated primarily in Canadian dollars and Mexican pesos. The fair value of these contracts approximated a net receivable of $0.1 million and $0.4 million at December 31, 2016 and 2015, respectively.

Forward foreign currency exchange contracts that qualify for hedge accounting are used to hedge transactions expected to occur within the next twelve months. The mark-to-market effect of forward foreign currency exchange contracts that are considered effective as hedges has been included in AOCI.

Interest Rate Derivatives: HBB has interest rate swaps that hedge interest payments on its one-month LIBOR borrowings. During the second quarter of 2016, HBB entered into four delayed start interest rate swap agreements. All swaps have been designated as cash flow hedges.

The following table summarizes the notional amounts, related rates and remaining terms of interest rate swap agreements active and delayed at December 31 in millions:

	Notional Amount		Average Fixed Rate		Remaining Term at December 31, 2016
	2016	2015	2016	2015
HBB—Interest rate swaps	$20.0	$20.0	1.4%	1.4%	extending to January 2020
HBB—Delayed start interest rate swaps	$15.0	$—	1.6%	—%	extending to January 2024
HBB—Delayed start interest rate swaps	$10.0	$—	1.7%	—%	extending to January 2024

The fair value of HBB’s interest rate swap agreements was a net receivable of $0.8 million at December 31, 2016 and a net receivable of less than $0.1 million at December 31, 2015. The mark-to-market effect of interest rate swap agreements that are considered effective as hedges has been included in AOCI. The interest rate swap agreements held by HBB on December 31, 2016 are expected to continue to be effective as hedges.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

The following table summarizes the fair value of derivative instruments at December 31 as recorded in the Consolidated Balance Sheets:

	Asset Derivatives			Liability Derivatives
	Balance sheet location	2016	2015	Balance sheet location	2016	2015
Derivatives designated as hedging instruments
Interest rate swap agreements
Current	Prepaid expenses and other	$14	$1	Other current liabilities	$—	$—
Long-term	Other non-current assets	760	2	Other long-term liabilities	—	—
Foreign currency exchange contracts
Current	Prepaid expenses and other	147	386	Other current liabilities	—	—

Total derivatives		$921	$389		$—	$—

NOTE 8—Fair Value Disclosure

Recurring Fair Value Measurements: The Company uses significant other observable inputs to value derivative instruments used to hedge foreign currency and interest rate risk; therefore, they are classified within Level 2 of the valuation hierarchy. The fair value for these contracts is determined based on exchange rates and interest rates, respectively. See Note 7 for further discussion of the Company’s derivative financial instruments.

There were no transfers into or out of Levels 1, 2 or 3 during the years ended December 31, 2016 and December 31, 2015.

Other Fair Value Measurement Disclosures: The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments. The fair values of revolving credit agreements were determined using current rates offered for similar obligations taking into account subsidiary credit risk, which is Level 2 as defined in the fair value hierarchy.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable and derivatives. HBB maintains significant accounts receivable balances with several large retail customers. At December 31, 2016 and 2015, receivables from HBB’s five largest customers represented 63.0% and 61.6%, respectively, of the Company’s consolidated net accounts receivable. HBB’s significant credit concentration is uncollateralized; however, historically minimal credit losses have been incurred. To further reduce credit risk associated with accounts receivable, the Company performs periodic credit evaluations of its customers, but does not generally require advance payments or collateral. The Company enters into derivative contracts with high-quality financial institutions and limits the amount of credit exposure to any one institution. See Note 7 for further discussion of the Company’s derivative financial instruments.

NOTE 9—Leasing Arrangements

The Company leases certain office and warehouse facilities, retail stores and machinery and equipment under noncancellable operating leases that expire at various dates through 2031. Many leases include renewal and/or fair value purchase options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

Future minimum operating lease payments at December 31, 2016 are:

Operating Leases
2017	$24,642
2018	20,007
2019	15,905
2020	13,391
2021	8,755
Subsequent to 2021	25,088

Total minimum lease payments	$107,788

Rental expense for all operating leases was $25.9 million and $26.0 million in 2016 and 2015, respectively. The Company also recognized $0.4 million in both 2016 and 2015 for rental income on subleases of buildings under operating leases in which it was the lessee.

NOTE 10—Contingencies

Various legal and regulatory proceedings and claims have been or may be asserted against Hamilton Beach Holding and certain subsidiaries relating to the conduct of their businesses, including product liability, patent infringement, asbestos related claims, environmental and other claims. These proceedings and claims are incidental to the ordinary course of business of the Company. Management believes that it has meritorious defenses and will vigorously defend the Company in these actions. Any costs that management estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Company discloses the nature of the contingency and, in some circumstances, an estimate of the possible loss.

These matters are subject to inherent uncertainties, and unfavorable rulings could occur. If an unfavorable ruling were to occur, there exists the possibility of an adverse impact on the Company’s financial position, results of operations and cash flows of the period in which the ruling occurs, or in future periods.

Environmental matters—HBB is investigating or remediating historical environmental contamination at some current and former sites operated by HBB or by businesses it acquired. Based on the current stage of the investigation or remediation at each known site, HBB estimates the total investigation and remediation costs and the period of assessment and remediation activity required for each site. The estimate of future investigation and remediation costs is primarily based on variables associated with site clean-up, including, but not limited to, physical characteristics of the site, the nature and extent of the contamination and applicable regulatory programs and remediation standards. No assessment can fully characterize all subsurface conditions at a site. There is no assurance that additional assessment and remediation efforts will not result in adjustments to estimated remediation costs or the time frame for remediation at these sites.

HBB’s estimates of investigation and remediation costs may change if it discovers contamination at additional sites or additional contamination at known sites, if the effectiveness of its current remediation efforts change, if

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

applicable federal or state regulations change or if HBB’s estimate of the time required to remediate the sites changes. HBB’s revised estimates may differ materially from original estimates.

At December 31, 2016 and 2015, HBB had accrued undiscounted obligations of $8.7 million and $9.1 million, respectively, for environmental investigation and remediation activities at these sites. In addition, HBB estimates that it is reasonably possible that it may incur additional expenses in the range of zero to $4.7 million related to the environmental investigation and remediation at these sites.

During 2015, HBB recorded $1.5 million in “Selling, general and administrative expenses” in the Consolidated Statement of Operations for environmental investigation and remediation at HBB’s Picton, Ontario facility as a result of environmental studies.

NOTE 11—Stockholder Equity and Earnings Per Share

Amounts Reclassified out of Accumulated Other Comprehensive Income: The following table summarizes the amounts reclassified out of AOCI and recognized in the Consolidated Statement of Operations:

Amount reclassified from AOCI
Details about AOCI components	2016	2015	Location of loss (gain) reclassified from AOCI into income
(In thousands)
Loss (gain) on cash flow hedging
Foreign exchange contracts	$(11)	$(860)	Cost of sales
Interest rate contracts	183	243	Interest expense

	172	(617)	Total before income tax expense
Tax effect	(67)	235	Income tax (benefit) expense

	$105	$(382)	Net of tax

Pension plan
Actuarial loss	$508	$748	(a)
Tax effect	(195)	(236)	Income tax benefit

	$313	$512	Net of tax

Total reclassifications for the period	$418	$130	Net of tax

(a)	This AOCI component is included in the computation of pension expense. See Note 13 for a discussion of the Company’s pension expense.

Earnings per Share: In connection with the proposed spin-off of Hamilton Beach Holding to NACCO stockholders, it is contemplated that NACCO stockholders, in addition to retaining their shares of NACCO common stock, will receive one share of Hamilton Beach Holding Class A common stock and one share of Hamilton Beach Holding Class B common stock for each share of NACCO Class A common stock or Class B common stock they own.

Unaudited pro forma earnings per share have been prepared as if NACCO’s proposed spin-off of Hamilton Beach Holding and the related impact of NACCO’s distribution of all of the outstanding shares of Hamilton Beach Holding common stock to NACCO common stockholders occurred as of December 31 in each period presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

For purposes of calculating the unaudited pro forma earnings per share, no adjustments have been made to the reported amounts of net income. In addition, unaudited pro forma basic and diluted earnings per share for Class A common stock are the same as Class B common stock. The unaudited pro forma weighted average number of shares of Class A common stock and Class B common stock outstanding used to calculate the unaudited pro forma basic and diluted earnings per share were as follows:

	2016	2015

Unaudited pro forma basic and diluted weighted average shares outstanding	13,636	14,002

Unaudited pro forma basic and diluted earnings per share	$1.92	$1.41

NOTE 12—Income Taxes

The components of income before income tax provision and the income tax provision for the years ended December 31 are as follows:

	2016	2015
Income before income tax provision
Domestic	$39,136	$31,277
Foreign	2,027	759

	$41,163	$32,036

Income tax provision
Current income tax provision:
Federal	$12,140	$10,953
State	501	1,908
Foreign	556	1,143

Total current	13,197	14,004

Deferred income tax provision (benefit):
Federal	1,458	(1,242)
State	239	(43)
Foreign	90	(394)

Total deferred	1,787	(1,679)

	$14,984	$12,325

The results of operations for Hamilton Beach Holding have historically been included in the consolidated income tax returns of NACCO Industries, Inc. The income tax amounts reflected in the accompanying financial statements have been allocated using the separate return method as if Hamilton Beach Holding was a separate taxpayer. The Company made net federal income tax payments of $11.0 million and $7.9 million during 2016 and 2015, respectively, to NACCO as a member of the consolidated income tax return. The Company made

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

foreign and state income tax payments of $2.8 million and $1.9 million during 2016 and 2015, respectively. During the same periods, foreign and state income tax refunds totaled $0.6 million and $0.1 million, respectively.

A reconciliation of the federal statutory and effective income tax rate for the years ended December 31 is as follows:

	2016	2015
Income before income tax provision	$41,163	$32,036

Statutory taxes at 35.0%	$14,407	$11,212
State and local income taxes	1,019	540
Valuation allowances	170	606
Non-deductible expenses	414	364
Other, net	(571)	(1,055)
Tax settlements	(455)	658

Income tax provision	$14,984	$12,325

Effective income tax rate	36.4%	38.5%

As of December 31, 2016, the cumulative unremitted earnings of the Company’s foreign subsidiaries are approximately $9.2 million. The Company has provided a cumulative deferred tax liability in the amount of $0.3 million with respect to the cumulative unremitted earnings of the Company as of December 31, 2016 which are expected to be repatriated. The Company has continued to conclude all remaining foreign earnings in excess of this amount will be indefinitely reinvested in its foreign operations and, therefore, the recording of deferred tax liabilities for such unremitted earnings is not required. It is impracticable to determine the amount of unrecognized deferred taxes with respect to these permanently reinvested earnings; however, foreign tax credits would be available to reduce, in part, U.S. income taxes in the event of a distribution.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

A detailed summary of the total deferred tax assets and liabilities in the Company’s Consolidated Balance Sheets resulting from differences in the book and tax basis of assets and liabilities follows:

	December 31
	2016	2015
Deferred tax assets
Tax carryforwards	$2,610	$2,235
Inventories	421	890
Depreciation and amortization	1,457	1,299
Accrued expenses and reserves	9,807	10,796
Other employee benefits	5,321	4,996
Other	1,454	2,706

Total deferred tax assets	21,070	22,922
Less: Valuation allowance	1,614	1,290

	19,456	21,632

Deferred tax liabilities
Accrued pension benefits	1,609	1,293
Unremitted foreign earnings	343	296

Total deferred tax liabilities	1,952	1,589

Net deferred asset	$17,504	$20,043

The following table summarizes the tax carryforwards and associated carryforward periods and related valuation allowances where the Company has determined that realization is uncertain:

	December 31, 2016
	Net deferred tax asset	Valuation allowance	Carryforwards expire during:
Non-U.S. net operating loss	$1,376	$1,376	2021 - Indefinite
State losses	1,053	—	2018 - 2035
Research credit	547	—	2028 - 2030

Total	$2,976	$1,376

	December 31, 2015
	Net deferred tax asset	Valuation allowance	Carryforwards expire during:
Non-U.S. net operating loss	$915	$915	2020 - Indefinite
State losses	1,241	—	2018 - 2035
Research credit	513	—	2027 - 2029

Total	$2,669	$915

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

The Company evaluates its deferred tax assets to determine if a valuation allowance is required based on the consideration of all available evidence, both positive and negative, using a “more likely than not” standard. A valuation allowance is required where realization is determined to no longer meet the “more likely than not” standard. The establishment of a valuation allowance does not have an impact on cash, nor does such an allowance preclude the Company from using its loss carryforwards or other deferred tax assets in future periods.

The Company has a valuation allowance for certain foreign deferred tax assets. Based upon the review of historical earnings and the relevant expiration of carryforwards, the Company believes the valuation allowances are appropriate and does not expect to release valuation allowances within the next twelve months that would have a significant effect on the Company’s financial position or results of operations.

The tax returns of the Company and/or NACCO are under routine examination by various taxing authorities. The Company has not been informed of any material assessment for which an accrual has not been previously provided and the Company would vigorously contest any material assessment. Management believes any potential adjustment would not materially affect the Company’s financial condition or results of operations.

The following is a reconciliation of the Company’s total gross unrecognized tax benefits, defined as the aggregate tax effect of differences between tax return positions and the benefits recognized in the financial statements for the years ended December 31, 2016 and 2015. Approximately $0.4 million and $0.8 million of these gross amounts as of December 31, 2016 and 2015, respectively, relate to permanent items that, if recognized, would impact the effective income tax rate. This amount differs from the gross unrecognized tax benefits presented in the table below due to the decrease in U.S. federal income taxes which would occur upon the recognition of the state tax benefits included herein.

	2016	2015
Balance at January 1	$1,199	$180
Additions based on tax positions related to prior years	167	1,119
Additions based on tax positions related to the current year	165	—
Reductions due to settlements with taxing authorities	(860)	—
Reductions due to lapse of the applicable statute of limitations	—	(100)

Balance at December 31	$671	$1,199

The Company records interest and penalties on uncertain tax positions as a component of the income tax provision. The Company did not recognize any interest and penalties related to uncertain tax positions during 2016 or 2015.

The Company expects the amount of unrecognized tax benefits will change within the next 12 months; however, the change in unrecognized tax benefits, which is reasonably possible within the next 12 months, is not expected to have a significant effect on the Company’s financial position, results of operations or cash flows.

In general, the Company operates in taxing jurisdictions that provide a statute of limitations period ranging from three to five years for the taxing authorities to review the applicable tax filings. The Company does not have any material taxing jurisdictions in which the statute of limitations has been extended beyond the applicable time frame allowed by law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

NOTE 13—Retirement Benefit Plans

Defined Benefit Plans: The Company maintains two defined benefit pension plans that provide benefits based on years of service and average compensation during certain periods. All eligible employees of the Company, including employees whose pension benefits are frozen, receive retirement benefits under defined contribution retirement plans.

The assumptions used in accounting for the defined benefit plans were as follows for the years ended December 31:

	2016	2015
U.S. Plan
Discount rate for pension benefit obligation	3.60%	3.70%
Discount rate for net periodic benefit cost	3.70%	3.45%
Expected long-term rate of return on assets for net periodic benefit (income) expense	7.50%	7.75%
Non-U.S. Plan
Discount rate for pension benefit obligation	3.75%	4.00%
Discount rate for net periodic benefit cost	4.00%	3.75%
Rate of increase in compensation levels	3.50%	3.50%
Expected long-term rate of return on assets for net periodic benefit (income) expense	5.50%	5.75%

Set forth below is a detail of the net periodic pension expense (income) for the defined benefit plans for the years ended December 31:

	2016	2015
U.S. Plan
Interest cost	$875	$914
Expected return on plan assets	(2,071)	(2,159)
Amortization of actuarial loss	495	564

Net periodic pension income	$(701)	$(681)

Non-U.S. Plan
Interest cost	$144	$152
Expected return on plan assets	(248)	(272)
Amortization of actuarial loss	13	146
Settlements	—	37

Net periodic pension (income) expense	$(91)	$63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

Set forth below is detail of other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for the years ended December 31:

	2016	2015
U.S. Plan
Current year actuarial loss	$243	$1,373
Amortization of actuarial loss	(495)	(564)

Total recognized in other comprehensive (income) loss	$(252)	$809

Non-U.S. Plan
Current year actuarial loss (gain)	$318	$(128)
Amortization of actuarial loss	(13)	(146)
Settlements	—	(37)

Total recognized in other comprehensive (income) loss	$305	$(311)

The following table sets forth the changes in the benefit obligation and the plan assets during the year and the funded status of the defined benefit plans at December 31:

	2016		2015
	U.S. Plan	Non-U.S. Plan	U.S. Plan	Non-U.S. Plan
Change in benefit obligation
Projected benefit obligation at beginning of year	$24,932	$3,519	$27,701	$4,549
Interest cost	875	144	914	152
Actuarial loss (gain)	11	430	(918)	(146)
Benefits paid	(2,167)	(176)	(2,765)	(146)
Foreign currency exchange rate changes	—	104	—	(712)
Settlements	—	—	—	(178)

Projected benefit obligation at end of year	$23,651	$4,021	$24,932	$3,519

Accumulated benefit obligation at end of year	$23,651	$4,021	$24,932	$3,519

Change in plan assets
Fair value of plan assets at beginning of year	$27,730	$4,383	$30,627	$5,286
Actual return on plan assets	1,839	356	(132)	256
Employer contributions	—	17	—	17
Benefits paid	(2,167)	(176)	(2,765)	(146)
Foreign currency exchange rate changes	—	132	—	(852)
Settlements	—	—	—	(178)

Fair value of plan assets at end of year	$27,402	$4,712	$27,730	$4,383

Funded status at end of year	$3,751	$691	$2,798	$864

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

	2016		2015
	U.S. Plan	Non-U.S. Plan	U.S. Plan	Non-U.S. Plan
Amounts recognized in the balance sheets consist of:
Noncurrent assets	$3,751	$691	$2,798	$864

Components of accumulated other comprehensive loss (income) consist of:
Actuarial loss	$12,712	$1,029	$12,964	$737
Deferred taxes	(4,830)	(327)	(4,926)	(250)
Currency differences	—	(89)	—	(102)

	$7,882	$613	$8,038	$385

The actuarial loss included in accumulated other comprehensive income (loss) expected to be recognized in net periodic benefit cost in 2017 are $0.6 million ($0.4 million net of tax).

The Company recognizes as a component of benefit income, as of the measurement date, any unrecognized actuarial net gains or losses that exceed 10% of the larger of the projected benefit obligations or the plan assets, defined as the “corridor.” Amounts outside the corridor are amortized over the average expected remaining lifetime of inactive participants for the pension plans. The (gain) loss amounts recognized in AOCI are not expected to be fully recognized until the plan is terminated or as settlements occur, which would trigger accelerated recognition.

The Company’s policy is to make contributions to fund its pension plans within the range allowed by applicable regulations. The Company expects to contribute less than $0.1 million to its non-U.S. pension plan in 2017.

Pension benefit payments are made from assets of the pension plans.

Future pension benefit payments expected to be paid from assets of the pension plans are:

	U.S. Plan	Non-U.S. Plan
2017	$2,229	$172
2018	2,227	170
2019	2,100	177
2020	2,260	187
2021	2,023	199
2022 - 2026	8,360	1,187

	$19,199	$2,092

The expected long-term rate of return on defined benefit plan assets reflects management’s expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. In establishing the expected long-term rate of return assumption for plan assets, the Company considers the historical rates of return over a period of time that is consistent with the long-term nature of the underlying

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

obligations of these plans as well as a forward-looking rate of return. The historical and forward-looking rates of return for each of the asset classes used to determine the Company’s estimated rate of return assumption were based upon the rates of return earned or expected to be earned by investments in the equivalent benchmark market indices for each of the asset classes.

Expected returns for U.S. pension plans are based on a calculated market-related value for U.S. pension plan assets. Under this methodology, asset gains and losses resulting from actual returns that differ from the Company’s expected returns are recognized in the market-related value of assets ratably over three years. Expected returns for the non-U.S. pension plan are based on fair market value for the non-U.S. pension plan assets.

The pension plans maintain investment policies that, among other things, establish a portfolio asset allocation methodology with percentage allocation bands for individual asset classes. The investment policies provide that investments are reallocated between asset classes as balances exceed or fall below the appropriate allocation bands.

The following is the actual allocation percentage and target allocation percentage for the U.S. pension plan assets at December 31:

	2016 Actual Allocation	2015 Actual Allocation	Target Allocation Range
U.S. equity securities	45.2%	51.9%	36.0% - 54.0%
Non-U.S. equity securities	19.7%	12.4%	16.0% - 24.0%
Fixed income securities	33.8%	35.1%	30.0% - 40.0%
Money market	1.3%	0.6%	0.0% - 10.0%

The following is the actual allocation percentage and target allocation percentage for the Non-U.S. pension plan assets at December 31:

	2016 Actual Allocation	2015 Actual Allocation	Target Allocation Range
Canadian equity securities	32.7%	28.9%	25.0% - 35.0%
Non-Canadian equity securities	32.1%	30.6%	25.0% - 35.0%
Fixed income securities	35.2%	40.5%	30.0% - 50.0%
Cash and cash equivalents	—%	—%	0.0% - 5.0%

The fair value of each major category of the Company’s U.S. pension plan assets are valued using quoted market prices in active markets for identical assets, or Level 1 in the fair value hierarchy. The fair value of each major category of the Company’s Non-U.S. pension plan assets are valued using observable inputs, either directly or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

indirectly, other than quoted market prices in active markets for identical assets, or Level 2 in the fair value hierarchy. Following are the values as of December 31:

	Level 1		Level 2
	2016	2015	2016	2015
U.S. equity securities	$12,374	$14,400	$777	$670
Non-U.S. equity securities	5,405	3,439	2,275	1,939
Fixed income securities	9,273	9,723	1,660	1,774
Money market	350	168	—	—

Total	$27,402	$27,730	$4,712	$4,383

Defined Contribution Plans: Hamilton Beach Holding and its subsidiaries maintain defined contribution (401(k)) plans for substantially all U.S. employees and similar plans for employees outside of the United States. All companies provide employer matching (or safe harbor) contributions based on plan provisions. The defined contribution retirement plans also provide for an additional minimum employer contribution. Certain plans also permit additional contributions whereby the applicable company’s contribution to participants is determined annually based on a formula that includes the effect of actual compared with targeted operating results and the age and/or compensation of the participants. Total costs, including Company contributions, for these plans were $5.2 million in both 2016 and 2015.

NOTE 14—Business Segments

Hamilton Beach Holding is an operating holding company with HBB and KC as reportable segments. See Note 1 for a discussion of the Company’s industries. Financial information for each of Hamilton Beach Holding’s reportable segments is presented in the following table. The accounting policies of the reportable segments are described in Note 2. The line “Eliminations” in the revenues section eliminates revenues from HBB sales to KC. The amounts of these revenues are based on current market prices of similar third-party transactions. No other sales transactions occur among reportable segments.

Wal-Mart accounted for approximately 32% and 32% of HBB’s revenues in 2016 and 2015, respectively. Amazon accounted for approximately 10% of HBB’s revenues in 2016. HBB’s five largest customers accounted for approximately 54% and 52% of HBB’s revenues for the years ended December 31, 2016 and 2015, respectively. The loss of or significant reduction in sales to any key customer could result in significant decreases in HBB’s revenue and profitability and an inability to sustain or grow its business.

	2016	2015
Revenues from external customers
HBB	$605,170	$620,977
KC	144,351	150,988
Eliminations	(4,164)	(4,103)

Total	$745,357	$767,862

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

	2016	2015
Gross profit
HBB	$128,414	$123,139
KC	65,391	67,000
Eliminations	(34)	589

Total	$193,771	$190,728

Selling, general and administrative expenses, including Amortization of intangible assets
HBB	$85,407	$88,337
KC	65,014	66,864

Total	$150,421	$155,201

Operating profit
HBB	$43,033	$34,801
KC	376	165
Eliminations	(35)	588

Total	$43,374	$35,554

Interest expense
HBB	$1,165	$1,831
KC	209	131

Total	$1,374	$1,962

Interest income
HBB	$—	$(56)

Total	$—	$(56)

Other (income) expense
HBB	$770	$1,526
KC	67	86

Total	$837	$1,612

Income tax provision
HBB	$14,541	$11,751
KC	455	368
Eliminations	(12)	206

Total	$14,984	$12,325

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

	2016	2015
Net Income (loss)
HBB	$26,557	$19,749
KC	(355)	(420)
Eliminations	(23)	382

Total	$26,179	$19,711

Total assets
HBB	$257,168	$253,874
KC	54,004	56,177
Eliminations	(339)	77

Total	$310,833	$310,128

Depreciation and amortization
HBB	$4,681	$4,750
KC	1,545	1,558

Total	$6,226	$6,308

Capital expenditures
HBB	$4,814	$4,365
KC	1,188	1,806

Total	$6,002	$6,171

Data By Geographic Region

No single country outside of the U.S. comprised 10% or more of the Company’s revenues from unaffiliated customers.

	United States	Other	Consolidated
2016
Revenues from unaffiliated customers, based on the customers’ location	$626,367	$118,990	$745,357

Long-lived assets	$10,861	$5,082	$15,943

2015
Revenues from unaffiliated customers, based on the customers’ location	$647,073	$120,789	$767,862

Long-lived assets	$9,273	$5,564	$14,837

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HAMILTON BEACH BRANDS HOLDING COMPANY AND SUBSIDIARIES

(Tabular Amounts in Thousands, Except Per Share and Percentage Data)

NOTE 15—Related Party Transactions

Hyster-Yale Materials Handling, Inc. (“Hyster-Yale”) is a former subsidiary of NACCO Industries, Inc. that was spun-off to stockholders in 2012. In the ordinary course of business, HBB and KC lease or buy Hyster-Yale lift trucks.

NACCO charges management fees to its operating subsidiaries for services provided by corporate headquarters. NACCO charged management fees to the Company of $4.1 million and $3.9 million in 2016 and 2015, respectively. NACCO management fees were based upon estimated parent company resources devoted to providing centralized services and stewardship activities and were allocated among all NACCO subsidiaries based upon the relative size and complexity of each subsidiary. The Company believes the assumptions and allocation methods underlying the consolidated financial statements are based on a reasonable reflection of the use of services provided to or the benefit received by Hamilton Beach Holding during the periods presented relative to the total costs incurred by NACCO. However, the amounts recorded for these allocations are not necessarily representative of the amount that would have been reflected in the consolidated financial statements had the Company been an entity that operated independently of NACCO. Consequently, future results of operations following the proposed spin-off of Hamilton Beach Holding to NACCO stockholders will include costs and expenses that may be materially different than the historical results of operations, financial position and cash flows presented herein.

Post spin-off agreements between NACCO and Hamilton Beach Holding are discussed under the headings “The Separation Agreement” and “Ancillary Agreements” in the prospectus.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

HAMILTON BEACH BRANDS HOLDING COMPANY

YEAR ENDED DECEMBER 31, 2016 AND 2015

		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts — Describe	Deductions — Describe		Balance at End of Period (C)
	(In thousands)
2016
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$864	$46	$—	$48	(A)	$862
Allowance for discounts, adjustments and returns	$17,397	$21,692	$241	$24,680	(B)	$14,650
Deferred tax valuation allowances	$1,290	$324	$—	—		$1,614
2015
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$1,208	$1	$—	$345	(A)	$864
Allowance for discounts, adjustments and returns	$15,048	$25,150	$1,587	$24,388	(B)	$17,397
Deferred tax valuation allowances	$906	$384	$—	—		$1,290

(A)	Write-offs, net of recoveries.
(B)	Payments and customer deductions for product returns, discounts and allowances.
(C)	Balances which are not required to be presented and those which are immaterial have been omitted.

HAMILTON BEACH BRANDS HOLDING COMPANY

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	MARCH 31 2017	DECEMBER 31 2016	MARCH 31 2016
	(In thousands, except share and per share data)
ASSETS
Cash and cash equivalents	$5,575	$11,340	$2,156
Accounts receivable, net	61,248	104,074	64,192
Inventories, net	129,727	128,415	127,218
Prepaid expenses and other	8,790	8,586	8,994

Total current assets	205,340	252,415	202,560
Property, plant and equipment, net	16,204	15,943	15,823
Goodwill	6,253	6,253	6,253
Other Intangibles, net	6,936	7,282	8,315
Deferred income taxes	16,434	17,504	17,697
Deferred costs	8,282	7,968	4,876
Other non-current assets	3,329	3,468	1,456

Total assets	$262,778	$310,833	$256,980

LIABILITIES AND EQUITY
Accounts payable	$79,185	$121,253	$81,828
Accounts payable to affiliates	7,027	9,705	350
Revolving credit agreements	30,978	12,714	4,170
Accrued payroll	8,293	17,443	8,202
Accrued cooperative advertising	6,683	15,056	6,437
Other current liabilities	14,449	13,779	12,878

Total current liabilities	146,615	189,950	113,865
Revolving credit agreements	28,000	26,000	47,600
Other long-term liabilities	26,629	29,757	25,363

Total liabilities	201,244	245,707	186,828
Stockholder equity
Common stock, par value $1.00 per share, 1,000 shares authorized, 100 shares outstanding	—	—	—
Capital in excess of par value	75,031	75,031	75,031
Retained earnings	2,239	6,596	10,269
Accumulated other comprehensive loss	(15,736)	(16,501)	(15,148)

Total stockholder equity	61,534	65,126	70,152

Total liabilities and equity	$262,778	$310,833	$256,980

See notes to Unaudited Condensed Consolidated Financial Statements.

HAMILTON BEACH BRANDS HOLDING COMPANY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED MARCH 31
	2017	2016
	(In thousands, except shares outstanding)
Revenues	$140,282	$143,134
Cost of sales	105,705	109,097

Gross profit	34,577	34,037
Operating expenses
Selling, general and administrative expenses	36,670	36,581
Amortization of intangible assets	345	345

	37,015	36,926
Operating profit (loss)	(2,438)	(2,889)
Other expense (income)
Interest expense	415	454
Other, net, including interest income	(682)	62

	(267)	516

Income (loss) before income tax provision (benefit)	(2,171)	(3,405)
Income tax provision (benefit)	(814)	(1,257)

Net income (loss)	$(1,357)	$(2,148)

Basic and diluted earnings (loss) per share	$(13.57)	$(21.48)

Basic and diluted weighted average shares outstanding	100	100

See notes to Unaudited Condensed Consolidated Financial Statements.

HAMILTON BEACH BRANDS HOLDING COMPANY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	THREE MONTHS ENDED MARCH 31
	2017	2016
	(In thousands)
Net income (loss)	$(1,357)	$(2,148)
Foreign currency translation adjustment	1,071	207
Current period cash flow hedging activity, net of $139 and $320 tax benefit in the three months ended March 31, 2017 and March 31, 2016, respectively.	(337)	(699)
Reclassification of hedging activities into earnings, net of $18 and $24 tax expense in the three months ended March 31, 2017 and March 31, 2016, respectively.	(50)	(83)
Reclassification of pension adjustments into earnings, net of $51 and $49 tax benefit in the three months ended March 31, 2017 and March 31, 2016, respectively.	81	51

Total other comprehensive income (loss)	765	(524)

Comprehensive loss	$(592)	$(2,672)

See notes to Unaudited Condensed Consolidated Financial Statements.

HAMILTON BEACH BRANDS HOLDING COMPANY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED MARCH 31
	2017	2016
	(In thousands)
Operating activities
Net income (loss)	$(1,357)	$(2,148)
Adjustments to reconcile from net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	1,308	1,154
Amortization of deferred financing fees	55	64
Deferred income taxes	1,249	2,651
Other	(3,089)	(3,033)
Working capital changes:
Affiliates receivable/payable	(2,679)	(10,873)
Accounts receivable	42,826	40,645
Inventories	(1,312)	(610)
Other current assets	(161)	(768)
Accounts payable	(42,068)	(12,535)
Other current liabilities	(16,933)	(10,816)

Net cash (used for) provided by operating activities	(22,161)	3,731

Investing activities
Expenditures for property, plant and equipment	(1,225)	(1,838)
Other	5	47

Net cash used for investing activities	(1,220)	(1,791)

Financing activities
Net additions (reductions) to revolving credit agreements	20,263	(6,595)
Cash dividends paid	(3,000)	(10,000)

Net cash provided by (used for) financing activities	17,263	(16,595)

Effect of exchange rate changes on cash	353	13
Cash and cash equivalents
Decrease for the period	(5,765)	(14,642)

Balance at the beginning of the period	11,340	16,798

Balance at the end of the period	$5,575	$2,156

See notes to Unaudited Condensed Consolidated Financial Statements.

HAMILTON BEACH BRANDS HOLDING COMPANY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Accumulated Other Comprehensive Income (Loss)
	Common Stock	Capital in Excess of Par Value	Retained Earnings	Foreign Currency Translation Adjustment	Deferred Gain (Loss) on Cash Flow Hedging	Pension Plan Adjustment	Total Stockholder Equity
	(In thousands)
Balance, January 1, 2016	$—	$75,031	$22,417	$(6,545)	$343	$(8,422)	$82,824
Net loss	—	—	(2,148)	—	—	—	(2,148)
Cash dividends to NACCO	—	—	(10,000)	—	—	—	(10,000)
Current period other comprehensive income (loss)	—	—	—	207	(699)	—	(492)
Reclassification adjustment to net income (loss)	—	—	—	—	(83)	51	(32)

Balance, March 31, 2016	$—	$75,031	$10,269	$(6,338)	$(439)	$(8,371)	$70,152

Balance, January 1, 2017	$—	$75,031	$6,596	$(8,623)	$616	$(8,494)	$65,126
Net loss	—	—	(1,357)	—	—	—	(1,357)
Cash dividends to NACCO	—	—	(3,000)	—	—	—	(3,000)
Current period other comprehensive income (loss)	—	—	—	1,071	(337)	—	734
Reclassification adjustment to net income (loss)	—	—	—	—	(50)	81	31

Balance, March 31, 2017	$—	$75,031	$2,239	$(7,552)	$229	$(8,413)	$61,534

See notes to Unaudited Condensed Consolidated Financial Statements.

HAMILTON BEACH BRANDS HOLDING COMPANY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2017

(Tabular amounts in thousands, except as noted and share amounts)

NOTE 1—Nature of Operations and Basis of Presentation

Nature of Operations

The accompanying Unaudited Condensed Consolidated Financial Statements include the accounts of Hamilton Beach Brands Holding Company (“Hamilton Beach Holding” or the “Company”). Hamilton Beach Holding is a wholly-owned subsidiary of NACCO Industries, Inc (“NACCO”). Intercompany accounts and transactions among the consolidated companies are eliminated in consolidation. The Company’s subsidiaries operate in the following principal industries: consumer, commercial and specialty small appliances and specialty retail. The Company manages its subsidiaries primarily by industry.

Hamilton Beach Brands, Inc. (“HBB”) is a leading designer, marketer and distributor of branded small electric household and specialty housewares appliances as well as commercial products for restaurants, bars and hotels. The Kitchen Collection, LLC (“KC”) is a national specialty retailer of kitchenware operating under the Kitchen Collection®store name in outlet and traditional malls throughout the United States.

Management performed an evaluation of the Company’s activities through June 16, 2017, which is the date these financial statements were available to be issued. No significant subsequent events have occurred that required recognition or disclosure in these financial statements.

Basis of Presentation

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position of the Company at March 31, 2017 and the results of its operations, comprehensive income (loss), cash flows and changes in equity for the three months ended March 31, 2017 and 2016 have been included. These Unaudited Condensed Consolidated Financial Statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2016.

The balance sheet at December 31, 2016 has been derived from the audited financial statements at that date but does not include all of the information or notes required by U.S. GAAP for complete financial statements.

Operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the remainder of the year ending December 31, 2017. The HBB and KC businesses are seasonal and a majority of revenues and operating profit typically occurs in the second half of the calendar year when sales of small electric household appliances to retailers and consumers increase significantly for the fall holiday selling season.

NOTE 2—Recently Issued Accounting Standards

Accounting Standards Not Yet Adopted

The Company is an emerging growth company and has elected not to opt out of an extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company can adopt the new or revised standard at the time private companies adopt the new or revised standard.

In May 2014, the FASB codified in ASC 606, “Revenue Recognition—Revenue from Contracts with Customers,” which supersedes most current revenue recognition guidance, including industry-specific guidance, and requires an entity to recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to customers and provide additional disclosures. As amended, the effective date for public entities is annual reporting periods beginning after December 15, 2017 and interim periods therein. The effective date for all other entities (nonpublic entities), is annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.

The Company anticipates using the modified retrospective method with the cumulative effect of initially applying the standard recognized as an adjustment to equity. The Company has developed a project plan with respect to its implementation of this standard, including identification of revenue streams and review of contracts and procedures currently in place, and is evaluating the impact on the Company’s financial position, results of operations and cash flows. The adoption of this guidance will result in increased disclosures to help users of financial statements understand the nature, amount and timing of revenue and cash flows arising from contracts. The Company is in the process of identifying and implementing changes to processes and controls to meet the standard’s updated reporting and disclosure requirements and continues to update its assessment of the impact of the standard.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which requires an entity to recognize assets and liabilities for the rights and obligations created by leased assets. ASU 2016-02 is effective for public entities for interim and annual periods beginning after December 15, 2018. For nonpublic entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating how and to what extent ASU 2016-02 will affect the Company’s financial position, results of operations, cash flows and related disclosures.

NOTE 3—Inventories

Inventories are summarized as follows:

	MARCH 31 2017	DECEMBER 31 2016	MARCH 31 2016
Sourced inventories—HBB	$98,688	$95,008	$94,482
Retail inventories—KC	31,039	33,407	32,736

Total inventories	$129,727	$128,415	$127,218

NOTE 4—Fair Value Disclosure

Recurring Fair Value Measurements: The following table presents the Company’s assets and liabilities accounted for at fair value on a recurring basis:

		Fair Value Measurements at Reporting Date Using
Description	Date	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	March 31, 2017
Assets:
Interest rate swap agreements	$802	$—	$802	$—
Foreign currency exchange contracts	27	—	27	—

	$829	$—	$829	$—

Liabilities:
Foreign currency exchange contracts	$489	$—	$489	$—

	$489	$—	$489	$—

	December 31, 2016
Assets:
Interest rate swap agreements	$774	$—	$774	$—
Foreign currency exchange contracts	147	—	147	—

	$921	$—	$921	$—

	March 31, 2016
Liabilities:
Interest rate swap agreements	$368	$—	$368	$—
Foreign currency exchange contracts	491	—	491	—

	$859	$—	$859	$—

The Company uses significant other observable inputs to value derivative instruments used to hedge foreign currency and interest rate risk; therefore, they are classified within Level 2 of the valuation hierarchy. The fair value for these contracts is determined based on exchange rates and interest rates, respectively.

There were no transfers into or out of Levels 1, 2 or 3 during the three months ended March 31, 2017 and 2016.

NOTE 5—Contingencies

Various legal and regulatory proceedings and claims have been or may be asserted against Hamilton Beach Holding and certain subsidiaries relating to the conduct of their businesses, including product liability, patent infringement, asbestos-related claims, environmental and other claims. These proceedings and claims are incidental to the ordinary course of business of the Company. Management believes that it has meritorious defenses and will vigorously defend the Company in these actions. Any costs that management estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Company discloses the nature of the contingency and, in some circumstances, an estimate of the possible loss.

These matters are subject to inherent uncertainties, and unfavorable rulings could occur. If an unfavorable ruling were to occur, there exists the possibility of an adverse impact on the Company’s financial position, results of operations and cash flows of the period in which the ruling occurs, or in future periods.

Environmental matters—HBB is investigating or remediating historical environmental contamination at some current and former sites operated by HBB or by businesses it acquired. Based on the current stage of the investigation or remediation at each known site, HBB estimates the total investigation and remediation costs and the period of assessment and remediation activity required for each site. The estimate of future investigation and remediation costs is primarily based on variables associated with site clean-up, including, but not limited to, physical characteristics of the site, the nature and extent of the contamination and applicable regulatory programs and remediation standards. No assessment can fully characterize all subsurface conditions at a site. There is no assurance that additional assessment and remediation efforts will not result in adjustments to estimated remediation costs or the time frame for remediation at these sites.

HBB’s estimates of investigation and remediation costs may change if it discovers contamination at additional sites or additional contamination at known sites, if the effectiveness of its current remediation efforts change, if applicable federal or state regulations change or if HBB’s estimate of the time required to remediate the sites changes. HBB’s revised estimates may differ materially from original estimates.

At March 31, 2017, December 31, 2016 and March 31, 2016, HBB had accrued undiscounted obligations of $9.0 million, $8.7 million and $9.3 million, respectively, for environmental investigation and remediation activities. In addition, HBB estimates that it is reasonably possible that it may incur additional expenses in the range of zero to $5.0 million related to the environmental investigation and remediation at these sites.

NOTE 6—Business Segments

Hamilton Beach Holding is an operating holding company with HBB and KC as reportable segments. See Note 1 for a discussion of the Company’s industries and product lines. Financial information for each of Hamilton Beach Holding’s reportable segments is presented in the following table. The line “Eliminations” in the Revenues section eliminates revenues from HBB sales to KC. The amounts of these revenues are based on current market prices of similar third-party transactions. No other sales transactions occur among reportable segments.

	THREE MONTHS ENDED MARCH 31
	2017	2016
Revenues
HBB	114,154	115,740
KC	26,665	28,383
Eliminations	(537)	(989)

Total	$140,282	$143,134

Operating profit (loss)
HBB	782	67
KC	(3,279)	(2,890)
Eliminations	59	(66)

Total	$(2,438)	$(2,889)

	THREE MONTHS ENDED MARCH 31
	2017	2016
Net income (loss)
HBB	689	(261)
KC	(2,143)	(1,868)
Eliminations	97	(19)

Total	$(1,357)	$(2,148)

NOTE 7—Earnings (Loss) Per Share

In connection with the proposed spin-off of Hamilton Beach Holding to NACCO stockholders, it is contemplated that NACCO stockholders, in addition to retaining their shares of NACCO common stock, will receive one share of Hamilton Beach Holding Class A common stock and one share of Hamilton Beach Holding Class B common stock for each share of NACCO Class A common stock or Class B common stock they own.

Unaudited pro forma earnings (loss) per share have been prepared as if NACCO’s proposed spin-off of Hamilton Beach Holding and the related impact of NACCO’s distribution of all of the outstanding shares of Hamilton Beach Holding common stock to NACCO common stockholders occurred as of March 31 in each period presented.

For purposes of calculating the unaudited pro forma earnings (loss) per share, no adjustments have been made to the reported amounts of net income (loss). In addition, unaudited pro forma basic and diluted earnings (loss) per share for Class A common stock are the same as Class B common stock. The unaudited pro forma weighted average number of shares of Class A common stock and Class B common stock outstanding used to calculate the unaudited pro forma basic and diluted earnings (loss) per share were as follows:

	THREE MONTHS ENDED MARCH 31
	2017	2016
Unaudited pro forma basic and diluted weighted average shares outstanding	13,668	13,760

Unaudited pro forma basic and diluted loss per share	$(0.10)	$(0.16)

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item	13. Other Expenses of Issuance and Distribution.

Set forth below is an estimate (except for the registration fee) of the fees and expenses payable by the registrant in connection with the distribution of its common stock being registered.

SEC registration fee	$
Legal fees and expenses		*	†
Accounting fees and expenses		*	†
Transfer agent and registrar fees and expenses		*	†
Printing and engraving expenses		*	†
Miscellaneous		*	†
NYSE Listing Fee		*	†
Total		*	†

*	Estimate
†	To be filed by amendment

Item 14. Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation provides in Article [            ] that we will indemnify, to the fullest extent permitted by the DGCL, any person who serves or served as our director, officer or employee who is involved in a proceeding because such person:

•	is or was our director or officer or an administrator or fiduciary for any of our employee benefit plans; or

•	serves or served at our request as a director, officer, employee or agent, or as an administrator or fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise.

This indemnification includes the right to have us pay the expenses incurred in defending such a proceeding before final disposition.

Article [            ] of our amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director will be personally liable to us or our stockholders concerning any acts or omissions in the performance of the director’s duties.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted under standards similar to those set forth in the paragraph above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 further provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145; that expenses (including attorney’s fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled; and that a corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

We expect to purchase directors’ and officers’ liability insurance policies. Within the limits of their coverage, the policies will insure (1) our directors and officers against certain losses resulting from claims against them in their capacities as directors and officers, or as an administrator or fiduciary of any of our employee benefit plans, to the extent that such losses are not indemnified by us and (2) us to the extent that we indemnify such directors and officers for losses as permitted under the laws of Delaware.

For the undertaking with respect to indemnification, see Item 17 herein.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

(a) See Exhibit Index.

(b) See “Schedule II — Valuation and Qualifying Accounts for Hamilton Beach Brands Holding Company year ended December 31, 2016 and 2015” included in the audited consolidated financial statements for Hamilton Beach Holding, included in the prospectus, which forms a part of this registration statement.

Item 17. Undertakings.

(a)(1) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of [                ], on [                ], 2017.

By:	/s/ [ ]
Name: [ ]
Title: [ ]

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints John D. Neumann, Elizabeth I. Loveman and Jesse L. Adkins, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the registration statement on Form S-1 of Hamilton Beach Brands Holding Company and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his, her, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Gregory H. Trepp	President and Chief Executive Officer (Principal Executive Officer)	, 2017

James H. Taylor	Vice President and Chief Financial Officer (Principal Financial Officer)/(Principal Accounting Officer)	, 2017

John P. Jumper	Director	, 2017

Dennis W. LaBarre	Director	, 2017

Michael S. Miller	Director	, 2017

Alfred M. Rankin, Jr.	Director	, 2017

James A. Ratner	Director	, 2017

Britton T. Taplin	Director	, 2017

David F. Taplin	Director	, 2017

David B.H. Williams	Director	, 2017

Richard de J. Osborne	Director	, 2017

EXHIBIT INDEX

Exhibit	Description

2.1**	Form of Separation Agreement by and between NACCO Industries, Inc. and Hamilton Beach Brands Holding Company.

3.1**	Amended and Restated Certificate of Incorporation of Hamilton Beach Brands Holding Company.

3.2**	Amended and Restated Bylaws of Hamilton Beach Brands Holding Company.

4.1**	Specimen of Hamilton Beach Brands Holding Company Class A Common Stock certificate.

4.2**	Specimen of Hamilton Beach Brands Holding Company Class B Common Stock certificate.

5.1**	Form of Opinion of McDermott Will & Emery LLP.

8.1**	Form of Opinion of McDermott Will & Emery LLP.

10.1**	Form of Transition Services Agreement by and between NACCO Industries, Inc. and Hamilton Beach Brands Holding Company.

10.2**	Form of Tax Allocation Agreement by and between NACCO Industries, Inc. and Hamilton Beach Brands Holding Company.

10.3**	Form of Stockholders Agreement by and between Hamilton Beach Brands Holding Company and [ ].

10.4*	The Retirement Benefit Plan for Alfred M. Rankin, Jr. (Amended and Restated Effective as of January 1, 2014) (incorporated herein by reference to Exhibit 10.2 to the NACCO Industries, Inc. Current Report on Form 8-K, filed by NACCO Industries, Inc. on February 14, 2014, Commission File Number 1-9172).

10.5*	NACCO Industries, Inc. Unfunded Benefit Plan (Amended and Restated Effective as of January 1, 2014) (incorporated herein by reference to Exhibit 10.3 to the NACCO Industries, Inc. Current Report on Form 8-K, filed by NACCO Industries, Inc. on February 14, 2014, Commission File Number 1-9172).

10.6*	NACCO Industries, Inc. Non-Employee Directors’ Equity Compensation Plan (Amended and Restated May 9, 2017) (incorporated by reference to Exhibit 10.1 to the NACCO Industries, Inc. Current Report on Form 8-K, filed by NACCO Industries, Inc. on May 10, 2017, Commission File Number 1-9172).

10.7*	NACCO Industries, Inc. Executive Long-Term Incentive Compensation Plan (Amended and Restated March 1, 2017) (incorporated by reference to Exhibit 10.2 to the NACCO Industries, Inc. Current Report on Form 8-K, filed by NACCO Industries, Inc. on May 10, 2017, Commission File Number 1-9172).

10.8*	Form of Cashless Exercise Award Agreement for the NACCO Industries, Inc. Executive Long-Term Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.13 to the NACCO Industries, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2014, Commission File Number 1-9172).

10.9*	Form of Non-Cashless Exercise Award Agreement for the NACCO Industries, Inc. Executive Long-Term Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.14 to the NACCO Industries, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2014, Commission File Number 1-9172).

10.10*	NACCO Industries, Inc. Supplemental Executive Long-Term Incentive Bonus Plan (Amended and Restated March 1, 2012) (incorporated herein by reference to Appendix B to the NACCO Industries, Inc. Definitive Proxy Statement, filed by NACCO Industries, Inc. on March 16, 2012, Commission File Number 1-9172).

10.11*	Form of Award Agreement for the NACCO Industries, Inc. Supplemental Executive Long-Term Incentive Bonus Plan (incorporated by reference to Exhibit 10.8 to the NACCO Industries, Inc. Current Report on Form 8-K, filed by NACCO Industries, Inc. on September 17, 2012, Commission File Number 1-9172).

10.12*	NACCO Industries, Inc. Executive Excess Retirement Plan (Effective as of September 28, 2012) (incorporated by reference to Exhibit 10.2 to the NACCO Industries, Inc. Current Report on Form 8-K, filed by NACCO Industries, Inc. on September 17, 2012, Commission File Number 1-9172).

10.13*	NACCO Industries, Inc. Annual Incentive Compensation Plan (Effective as of September 28, 2012) (incorporated herein by reference to Appendix A to the NACCO Industries, Inc. Definitive Proxy Statement, filed by NACCO Industries, Inc. on March 22, 2013, Commission File Number 1-9172).

10.14*	Hamilton Beach Brands, Inc. Long-Term Incentive Compensation Plan (Amended and Restated Effective March 1, 2015) (incorporated herein by reference to Exhibit 10.2 to the NACCO Industries, Inc. Current Report on Form 8-K, filed by NACCO Industries, Inc. on May 18, 2015, Commission File Number 1-9172).

10.15*	The Hamilton Beach Brands, Inc. Annual Incentive Compensation Plan (Effective January 1, 2014) (incorporated herein by reference to Exhibit 10.1 to the NACCO Industries, Inc. Current Report on Form 8-K, filed by NACCO Industries, Inc. on May 9, 2014, Commission File Number 1-9172).

10.16*	The Hamilton Beach Brands, Inc. Excess Retirement Plan (As Amended and Restated Effective January 1, 2015) (incorporated herein by reference to Exhibit 10.71 to the NACCO Industries, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2014, Commission File Number 1-9172).

10.17*	Amendment No.1 to The Hamilton Beach Brands, Inc. Excess Retirement Plan (As Amended and Restated Effective January 1, 2015) (incorporated herein by reference to the NACCO Industries, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2015, Commission File Number 1-9172).

10.18	Credit Agreement, dated as of April 29, 2010, among The Kitchen Collection, Inc., the borrowers and guarantors thereto, Wells Fargo Retail Finance, LLC and the other lenders thereto (incorporated herein by reference to Exhibit 10.27 to the NACCO Industries, Inc. Quarterly Report on Form 10-Q/A, filed by NACCO Industries, Inc. on March 20, 2013, Commission File Number 1-9172).

10.19	First Amendment to Credit Agreement, dated as of August 7, 2012, among The Kitchen Collection, LLC, as successor to The Kitchen Collection, Inc., the borrowers and guarantors thereto, Wells Fargo Bank, National Association, as successor to Wells Fargo Retail Finance, LLC, and the other lenders thereto (incorporated herein by reference to Exhibit 10.28 to the NACCO Industries, Inc. Quarterly Report on Form 10-Q/A, filed by NACCO Industries, Inc. on March 20, 2013, Commission File Number 1-9172).

10.20	Second Amendment to Credit Agreement, dated as of September 19, 2014, among The Kitchen Collection, LLC, the borrowers and guarantors thereto, Wells Fargo Bank, National Association, as successor to Wells Fargo Retail Finance, LLC, (incorporated herein by reference to Exhibit 10.1 to the NACCO Industries, Inc. Current Report on Form 8-K, filed by NACCO Industries, Inc. on September 19, 2014, Commission File Number 1-9172).

10.21	Amended and Restated Credit Agreement by and among Wells Fargo Bank, National Association, as Administrative Agent, Wells Fargo Capital Finance, LLC, as Sole Lead Arranger and Sole Lead Bookrunner, the Lenders that are Parties thereto as the Lenders, Hamilton Beach Brands, Inc., as US Borrower, and Hamilton Beach Brands Canada, Inc., as Canadian Borrower, as Borrowers, dated as of May 31, 2012 (incorporated herein by reference to Exhibit 10.1 to the NACCO Industries, Inc. Current Report on Form 8-K, filed by NACCO Industries, Inc. on June 6, 2012, Commission File Number 1-9172).

10.22	Amended and Restated Guaranty and Security Agreement, dated as of May 31, 2012, among Hamilton Beach Brands, Inc. and Hamilton Beach, Inc., as Grantors, and Wells Fargo Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 10.2 to the NACCO Industries, Inc. Current Report on Form 8-K, filed by NACCO Industries, Inc. on June 6, 2012, Commission File Number 1-9172).

10.23	Amended and Restated Canadian Guarantee and Security Agreement, dated as of May 31, 2012, among Hamilton Beach Brands Canada, Inc., as Grantor, and Wells Fargo Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 10.3 to the NACCO Industries, Inc. Current Report on Form 8-K, filed by NACCO Industries, Inc. on June 6, 2012, Commission File Number 1-9172).

10.24	Amendment No.1 to Amended and Restated Credit Agreement by and among Wells Fargo Bank, National Association, as Administrative Agent, the Lenders that are Parties Hereto as the Lenders, Hamilton Beach Brands, Inc., as US Borrower, and Hamilton Beach Brands Canada, Inc., as Canadian Borrower, as Borrowers, dated as of July 29, 2014 (incorporated herein by reference to Exhibit 10.1 to the NACCO Industries, Inc. Quarterly Report on Form 10-Q, filed by NACCO Industries, Inc. on July 30, 2014, Commission File Number 1-9172).

10.25	Amendment No.2 to Amended and Restated Credit Agreement by and among Wells Fargo Bank, National Association, as Administrative Agent, the Lenders that are Parties Hereto as the Lenders, Hamilton Beach Brands, Inc., as US Borrower, and Hamilton Beach Brands Canada, Inc., as Canadian Borrower, as Borrowers, dated as of November 20, 2014 (incorporated herein by reference to Exhibit 10.66 to the NACCO Industries, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2014, Commission File Number 1-9172).

10.26	Amendment No. 3 to Amended and Restated Credit Agreement by and among Wells Fargo Bank, National Association, as Administrative Agent, the Lenders that are Parties Hereto as the Lenders, Hamilton Beach Brands, Inc., as Parent, and Weston Brands, LLC, as US Borrowers and Hamilton Beach Brands Canada, Inc., as Canadian Borrower, dated December 23, 2015 (incorporated herein by reference to Exhibit 10.72 to the NACCO Industries, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2015, Commission File 1-9172).

10.27	Amendment No. 4 to Amended and Restated Credit Agreement by and among Wells Fargo Bank, National Association, as Administrative Agent, the Lenders that are Parties Hereto as the Lenders, Hamilton Beach Brands, Inc., as Parent, and Weston Brands, LLC, as US Borrowers, and Hamilton Beach Brands Canada, Inc., as Canadian Borrower, dated June 30, 2016 (incorporated herein by reference to Exhibit 10.1 to the NACCO Industries, Inc. Quarterly Report on Form 10-Q, file by NACCO Industries, Inc. on August 2, 2016, Commission File Number I-9172).

21.1**	Subsidiaries of Hamilton Beach Brands Holding Company.

23.1**	Consent of Ernst & Young LLP.

23.2**	Consent of McDermott Will & Emery LLP (included in Exhibit 5.1).

23.3**	Consent of McDermott Will & Emery LLP (included in Exhibit 8.1).

24.1**	Power of Attorney (included on signature page of this Registration Statement).

*	Management contract or compensation plan or arrangement.
**	To be filed by amendment.